
NAVISTAR
NYSE

2008 Annual Report to Shareholde

Leveraging Our Strengths. Navistar Defense has efficiently leveraged the parent company's existing commercial truck platforms to develop a sustainable approximately $2 billion business in less than three years. One example is the MaxxPro™ Mine Resistant Ambush Protected (MRAP) advanced armored vehicle, which is built off the proven chassis of the International® WorkStar® severe service truck, providing protection for American troops serving in harm's way.





International® WorkStar®

Leveraging the Strengths of Others.

As we look to the future, Navistar is partnering with other leading manufacturers to expand our lineup of powerful MaxxForce™ engines. Derived from our strategic agreement with MAN, we launched our first 11-liter and 13-liter big bore engines, produced in our new Huntsville, Alabama, plant. The new engine lineup will provide superior performance and fuel economy.


INTERNATIONAL
INTERNATIONAL



MaxxForce™ 11-liter Big Bore Engine

In 2008, with the commercial truck industry at the lowest point in a most difficult cycle, we delivered record revenue – nearly doubling our revenues from five years ago – and were solidly profitable.

Net Sales and Revenues
In millions of dollars



$15,000
$12,000
$9,000
$6,000
$3,000
$0
05 06 07 08

Net Income
In millions of dollars



$300
$200
$100
$0
$(100)
$(200)
05 06 07 08

Diluted Earnings (Loss) Per Share



$4.50
$3.00
$1.50
$0
$(1.50)
$(3.00)
05 06 07 08

Manufacturing Segment Profit
In millions of dollars (unaudited)



$900
$720
$540
$360
$180
$0
05 06 07 08

Financial Summary

In millions of dollars (except per share data)	2005	2006	2007	**2008**
Net Sales and Revenues	$12,124	$14,200	$12,295	**$14,724**
Net Income (Loss)	$139	$301	$(120)	**$134**[1]
Diluted Earnings (Loss) per Share	$1.90	$4.12	$(1.70)	**$1.82**[2]
Manufacturing Segment Profit (Unaudited & Non-GAAP)[3]	$421	$838	$426	**$719**

[1]Excluding the effects of the asset impairment, net income would have been $529 million.
[2]Excluding the effects of the asset impairment, net income would have been $7.23 per diluted share.
[3]The manufacturing segment collectively represents our truck, engine and parts segments.

Stock Performance



$250
$200
$150
$100
$50
04 05 06 07 08

	2004	2005	2006	2007	2008
Navistar	85.5	68.0	69.6	155.8	74.5
S&P 500	109.4	119.0	138.4	158.6	101.3
S&P Construction & Farm	112.6	132.3	168.2	247.3	119.3

— Navistar — S&P 500 — S&P 500 Construction & Farm Machinery & Heavy Trucks Index

This graph shows the yearly percentage change in the cumulative total shareowner return on Navistar Common Stock during the last five fiscal years ended October 31, 2008. The graph also shows the cumulative total returns of the S&P 500 Index and the S&P Construction & Farm Index. The comparison assumes $100 was invested on October 31, 2003, in Navistar Common Stock and in each of the indices shown and assumes reinvestment of dividends. Source: Standard & Poor's Compustat

In our core U.S. and Canadian markets, we maintained a leadership position in virtually every market where we compete, and grew our share in many of these businesses.

2008 Market Share Information


Medium Truck
#1
36% Market Share


School Bus
#1
55% Market Share


Severe Service Truck
#1
37% Market Share


U.S. and Canadian Class 6-8 Truck Industry – Retail Sales Volume
500,000
450,000
400,000
350,000
300,000
250,000
200,000
99
00
02
03
04
05
06
08


MRAP Vehicles
#1
40% Market Share


Heavy Truck
#4
19% Market Share


Mid-Range Engines
#1
36% Market Share

Source: Volumes and market share data from ACT, R.L. Polk and internal reports.

My Fellow Shareholders:

Building **great products** that make a difference to our customers.

Achieving a more **competitive cost structure.**

Finding **profitable growth** opportunities around the world.

For the past several years, we have consistently pointed to our two goals for 2009 – $15 billion in revenue and $1.6 billion in manufacturing segment profit.

Those goals assumed a commercial truck industry volume in our core market of the U.S. and Canada of at least 415,000 units. It is now abundantly clear that the industry in 2009 will be much, much weaker than our base assumption. Despite this continued industry weakness, we remain committed to our goals because our strategy is working.

In 2008, we demonstrated solid progress on our goals for revenue and profitability, with $14.7 billion in revenue and $1.1 billion in manufacturing segment profit (excluding asset impairment charges taken to reflect depleted Ford pickup truck engine volumes). Most importantly, we delivered those levels of revenue and profit despite a truck market that was far weaker than anyone might have predicted. In fact, truck industry volume in 2008 was only about 244,100 units – nearly half the industry volume two years earlier.

We have achieved this substantial progress by diversifying and expanding into new business opportunities with little capital investment and leveraging our core strengths and the strengths of companies that have become our partners.

We continue to follow a business strategy that defines everything we do:

- Building **great products** that make a difference to our customers;
- Achieving a more **competitive cost structure**; and
- Finding **profitable growth** opportunities around the world.

Great Products

In a year of incredible fuel price volatility, we were well positioned with great products delivering fuel economy leadership. We improved our share in the Class 8 market with International® **ProStar,® the most aerodynamic big-rig in the industry**. And we plan to add to our share going forward with our stunning new **LoneStar,® the fuel-efficiency leader among premium Class 8 trucks**, which we began delivering to customers in November.

We also led the way in diesel hybrid medium trucks and school buses, and expanded our lineup of powerful MaxxForce™ engines by **adding new 11-liter and 13-liter big bore engines** that provide the industry's best payload (horsepower per pound) and best-in-class fuel usage at idle. These are the right products at a time when volatile diesel prices have made fuel economy even more important to our customers.

We will meet 2010 U.S. diesel emissions requirements in a way that gives us a unique competitive advantage. Our competitors will rely on burdensome aftertreatment technology that is not appealing to customers. Instead, we are employing in-cylinder, clean-combustion technology that is easy to operate and maintain and that sets us up for continued leadership.

Competitive Cost Structure

A disciplined approach to business is also enabling us to improve our margins. We are improving our operating efficiencies and reducing materials costs by taking advantage of global sourcing and strategic partnerships. Our strategy is to **leverage our relationships** with Mahindra & Mahindra in India and Dongfeng Chaoyang Diesel (DCD) in China to help us achieve worldwide purchasing scale, broaden our engineering capabilities, and find the right quality at the best price. In our own facilities, we have also achieved labor operating efficiencies that give us greater flexibility and lower manufacturing costs, while controlling or reducing our legacy costs.

Members of the Navistar team at the New York Stock Exchange.


NAV
LISTED
NYSE

We are also taking greater control of the product development process and our intellectual property, while leveraging key supplier competencies to reduce the costs of components and to improve quality. This approach is certainly evident in our engine business. Advanced fuel systems, air management and electronics make up a higher percentage of an engine's total cost than ever before. By developing our own proprietary approach to advanced, post-2010 emissions control, we are positioned to command a larger share of that value stream.

Profitable Growth

We continue to seek profitable growth while minimizing dependence on our traditional markets' cyclicality, leveraging our leading technologies, enhancing scale and finding new profitable niches.

A remarkable example of how we've leveraged our product platforms is Navistar Defense. We now provide a full line of military vehicles and product support that offer life-saving capabilities to the U.S. and its allies. We've used our commercial truck platforms to develop a **sustainable approximately $2 billion military business in less than three years.**

International® ProStar,® launched in the U.S. and Canada as the industry's fuel economy leader, is already successful in Mexico and will be expanded throughout Latin America and other world markets. Our 9.3-liter MaxxForce engine, built to current U.S. emissions standards, is the basis for engines built to local standards for Brazil and Mexico, and ultimately for China, India and Russia, as well as for niche markets like stationary power and marine.

As we look to the future, we're working with global partners such as Mahindra & Mahindra, and potential partners such as Caterpillar, with distribution capabilities that complement our own. We're partnering with Mahindra & Mahindra to build a cab-over-engine vehicle targeted to India. Our new relationship with Neobus will allow us to build integrated commercial buses for Mexico and Latin America. And our Parts business is following our truck and engine sales around the world, benefiting from our growing defense business and our expanded export volume.

• • •

Strategy must drive results.
And we believe these results speak for themselves: **At the lowest truck industry volume in memory, we have nearly achieved our revenue goal a year early** — almost doubling the company's revenues from five years ago. And we are solidly profitable, with our 2009 profit goal in reach despite the economic turbulence.

Our strategy is working and will continue to serve the company well going forward in any economic scenario.

Sincerely,

Dan Ustian
Chairman, President and Chief Executive Officer,
Navistar International Corporation

Great Products: Focus on the Customer

A simple, customer-friendly emissions solution

Navistar's customer-friendly approach to meeting upcoming federal emissions standards provides us with a strong competitive advantage.



EMISSIONS
2010
MAXXFORCE
Choose Simplicity

In order to meet the U.S. Environmental Protection Agency's (EPA) 2010 emissions standards for diesel engines, Navistar is driving ahead with advancements to our simple, customer-friendly Exhaust Gas Recirculation (EGR) technology. **Navistar will introduce advanced EGR technology into every MaxxForce™ engine.**

Meanwhile, other manufacturers are pursuing a solution that will impose significant burdens on their customers. They're relying on Selective Catalytic Reduction (SCR) aftertreatment technology, which includes new hardware to accommodate the storage of the chemical urea. The SCR equipment will add an additional 200 to 500 pounds per truck depending on application, limiting the amount of payload each truck can carry.

Instead of add-on aftertreatment, advanced EGR by MaxxForce™ reduces emissions in the engine cylinder. It complies with the 2010 standard, and requires no change for operators and maintainers. Other advantages to advanced EGR by MaxxForce™ include:

- No new hardware
- No new training required for operation or maintenance
- No urea storage requirements
- No additional weight due to new aftertreatment equipment
- No need to worry about extreme outdoor temperatures — hot or cold — that can affect the operating efficiency of an SCR system

All these advantages show why our advanced EGR solution is the smart, simple solution that customers will prefer. "It's easy," says one fleet operator. "It's simple. It's technology we already know." And by continuing to improve engine technology itself, it sets **Navistar up for continued leadership beyond 2010.**

Fuel economy leadership drives our competitive advantage

Volatile fuel prices are forcing trucking fleets and independent truckers alike to seek new ways of making their fuel dollar go as far as possible. And Navistar is in a leadership position, with the right vehicles at the right time.

Thanks to improved aerodynamics, the International® ProStar,® introduced in 2007, is the most fuel-efficient long-haul truck on the road. **ProStar has a fuel economy advantage of 7% over its nearest rivals.** Likewise, our advanced classic long-haul truck, the International® LoneStar,® has fuel economy 20% better than leading competitors in its category.

Beyond aerodynamics, we are working to optimize powertrain integration and maintain a streamlined vehicle profile. Together, these approaches are making a major difference in our vehicles' fuel efficiency. One of our fleet customers, Mesilla Valley Transport based in Las Cruces, N.M., recently reported improvements in fuel economy ranging from 8% to 15%, which could create fuel savings per unit of $3,000 to $5,000 annually.

The sleek, aerodynamic design of the International® ProStar® makes it the most fuel-efficient long-haul truck on the road today.



Leveraging an unsurpassed dealer network and parts operations, we're treating customer service as a product that builds great relationships. Dealers such as Cumberland International Trucks of Nashville are able to assure customers of a positive service experience and maximum uptime.



We also are taking the industry lead in hybrid technology. Our partnership with the EPA, UPS and Eaton Corporation has developed the first-ever series diesel hydraulic urban delivery vehicle. The vehicle uses hydraulic pumps and hydraulic storage tanks to capture and store energy. UPS has placed an order for the new vehicles, which promise to achieve 45% to 50% better fuel economy than conventional diesel delivery trucks.

We've also introduced the first U.S. school buses and mid-size commercial vehicles with hybrid-electric powertrains. Our hybrid buses helped the Napa Valley School District in Northern California achieve close to 13 miles per gallon – nearly double the fuel efficiency of a typical school bus.

As Ralph Knight, the district's transportation director, notes, "Cutting annual fuel costs in half for this bus is a major advantage – both for taxpayers' wallets and for the environment."

Fuel efficiency is a major competitive advantage for Navistar. As fuel prices surged this summer, so did our share of heavy truck sales.

Customer service is another great product

For truck customers, it's all about uptime. Keeping their trucks on the road means making money. That's why **great customer service completes the promise of great products.** With the largest, most capable dealer channel in the industry, we can assure our customers of a positive service experience and maximum uptime.

Our dealer network's reputation for parts and service support is strong and continues to improve. With a large inventory of quality parts and more certified technicians than any competitor, we aim to provide our customers with the assurance of low cost of ownership.

Having the largest dealer network gives us more than just a presence in convenient locations. It also yields an unsurpassed stream of experience and information that enables our dealers to make every customer experience better. Our innovative International Service Information System (ISIS) helps to keep our customers' trucks operating at peak levels, day in and day out.

ISIS provides customers with an overview of services at each of our **more than 1,100 dealer locations.** It gives dealers ready access to virtually all technical information for our products. And it facilitates our Service Partner program, which assures standard estimates and repair times for the top 200 repairs demanded by fleet customers.

Our focus on responsive customer service and prompt parts delivery is reflected in Navistar Parts' **growth from just over $1 billion in sales five years ago to nearly $2 billion in 2008.** This growth stems from non-traditional businesses such as defense and expanded export volume around the world, as well as expanded service to fleet accounts. This year, **Navistar sold and shipped globally more than 12 million parts** to help keep customers' trucks up and running.

Profitable Growth: Expanding the Business

A defense portfolio that drives sustainable growth

Navistar Defense, LLC, a part of our Truck segment, has successfully **established itself as a market leader in the defense arena** by leveraging the company's existing assets – engineering, manufacturing, parts and distribution networks – to offer the U.S. military and its allies a wide portfolio of tough, reliable products and services designed for the unique demands of the most hostile operating environment imaginable.

The overwhelming success of our military commercial off-the-shelf (MILCOTS) business over the past couple of years, including a contract for $1.3 billion in vehicles based on the International® WorkStar® in 2008, positioned us well to succeed with Mine Resistant Ambush Protected (MRAP) vehicles. In fiscal 2008, the military business contributed more than $3.5 billion in total revenues to Navistar. Meanwhile, Navistar Defense continues to develop new offerings that will allow the company to **sustain military revenue of approximately $2 billion annually**.

Our success in the MRAP vehicle program continued in September when Navistar received a contract worth at least $752 million to produce a lighter, more mobile MRAP variant, the International® MaxxPro™ Dash, designed specifically for unique Afghan terrain conditions. In the same month, Navistar won two contracts totaling $92 million from the U.S. Army TACOM Life Cycle Management Command for a new application, based on the International® PayStar® platform, that will transport the Iraqi Ministry's heavy equipment. Leveraging our commercial diesel engine expertise, the development of MaxxForce™ D brand engines, ranging from 2.8 liters to 12.4 liters, reflects our commitment to providing the defense industry with durable and reliable engines for use in combat.

In addition to ongoing U.S. military contracts, an advanced vehicle proposal developed jointly by Navistar and BAE Systems has been selected as one of three finalists for further development and review for the upcoming Joint Light Tactical Vehicle (JLTV) program to replace the high mobility multi-purpose wheeled vehicle (HMMWV or Humvee). Navistar was also selected to compete in the next phase of the U.K. Ministry of Defence's Operational Utility Vehicle Systems program, which could replace more than 4,000 vehicles in the U.K.'s light tactical wheeled vehicle fleet.

The company's current successes position us well for the future and we will continue to pursue contracts for vehicle and sustainment activities with the U.S. and its allies. New opportunities include JLTV, Canada MILCOTS, various TACOM and U.K. contracts, new MaxxPro variants, parts and sustainment efforts.

Leveraging our technology and partnerships around the globe

Our North American vehicles have been built to advanced technical and environmental standards that are increasingly taking hold globally. Leveraging these technology investments from our core market and combining them with select capabilities of our strategic partners, we are driving profitable growth around the globe.

For example, we're **leveraging our advanced emissions reduction technology** to help the world's developing economies meet more stringent environmental standards. Our 2005 acquisition of MWM in South America, our Mahindra joint ventures in India, and our license agreement with Dongfeng Chaoyang Design (DCD) in China are enabling us to produce a full range of global diesel engines with multi-tier emissions options.

Our 9.3-liter MaxxForce™ engine, built in the U.S. to EPA 2007 emissions standards, is also the basis for our Brazil-produced 9.3-liter engine, which meets Euro III standards. Exported from Brazil to Mexico, it is used there as the basis for an engine that meets EPA 2004 standards. This Brazil-produced engine also will provide the platform for global growth, including China, India and Russia.

Navistar Defense will provide variants of its International® MXT™ to compete in the next phase of the U.K. Ministry of Defence's Operational Utility Vehicle Systems (OUVS) program.


1130

Navistar continues to expand its global truck business into new markets like Russia, the Middle East and South Africa, where our growing presence has driven increased use of severe service trucks, such as the International® WorkStar,® in major construction projects such as working on the site of the building of a stadium for the 2010 FIFA World Cup South Africa soccer tournament.



Our truck platforms also have strong potential for global expansion. We will be launching the International® ProStar,® the Class 8 leader in fuel-efficiency, in Mexico in 2009. And by harmonizing the ProStar® with local standards, we will expand further into Latin America and other world markets.

We also are **partnering with other leading manufacturers to develop new vehicles for high-growth markets.** One such vehicle is a cab-over-engine truck targeted to India, which will be built with Mahindra. Another is an integrated commercial bus joint venture with Brazilian bus body maker San Marino Ônibus e Implementos LTDA, which sells internationally under the Neobus brand. Aimed at the Mexican and Latin American market, the new commercial buses, to be managed by our Global Bus Operations, will expand on our success in building integrated school buses for First Student and other customers in North America. A third expansion strategy is working with partners and potential partners who have distribution capabilities that complement our own, such as Mahindra and Caterpillar.

We are on track to achieve our long-term goal of deriving 50% of our truck revenues from outside the U.S. and Canada, while doubling our revenue base. And we are also well on the way to our goal of diversifying our engine volumes to roughly one-third in North America, one-third in South America and one-third in the rest of the world.

Competitive Cost Structure: Controlling Our Destiny

This year saw the return of Navistar to the New York Stock Exchange, where the company had traded for nearly a century. "Our shareholders deserve to trade on a premium exchange, and we're proud to be back on the Big Board," said Dan Ustian, chairman, president and CEO (right), with CFO Terry Endsley.



Access to liquidity reflects our strength, adds customer value

In the fourth quarter of fiscal 2008, we took significant actions to **enhance our liquidity in the midst of the broad credit crisis**. Thanks in large part to the quality of our portfolio of assets, Navistar Financial Corporation (NFC) was able to maintain our customers' and dealers' access to funding. Regardless of economic conditions, businesses around the world continue to need vehicles, and we are poised to make the most of our opportunities in this market.

Navistar's access to liquidity also provides the means to operate our business, execute our strategies and pursue new, expansionary opportunities offering longer-term rewards. In today's turbulent economy, the ongoing support of our key relationship banks says a lot about their confidence in the health of our company and our future growth opportunities.

As a result of the challenging economic environment, many of NFC's competitors have exited the financing business, making it more difficult for trucking industry customers to finance their truck purchases. Since the beginning of fiscal 2008, however, NFC has **successfully raised about $2 billion in funding.** This continued access to credit is a **critical benefit to our dealers and customers**, enabling them to move ahead with their business and maximize their opportunities during tough economic times.

Delivering great products with a competitive cost structure

Navistar's disciplined approach to doing business is enabling us to improve our earnings as we push segment profits to the bottom line. In fiscal 2008, we **increased our worldwide purchasing scale and engineering capabilities,** negotiated labor operating efficiencies that provide greater flexibility and improved manufacturing cost, and actively controlled and reduced our legacy costs.

We have improved our operating efficiencies by increasing global sourcing, leveraging scale benefits and finding synergies among strategic partnerships. Navistar's excellent long-term **supplier partnerships have enabled production and efficiency improvements**, enhancing our ability to contain or reduce material costs. We've used a combination of design changes, material substitution, resourcing, global sourcing and pricing performance to soften the impact of high commodity prices.

As we move into 2009, we and our supply base will strategically leverage risk management tools to manage the volatility associated with some key commodities. This will provide us with **added control over commodity market pricing** changes and will mitigate the effects of price volatility on the company, customers and shareholders.

Controlling our destiny with our own MaxxForce™ engines

For Navistar, controlling our own destiny is a key strategy. We have long been a leader in medium duty diesel engines that power International® medium trucks and IC school buses. We now are leveraging joint ventures and strategic partnerships to drive vertical integration of our engines into our heavy trucks as well.

In 2008, we **launched our first big bore diesel engines**, produced in our new Huntsville, Alabama, plant. Derived from our strategic agreement with MAN, these new additions to our lineup of MaxxForce™ engines enjoy a 400- to 800-pound weight advantage over the competition, with superior performance and fuel economy. Designed for optimal integration with all classes of International® trucks, our **MaxxForce™ engines enable our engine business to grow with our truck business**.

We're also controlling our destiny by taking increased control of our engine technology, including our distinctive approach to post-2010 emissions control, which builds on proven Exhaust Gas Recirculation (EGR) technology used in two million Navistar engines over the past six years. In order to meet 2010 U.S. emissions requirements for nitrous oxides (NOx), our clean-combustion technology **employs advanced EGR to reduce emissions** in the engine cylinder, rather than relying on the add-on aftertreatment systems used by other manufacturers.

A third way to control our destiny is by achieving global flexibility and scale in both our manufacturing and our supply base. We're **expanding our global manufacturing capability** by leveraging what we have with our South American engine business, as well as what others have built via our engine joint venture with Mahindra in India and our diesel engine licensing agreement with Dongfeng Chaoyang Diesel in China. Manufacturing in these key markets allows us to sell there and provides favorable access to the local supply base.

More control over commodity market pricing: Working with suppliers, Navistar has successfully managed volatility associated with key commodities.





As the long-time world leader in medium-range diesel engines, we saw an opportunity to expand our business by developing new 11- and 13-liter MaxxForce™ diesel engines for the Class 8 truck market. Designed for optimal integration with International® vehicles, our expanding engine lineup will enable our engine business to grow with our truck business.

The Growing Family of Navistar Brands

NAVISTAR

Navistar Truck Group

International Truck is a leading producer of medium trucks, heavy trucks and severe service vehicles, as well as a manufacturer of military vehicles via Navistar Defense. International trucks, parts and service are provided through a network of nearly 1,000 dealer outlets in the United States, Canada and Mexico, as well as 140 dealer locations in 54 countries outside North America.

IC Bus The nation's largest integrated manufacturer of school buses, IC Bus is a leader in passenger protection, chassis design, engines and ergonomics. The company is also a leading producer of commercial buses for several markets. All IC branded buses are sold, serviced and supported through a dealer network that offers an integrated customer program encompassing parts, training and service.

Workhorse Custom Chassis builds the chassis of choice for motor homes, vocational vehicles, trucks and buses. They are constructed to the exacting requirements of their intended use with extraordinary quality and attention to detail, making them among the most popular chassis on the road.

Mahindra Navistar Our truck joint venture with Mahindra & Mahindra gives us unprecedented access to Asian markets. Created to manufacture trucks and buses for India, it establishes a significant supply base for components and materials in the region and provides expanded engineering services for Navistar's development of global truck and bus products.

Navistar Engine Group

MAXXFORCE

MaxxForce branded engines are available in all Navistar vehicles, including International medium trucks, heavy trucks and severe service vehicles and IC branded buses. Navistar also sells its V-8 engines under the Power Stroke Diesel brand to Ford Motor Company for use in its full-size pickup trucks and vans.

MWM INTERNATIONAL

MWM International The leader in the development and production of diesel engines in the Mercosur, MWM International features a complete line of engines from 2.5 to 9.3 liters used in the vehicular, agricultural, industrial and marine markets.

Mahindra Navistar Our engine joint venture with Mahindra & Mahindra will further expand our footprint in Asia by producing diesel engines for medium and heavy trucks and buses in India. Under the agreement, a new plant will be built with an initial output of 25,000 units per year in 2009 and ramping up to 40,000 units within five years.

Navistar Financial Services

Navistar Financial Corporation For nearly 60 years, NFC has provided cutting-edge financial solutions for the transportation industry, including International truck customers and dealers and select trailer customers and dealers.

Navistar Parts Group

Navistar Parts provides comprehensive support for all our brands and products, providing OEM-recommended parts and expert service to keep customers' businesses up and running.

About the Cover

The stunning International® LoneStar,® which stands alone among premium Class 8 trucks in fuel economy, establishes an entirely new type of truck designed for the unique requirements of the independent owner-operator. LoneStar® and Navistar Defense's new MaxxPro™ Dash, a smaller and more mobile variant of the MRAP, created a buzz on Broad Street in the shadow of the New York Stock Exchange as company executives celebrated Navistar's return to the Big Board by ringing the opening bell October 15.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from To

Commission file number 1-9618

NAVISTAR®

NAVISTAR INTERNATIONAL CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**36-3359573**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois	**60555**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code (630) 753-5000

Securities registered pursuant to Section 12(g) of the Act:

Common stock, par value $0.10 per share

Cumulative convertible junior preference stock, Series D (with $1.00 par value per share)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

As of April 30, 2008, the aggregate market value of common stock held by non-affiliates of the registrant was $4.1 billion. For purposes of the foregoing calculation only, executive officers and directors of the registrant, and pension and 401(k) plans of the registrant, have been deemed to be affiliates.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act.) Yes ☐ No ☑.

As of November 30, 2008, the number of shares outstanding of the registrant's common stock was 71,228,856, net of treasury shares.

Documents incorporated by reference: Portions of the Company's Proxy Statement for the Annual Meeting of Shareowners to be held on February 17, 2009, are incorporated by reference in Part III.

NAVISTAR INTERNATIONAL CORPORATION FISCAL YEAR 2008 FORM 10-K

TABLE OF CONTENTS

Disclosure Regarding Forward-Looking Statements

Information provided and statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and the Company assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties, and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

Available Information

We are subject to the reporting and information requirements of the Exchange Act and as a result, are obligated to file periodic reports, proxy statements, and other information with the United States Securities and Exchange Commission ("SEC"). We make these filings available free of charge on our website (http://www.navistar.com) as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. The SEC maintains a website (http://www.sec.gov) that contains our annual, quarterly, and current reports, proxy and information statements, and other information we file electronically with the SEC. You can read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Room 1850, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Information on our website does not constitute part of this Annual Report on Form 10-K.

PART I

Item 1. *Business*

Navistar International Corporation ("NIC"), incorporated under the laws of the state of Delaware in 1993, is a holding company whose principal operating subsidiaries are Navistar, Inc. and Navistar Financial Corporation ("NFC"). Both NIC and NFC file periodic reports with the SEC. References herein to the "Company," "we," "our," or "us" refer to NIC and its subsidiaries, and certain variable interest entities of which we are the primary beneficiary. We report our annual results for our fiscal year, which ends October 31. As such, all references to 2008, 2007, and 2006 contained within this Annual Report on Form 10-K relate to the fiscal year unless otherwise indicated.

Overview

We are an international manufacturer of International brand commercial trucks, IC Bus, LLC ("IC") brand buses, MaxxForce™ brand diesel engines, Workhorse Custom Chassis, LLC ("WCC") brand chassis for motor homes and step vans, Navistar Defense, LLC military vehicles, and a provider of service parts for all makes of trucks and trailers. Additionally, we are a private-label designer and manufacturer of diesel engines for the pickup truck, van, and sport utility vehicles ("SUV") markets. We also provide retail, wholesale, and lease financing of our trucks, and financing for our wholesale and retail accounts.

Our Strategy

Our long term strategy is focused on three pillars:

- Great Products
  - Growing our Class 8 tractor line, including an expanded line of ProStar™ and LoneStar® trucks
  - Focusing engine research and development in order to have a competitive advantage for the 2010 emissions standards
  - Introducing our advanced engine technology in new markets
- Competitive Cost Structure
  - Increasing our seamless integration of MaxxForce branded engine lines in our products, including the establishment of our new MaxxForce 11 and 13 engines
  - Reducing materials cost by increasing global sourcing, leveraging scale benefits, and finding synergies among strategic partnerships
- Profitable Growth
  - Working in cooperation with the U.S. military to provide an extensive line of defense vehicles and product support, including but not limited to, Mine Resistant Ambush Protected ("MRAP") vehicles and other vehicles derived from our existing truck platforms
  - Minimizing the impact of our "traditional" markets cyclicality by growing the Parts segment and "expansion" markets sales, such as Mexico, international export, military export, recreational vehicle, commercial bus, and commercial step van
  - Broadening our Engine segment customer base

The two key enablers to the above strategy are as follows:

- Leverage the resources we have and those of our partners
  - Grow in our traditional markets and globally through partnerships and joint ventures to reduce investment, increase speed to market, and reduce risk

    - Maintain product and plant flexibility to fully utilize our existing facilities, people, and technologies
    - Combine global purchasing relationships to achieve scale and sourcing anywhere in the world to contain costs
- Control our destiny
    - Control the development process and associated intellectual property of our products
    - Leverage key supplier competencies to reduce costs of components and improve quality
    - Ensure the health and growth of our distribution network to provide our products to key markets

Our Operating Segments

We operate in four industry segments: Truck, Engine, Parts (collectively called "manufacturing operations"), and Financial Services, which consists of NFC and our foreign finance operations (collectively called "financial services operations"). Corporate contains those items that do not fit into our four segments. Selected financial data for each segment can be found in Note 17, *Segment reporting*, to the accompanying consolidated financial statements.

Truck Segment

The Truck segment manufactures and distributes a full line of class 4 through 8 trucks and buses in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum, military vehicles, and student and commercial transportation markets under the International, Navistar Defense, LLC, and IC brands. This segment also produces chassis for motor homes and commercial step-van vehicles under the WCC brand. Additionally, we design, produce, and market a brand of light commercial vehicles for the truck market in India under the Mahindra International, Ltd. ("Mahindra") brand.

The Truck segment's manufacturing operations in the United States ("U.S."), Canada, Mexico (collectively called "North America"), and South Africa consist principally of the assembly of components manufactured by our suppliers, although this segment also produces some sheet metal components, including truck cabs.

We compete primarily in the class 6 through 8 school bus, medium and heavy truck markets within the U.S. and Canada, which we consider our "traditional" markets. We have successfully expanded our traditional market by increasing our sales to the U.S. military. The products we sell to the U.S. military are derivatives of our commercial vehicles and allow us to leverage our manufacturing and engineering expertise, utilize existing plants, and seamless integration of our engines. We continue to grow in "expansion" markets, which include Mexico, international export, non-U.S. military, recreational vehicle ("RV"), commercial step-van, and other class 4 through 8 truck and bus markets. We market our commercial products through our extensive independent dealer network in North America, which offers a comprehensive range of services and other support functions to our customers. Our commercial trucks are distributed in virtually all key markets in North America through our distribution and service network, comprised of 820 U.S. and Canadian dealer and retail outlets and 85 Mexican dealer locations as of October 31, 2008. We occasionally acquire and operate dealer locations ("Dealcor") for the purpose of transitioning ownership or providing temporary operational assistance. In addition, our network of used truck centers and International certified used truck dealers in the U.S. and Canada provides trade-in support to our dealers and national accounts group, and markets all makes and models of reconditioned used trucks to owner-operators and fleet buyers. The Truck segment is our largest operating segment, accounting for the majority of our total external sales and revenues.

The markets in which the Truck segment competes are subject to considerable volatility and move in response to cycles in the overall business environment. These markets are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Government regulation has impacted, and will continue to impact, trucking operations and the efficiency and specifications of equipment.

The class 4 through 8 truck and bus markets in North America are highly competitive. Major U.S. domestic competitors include: PACCAR Inc. ("PACCAR"), Ford Motor Company ("Ford"), and General Motors Corporation ("GM"). Competing foreign-controlled domestic manufacturers include: Freightliner and Western Star (both subsidiaries of Daimler-Benz AG ("Mercedes Benz")), and Volvo and Mack (both subsidiaries of Volvo Global Trucks). Major U.S. military vehicle competitors include: BAE systems, Force Protection Inc, General Dynamics Land Systems, General Purpose Vehicles, Oshkosk Truck, and Protected Vehicles Incorporated. In addition, smaller, foreign-controlled market participants such as Isuzu Motors America, Inc. ("Isuzu"), Nissan North America, Inc. ("Nissan"), Hino (a subsidiary of Toyota Motor Corporation ("Toyota")), and Mitsubishi Motors North America, Inc. ("Mitsubishi") are competing in the U.S. and Canadian markets with primarily imported products. In Mexico, the major domestic competitors are Kenmex (a subsidiary of PACCAR) and Mercedes Benz.

Engine Segment

The Engine segment designs and manufactures diesel engines across the 50 through 475 horsepower range for use primarily in our class 6 and 7 medium trucks, military vehicles, buses, and selected class 8 heavy truck models, and for sale to original equipment manufacturers ("OEMs") in North and South America for SUVs and pick-ups. This segment also sells engines for industrial and agricultural applications, and supplies engines for WCC, Low-Cab Forward ("LCF"), class 5 vehicles, and began production of our new MaxxForce 11 and 13 Big-Bore engines. The engine segment has made a substantial investment, together with Ford, in the Blue Diamond Parts ("BDP") joint venture, which is responsible for the sale of service parts to Ford. The Engine segment is our second largest operating segment based on total external sales and revenues.

The Engine segment has manufacturing operations in the U.S., Brazil, and Argentina. The operations at these facilities consist principally of the assembly of components manufactured by our suppliers, as well as machining operations relating to steel and grey iron components.

Our diesel engines are sold under the MaxxForce brand as well as produced for other OEMs, principally Ford. We supply our V-8 diesel engine to Ford for use in all of Ford's diesel-powered super-duty trucks and vans over 8,500 lbs. gross vehicle weight in North America. Shipments to Ford during the year ended October 31, 2008 account for 90% of our V-8 shipments and 44% of total shipments (including intercompany transactions). We are currently involved in litigation with Ford. For more information regarding our litigation with Ford, see Item 3, *Legal Proceedings*. There has been a decrease in Ford shipments due to a reduction in the production of heavy-duty pickup trucks built by Ford that contain diesel engines. We believe there is a high probability that this decrease in Ford engine volumes is permanent and will not return to historical volumes. As a result of our expectations related to future Ford engine volumes, we have taken an asset impairment charge and accrued other related costs in 2008.

In the U.S. and Canada mid-range commercial truck diesel engine market, there are six major players: Navistar, Inc., Cummins Inc. ("Cummins"), Mercedes Benz, Caterpillar Inc. ("Caterpillar"), Isuzu, and Hino. In the heavy pickup truck markets, Navistar, Inc. (Power Stroke®) in the Ford Super Duty, competes with Cummins in Dodge, and GM/Isuzu (Duramax) in Chevrolet and GMC.

In South America, we have a substantial share of the diesel engine market in the mid-sized pickup and SUV markets as well as the mid-range diesel engines produced in that market. Our South American subsidiary MWM International Industria De Motores Da America Do Sul Ltda. ("MWM") is a leader in the South American mid-range diesel engine market. MWM sells products in more than 35 countries on five continents and provides customers with additional engine offerings in the agriculture, marine, and light truck markets. MWM competes with Mitsubishi and Toyota in the Mercosul pickup and SUV markets; Cummins, Mercedes Benz, and Fiat Powertrain ("FPT") in the Light and Medium truck markets; Mercedes Benz, Cummins, Scania, Volvo, and FPT in the heavy truck market; Mercedes Benz in the bus market; New Holland (a subsidiary of CNH Global N.V.), Sisu Diesel (a subsidiary of AGCO Corporation), and John Deere in the agricultural market; and Scania and Cummins in the stationary market.

In Mexico, we compete in classes 4 through 8 with MaxxForce 5, 7, DT, and 9 engines, facing competition from Cummins, Caterpillar, Isuzu, Hino, Mercedes Benz, and Ford. The application of the new MaxxForce 11 and 13 Big-Bore engines in Mexico will depend on the availability of low sulfur diesel fuel throughout the country. In buses, we compete in classes 6 through 8 with I-6 MaxxForce DT and 9 engines and I-4 MWM engines branded MaxxForce 4.8, having as a main competitor Mercedes Benz with 904 and 906 series engines.

Parts Segment

The Parts segment supports our brands of International trucks, IC buses, WCC chassis, Navistar Defense, LLC vehicles, and MaxxForce engines by providing customers with proprietary products together with a wide selection of other standard truck, trailer, and engine service parts. We distribute service parts in North America and the rest of the world through the dealer network that supports our Truck and Engine segments.

Our extensive dealer channels provide us with an advantage in serving our customers. Goods are delivered to our customers either through one of our 11 regional parts distribution centers in North America or through direct shipment from our suppliers for parts not generally stocked at our distribution centers. We have a dedicated parts sales team within North America, as well as three national account teams focused on large fleet customers, a global sales team, and a government and military team. In conjunction with the Truck sales and technical service group, we provide an integrated support team that works to find solutions to support our customers.

Financial Services Segment

The Financial Services segment provides retail, wholesale, and lease financing of products sold by the Truck segment and its dealers within the U.S. and Mexico. We also finance wholesale and retail accounts receivable. Sales of new products (including trailers) of other manufacturers are also financed regardless of whether designed or customarily sold for use with our truck products. Our Mexican financial services operations' primary business is to provide wholesale, retail, and lease financing to the Mexican operations' dealers and retail customers.

In 2008, retail, wholesale, and lease financing of products manufactured by others approximated 14% of the financial services segment's total originations. This segment provided wholesale financing in 2008 and 2007 for 96% and 94%, respectively, of our new truck inventory sold by us to our dealers and distributors in the U.S. and provided retail and lease financing of 11% and 12% of all new truck units sold or leased by us to retail customers for 2008 and 2007, respectively.

Government Contracts

Since 2006, orders from the U.S. military for our vehicles, services, technical expertise, and related service parts have become increasingly significant. As a U.S. government contractor, we are subject to specific regulations and requirements as mandated by our contracts. These regulations include Federal Acquisition Regulations, Defense Federal Acquisition Regulations, and the Code of Federal Regulations. We are also subject to routine audits and investigations by U.S. government agencies such as the Defense Contract Management Agency and Defense Contract Audit Agency. These agencies review and assess compliance with contractual requirements, cost structure, and applicable laws, regulations, and standards.

Engineering and Product Development

Our engineering and product development programs are focused on product improvements, innovations, and cost reductions. As a truck manufacturer, costs have been focused on further development of our existing products such as the Prostar and LoneStar trucks as well as modifications of our trucks to accommodate 2010 emission compliant engines. As a diesel engine manufacturer, we have incurred research, development, and tooling costs to design our engine product lines to meet United States Environmental Protection Agency ("U.S. EPA"), California Air Resources Board ("CARB"), and other applicable foreign government emission requirements. Our engineering and product development expenditures were $380 million in 2008 compared to $382 million in 2007.

Acquisitions, Strategic Agreements, and Joint Ventures

We continuously seek and evaluate opportunities in the marketplace that provide us with the ability to leverage new technology, expand our engineering expertise, provide access to "expansion" markets, and identify component and material sourcing alternatives. During the recent past, we have entered into a number of collaborative strategic relationships and have acquired businesses that allowed us to generate manufacturing efficiencies, economies of scale, and market growth opportunities. We also routinely re-evaluate our existing relationships to determine whether they continue to provide the benefits we originally envisioned as well as review potential partners for new opportunities.

- In November 2007, we signed a second joint venture with Mahindra & Mahindra, Ltd. to produce diesel engines for medium and heavy commercial trucks and buses in India. This joint venture affords us the opportunity to enter a market in India that has significant growth potential for commercial vehicles and diesel power. We maintain a 49% ownership in this joint venture.
- In December 2007, we sold our interests in a heavy-duty trucks parts remanufacturing business. In connection with this sale, we received gross proceeds of $22 million.

Backlog

Our worldwide backlog of unfilled truck orders (subject to cancellation or return in certain events) at October 31, 2008 and 2007 was 21,400 and 18,900 units, respectively. Although the backlog of unfilled orders is one of many indicators of market demand, other factors such as changes in production rates, internal and supplier available capacity, new product introductions, and competitive pricing actions may affect point-in-time comparisons.

Employees

As our business requirements change, fluctuations may occur within our workforce from year to year. The following tables summarize the number of employees worldwide as of the dates indicated and an additional subset of active union employees represented by the United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW"), the National Automobile, Aerospace and Agricultural Implement Workers of Canada ("CAW"), and other unions, for the periods as indicated:

	As of October 31,		
	2008	**2007(A)**	**2006**
Employees worldwide			
Total active employees	**15,900**	13,300	17,500
Total inactive employees	**1,900**	3,900	700
Total employees worldwide	**17,800**	17,200	18,200

	As of October 31,		
	2008	**2007(A)**	**2006**
Total active union employees			
Total UAW	**3,300**	2,000	4,800
Total CAW	**1,000**	600	1,400
Total other unions	**2,800**	2,100	16200

(A) Employees are considered inactive in certain situations including disability leave, leave of absence, layoffs, and work stoppages. Inactive employees as of October 31, 2007 included approximately 2,500 UAW workers who had commenced a work stoppage that began on October 23, 2007 and ended on December 16, 2007.

Our existing labor contract with the UAW runs through September 30, 2010. Our existing labor contract with the CAW runs through June 30, 2009. See Item 1A, *Risk Factors*, for further discussion related to the risk associated with labor and work stoppages.

Patents and Trademarks

We continuously obtain patents on our inventions and own a significant patent portfolio. Additionally, many of the components we purchase for our products are protected by patents that are owned or controlled by the component manufacturer. We have licenses under third-party patents relating to our products and their manufacture and grant licenses under our patents. The monetary royalties paid or received under these licenses are not material.

Our primary trademarks are an important part of our worldwide sales and marketing efforts and provide instant identification of our products and services in the marketplace. To support these efforts, we maintain, or have pending, registrations of our primary trademarks in those countries in which we do business or expect to do business. We grant licenses under our trademarks for consumer-oriented goods, such as toy trucks and apparel, outside the product lines that we manufacture. The monetary royalties received under these licenses are not material.

Supply

We purchase raw materials, parts, and components from numerous outside suppliers. To avoid duplicate tooling expenses and to maximize volume benefits, single-source suppliers fill a majority of our requirements for parts and components.

The impact of an interruption in supply will vary by commodity and type of part. Some parts are generic to the industry while others are of a proprietary design requiring unique tooling, which require additional effort to relocate. However, we believe our exposure to a disruption in production as a result of an interruption of raw materials and supplies is no greater than the industry as a whole. In order to alleviate losses resulting from an interruption in supply, we maintain contingent business interruption insurance for loss of earnings and/or extra expense directly resulting from physical loss or damage at a direct supplier location.

While we believe we have adequate assurances of continued supply, the inability of a supplier to deliver could have an adverse effect on production at certain of our manufacturing locations.

Impact of Government Regulation

Truck and engine manufacturers continue to face significant governmental regulation of their products, especially in the areas of environment and safety. New on-highway emissions standards came into effect in the U.S. on January 1, 2007, which reduced allowable particulate matter and allowable nitrogen oxide. This change in emissions standards resulted in a significant increase in the cost of our products to meet these emissions levels.

We have incurred research, development, and tooling costs to design and produce our engine product lines to meet U.S. EPA and CARB emission requirements. The 2007 emission compliance standards required a more stringent reduction of nitrogen oxide and particulate matter with an additional reduction scheduled for January 1, 2010. We are developing products to meet the requirements of the 2010 emissions standards. The 2010 CARB emission regulations will begin the initial phase-in of on-board diagnostics for truck engines and are a part of our product plans.

Canadian heavy-duty engine emission regulations essentially mirror those of the U.S. EPA. Beginning in July 2008, heavy-duty engine emission requirements reflect Euro IV standards with which we are compliant. More stringent reductions of nitrogen oxide are required by 2010; however, compliance in Mexico is conditioned on availability of low sulfur diesel fuel that may not be available at that time.

Truck manufacturers are also subject to various noise standards imposed by federal, state, and local regulations. The engine is one of a truck's primary sources of noise, and we therefore work closely with OEMs to develop strategies to reduce engine noise. We are also subject to the National Traffic and Motor Vehicle Safety Act ("Safety Act") and Federal Motor Vehicle Safety Standards ("Safety Standards") promulgated by the National Highway Traffic Safety Administration. We believe we are in substantial compliance with the requirements of the Safety Act and the Safety Standards.

The Energy Independence and Security Act of 2007 ("EISA07") was signed into law in December 2007. EISA07 requires the Department of Transportation ("DOT") to determine in a rulemaking preceding how to implement fuel efficiency standards for trucks with gross vehicle weights of 8,500 pounds and above. It is presently estimated that EISA07 will result in fuel efficiency standards being implemented for trucks in the 2016 – 2017 timeframe. EISA07 requires studies on truck fuel efficiency by the National Academy of Sciences and the DOT, in advance of the DOT rulemaking process. We are actively engaged in providing information on vehicle fuel efficiency for the studies and we expect to participate in the rulemaking process.

EXECUTIVE OFFICERS OF NIC

The following selected information for each of our current executive officers (as defined by regulations of the SEC) was prepared as of November 30, 2008.

William A. Caton, 57, Executive Vice President and Chief Risk Officer of NIC since 2008. He is also Executive Vice President and Chief Risk Officer of Navistar, Inc. since 2008. Prior to these positions, he served as a director and Executive Vice President and Chief Financial Officer of both NIC and Navistar, Inc. from 2006 to 2008 and Executive Vice President and Vice President, Finance of both NIC and Navistar, Inc. from 2005 to 2006. Prior to these positions, he was employed by various subsidiaries of Dover Corporation from 1989 to 2005, most recently serving as Vice President and Chief Financial Officer of Dover Diversified, Inc., a diversified manufacturing company with over 7,000 employees, from 2002 to 2005; Chief Financial Officer of Waukesha Bearings, a leading supplier of fluid film and active magnetic bearings for turbo machinery, from 2001 to 2002; and Executive Vice President of DovaTech, Ltd., a manufacturer of welding equipment from 2000 to 2001.

Phyllis E. Cochran, 56, Senior Vice President and General Manager of the Parts Group of Navistar, Inc. since 2007. Prior to this position, Ms. Cochran served as Vice President and General Manager of the Parts Group of Navistar, Inc. from 2004 to 2007. Ms. Cochran was also Chief Executive Officer and General Manager of Navistar Financial Corporation from 2003 to 2004. Ms. Cochran was Executive Vice President and General Manager of Navistar Financial Corporation from 2002 to 2003. Ms. Cochran also served as Vice President of Operations for Navistar Financial Corporation from 2000 to 2002; and Vice President and Controller for Navistar Financial Corporation from 1994 to 2000. She is a director of The Mosaic Company, a world leading producer and marketer of concentrated phosphate and potash crop nutrients.

Steven K. Covey, 57, Senior Vice President and General Counsel of NIC since 2004 and Chief Ethics Officer since 2008. Mr. Covey also is Senior Vice President and General Counsel of Navistar, Inc. since 2004 and Chief Ethics Officer since 2008. Prior to these positions, Mr. Covey served as Deputy General Counsel of Navistar, Inc. from April 2004 to September 2004 and as Vice President and General Counsel of Navistar Financial Corporation from 2000 to 2004. Mr. Covey also served as Corporate Secretary for NIC from 1990 to 2000; and Associate General Counsel of Navistar, Inc. from 1992 to 2000.

Gregory W. Elliott, 47, Senior Vice President, Human Resources and Administration of Navistar, Inc. since 2008. Prior to this position, Mr. Elliott served as Vice President, Corporate Human Resources and Administration of Navistar, Inc. from 2004 to 2008 and as Vice President, Corporate Communications of Navistar, Inc., from 2000 to 2004. Prior to joining Navistar, Inc., Mr. Elliott served as Director of Executive Communications of General Motors Corporation from 1997 to 1999.

Terry M. Endsley, 53, Executive Vice President, Chief Financial Officer and a directors of NIC since 2008. He is also a director and Executive Vice President and Chief Financial Officer of Navistar, Inc. since 2008. Prior to these positions, he served as Senior Vice President and Treasurer of NIC since 2006 and Vice President and Treasurer of NIC since 2003. Mr. Endsley also served as Senior Vice President and Treasurer of Navistar, Inc. since 2006 and Vice President and Treasurer of Navistar, Inc. since 2003. Prior to that, Mr. Endsley served as Assistant Treasurer of NIC from 1997 to 2003 and as Assistant Treasurer of Navistar, Inc. from 1997 to 2003.

D.T. (Dee) Kapur, 56, President of the Truck Group of Navistar, Inc. since 2003. Prior to joining Navistar, Inc., Mr. Kapur was employed by Ford Motor Company, a leading worldwide automobile manufacturer, from 1976 to 2003, most recently serving as Executive Director of North American Business Revitalization, Value Engineering from 2002 to 2003; Executive Director of Ford Outfitters, North American Truck, from 2001 to 2002; and Vehicle Line Director, Full Size Pick-ups and Utilities from 1997 to 2001.

Curt A. Kramer, 40, Corporate Secretary of NIC since 2007. Mr. Kramer also is Associate General Counsel and Corporate Secretary of Navistar, Inc. since 2007. Prior to these positions, Mr. Kramer served as General Attorney of Navistar, Inc. from April 2007 to October 2007, Senior Counsel of Navistar, Inc. from 2004 to 2007, Senior Attorney of Navistar, Inc. from 2003 to 2004 and Attorney of Navistar, Inc. from 2002 to 2003. Prior to joining Navistar, Inc., Mr. Kramer was in private practice.

James M. Moran, 43, Vice President and Treasurer of NIC since 2008. Mr. Moran is also Vice President and Treasurer of Navistar, Inc. since 2008. Prior to these positions, Mr. Moran served as Vice President and Assistant Treasurer of both NIC and Navistar, Inc. from 2007 to 2008 and Director of Corporate Finance of Navistar, Inc. from 2005 to 2007. Prior to joining NIC, Mr. Moran served as Vice President and Treasurer of R.R. Donnelley & Sons Company from 2003 to 2004 and Assistant Treasurer of R.R. Donnelley & Sons Company from 2002 to 2003. Prior to that, Mr. Moran held various positions in corporate finance, strategic planning, and credit and collections at R.R. Donnelley & Sons Company.

Daniel C. Ustian, 58, President and Chief Executive Officer of NIC since 2003 and Chairman of the Board of Directors of NIC since 2004. He is also Chairman of Navistar, Inc. since 2004 and President and Chief Executive Officer of Navistar, Inc. since 2003 and a director since 2002. Prior to these positions, he was President and Chief Operating Officer from 2002 to 2003, and President of the Engine Group of Navistar, Inc. from 1999 to 2002, and he served as Group Vice President and General Manager of Engine & Foundry from 1993 to 1999. He is a director of Monaco Coach Corporation and a member of the Business Roundtable, Society of Automotive Engineers and the American Foundry Association.

John P. Waldron, 44, Vice President and Controller (Principal Accounting Officer) of NIC since 2006. Prior to this position, Mr. Waldron was employed from 2005 to 2006 as Vice President, Assistant Corporate Controller of R.R. Donnelley & Sons Company, an international provider of print and print related services. Prior to that, Mr. Waldron was employed from 1999 to 2005 as Corporate Controller of Follett Corporation, a provider of education-related products and services.

Item 1A. *Risk Factors*

The Company's financial condition, results of operations, and cash flows are subject to various risks, many of which are not exclusively within the Company's control that may cause actual performance to differ materially from historical or projected future performance. The risks described below could materially and adversely affect our business, financial condition, results of operations, or cash flows. These risks are not the only risks that we face. Our business operations could also be affected by additional factors that are not presently known to us or that we currently consider to be immaterial to our operations.

- *Our technology solution to meet U.S. federal 2010 emissions standards may not be successful or may be more costly than planned.* Most truck and engine manufacturers have chosen selective catalytic reduction ("SCR") systems to address the 2010 emission standards. We intend to address the 2010 emissions requirements for our core applications through advances in fuel systems, air management, combustion, and engine controls.
- *The markets in which we compete are subject to considerable cyclicality.* Our ability to be profitable depends in part on the varying conditions in the truck, bus, mid-range diesel engine, and service parts markets, which are subject to cycles in the overall business environment and are particularly sensitive to the industrial sector, which generates a significant portion of the freight tonnage hauled. Truck and engine demand is also dependent on general economic conditions, interest rate levels, and fuel costs, among other external factors.
- *We operate in the highly competitive North American truck market.* The North American truck market in which we operate is highly competitive. This competition results in price discounting and margin pressures throughout the industry and adversely affects our ability to increase or maintain vehicle prices.
- *Our business may be adversely impacted by work stoppages and other labor relations matters.* We are subject to risk of work stoppages and other labor relations matters because a significant portion of our workforce is unionized. As of October 31, 2008, approximately 64% of our hourly workers and 9% of

our salaried workers are represented by labor unions and are covered by collective bargaining agreements. Many of these agreements include provisions that limit our ability to realize cost savings from restructuring initiatives such as plant closings and reductions in workforce. Our current collective bargaining agreement with the UAW will expire in October 2010. Any UAW strikes, threats of strikes, or other resistance in connection with the negotiation of a new agreement or otherwise could materially adversely affect our business as well as impair our ability to implement further measures to reduce structural costs and improve production efficiencies. A lengthy strike by the UAW that involves a significant portion of our manufacturing facilities could have a material adverse effect on our financial condition, results of operations, and cash flows. See Item 1, *Business*, "Employees."

- *Current credit market conditions may impair our access to sufficient capital to engage in financing activities.* The U.S. and global economies are currently undergoing a period of economic uncertainty, and the related financial markets are experiencing unprecedented volatility. The current financial turmoil affecting the banking system and financial markets and the possibility that financial institutions may consolidate or go out of business have resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency, and equity markets. Our financial services segment supports our manufacturing operations by providing financing to a significant portion of our dealers and retail customers. Our Financial Services segment traditionally obtains the funds to provide such financing from sales of receivables, medium and long-term debt, and equity capital and from short and long-term bank borrowings. If cash provided by operations, bank borrowings, continued sales and securitizations of receivables, and the placement of term debt does not provide the necessary liquidity, our Financial Services segment may restrict its financing of our products both at the wholesale and retail level, which may have a significant negative effect on our liquidity and results of operations.

- *Our liquidity position may be adversely affected by a continued downturn in our industry.* Any downturn in our industry can adversely affect our operating results. In the event that industry conditions remain weak for any significant period of time, our liquidity position may be adversely affected, which may limit our ability to complete product development programs, capital expenditure programs, or other strategic initiatives at currently anticipated levels.

- *The loss of business from Ford could have a negative impact on our business, financial condition, and results of operations.* Ford accounted for approximately 7% of our revenues for 2008, 14% of our revenues for 2007, and 12% of our revenues for 2006. In addition, Ford accounted for approximately 44%, 58%, and 61% of our diesel engine unit volume (including intercompany transactions) in 2008, 2007, and 2006, respectively, primarily relating to the sale of our V-8 diesel engines. See Item 3, *Legal Proceedings*, and Note 16, *Commitments and contingencies*, to the accompanying consolidated financial statements, for information related to our pending litigation with Ford. The loss of business or further reductions in business from Ford or the early termination or non-renewal of our agreement with Ford may potentially subject us to other costs that may be material. See Note 7, *Impairment of property and equipment and related charges*, to the accompanying consolidated financial statements, for additional information.

- *We may not achieve all of the expected benefits from our current business strategies and initiatives.* We have recently completed acquisitions and joint ventures. No assurance can be given that our previous or future acquisitions or joint ventures will be successful and will not materially adversely affect our business, financial condition, or results of operations. Failure to successfully manage and integrate these and potential future acquisitions and joint ventures could materially harm our financial condition, results of operations, and cash flows.

- *Our manufacturing operations are dependent upon third-party suppliers, making us vulnerable to supply shortages.* We obtain materials and manufactured components from third-party suppliers. Some of our suppliers are the sole source for a particular supply item. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, financial condition, results of operations, and cash flows. The volatility in the financial markets and uncertainty in the automotive sector could result in exposure related to the financial viability of certain of our key third-party suppliers.

- *Our business may be adversely affected by government contracting risks.* We derived approximately 27% of our revenues for 2008, 4% of our revenues for 2007, and 2% of our revenues for 2006 from the U.S. government. Our existing U.S. government contracts could extend over multiple years and are conditioned upon the continuing availability of congressional appropriations. Congress usually appropriates funds on a fiscal-year basis and if the congressional appropriations for a program under which we are contractors are not made, or are reduced or delayed, our contract could be cancelled or government purchases under the contract could be reduced or delayed, which could adversely affect our financial condition, results of operations, or cash flows. Although we have multiple bids and quotes, there are no guarantees that they will be awarded to us in the future or that volumes will be similar to volumes under previously awarded contracts. In addition, U.S. government contracts generally permit the contracting government agency to terminate the contract, in whole or in part, either for the convenience of the government or for default based on our failure to perform under the contract. If a contract is terminated for convenience, we would generally be entitled to the payment of our allowable costs and an allowance for profit on the work performed. If one of our government contracts were to be terminated for default, we could be exposed to liability and our ability to obtain future contracts could be adversely affected.
- *We are the subject of various lawsuits and governmental investigations alleging violations of federal securities laws and Delaware state law in relation to the restatement of certain previously issued financial statements.* The restatement of our financial results has led to lawsuits and governmental investigations. For additional information regarding this matter, see Item 3, *Legal Proceedings*.
- *Failure to properly identify and correct material weaknesses or comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.* Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. As described in Item 9A, *Controls and Procedures*, of this Annual Report on Form 10-K, we concluded that there are material weaknesses in our internal control over financial reporting. If we do not correct these material weaknesses, or we or our independent registered public accounting firm determines that we have additional material weaknesses in our internal control over financial reporting, we may be unable to provide financial information in a timely and reliable manner. Although we consistently review and evaluate our internal control systems to allow management to report on, and our independent auditors to attest to, the sufficiency of our internal control, we cannot assure you that we will not discover additional material weaknesses in our internal control over financial reporting. Any such additional material weaknesses or failure to correct existing material weaknesses could adversely affect investor confidence in the Company.
- *We have significant under-funded postretirement obligations.* The under-funded portion of our projected benefit obligation was $763 million and $197 million for pension benefits at October 31, 2008 and 2007, respectively, and $979 million and $1.1 billion for postretirement healthcare benefits at October 31, 2008 and 2007, respectively. Moreover, we have assumed expected rates of return on plan assets and growth rates of retiree medical costs and the failure to achieve the expected rates of return and growth rates could have an adverse impact on our under-funded postretirement obligations, financial condition, results of operations, and cash flows. The volatility in the financial markets affects the valuation of our pension assets and liabilities, resulting in potentially higher pension costs and higher levels of under-funding in future periods.
- *Our substantial debt could require us to use a significant portion of our cash flows to satisfy our debt obligations and may limit our operating flexibility.* We have a substantial amount of outstanding indebtedness which could:
    - Increase our vulnerability to general adverse economic and industry conditions;
    - Limit our ability to use operating cash flows in other areas of our business because we must dedicate a portion of these funds to make significantly higher interest payments on our indebtedness;
    - Limit our ability to obtain additional financing to fund future working capital, acquisitions, capital expenditures, engineering and product development costs, and other general corporate requirements;
    - Limit our ability to take advantage of business opportunities as a result of various restrictive covenants in our indebtedness; and

- Place us at a competitive disadvantage compared to our competitors that have less debt.

- *The costs associated with complying with environmental and safety regulations could lower our margins.* We, like other truck and engine manufacturers, continue to face heavy governmental regulation of our products, especially in the areas of environment and safety. We have incurred engineering and product development costs and tooling costs to design our engine product lines to meet new U.S. EPA and CARB and other applicable foreign government emission standards. Complying with environmental and safety requirements adds to the cost of our products and increases the capital-intensive nature of our business.

- *We are exposed to political, economic, and other risks that arise from operating a multinational business.* We have significant operations in foreign countries, primarily in Canada, Mexico, Brazil, Argentina, and India. Accordingly, our business is subject to the political, economic, and other risks that are inherent in operating in those countries and internationally. These risks include, among others:
  - Trade protection measures and import or export licensing requirements;
  - Tax rates in certain foreign countries that exceed those in the U.S. and the imposition of withholding requirements for taxes on foreign earnings;
  - Difficulty in staffing and managing international operations and the application of foreign labor regulations;
  - Currency exchange rate risk; and
  - Changes in general economic and political conditions in countries where we operate, particularly in emerging markets.

- *Our ability to use net operating loss ("NOL") carryovers to reduce future tax payments could be negatively impacted if there is a change in our ownership or a failure to generate sufficient taxable income.* Presently, there is no annual limitation on our ability to use NOLs to reduce future income taxes. However, if an ownership change as defined in Section 382 of the Internal Revenue Code of 1986, as amended, occurs with respect to our capital stock, our ability to use NOLs would be limited to specific annual amounts. Generally, an ownership change occurs if certain persons or groups increase their aggregate ownership by more than 50 percentage points of our total capital stock in a three-year period. If an ownership change occurs, our ability to use domestic NOLs to reduce taxable income is generally limited to an annual amount based on the fair market value of our stock immediately prior to the ownership change multiplied by the long-term tax-exempt interest rate. NOLs that exceed the Section 382 limitation in any year continue to be allowed as carryforwards for the remainder of the 20-year carryforward period and can be used to offset taxable income for years within the carryover period subject to the limitation in each year. Our use of new NOLs arising after the date of an ownership change would not be affected. If more than a 50% ownership change were to occur, use of our NOLs to reduce payments of federal taxable income may be deferred to later years within the 20-year carryover period; however, if the carryover period for any loss year expires, the use of the remaining NOLs for the loss year will be prohibited. If we should fail to generate a sufficient level of taxable income prior to the expiration of the NOL carryforward periods, then we will lose the ability to apply the NOLs as offsets to future taxable income.

- *Adverse resolution of litigation may adversely affect our financial condition, results of operations, or cash flows.* Litigation can be expensive, lengthy, and disruptive to normal business operations. The results of complex legal proceedings are often uncertain and difficult to predict. An unfavorable outcome of a particular matter could have a material adverse effect on our business, financial condition, results of operations, or cash flows. For additional information regarding certain lawsuits in which we are involved, see Item 3, *Legal Proceedings,* and Note 16, *Commitments and contingencies,* to the accompanying consolidated financial statements.

Item 1B. ***Unresolved Staff Comments***

We have received no written comments regarding our periodic or current reports from the staff of the SEC that were issued 180 days or more preceding the end of 2008 that remain unresolved.

Item 2. ***Properties***

In North America, we operate fourteen manufacturing and assembly facilities, which contain in the aggregate approximately 12 million square feet of floor space. Of these fourteen facilities, eleven are owned and three are subject to leases. Eight plants manufacture and assemble trucks, buses, and chassis, while six plants are used to build engines. Of these six plants, four manufacture diesel engines, one manufactures grey iron castings, and one manufactures ductile iron castings. In addition, we own or lease other significant properties in the U.S. and Canada including vehicle and parts distribution centers, sales offices, two engineering centers (which serve our Truck and Engine segments), and our headquarters which is located in Warrenville, Illinois. In addition, we own and operate manufacturing plants in both Brazil and Argentina, which contain a total of 1 million square feet of floor space for use by our South American engine subsidiaries.

The principal product development and engineering facility for our Truck segment is located in Fort Wayne, Indiana, and for our Engine segment is located in Melrose Park, Illinois. The Parts segment has eight distribution centers in the U.S., two in Canada, and one in Mexico.

A majority of the activity of the Financial Services segment is conducted from leased headquarters in Schaumburg, Illinois. The Financial Services segment also leases an office in Mexico.

All of our facilities are being utilized with the exception of the Indianapolis, Indiana engine plant, which stopped producing finished goods effective May 23, 2008 due to low order volumes for our V-8 engine. Resumption of production at this facility is dependent upon the receipt of additional engine orders. We believe that all of our facilities have been adequately maintained, are in good operating condition, and are suitable for our current needs. These facilities, together with planned capital expenditures, are expected to meet our needs in the foreseeable future.

Item 3. ***Legal Proceedings***

Overview

We are subject to various claims arising in the ordinary course of business, and are party to various legal proceedings that constitute ordinary routine litigation incidental to our business. The majority of these claims and proceedings relate to commercial, product liability, and warranty matters. In our opinion, apart from the actions set forth below, the disposition of these proceedings and claims, after taking into account recorded accruals and the availability and limits of our insurance coverage, will not have a material adverse effect on our business or our financial condition, results of operations, or cash flows.

Ford Litigation

In January 2007, a complaint was filed against us in Oakland County Circuit Court in Michigan by Ford claiming damages relating to warranty and pricing disputes with respect to certain engines purchased by Ford from us. While Ford's complaint did not quantify its alleged damages, we estimate that Ford may be seeking in excess of $500 million, and that this amount may increase (i) as we continue to sell engines to Ford at a price that Ford alleges is too high and (ii) as Ford pays its customers' warranty claims, which Ford alleges are attributable to us. We disagree with Ford's position and are defending ourselves vigorously in this litigation. We have filed an answer to the complaint denying Ford's allegations in all material respects. We have also asserted affirmative defenses to Ford's claims, as well as counterclaims alleging that, among other things, Ford has materially breached contracts between it and us in several different respects. Based on our investigation to date, we believe we have meritorious defenses to this matter. There can be no assurance, however, that we will be successful in our defense. In June 2007, we filed a separate lawsuit against Ford in the Circuit Court of Cook County, Illinois, for breach of contract relating to the manufacture of new diesel engines for Ford for use in vehicles including the F-150 pickup truck. In that case we are seeking unspecified damages. In September 2007, the judge dismissed our lawsuit against Ford, directing us to proceed with mediation. In February 2008, we re-filed the lawsuit against Ford because the parties were unable to resolve the dispute through mediation.

Securities and Exchange Commission Investigations

In October 2004, we received a request from the staff of the SEC to voluntarily produce certain documents and information related to our accounting practices with respect to defined benefit pension plans and other postretirement benefits. We fully cooperated with this request. Based on the status of the inquiry, we are not able to predict the final outcome.

In January 2005, we announced that we would restate our financial results for 2002 and 2003 and the first three quarters of 2004. Our restated Annual Report on Form 10-K was filed in February 2005. The SEC notified us on February 9, 2005 that it was conducting an informal inquiry into our restatement. On March 17, 2005, we were advised by the SEC that the status of the inquiry had been changed to a formal investigation. On April 7, 2006, we announced that we would restate our financial results for 2002 through 2004 and for the first three quarters of 2005. We were subsequently informed by the SEC that it was expanding the investigation to include this restatement. Our 2005 Annual Report on Form 10-K, which included the restated financial statements, was filed in December 2007. We have been providing information to and fully cooperating with the SEC on this investigation. Based on the status of the investigation, we are not able to predict its final outcome.

Litigation Relating to Accounting Controls and Financial Restatement

In December 2007, a complaint was filed against us by Norfolk County Retirement System and Brockton Contributory Retirement System (collectively "Norfolk"). In March 2008, an additional complaint was filed by Richard Garza. Each of these matters is pending in the United States District Court, Northern District of Illinois.

The plaintiffs in the Norfolk case allege they are shareholders suing on behalf of themselves and a class of other shareholders who purchased shares of the Company's common stock between February 14, 2003 and July 17, 2006. The complaint alleges that the defendants, which include the Company, one of its executive officers, two of its former executive officers, and the Company's former independent accountants, Deloitte & Touche LLP, violated federal securities laws by making false and misleading statements about the Company's financial condition during that period. In March 2008, the court appointed Norfolk County Retirement System and the Plumbers Local Union 519 Pension Trust as joint lead plaintiffs. The plaintiffs in this matter seek compensatory damages and attorneys' fees among other relief. We are currently awaiting the Court's decision on a motion to dismiss that we originally filed on July 7, 2008.

The plaintiff in the Garza case brought a derivative claim on behalf of the Company against one of the Company's executive officers, two of its former executive officers, and certain of its directors, alleging that (i) all of the defendants violated their fiduciary obligations under Delaware law by willfully ignoring certain accounting and financial reporting problems at the Company, thereby knowingly disseminating false and misleading financial information about the Company, (ii) certain of the defendants were unjustly enriched in connection with their sale of Company stock during the December 2002 to January 2006 period, and (iii) defendants violated Delaware law by failing to hold an annual meeting of shareholders. In connection with this last allegation, the plaintiff seeks an order requiring defendants to schedule an annual meeting of shareholders. Otherwise, the plaintiffs in this matter seek compensatory damages, disgorgement of the proceeds of defendants' profits from the sale of Company stock, attorneys' fees, and other equitable relief.

We strongly dispute the allegations in these complaints and will vigorously defend ourselves.

Environmental Matters

Along with other vehicle manufacturers, we have been subject to an increase in the number of asbestos-related claims in recent years. In general, these claims relate to illnesses alleged to have resulted from asbestos exposure from component parts found in older vehicles, although some cases relate to the alleged presence of asbestos in our facilities. In these claims we are not the sole defendant, and the claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. We have strongly disputed these claims, and it has been our policy to defend against them vigorously. Historically, the actual damages paid out to claimants have not been material in any year to our financial condition, results of operations, or cash flows. It is possible that the number of these claims will continue to grow, and that the costs for resolving asbestos related claims could become significant in the future.

Item 4. *Submission of Matters to a Vote of Security Holders*

At our Annual Meeting of Stockholders held on September 5, 2008, the following nominees were elected to the Board of Directors to serve in the class and for the term as set forth below and until their successors are duly elected and qualified. There were no broker non-votes or abstentions with respect to this matter. The results of the voting for the election of directors were as follows:

Nominee	Votes For	Withheld
Class I Directors Whose Term Expires 2009		
Y. Marc Belton	58,275,917	5,601,430
Dr. Abbie Griffin	58,271,115	5,606,232
Terry M. Endsely	62,502,498	1,374,849
Class II Directors Whose Term Expires 2010		
Eugenio Clariond	59,521,668	4,355,679
David D. Harrison	59,519,475	4,357,872
Steven J. Klinger	63,782,191	95,156
Class III Directors Whose Term Expires 2010		
James H. Keyes	58,271,265	5,606,082
John D. Correnti	58,254,838	5,622,509
Michael N. Hammes	59,497,292	4,380,055
Daniel C. Ustian	59,498,402	4,378,945

Accordingly, the nominees received a plurality of the votes cast in the election of directors at the meeting and were elected. The name of the remaining director who did not stand for election at the Annual Meeting and who is elected in accordance with our certificate of incorporation is Dennis D. Williams.

A second proposal put before the stockholders at the Annual Meeting was the ratification of the selection of KPMG LLP as the Company's independent auditors for the fiscal year ending October 31, 2008. The results of voting for the ratification of KPMG LLP as the Company's independent auditors for the fiscal year ending October 31, 2008 were as follows:

Votes For	Votes Against	Votes Abstained
63,820,121	36,958	20,268

Accordingly, the number of affirmative votes cast on the proposal constituted more than a majority of the votes cast on the proposal at the Annual Meeting and the proposal was approved.

PART II

Item 5. ***Market for the Registrant's Common Equity and Related Stockholder Matters and Issuer Purchases of Equity Securities***

Prior to February 14, 2007, our common stock was listed on the New York Stock Exchange ("NYSE"), the Chicago Stock Exchange, and the Pacific Stock Exchange under the abbreviated stock symbol "NAV." Effective February 14, 2007, our common stock was de-listed from the aforementioned exchanges and then traded on the Over-the-Counter ("OTC") market under the symbol "NAVZ" until June 30, 2008, at which time our common stock was re-listed on the NYSE. As of November 30, 2008, there were approximately 13,615 holders of record of our common stock.

The following is the high and low market price per share of our common stock from NYSE and OTC for each quarter of 2007 and 2008. Our stock was traded on the OTC market for part of the second quarter of 2007, the third and fourth quarters of 2007, the first and second quarters of 2008, and for part of the third quarter of 2008. The OTC market quotations in the table below reflect inter-dealer prices, without retail mark-up, mark-down, or commissions and may not represent actual transactions.

2008	High	Low	2007	High	Low
1st Qtr	$ 64.45	$ 43.75	1st Qtr	$ 44.56	$ 26.89
2nd Qtr	$ 66.05	$ 48.00	2nd Qtr	$ 59.50	$ 39.35
3rd Qtr	$ 79.05	$ 50.29	3rd Qtr	$ 74.60	$ 53.10
4th Qtr	$ 63.50	$ 21.95	4th Qtr	$ 72.00	$ 46.00

Holders of our common stock are entitled to receive dividends when and as declared by the Board of Directors out of funds legally available therefor, provided that, so long as any shares of our preferred stock and preference stock are outstanding, no dividends (other than dividends payable in common stock) or other distributions (including purchases) may be made with respect to the common stock unless full cumulative dividends, if any, on our shares of preferred stock and preference stock have been paid. Under the General Corporation Law of the State of Delaware, dividends may only be paid out of surplus or out of net profits for the year in which the dividend is declared or the preceding year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds our net assets.

Payments of cash dividends and the repurchase of common stock are currently limited due to restrictions contained in our $1.5 billion loan facilities dated January 19, 2007. We have not paid dividends on our common stock since 1980 and do not expect to pay cash dividends on our common stock in the foreseeable future.

There were no sales of unregistered equity securities during the fourth quarter ended October 31, 2008 nor were there purchases by us or our affiliates of our equity securities during the fourth quarter ended October 31, 2008.

Item 6. *Selected Financial Data*

Refer to Item 7, *Management's Discussion and Analysis of Financial Condition and Results of Operations*, and the notes to the accompanying consolidated financial statements for additional information regarding the financial data presented below, including matters that might cause this data not to be indicative of our future financial condition or results of operations.

We operate in four industry segments: Truck, Engine, Parts, and Financial Services. A detailed description of our segments, products, and services, as well as additional selected financial data is included in "Our Operating Segments" in Item 1, *Business*, and in Note 17, *Segment reporting*, to the accompanying consolidated financial statements.

Five-Year Summary of Selected Financial and Statistical Data

As of and for the Years Ended October 31,	2008	2007	2006	2005	2004
(in millions, except per share data, units shipped, and percentages)					
RESULTS OF OPERATIONS DATA					
Sales and revenues, net	**$ 14,724**	$ 12,295	$ 14,200	$ 12,124	$ 9,678
Net income (loss)	**134**	(120)	301	139	(44)
Depreciation and amortization	**393**	371	364	322	288
Basic earnings (loss) per share	**1.89**	(1.70)	4.29	1.98	(0.64)
Diluted earnings (loss) per share	**1.82**	(1.70)	4.12	1.90	(0.64)
Average number of shares outstanding:					
Basic	**70.7**	70.3	70.3	70.1	69.7
Diluted	**73.2**	70.3	74.5	76.3	69.7
BALANCE SHEET DATA					
Total assets	**$ 10,390**	$ 11,448	$ 12,830	$ 10,786	$ 8,750
Long-term debt:(A)					
Manufacturing operations	**1,639**	1,665	1,946	1,476	1,514
Financial services operations	**3,770**	4,418	4,809	3,933	2,106
Total long-term debt	**$ 5,409**	$ 6,083	$ 6,755	$ 5,409	$ 3,620
Redeemable equity securities	**$ 143**	$ 140	$ —	$ —	$ —
Stockholders' deficit	**(1,495)**	(874)	(1,114)	(1,699)	(1,852)
SUPPLEMENTAL DATA					
Capital expenditures(B)	**$ 176**	$ 312	$ 230	$ 295	$ 244
Engineering and product development costs	**380**	382	453	413	287
OPERATING DATA					
Manufacturing gross margin(C)	**17.1%**	14.9%	15.7%	13.3%	11.9%
U.S. and Canadian market share(D)	**30.8%**	26.6%	26.7%	27.0%	28.1%
Unit shipments worldwide:					
Truck chargeouts(E)	**102,200**	113,600	155,400	131,700	108,800
Total engine shipments(F)	**345,500**	404,700	519,700	522,600	432,200

(A) Exclusive of current portion of long-term debt.

(B) Exclusive of purchases of equipment leased to others.

(C) Manufacturing gross margin is calculated by subtracting *Costs of products sold* from *Sales of manufactured products, net* and dividing that amount by *Sales of manufactured products, net.*

(D) Based on market-wide information from Wards Communications and R.L. Polk & Co.

(E) Truck chargeouts are defined by management as trucks that have been invoiced.

(F) Includes engine shipments to OEMs and to our Truck segment.

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is designed to provide information that is supplemental to, and should be read together with, our consolidated financial statements and the accompanying notes. Information in this Item is intended to assist the reader in obtaining an understanding of our consolidated financial statements, the changes in certain key items in those financial statements from year-to-year, the primary factors that accounted for those changes, any known trends or uncertainties that we are aware of that may have a material affect on our future performance, as well as how certain accounting principles affect the Company's consolidated financial statements. In addition, this Item provides information about our business segments and how the results of those segments impact our financial condition and results of operations as a whole. Our MD&A includes the following sections:

- Executive Summary
- Key Trends and Business Outlook
- Results of Operations and Segment Review
- Liquidity and Capital Resources
- Off-Balance Sheet Arrangements
- Contractual Obligations
- Other Information
    - Income Taxes
    - Environmental Matters
    - Securitization Transactions
    - Critical Accounting Policies and Estimates
    - New Accounting Pronouncements

Executive Summary

In 2008, we continued the execution of our long term strategies which has resulted in a fundamental shift in our profitability. For the year ended October 31, 2008, we recorded net income of $134 million or diluted earnings per share of $1.82 during a year when we experienced declining unit volume shipments in our two largest segments: Truck and Engine. Our Truck segment's traditional shipments declined by over 43% from a high of 127,100 units in 2006 compared to a low of 72,900 units in 2008. Our Engine segment's shipments declined by over 33% from a high of 519,700 units in 2006 as compared to a low of 345,500 units in 2008. Our profitability was driven by tremendous growth in our Navistar Defense, LLC subsidiary in 2008, offsetting sales declines in our traditional truck markets. Our U.S. military sales increased to $3.9 billion in 2008 from $368 million in 2007 and $238 million in 2006 primarily due to an increase in our MRAP volumes and to a lesser extent parts procurement. The impact of unit declines in our Engine segment related to Ford in the U.S. were mitigated by an 18% increase in our unit sales in South America. In addition to our improved sales, our profitability was favorably affected by actions we initiated to control our overall costs by idling plants with low volumes and containing our legacy costs by actively managing our health care costs.

We encountered a severe downturn in the markets of our two largest segments: Truck and Engine. The unit delivery declines in these two segments significantly curtailed our net sales but were more than offset by year over year growth of $3.5 billion in our sales to the U.S. military through our Navistar Defense, LLC subsidiary as compared to 2007. Excluding the growth in U.S. military sales, the declines in our Truck segment were heavily influenced by the overall performance of the "traditional" truck markets. Our traditional truck market shipments experienced a decline of 3,900 units or 5% in 2008 versus the prior year. The first half declines in 2008 in our "traditional" truck shipments were primarily attributable to unfavorable comparisons to the prior year, when customers increased their purchases of 2006 engines ahead of the implementation of the 2007 emissions standards. In addition, retail customer demand for new trucks was further reduced as a result of increasing diesel fuel prices through most of 2008 and declining economic conditions in the U.S. during the second half of 2008. Our worldwide sales of diesel engines experienced declines of 59,200 units or 15% in 2008 versus prior year. The primary reason for this decline was decreased purchase requirements from Ford. We believe our sales to Ford are unlikely to return to historical volumes and have idled operations to mitigate this impact. We have also increased our sales to diversify our portfolio of customers primarily through our Brazilian engine subsidiary, MWM.

Excluding the $42 million net gain in 2008 primarily due to modifications to our UAW master contract, we incurred postretirement benefits expense of $25 million and $145 million in 2008 and 2007, respectively. Primary drivers of the lower postretirement benefits expense in 2008 versus 2007 included higher expected returns on plan assets in 2008 (due to a larger asset base at the beginning of 2008). Expected returns on plan assets are a favorable offset to net postretirement benefits expense. We also benefited from lower cumulative loss amortization in 2008 versus 2007, which is another component of net postretirement benefits expense.

We expect to incur significantly higher net postretirement benefits expense during 2009. This results largely from the decline in the asset base during 2008 (which will lower the value of expected returns for 2009) and increased amortization of cumulative losses.

Our total costs and expenses in 2008 were significantly higher compared to 2007 primarily due to *Impairment of property and equipment* and other costs of $395 million related to our expectations of permanently lower Ford diesel volumes in our Engine segment. The majority of the costs related to the lower Ford volumes resulted in the impairment of property and equipment. We recorded $358 million of impairment charges because we believe there is a high probability that the diesel engines we will sell to Ford in the U.S. will remain significantly lower than past levels and can no longer support the asset carrying values.

Included in the change in our results were the following significant items in 2008: *Impairment of property and equipment* and other costs of $395 million described above, derivative expense due to a non-cash mark to market charge on our interest rate swap agreements of $25 million in 2008 compared to $14 million in 2007, foreign exchange loss of $19 million in 2008 compared to a foreign exchange gain of $12 million in 2007, a $42 million reduction in postretirement expense primarily due to modifications to our UAW master contract exclusive to 2008, professional, consulting, and auditing expenses of $165 million in 2008 as compared to expenses of $234 million in 2007, and debt refinancing and restructuring costs of $31 million in 2007 that did not recur in 2008.

Our consolidated results of operations, including diluted earnings (loss) per share, for the years ended October 31, are as follows:

(in millions, except per share data)	2008	2007	2006
Sales and revenues, net	**$ 14,724**	$ 12,295	$ 14,200
Costs of products sold	**11,930**	10,131	11,703
Impairment of property and equipment	**358**	—	—
Selling, general and administrative expenses	**1,453**	1,461	1,332
Engineering and product development costs	**380**	382	453
Interest expense	**469**	502	431
Other (income) expenses, net	**14**	(34)	(15)
Total costs and expenses	**14,604**	12,442	13,904
Equity in income of non-consolidated affiliates	**71**	74	99
Income (loss) before income tax	**191**	(73)	395
Income tax expense	**57**	47	94
Net income (loss)	**$ 134**	$ (120)	$ 301
Diluted earnings (loss) per share	**$ 1.82**	$ (1.70)	$ 4.12

Key Trends and Business Outlook

Certain factors have affected our results of operations for 2008 as compared to 2007 and 2006. Some of these factors are as follows:

- *Global Economy*—The global economies, and in particular the U.S., are currently undergoing a period of economic uncertainty, and the related financial markets are experiencing unprecedented volatility. The current financial turmoil is adversely affecting the banking system and financial markets. The possibility that financial institutions may consolidate or fail has resulted in a tightening in the credit markets, a low level of liquidity in many financial markets, and extreme volatility in fixed income, credit, currency, and equity markets. Uncertainty about current global economic conditions poses a risk as customers may postpone spending in response to tighter credit, negative financial news and/or declines in income or asset values, or lower demand for their products or services which could have a material negative effect on the demand for our products. If the future economic environment continues to be less favorable than it has been in recent years, we could experience difficulties in our ability to provide retail, wholesale, and lease financing of our products. In addition, there could be exposure related to the financial viability of certain of our key third-party suppliers, some of which are our sole source for a particular supply item. The volatility in the financial markets will also affect the valuation of our pension assets and postretirement liabilities, resulting in potentially higher postretirement costs in future periods. Lower expectations of growth and profitability have resulted in impairments of certain goodwill and other long-lived assets and we could continue to experience pressure on the carrying values if these conditions persist for an extended period of time.

- *Military Sales*—Our Navistar Defense, LLC subsidiary experienced tremendous growth in 2008 due to our ability to leverage existing products and plants to meet the urgent demand of the U.S. military for MRAP vehicles. Our U.S. military sales increased to $3.9 billion in 2008 from $368 million in 2007 and $238 million in 2006 primarily due to increases in MRAP vehicle volumes. Over the long term, we expect this business to generate approximately $2 billion in annual sales. In 2009, we do not expect U.S. military sales to continue at the 2008 levels as a result of volume declines in MRAP vehicles partially offset by increases in other military applications.

- *"Traditional" Truck Market*—The "traditional" truck markets in which we compete are typically cyclical in nature due to the strong influence of macro-economic factors such as industrial production, demand for durable goods, capital spending, oil prices, and consumer confidence. The "traditional" truck industry retail deliveries were 244,100 in 2008, 319,000 in 2007, and 454,700 in 2006. We believe 2008 appears to be a low point in the cycle, but we are uncertain whether 2009 will recover from this level and, if so, to what extent.

- *Worldwide Engine Unit Sales*—Our worldwide engine unit sales are primarily impacted by sales to Ford and sales in South America, our largest engine market outside of the North American market. These markets are impacted by consumer demand for products that use our engines as well as macro-economic factors such as oil prices and construction activity. Our worldwide engine unit sales were 345,500 in 2008, 404,700 in 2007, and 519,700 in 2006. We believe that the Ford engine unit sales in the North American market will continue at lower levels and will not revert to historical levels. We expect 2009 worldwide unit sales to be similar to 2008.
- *Capital Markets*—The overall decline in the fair values of securities in the capital markets has lowered the asset values of our postretirement plans. In 2008, our actual returns experience was a loss of approximately 30% on our U.S. pension plan assets. The follow on effect is significantly higher projected post retirement expense for 2009.
- *Changes in Credit Markets*—Beginning in the late summer and early fall of 2007, the financial markets experienced a major correction linked primarily to the "sub-prime" mortgage lending market. The asset-backed securitization markets used by us and our lending conduit banks were affected by this correction. As a result, recent borrowings have been and future borrowings could continue to be more costly than in the past. Our recent securitizations in 2008 have been priced at 60 to 175 basis points over London Interbank Offered Rate ("LIBOR") or U.S. Treasuries, compared to a historical spread of 50 to 60 basis points.
- *Provision for Doubtful Accounts*—Our portfolio quality continues to show signs of weakness. Increases in delinquencies and default rates impact charge-offs and our provision for doubtful accounts, suggesting increased credit exposure. Our provision for doubtful accounts was $65 million or 1% of total finance and other receivables, $52 million or 1% of total finance and other receivables, and $28 million or 1% of total finance and other receivables in 2008, 2007, and 2006, respectively.
- *Emissions Standards Change Impact and Pre-Buy*—In 2010, the new emissions standards will be stricter than in 2007, although it is unknown whether or not there will be a material impact on overall truck industry cyclicality. The "traditional" truck markets cycle has historically spanned roughly 5 to 10 years peak-to-peak; however, in 2006 and early 2007 we had observed a significant industry-wide increase in demand for vehicles and engines ahead of the implementation of stricter 2007 engine emissions standards.
- 2010 *Emissions Standards Technology*—In the North American markets, most truck and engine manufacturers have chosen SCR as the solution to meet 2010 emissions standards. We have chosen a non-SCR, in-cylinder, solution to meet the 2010 emissions standards and believe it will provide us with a competitive advantage.

- *Certain Professional Fees*—The process of restating our previously issued consolidated financial statements for fiscal years 2003 through 2005 required considerable efforts at a significant financial cost, which has been expensed as incurred. In addition, we incurred elevated levels of professional fees in 2008, 2007, and 2006 related to assistance in preparing our consolidated financial statements, as well as documenting and performing an assessment of our internal control over financial reporting, as required by the Sarbanes-Oxley Act of 2002. The table below summarizes the costs incurred for each year in the three year period ended October 31, 2008.

(in millions)	2008	2007	2006	Total
Professional fees associated with the 2005 audit and the re-audit of periods prior to 2005	**$ 14**	$ 69	$ 23	$ 106
Professional fees associated with the 2008, 2007, and 2006 audits	**57**	16	—	73
Professional, consulting, and legal fees related to preparation of our public filing documents	**77**	130	38	245
Professional fees associated with documentation and assessment of internal control over financial reporting	**17**	19	10	46
Total	**$ 165**	$ 234	$ 71	$ 470

- *Customer and Transportation Industry Consolidations*—Beginning in 2007 and continuing throughout the first half of 2008, various transportation companies have either been acquired or merged to form combined operating entities. Although we are unable to determine what the impact of these industry consolidations will be with regard to future purchases of our trucks, engines, and parts, we have experienced that some of these newly combined entities may not require the same number of vehicles as was previously required by the individual entities.
- *Derivative Financial Instruments*—Derivative financial instruments are primarily used by our financial services operations. Our financial services operations manage exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt. This is accomplished by funding fixed rate receivables utilizing a combination of fixed rate and variable rate debt and derivative financial instruments to convert variable rate debt to fixed. None of our derivatives qualified for hedge accounting treatment in 2008, 2007, or 2006, accordingly we apply mark to market accounting and recognize the resulting non-cash charges as an element of interest expense. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk, as the instruments may become less valuable due to changes in market conditions or interest rates. We have recognized derivative interest expenses of $57 million in 2008, $8 million in 2007, and $8 million in 2006, including non-cash mark to market related expense of $25 million in 2008, $14 million in 2007, and $4 million in 2006. The increase in derivative interest expense over this time period is generally a consequence of falling interest rates. For additional information, see Note 15, *Financial instruments and commodity contracts*, to the accompanying consolidated financial statements.
- *Steel and Other Commodities*—Generally, we have been able to mitigate the effects of steel and other commodity cost increases via a combination of design changes, material substitution, resourcing, global sourcing efforts, and pricing performance. In addition, although the terms of supplier contracts and special pricing arrangements can vary, generally a time lag exists between when our suppliers incur increased costs and when these costs are passed on to us as well as when we might recover them through increased pricing. This time lag can span several quarters or years, depending on the specific situation. More recent trends indicate the cost pressures from the majority of our steel and commodity inputs have not only ceased, but reversed somewhat. Commodity price increases, particularly for aluminum, copper, precious metals, resins, and steel have contributed to substantial cost pressures in the industry as well as from our suppliers. Cost increases related to steel, precious metals, resins, and petroleum products totaled approximately $97 million, $86 million, and $178 million, for 2008, 2007, and 2006, respectively, as compared to the corresponding prior year period.

Results of Operations and Segment Review

The following table summarizes our consolidated statements of operations and illustrates the key financial indicators used to assess the consolidated financial results. Financial information is presented for the years ended October 31, 2008, 2007, and 2006, as prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Throughout our MD&A, percentage changes that are deemed to be not meaningful are designated as "N.M."

Results of Operations for 2008 as Compared to 2007

(in millions, except per share data and percentage change)	2008	2007	Change	Percentage Change
Sales and revenues, net	**$ 14,724**	$ 12,295	$ 2,429	20
Costs of products sold	**11,930**	10,131	1,799	18
Impairment of property and equipment	**358**	—	358	N.M.
Selling, general and administrative expenses	**1,453**	1,461	(8)	(1)
Engineering and product development costs	**380**	382	(2)	(1)
Interest expense	**469**	502	(33)	(7)
Other (income) expenses, net	**14**	(34)	48	N.M.
Total costs and expenses	**14,604**	12,442	2,162	17
Equity in income of non-consolidated affiliates	**71**	74	(3)	(4)
Income (loss) before income tax	**191**	(73)	264	N.M.
Income tax expense	**57**	47	10	21
Net income (loss)	**$ 134**	$ (120)	$ 254	N.M.
Diluted earnings (loss) per share	**$ 1.82**	$ (1.70)	$ 3.52	N.M.

Sales and Revenues, net

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Sales of manufactured products, net – U.S. and Canada	**$ 11,930**	$ 9,806	$ 2,124	22
Sales of manufactured products, net – Rest of world ("ROW")	**2,469**	2,104	365	17
Total sales of manufactured products, net	**14,399**	11,910	2,489	21
Finance revenues	**325**	385	(60)	(16)
Sales and revenues, net	**$ 14,724**	$ 12,295	$ 2,429	20

In 2008, net sales and revenues increased by 20% as compared to 2007. This increase was attributed primarily to our Truck segment, which increased net sales and revenues by $2.5 billion as compared to 2007 driven by higher U.S. military sales.

Our Truck segment was our largest segment as measured in net sales and revenues, representing 70% and 64% of total consolidated net sales and revenues for 2008 and 2007, respectively. Net sales and revenues increased within this segment by 32% in 2008 as compared to 2007. The primary driver of the increase in net sales and revenues was growth in our U.S. military sales of $3.5 billion. The success of our ProStar products and ROW sales contributed to this increase but was more than offset by weakness in our "traditional" markets in School Bus, Class 6 and 7 medium truck ("Medium Truck"), and Class 8 heavy truck ("Heavy Truck"). Our share of retail deliveries by "traditional" truck class increased in 2008 by 4% versus 2007 primarily due to the Truck segment's School Bus, Medium Truck, and Class 8 severe service ("Severe Service Truck") classes, which all led their markets with the greatest relative retail market share in each of their classes by brand. We have also made significant market share gains in combined Heavy Trucks and Severe Service Trucks due to the introduction of our ProStar trucks and new military vehicles.

Our Engine segment was our second largest segment in net sales and revenues with $3.3 billion in 2008 and $3.5 billion in 2007. Units shipped to Ford in North America significantly decreased by 85,500 units or 40% compared to the prior year due to a reduction in Ford's purchasing requirements. There was a decrease in the relative ratio of diesel to gas trucks produced in the heavy-duty pickup truck market to 59% in 2008 from 71% in 2007, which contributed to the lowered Ford demand for our engines. We expect our sales to Ford are unlikely to return to historical volumes. The decline in units shipped to Ford in North America was partially offset by increases in non-Ford OEM sales and intersegment sales to the Truck segment for sales to the U.S. military.

Our Parts segment recorded net sales of $1.8 billion in 2008 and $1.6 billion in 2007 for growth of 17%. This growth was primarily due to our expansion into the military business, as well as our continued focus on expansion outside of our commercial "traditional" markets. In the "traditional" markets, we were able to realize slight growth despite the challenging economy and we continue to successfully maintain our presence through expansion into additional product lines and enhancement of our relationship with new and current fleets.

Our Financial Services segment net revenues declined 22% in 2008 as compared to 2007. There were reduced financing opportunities resulting from fewer purchases of vehicles and components due to reduced customer demand as a result of deteriorating credit market and weakening economic conditions. During 2008, proceeds from the sale of receivables, net of issuance costs, amounted to $1.1 billion compared to $887 million in 2007.

Costs and Expenses

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Costs of products sold, excluding items presented separately below	**$ 11,655**	$ 9,880	$ 1,775	18
Postretirement benefits expense allocated to cost of products sold	**18**	47	(29)	(62)
Product warranty costs	**257**	204	53	26
Total costs of products sold	**$ 11,930**	$ 10,131	$ 1,799	18

Costs of products sold increased 18% for 2008 as compared to 2007. As a percentage of net sales of manufactured products, *Costs of products sold* decreased to 83% in 2008 from 85% in 2007. Included in *Costs of products sold* are product warranty costs and an allocated portion of our postretirement benefits expense. Product warranty costs, including extended warranty program costs and net of vendor recoveries ("product warranty costs"), were $257 million in 2008 and $204 million in 2007. Postretirement expense included in *Costs of products sold*, inclusive of Company 401(k) contributions, were $18 million in 2008 and $47 million in 2007. Apart from product warranty costs and postretirement benefits expense, *Costs of products sold* as a percentage of net sales of manufactured products decreased to 81% in 2008 from 83% in 2007. The decrease in costs of products sold as a percentage of net sales of manufactured products between 2008 and 2007 is largely attributable to increased U.S. military and ROW sales offsetting higher steel and other commodity prices (for more information regarding steel and other commodity prices, see *Key Trends and Business Outlook*, "Steel and Other Commodities") and declining manufacturing efficiencies due to lower volumes as a result of weakness in our "traditional" markets.

The increase of $53 million in product warranty costs in 2008 as compared to 2007 was primarily the result of adjustments to warranty accruals for changes in our estimates of warranty costs for products sold in prior years ("pre-existing warranty") at the Truck and Engine segments and were partially offset by a combination of reduced volumes and improved per unit warranty expense. In 2008, we incurred $76 million of product warranty costs associated with adjustments to pre-existing warranties compared to $22 million incurred in 2007.

In 2008, product warranty costs at the Truck segment were $152 million compared to $138 million in 2007. We accrue warranty related costs under standard warranty terms and for claims that we may choose to pay as an accommodation to our customers even though we are not contractually obligated to do so ("out-of-policy"). The Truck segment incurred an expense for pre-existing warranty costs of $29 million in 2008 as compared to $14 million in 2007. Quality improvements and a 10% decline in truck shipments as compared to 2007 allowed us to mitigate our warranty costs in 2008 excluding the year-over-year increase of $15 million for pre-existing warranty costs. Product warranty costs at the Engine segment were $100 million (3% of Engine segment net sales of manufactured products) compared to $64 million (2% of Engine segment net sales of manufactured products) in 2007. The increase in product warranty costs at the Engine segment was attributable to adjustments to pre-existing warranties and higher engine volumes delivered to other OEMs. We continue to work on progressive improvements in product warranty costs by focusing on controlling the reliability and quality of our emissions-compliant engines. For more information regarding product warranty costs, see Note 1, *Summary of significant accounting policies,* to the accompanying consolidated financial statements.

Selling, general and administrative expenses

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Selling, general and administrative expenses, excluding items presented separately below	$ **951**	$ 793	$ 158	20
Professional consulting, legal, and auditing fees	**165**	234	(69)	(29)
Postretirement benefits expense (income) allocated to selling, general and administrative expenses	**(38)**	85	(123)	N.M.
Dealcor expenses	**218**	289	(71)	(25)
Incentive compensation and profit-sharing	**78**	—	78	N.M.
Provision for doubtful accounts	**65**	52	13	25
Stock-based compensation expense	**14**	8	6	75
Total selling, general and administrative expenses	**$ 1,453**	$ 1,461	$ (8)	(1)

The primary drivers of the $158 million increase in *Selling, general and administrative expenses* as compared to the prior year was caused primarily by increases in salaries and related benefits, new business development expenses and legal expenses. Professional consulting, legal, and auditing fees have declined significantly as a result of becoming current with our SEC filings and eliminating a majority of the consultant expenses by transferring activities back to company employees. The decrease in professional consulting, legal, and auditing fees were partially offset by an increase in the number of accounting and finance personnel. Postretirement benefits expense have improved due to several factors discussed more completely in the postretirement benefits section. Dealcor expenses declined primarily due to a decrease in related sales activity and the sale of Company owned dealerships. The increases in compensation and profit-sharing expenses are due to the improvement in our financial results, primarily meeting established net income goals. The increase in provision for doubtful accounts is due to an increase in repossessions and delinquencies coupled with continued weakness in our receivables portfolio. We provide for certain losses related to the potential repossession and liquidation of collateral underlying finance receivables with dealers and retail customers. Finally, increases in stock-based compensation expense versus prior year resulted from the issuance of restricted stock during the fourth quarter of 2008. A significant portion of the awards were granted to retirement eligible employees resulting in immediate recognition of a substantial portion of those costs consistent with relevant accounting literature.

Engineering and product development costs declined slightly in 2008 as compared to 2007. *Engineering and product development costs* were primarily incurred by our Truck and Engine segments for innovation and cost reduction, and to provide our customers with product and fuel efficiencies. *Engineering and product development costs* incurred at the Truck segment were $179 million in 2008, which compares to the $173 million incurred in 2007, and relates primarily to the further development of our ProStar class 8 long-haul truck. In addition, the Truck segment also incurred costs in 2008 and 2007 related to the development and roll-out of our 2010 emissions-compliant products and to a lesser extent the development of the LoneStar class 8 truck. *Engineering and product development costs* incurred at our Engine segment increased $3 million or 2% in 2008 as compared to the prior year. This increase is a result of the efforts to develop 2010 emissions-compliant engines, new engine products, and MWM-International Euro IV emission-compliant engines.

The following table presents the amounts of postretirement benefits (income) expenses, for defined benefit and defined contribution plans, as allocated among *Costs of products sold, Selling, general and administrative expenses*, and *Engineering and product development costs*:

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Net postretirement benefits expense (income) included in:				
Costs of products sold	**$ 18**	$ 47	$ (29)	(62)
Selling, general and administrative expenses	**(38)**	85	(123)	N.M.
Engineering and product development costs	**3**	13	(10)	(77)
Total postretirement benefits expense (income)	**$ (17)**	$ 145	$ (162)	N.M.

Total postretirement benefits expense (income) includes defined benefit plans (pensions and post-employment benefits primarily health and life insurance) and defined contribution plans (401(k) contributions for active employees) as described in Note 11, *Postretirement benefits,* to the accompanying consolidated financial statements.

We recognized income related to our postretirement benefits from defined benefit plans of $42 million for the year ended October 31, 2008 compared to an expense of $122 million for the same period in 2007. On December 16, 2007, the majority of Company employees represented by the UAW voted to ratify a new contract that will run through September 30, 2010. Among the changes from the prior contract was the cessation of annual lump sum payments that had been made to certain retirees. We previously accounted for these payments as a defined benefit plan based on the historical substance of the underlying arrangement. The elimination of these payments and other changes resulted in a net settlement and curtailment of the plan resulting in income of $42 million during 2008.

During the third quarter of 2008, the Engine segment's Indianapolis plant laid off over 400 employees. That layoff was driven by a reduction in Ford's production schedules that management believed, at that time, to be temporary. Based on recent developments in economic conditions and the Company's current outlook regarding its Ford contract, it is probable that those employees, as well as other employees from the facility laid off prior to the third quarter, may not return to work. As such, net charges of $5 million representing curtailments and contractual termination benefits were recognized for the Company's pension and postretirement benefit plans in the fourth quarter of 2008.

Excluding the effects of the two events described above, postretirement benefits income from defined benefit plans was $5 million for the year ended October 31, 2008. The $126 million reduction in defined benefit plan expense resulted from better than expected returns and a significant reduction in the projected benefit obligation resulting from fully insuring our Medicare eligible population in our largest postretirement medical plan. Each of these actions took place in 2007 and represent variances from prior actuarial estimates. These variances significantly reduced the cumulative loss pool during 2007. Such costs amortize into income in the subsequent years as a component of postretirement benefits (income) expense. Amortization of the loss pool for pension and health and welfare plans was $13 million for the year ended October 31, 2008 compared to $81 million for the same period in 2007. Additionally, the growth in the asset base during 2007 had the effect of increasing the expected return on plan assets in 2008 (another component of postretirement benefits (income) expense). The expected return on plan assets for pension and health and welfare plans for the year ended October 31, 2008 was $386 million compared to $334 million for the same period in 2007. See Note 11, *Postretirement benefits*, to the accompanying consolidated financial statements for further information on postretirement benefits.

Postretirement benefits expense resulting from the defined contribution plans was $25 million and $23 million for the years ended October 31, 2008 and 2007, respectively.

The following table presents the components of *Interest expense*:

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Interest on manufacturing operations debt	**$ 154**	$ 197	$ (43)	(22)
Interest on financial services operations debt	**258**	297	(39)	(13)
Derivative interest expense	**57**	8	49	613
Total interest expense	**$ 469**	$ 502	$ (33)	(7)

Interest expense decreased 7% in 2008 as compared to 2007. This decrease was primarily due to a decrease in interest rates and lower debt balances partially offset by the derivative interest expense of $57 million in 2008 and $8 million in 2007. The derivative interest expense arising from non-cash mark to market accounting was $25 million in 2008 and $14 million in 2007. For more information, see Note 10, *Debt*, to the accompanying consolidated financial statements.

Other (income) expenses, net was $14 million of other expense and $34 million of other income in 2008 and 2007, respectively. The primary drivers in *Other (income) expenses, net* were foreign exchange losses, other impairment charges, interest income, and early extinguishment of debt. Foreign exchange loss increased by $31 million, other impairment charges increased by $24 million, and interest income decreased by $12 million as compared to the prior year. *Other (income) expenses, net* includes $31 million of expenses related to the early extinguishment of debt in 2007 that did not recur in 2008.

Total costs and expenses in 2008 were significantly higher due to $395 million of *Impairment of property and equipment* and other costs related to our expectations of permanently lower Ford volumes in our Engine segment. *Impairment of property and equipment* charges amounted to $358 million. For additional information about these items, see Note 7, *Impairment of property and equipment and related charges*, to the accompanying consolidated financial statements. Other related charges of $37 million were primarily expensed in *Costs of products sold* and *Selling, general and administrative expenses.*

Equity in income of non-consolidated affiliates

Our *Equity in income of non-consolidated affiliates* is primarily derived from our ownership interests in BDP, BDT, and to a lesser extent other partially-owned affiliates. We reported $71 million of income in 2008 as compared to $74 million in 2007 with a majority of the income in both years being derived from BDP. For more information, see Note 9, *Investments in and advances to non-consolidated affiliates*, to the accompanying consolidated financial statements.

Income tax expense

Income tax expense was $57 million in 2008 as compared to $47 million in 2007. Our *Income tax expense* in each year is affected by various factors, including adjustments to deferred tax asset valuation accounts, research and development credits, Medicare reimbursements, and other items. Due to the rapid deterioration of our Canadian business and the uncertainty of its future profitability, we established a valuation allowance against the full balance of Canadian net deferred tax assets. For additional information about these items, see Note 13, *Income taxes*, to the accompanying consolidated financial statements.

Net income (loss) and Diluted earnings (loss) per share

As a result of the above items, we recorded net income of $134 million, an increase of $254 million as compared to a prior year net loss of $120 million. Included in our increase of $254 million was growth in our U.S. military sales and the following significant items: impairment of property and equipment and other costs of $395 million related to our expectations of permanently lower Ford diesel volumes exclusive to 2008, derivative expense due to a non-cash mark to market charge on our interest rate swap agreements of $25 million in 2008 compared to $14 million in 2007, foreign exchange loss of $19 million in 2008 compared to a foreign exchange gain of $12 million in 2007, a $42 million reduction in postretirement expense primarily due to modifications to our UAW master contract exclusive to 2008, professional, consulting, and auditing expenses of $165 million in 2008 as compared to expenses of $234 million in 2007, and debt refinancing and restructuring costs of $31 million in 2007 that did not recur in 2008.

Our diluted earnings per share for 2008 were $1.82, calculated on 73.2 million shares. For 2007, our diluted loss per share was $1.70, calculated on 70.3 million shares. Diluted shares reflect the impact of our convertible securities including common stock options in accordance with the treasury stock and if-converted methods. For further detail on the calculation of diluted earnings per share, see Note 19, *Earnings (loss) per share*, to the accompanying consolidated financial statements.

Results of Operations for 2007 as Compared to 2006

(in millions, except per share data)	2007	2006	Change	Percentage Change
Sales and revenues, net	$ 12,295	$ 14,200	$ (1,905)	(13)
Costs of products sold	10,131	11,703	(1,572)	(13)
Selling, general and administrative expenses	1,461	1,332	129	10
Engineering and product development costs	382	453	(71)	(16)
Interest expense	502	431	71	17
Other (income) expenses, net	(34)	(15)	(19)	127
Total costs and expenses	12,442	13,904	(1,462)	(11)
Equity in income of non-consolidated affiliates	74	99	(25)	(25)
Income (loss) before income tax	(73)	395	(468)	N.M.
Income tax expense	47	94	(47)	(50)
Net income (loss)	$ (120)	$ 301	$ (421)	N.M.
Diluted earnings (loss) per share	$ (1.70)	$ 4.12	$ (5.82)	N.M.

Sales and Revenues, net

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Sales of manufactured products, net – U.S. and Canada	$ 9,806	$ 12,273	$ (2,467)	(20)
Sales of manufactured products, net – ROW	2,104	1,605	499	31
Total sales of manufactured products, net	11,910	13,878	(1,968)	(14)
Finance revenues	385	322	63	20
Sales and revenues, net	$ 12,295	$ 14,200	$ (1,905)	(13)

In 2007, net sales and revenues decreased by 13% as compared to 2006. This decrease was attributed primarily to our Truck segment, which incurred decreased net sales and revenues of $2.2 billion as compared to 2006.

Our Truck segment was our largest segment as measured in net sales and revenues, representing 64% and 70% of total consolidated net sales and revenues for 2007 and 2006, respectively. Net sales and revenues decreased within this segment by 22% in 2007 as compared to 2006. In 2006, the Truck segment benefited from an increase in the overall "traditional" markets, which were experiencing an upswing in the cycle after rebounding from the bottom-of-the-cycle periods experienced in 2003 and immediately prior. The 2006 industry upswing was attributable, in part, to strong underlying economic growth and the need to replace aging fleets of trucks. In addition, we benefited from the pre-buy of 2006 vehicles prior to the introduction of the 2007 emissions-compliant vehicles. While our share of retail deliveries by "traditional" truck class fluctuated in 2007 and 2006, the Truck segment's bus, medium and severe service classes all led their markets with the greatest relative retail market share in each of their classes by brand. Furthermore, price performance and growth in our "expansion" markets contributed, although to a lesser extent, to overall sales and revenue growth in 2006 and minimized the decline in sales and revenue in 2007. Growth in our "expansion" markets was primarily the result of growth in military sales and strength in the Mexican truck industry and other export markets.

Our Engine segment was our second largest segment in net sales and revenues with $3.5 billion in both 2007 and 2006. Despite a slight decrease in the relative ratio of diesel to gas trucks produced in the heavy-duty pickup truck market to 71% in 2007 from 72% in 2006, units shipped to Ford in North America significantly decreased by 72,900 units or 26% compared to the prior year due to a reduction in Ford's purchasing requirements. In addition, the Engine segment also saw a decline in non-Ford OEM sales, including intersegment sales, resulting from the conversion to the 2007 emissions-compliant engines and the pre-builds of the 2006 engines in anticipation of the conversion. The decline in volume in 2007 was offset by price increases related to our 2007 emissions-compliant engines.

Our Parts segment grew net sales 3% in 2007 as compared to 2006. This growth was primarily due to the execution of our strategies to focus on expansion markets and to enhance our relationships with large fleets.

Our Financial Services segment grew net revenues 12% in 2007 as compared to 2006. Contributing to this revenue growth was a more attractive purchase financing environment for equipment users influenced by lower net interest rates, greater industry sales incentives, and a stronger used vehicle market. The shift from a strong operating lease environment to a purchase financing environment that began in 2006 was evidenced by a further decrease in rental income of 19% in 2007 compared to 2006. During 2007, proceeds from the sale of receivables, net of issuance costs, amounted to $887 million compared to $1.6 billion of net proceeds from the sale of receivables in 2006.

Costs and Expenses

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Costs of products sold, excluding items presented separately below	$ 9,880	$ 11,343	$ (1,463)	(13)
Postretirement benefits expense allocated to costs of products sold	47	62	(15)	(24)
Product warranty costs	204	298	(94)	(32)
Total costs of products sold	$ 10,131	$ 11,703	$ (1,572)	(13)

Costs of products sold decreased 13% for 2007 as compared to 2006, which is relatively consistent with the decline in sales and revenues. As a percentage of net sales of manufactured products, *Costs of products sold* increased to 85% in 2007 from 84% in 2006. Included in *Costs of products sold* are product warranty costs and a portion of the total postretirement expense. Product warranty costs, including extended warranty program costs and net of vendor recoveries ("product warranty costs"), were $204 million in 2007 and $298 million in 2006. Postretirement expense included in *Costs of products sold*, inclusive of Company 401(k) contributions, were $47 million in 2007 and $62 million in 2006. Apart from product warranty costs and postretirement expense, *Costs of products sold* as a percentage of net sales of manufactured products increased to 83% in 2007 from 82% in 2006. The increase in costs of products sold as a percentage of net sales of manufactured products between 2007 and 2006 is largely attributable to the reduction in production volumes in 2007 and the corresponding loss of operational efficiencies and margin benefits normally associated with greater production volumes.

The decrease in product warranty costs of $94 million in 2007 as compared to 2006 was primarily the result of lower per unit expenses associated with 2007 model-year products at the Truck and Engine segments, combined with the impact of reduced volumes. In 2007, we also incurred $22 million of product warranty costs associated with adjustments to pre-existing warranties compared to $9 million incurred in 2006. These adjustments reflect changes in our estimate of warranty costs for sales recognized in prior years. Most of the $22 million was expensed at the Truck segment in 2007, while $9 million was expensed at the Engine segment in 2006.

In 2007, product warranty costs at the Engine segment were $64 million (2% of Engine segment net sales of manufactured products), compared to $129 million (4% of Engine segment net sales of manufactured products) in 2006. The reduction in product warranty costs at the Engine segment was attributable to a combination of lower volumes and lower per unit costs. Progressive improvements in product warranty costs were also achieved by focusing on controlling the reliability and quality of our emissions-compliant engines as evidenced by the level of spending incurred during 2005 and 2006 in engineering and product development costs. This, in turn, resulted in fewer warranty claims and lower warranty costs per unit. Costs are accrued per unit based on expected warranty claims that incorporate historical information and forward assumptions about the nature, frequency, and average cost of warranty claims. Product warranty costs at the Truck segment were $138 million in 2007 compared to $167 million in 2006. We accrue warranty related costs under standard warranty terms and for claims that we may choose to pay as an accommodation to our customers even though we are not contractually obligated to do so ("out-of-policy"). Quality improvements and reduced levels of out-of-policy claims, coupled with a 27% decline in truck shipments as compared to 2006, allowed us to mitigate our warranty cost in 2007. For more information regarding product warranty costs, see Note 1, *Summary of significant accounting policies,* to the accompanying consolidated financial statements.

Direct costs were also impacted by industry-wide increases in commodity and fuel prices, which affected all of our manufacturing operations. Costs related to steel, precious metals, resins, and petroleum products increased in 2007 and 2006 as compared to the respective prior year. However, we generally have been able to mitigate the effects by our efforts to reduce costs through a combination of design changes, material substitution, resourcing, global sourcing, and price performance.

The following table presents the amounts of postretirement benefits expense, for defined benefit and defined contribution plans, as allocated among *Costs of products sold, Selling, general and administrative expenses*, and *Engineering and product development costs*:

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Postretirement benefits expense allocated to:				
Costs of products sold	$ 47	$ 62	$ (15)	(24)
Selling, general and administrative expenses	85	153	(68)	(44)
Engineering and product development costs	13	16	(3)	(19)
Total postretirement benefits expense	$ 145	$ 231	$ (86)	(37)

Generally, postretirement benefits expense are included in *Costs of products sold, Selling, general and administrative expenses,* and *Engineering and product development costs,* at approximately 30%, 65%, and 5% of total expenses, respectively. In 2007, total postretirement benefits expense, inclusive of Company 401(k) contributions, were $145 million, a decrease of $86 million from the $231 million incurred in 2006. For more information regarding postretirement benefits expense, see Note 11, *Postretirement benefits,* to the accompanying consolidated financial statements.

Selling, general and administrative expenses

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Selling, general and administrative expenses, excluding items presented separately below	$ 801	$ 766	$ 35	5
Professional consulting, legal, and auditing fees	234	71	163	230
Postretirement benefits expense allocated to selling, general and administrative expenses	85	153	(68)	(44)
Dealcor expenses	289	256	33	13
Incentive compensation and profit sharing	—	58	(58)	(100)
Provision for doubtful accounts	52	28	24	86
Total selling, general and administrative expenses	$ 1,461	$ 1,332	$ 129	10

Selling, general and administrative expenses increased 10% in 2007 as compared to 2006. This increase was primarily a result of increased professional consulting, legal, and audit fees and greater expenses related to Dealcors. Professional consulting, legal, and auditing fees were $234 million in 2007 compared to $71 million in 2006. For more information regarding these costs, see the "Key Trends and Business Outlook" section within this Item. Incentive compensation and profit sharing expenses were insignificant in 2007 as compared to $58 million in 2006. *Selling, general and administrative expenses* also include a portion of the total postretirement expense. The portion of postretirement expense contained in *Selling, general and administrative expenses* amounted to $85 million in 2007 compared to $153 million in 2006. In an effort to strengthen and maintain our dealer network, our Truck segment occasionally acquires and operates dealer locations for the purpose of transitioning ownership or providing temporary operational assistance, which may increase or decrease *Selling, general and administrative expenses* in the year of acquisition or disposal. For a further discussion of Dealcor locations acquired and sold during 2007 and 2006, see Note 2, *Acquisition and disposal of businesses,* and Note 8, *Goodwill and other intangible assets, net,* to the accompanying consolidated financial statements.

Engineering and product development costs decreased 16% in 2007 as compared to 2006. *Engineering and product development costs* were primarily incurred by our Truck and Engine segments for innovation and cost reduction, and to provide our customers with product and fuel-usage efficiencies. In 2006, a significant amount of our *Engineering and product development costs* were incurred for the purpose of making improvements in the quality and reliability of our emissions-compliant engines and vehicles in anticipation of the 2007 emissions requirements. *Engineering and product development costs* incurred at our Engine segment decreased $34 million or 15% in 2007 as compared to the prior year. This decrease is a result of the efforts incurred during 2006 and 2005 to develop reliable, high-quality emissions-compliant engines that we introduced in 2007. During 2007, we also incurred lower costs associated with the development of the MaxxForce Big-Bore engine line and our emissions-compliant products. *Engineering and product development costs* incurred at the Truck segment were $173 million in 2007, which compares to the $205 million incurred in 2006, and relates primarily to the further development of our ProStar class 8 long-haul truck. In addition, the Truck segment also incurred costs in 2006 and, to a lesser extent, in 2007 related to the development and roll-out of our 2007 emissions-compliant products and the development of the LoneStar class 8 tractor.

The following table presents the components of *Interest expense:*

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Interest on manufacturing operations debt	$ 197	$ 191	$ 6	3
Interest on financial services operations debt	297	232	65	28
Derivative interest expense	8	8	—	—
Total interest expense	$ 502	$ 431	$ 71	16

Interest expense increased 17% in 2007 as compared to 2006. This increase primarily resulted from increased borrowings related to the financing of dealers' pre-2007 emissions vehicle inventory and additional interest related to our new debt structure. For more information, see Note 10, *Debt*, to the accompanying consolidated financial statements.

Other (income) expenses, net amounted to $34 million and $15 million of other income in 2007 and 2006, respectively. *Other (income) expenses, net* includes $31 million of expenses related to the early extinguishment of debt in 2007, which compares with $23 million of expenses related to the recognition of unamortized debt issuance costs and call premiums in 2006. These expenses, along with other miscellaneous expenses, were primarily offset by $54 million and $53 million of interest income earned in 2007 and 2006, respectively.

Income and losses reported in *Equity in income of non-consolidated affiliates* are derived from our ownership interests in BDP, BDT, and twelve other partially-owned affiliates. We reported $74 million of income in 2007 as compared to $99 million in 2006 with a majority of the income in both years being derived from BDP. For more information, see Note 9, *Investments in and advances to non-consolidated affiliates*, to the accompanying consolidated financial statements.

Income tax expense was $47 million in 2007 as compared to $94 million in 2006. Despite our consolidated pretax loss for 2007, we incurred state, local, and foreign income taxes. Our *Income tax expense* in each year is affected by various factors, including adjustments to deferred tax asset valuation accounts, research and development credits, Medicare reimbursements, and other items. For additional information about these items, see Note 13, *Income taxes*, to the accompanying consolidated financial statements.

Net income (loss) and Diluted earnings (loss) per share

For the year ended October 31, 2007, we recorded a net loss of $120 million, a reduction of $421 million as compared to prior year net income of $301 million.

Diluted loss per share for 2007 was $1.70, calculated on 70.3 million shares. For 2006, our diluted earnings per share were $4.12, calculated on 74.5 million shares. Diluted shares reflect the impact of our convertible securities including common stock options, convertible debt, and exchangeable debt in accordance with the treasury stock and if-converted methods. For further detail on the calculation of diluted earnings per share, see Note 19, *Earnings (loss) per share*, to the accompanying consolidated financial statements.

Segment Results of Operation

We define segment profit (loss) as adjusted earnings (loss) before income tax. Additional information about segment profit (loss) is as follows:

- Postretirement benefits and medical expenses of active employees are allocated to the segments based upon relative workforce data.
- The cost of certain postretirement benefits and medical expenses of retired employees are included in corporate expenses.

- The UAW master contract and non-represented employee profit sharing, annual incentive compensation, and the costs of the Supplemental Trust are included in corporate expenses, if applicable.
- Interest expense and interest income for the manufacturing operations are reported in corporate expenses.
- Income from non-consolidated affiliates is recorded in the segment in which each affiliate is managed.
- Intersegment purchases and sales between the Truck and Engine segments are recorded at our best estimates of arms-length pricings. The MaxxForce Big-Bore engine program is being treated as a joint program with the Truck and Engine segments sharing in the results of operations of the program.
- Intersegment purchases from the Truck and Engine segments by the Parts segment are recorded at standard production cost.
- We allocate "access fees" to the Parts segment from the Truck and Engine segments for certain engineering and product development costs, depreciation expenses, and selling, general and administrative expenses incurred by the Truck and Engine segments based on the relative percentage of certain sales, adjusted for cyclicality.
- Certain sales financed by the financial services operations, primarily NFC, require the manufacturing operations, primarily the Truck segment, and the financial services operations to share a portion of customer losses or the manufacturing operations may be required to repurchase the repossessed collateral from the financial services operations at the principal value of the receivable.
- Certain sales to our dealers include interest-free periods that vary in length. The financial services operations finance these sales and our Truck segment subsidizes and reimburses the financial services operations for those finance charges.
- Other than the items discussed above, the selected financial information presented below is recognized in accordance with our policies described in Note 1, *Summary of significant accounting policies,* to the accompanying consolidated financial statements.

The following sections analyze operating results as they relate to our four industry segments:

Truck Segment

The Truck segment manufactures and distributes a full line of class 4 through 8 trucks and buses in the common carrier, private carrier, government/service, leasing, construction, energy/petroleum, military vehicles, and student and commercial transportation markets under the International, Navistar Defense, LLC, and IC brands. We also produce chassis for motor homes and commercial step van vehicles under the WCC brand.

The following tables summarize our Truck segment's sales and segment profit for the years ended October 31 (segment sales are defined as net sales and revenues including intersegment sales and revenues):

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Segment sales	**$ 10,317**	$ 7,809	$ 2,508	32
Segment profit	**818**	141	677	480

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Segment sales	$ 7,809	$ 9,960	$ (2,151)	(22)
Segment profit	$ 141	$ 683	$ (542)	(79)

We believe the following tables on net orders, chargeouts, and backlogs present key metrics that provide quantitative measures on the performance of our truck segment.

Truck segment net orders

We define orders as written commitments from customers and dealers to build and then purchase trucks. Orders do not represent guarantees of purchases by customers or dealers and are subject to cancelation. Orders shown here are net orders and thus represent new orders received during the indicated time period less cancellations of orders made during the same time period. Orders may be either sold orders which will be built for specific customers or stock orders which will generally be built for dealers for eventual sale to customers. These orders are placed on our U.S., Canadian, and Mexican assembly plants for destinations anywhere in the world and include trucks, buses, and military tactical vehicles.

The following table summarizes net orders received by our Truck segment during our fiscal years ended October 31:

	2008	2007	Change	Percentage Change
"Traditional" Markets (U.S. and Canada)				
School Buses	**11,900**	9,600	2,300	24
Medium Trucks	**19,400**	21,400	(2,000)	(9)
Heavy Trucks	**22,600**	11,300	11,300	100
Severe Service Trucks[(A)]	**23,100**	14,900	8,200	55
Sub-total combined Heavy Trucks and Severe Service Trucks	**45,700**	26,200	19,500	74
Total "Traditional" Markets	**77,000**	57,200	19,800	35

(A) Includes 9,600 and 2,100 units for the years ended October 31, 2008 and 2007, respectively, related to U.S. military contracts.

	2007	2006	Change	Percentage Change
"Traditional" Markets (U.S. and Canada)				
School Buses	9,600	20,700	(11,100)	(54)
Medium Trucks	21,400	50,400	(29,000)	(58)
Heavy Trucks	11,300	40,800	(29,500)	(72)
Severe Service Trucks[(B)]	14,900	22,000	(7,100)	(32)
Sub-total combined Heavy Trucks and Severe Service Trucks	26,200	62,800	(36,600)	(58)
Total "Traditional" Markets	57,200	133,900	(76,700)	(57)

(B) Includes 2,100 units and 140 units for the year ended October 31, 2007 and 2006, respectively, related to U.S. military contracts.

Truck segment chargeouts

Truck segment shipments or chargeouts are defined by management as trucks that have been invoiced to customers, with units held in dealer inventory primarily representing the principal difference between retail deliveries and chargeouts. The following tables summarize our chargeouts in units for the years ended October 31:

	2008	2007	Change	Percentage Change
"Traditional" Markets (U.S. and Canada)				
School Buses	**13,500**	14,600	(1,100)	(8)
Medium Trucks	**20,300**	28,700	(8,400)	(30)
Heavy Trucks	**18,800**	17,400	1,400	8
Severe Service Trucks(A)	**20,300**	16,100	4,200	26
Sub-total combined Heavy Trucks and Severe Service Trucks	**39,100**	33,500	5,600	17
Total "Traditional" Markets	**72,900**	76,800	(3,900)	(5)
Total "Expansion" Markets	**29,300**	36,800	(7,500)	(20)
Total Worldwide Units	**102,200**	113,600	(11,400)	(10)

(A) Includes 7,500 and 1,700 units for the years ended October 31, 2008 and 2007, respectively, related to U.S. military contracts.

	2007	2006	Change	Percentage Change
"Traditional" Markets (U.S. and Canada)				
School Buses	14,600	18,000	(3,400)	(19)
Medium Trucks	28,700	45,200	(16,500)	(37)
Heavy Trucks	17,400	43,400	(26,000)	(60)
Severe Service Trucks(B)	16,100	20,500	(4,400)	(21)
Sub-total combined Heavy Trucks and Severe Service Trucks	33,500	63,900	(30,400)	(48)
Total "Traditional" Markets	76,800	127,100	(50,300)	(40)
Total "Expansion" Markets	36,800	28,300	8,500	30
Total Worldwide Units	113,600	155,400	(41,800)	(27)

(B) Includes 1,700 and 1,500 units for the years ended October 31, 2007 and 2006, respectively, related to U.S. military contracts.

Truck segment backlogs

Although the backlog of unfilled orders is one of many indicators of market demand, other factors such as changes in production rates, internal and supplier available capacity, new product introductions, and competitive pricing actions may affect point-in-time comparisons.

The following tables summarize order backlogs in units in our "traditional" markets for the years ended October 31:

	2008	2007	Change	Percentage Change
"Traditional" Markets (U.S. and Canada)				
School Buses	**1,400**	3,000	(1,600)	(53)
Medium Trucks	**2,400**	3,300	(900)	(27)
Heavy Trucks	**6,700**	2,900	3,800	131
Severe Service Trucks(A)	**6,700**	3,900	2,800	72
Sub-total combined Heavy Trucks and Severe Service trucks	**13,400**	6,800	6,600	97
Total "Traditional" Markets	**17,200**	13,100	4,100	31

(A) Includes 4,200 and 1,400 units for the years ended October 31, 2008 and 2007, respectively, related to U.S. military contracts.

	2007	2006	Change	Percentage Change
"Traditional" Markets (U.S. and Canada)				
School Buses	3,000	8,000	(5,000)	(63)
Medium Trucks	3,300	10,600	(7,300)	(69)
Heavy Trucks	2,900	9,000	(6,100)	(68)
Severe Service Trucks(B)	3,900	5,100	(1,200)	(24)
Sub-total combined Heavy Trucks and Severe Service trucks	6,800	14,100	(7,300)	(52)
Total "Traditional" Markets	13,100	32,700	(19,600)	(60)

(B) Includes 1,400 for the year ended October 31, 2007 related to U.S. military contracts.

Truck segment sales

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Truck segment sales – U.S. and Canada	**$ 9,131**	$ 6,638	$ 2,493	38
Truck segment sales – ROW	**1,186**	1,171	15	1
Total truck segment sales	**$ 10,317**	$ 7,809	$ 2,508	32

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Truck segment sales – U.S. and Canada	$ 6,638	$ 9,103	$ (2,465)	(27)
Truck segment sales – ROW	1,171	857	314	37
Total truck segment sales	$ 7,809	$ 9,960	$ (2,151)	(22)

In 2008, the Truck segment's net sales increased by 32% or $2.5 billion from the prior year primarily due to significant sales growth in U.S. military sales of $3.5 billion. Excluding sales to the U.S. military, 2008 net sales declined by $977 million or 13% versus the prior year, primarily due to declining economic conditions and a challenging new truck pricing environment during the last half of the year. The "traditional" heavy truck industry experienced a decline in retail deliveries primarily due to higher diesel prices, however, our Heavy Truck business increased our chargeouts by 1,400 units versus prior year. We were able to mitigate some of the effects of the "traditional" heavy truck market decline primarily due to improved market share as a result of our new ProStar. The ProStar has proven to have better fuel efficiencies than our competitors due to its aerodynamic design, which has improved our market share. The Severe Service market industry experienced a similar decline as the "traditional" heavy truck market, however, our Severe Service chargeouts increased due to U.S. military sales. The school bus industry and our School Bus chargeouts declined as a result of major customers re-evaluating and re-timing their purchases in 2008. Our recent purchase agreement of up to $1.2 billion with First Student will provide us with consistent chargeouts over the course of the contract through 2010 and we expect our market share to increase over this time. The Medium Truck market was primarily impacted by the declining economic conditions which decreased our chargeouts in 2008. In addition, an influx of competitors in this market and their respective pricing strategies dampened the demand for our Medium Trucks products.

Our "expansion" markets allow us to leverage our current products and provide an alternative outlet of sales. In 2008, the "expansion" markets chargeouts declined by 20% compared to the prior year consistent with the downturn that had been anticipated due to a decrease in demand in Mexico. Growth in our "expansion" markets helped mitigate the 2007 sales decline in our "traditional" market versus 2006.

Key economic indicators affecting the truck industry such as gross domestic product, industrial production, and freight tonnage hauled declined in 2008 compared to 2007 and 2006. We observed that the industry has continued to decline from the recent 2006 peak of 454,700 retail units. The 2006 demand for pre-2007 emissions-compliant engines was the greatest contributing factor to the decline in sales of vehicles in 2007 as purchasers pre-bought their requirements ahead of price increases related to the change in emissions compliant engines. "traditional" industry retail units delivered in 2008 and 2007 were 46% and 30% less than 2006 which is consistent with the decline in the truck segment retail units. Detail is provided on the "traditional" market retail deliveries by relevant classes in the table below.

The following tables summarize industry retail deliveries, in the "traditional" truck markets in the U.S. and Canada, in units, according to Wards Communications and R.L. Polk & Co.:

	2008	2007	Change	Percentage Change
"Traditional" Markets (U.S. and Canada)				
School Buses	**24,400**	24,500	(100)	—
Medium Trucks	**59,600**	88,500	(28,900)	(33)
Heavy Trucks	**102,500**	142,900	(40,400)	(28)
Severe Service Trucks	**57,600**	63,100	(5,500)	(9)
Sub-total combined Heavy Trucks and Severe Service Trucks	**160,100**	206,000	(45,900)	(22)
Total "Traditional" Truck Markets	**244,100**	319,000	(74,900)	(23)

	2007	2006	Change	Percentage Change
"Traditional" Markets (U.S. and Canada)				
School Buses	24,500	28,200	(3,700)	(13)
Medium Trucks	88,500	110,400	(21,900)	(20)
Heavy Trucks	142,900	231,900	(89,000)	(38)
Severe Service Trucks	63,100	84,200	(21,100)	(25)
Sub-total combined Heavy Trucks and Severe Service Trucks	206,000	316,100	(110,100)	(35)
Total "Traditional" Truck Markets	319,000	454,700	(135,700)	(30)

The following tables summarize our retail delivery market share percentages based on market-wide information from Wards Communications and R.L. Polk & Co.:

	2008	2007	2006
"Traditional" Markets (U.S. and Canada)			
School Buses	**55%**	60%	64%
Medium Trucks	**36**	36	40
Heavy Trucks	**19**	15	17
Severe Service Trucks	**37**	27	23
Sub-total combined Heavy Trucks and Severe Service Trucks	**25**	19	19
Total "Traditional" Truck Markets	**31**	27	27
Impact of excluding U.S. military deliveries			
Severe Service Trucks, exclusive of U.S. military deliveries	**27**	25	22
Sub-total combined Heavy Trucks and Severe Service Trucks, exclusive of U.S. military deliveries	**22**	18	18
Total "Traditional" Truck Markets, exclusive of U.S. military deliveries	**29**	26	26

We view retail market share as a key metric that allows us to obtain a quantitative measure of our relative competitive performance in the marketplace. This metric is one of many which we rely upon to determine performance. Our focus on market share is concentrated, in general, on the individual performance of the classes that comprise our "traditional" truck markets. An output of this is a consolidated "traditional" truck market share figure, which is subject to the effects of portfolio mix and, as such, is a less meaningful metric for us to determine overall relative competitive performance.

In 2008, School Bus, Medium Truck, and Severe Service Truck classes all led their markets with the greatest retail market share in each of their classes by brand. Our strategy is to maintain and grow these market share positions at our required margins while aggressively pursuing market share gains in the Heavy Truck class, the class in which we have the lowest market share. Leading market share in the School Bus class in 2008 was primarily attributable to our distribution strategy and our on-going efforts to further engage and support our dealer and customer networks. Our successful execution of our School Bus strategy was reaffirmed by receiving a purchase agreement for buses from First Student in 2008. The decrease of 5 percentage points versus prior year in the School Bus class was primarily due to timing of purchases of our customers. Leading market share in the Medium Truck class in 2008 was attributable to penetration in large fleet customers. We were able to maintain our market share versus prior year in the Medium Truck class in spite of new entrants into this class and aggressive pricing incentives and discount programs instituted by our competitors. We demonstrated our continued long-term commitment to the Heavy Truck market through our 2008 introduction of the LoneStar class 8 long-haul truck. Our Heavy Truck market share increased by 4 percentage points in 2008 compared to 2007. This increase in market share is due to the acceptance of our ProStar in the Heavy Truck market. Our new ProStar products are distinct due to the ability to provide better fuel efficiency and ease of maintenance compared to our competitors. We increased our leading market share in the Severe Service class by 10 percentage points over prior year primarily due to U.S. military deliveries.

In 2007, School Bus, Medium Truck, and Severe Service Truck classes all led their markets with the greatest retail market share in each of their classes by brand. Market share in the School Bus class decreased over the prior year by 4 percentage points primarily as a result of pricing strategies to gain market share by our competitors. The market share in Medium Truck declined by 4 percentage points versus the prior year as a result of new entrants into this class, aggressive pricing incentives and discount programs instituted by our competitors, and timing of customer purchases. We demonstrated our long-term commitment to the Heavy Truck market through our 2007 introduction of the ProStar class 8 long-haul truck. Our reengagement in this class increased our market share, established scale, and increased supplier relationships. Our Severe Service class market share increased 4 percentage points in 2007 compared to the prior year, despite an industry downturn in residential and non-residential construction spending and federal transportation spending by leveraging our strength in government and municipal markets.

During 2008, the Mexican truck market decreased 9% compared to the prior year and experienced 20% growth in 2007 as compared to 2006. During this time, our Mexican market share was 31%, 28%, and 28% for 2008, 2007, and 2006, respectively. It is our goal to continue to diversify into these "expansion" markets in future periods.

Truck segment costs and expenses

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Costs of products sold, excluding items presented separately below	**$ 8,452**	$ 6,667	$ 1,785	27
Postretirement benefits expense allocated to costs of products sold	**17**	36	(19)	(53)
Product warranty costs	**152**	138	14	10
Total costs of products sold	**$ 8,621**	$ 6,841	$ 1,780	26

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Costs of products sold, excluding items presented separately below	$ 6,667	$ 8,234	$ (1,567)	(19)
Postretirement benefits expense allocated to costs of products sold	36	46	(10)	(22)
Product warranty costs	138	167	(29)	(17)
Total costs of products sold	$ 6,841	$ 8,447	$ (1,606)	(19)

The Truck segment's *Costs of products sold* decreased by 4% in 2008 versus 2007 as a percentage of net sales of manufactured products. Product warranty costs are included in costs of products sold. Generally, we offer one-to five-year warranty coverage for our trucks, although the terms and conditions can vary. In addition, in an effort to strengthen and grow relationships with our customer base, we may incur warranty costs for claims that are outside of the contractual obligation period. Product warranty costs at the Truck segment were 2% of Truck segment total costs of products sold for 2008 and 2007. We accrue warranty related costs under standard warranty terms and for out-of-policy claims. Our warranty cost increased versus 2007 due to adjustments of pre-existing warranty accruals and extended warranty expense of $15 million, partially offset by the decline in chargeouts and improved per unit expense due to quality improvements. Total postretirement benefits expense decreased by 53% in the Truck segment due to higher returns on plan assets and containment of other postretirement benefits expense. Excluding product warranty costs and postretirement benefits expense, costs of products sold for the Truck segment increased by 27% in 2008 when compared to 2007. Our *Costs of products sold* as a percentage of net sales of manufactured products, exclusive of product warranty costs and postretirement benefits expense, decreased by 3% for 2008 compared to 2007 primarily attributable to increased U.S. military sales offsetting higher commodity prices, declining manufacturing efficiencies due to lower volumes, and increased material costs.

The Truck segment's *Costs of products sold* increased by 3% to 88% in 2007 as a percentage of net sales of manufactured products. In 2007, we incurred lower levels of product warranty costs than 2006, primarily attributed to the launch of 2004 emissions-compliant trucks and standard coverage terms, claims outside of the contractual obligation period that we honored, adjustments to pre-existing warranties, and some recalls that impacted product warranty costs. Total postretirement benefits expense decreased by 22% versus the prior year. Excluding product warranty costs and postretirement benefits expense, *Costs of products sold* for the Truck segment declined by 19% in 2007 when compared to 2006 and was consistent with the decline in sales for the same period. Our *Costs of products sold* as a percentage of net sales of manufactured products, exclusive of product warranty costs and postretirement benefits expense, increased by 3% for 2007 compared to 2006 primarily attributable to increased material costs slightly offset by increased selling prices.

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Selling, general and administrative expenses, excluding items presented separately below	**$ 394**	$ 332	$ 62	19
Postretirement benefits expense allocated to selling, general and administrative expenses	**—**	9	(9)	(100)
Dealcor expenses	**218**	289	(71)	(25)
Provision for doubtful accounts	**20**	13	7	54
Total selling, general and administrative expenses	**$ 632**	$ 643	$ (11)	(2)

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Selling, general and administrative expenses, excluding items presented separately below	$ 332	$ 322	$ 10	3
Postretirement benefits expense allocated to selling, general and administrative expenses	9	6	3	50
Dealcor expenses	289	256	33	13
Provision for doubtful accounts	13	13	—	—
Total selling, general and administrative expenses	$ 643	$ 597	$ 46	8

The Truck segment's *Selling, general and administrative expenses* as a percentage of net sales of manufactured products decreased by 2% in 2008 versus 2007. Dealcor *Selling, general and administrative expenses* decreased primarily due to dispositions and changes in ownership composition of Dealcors and expenses related to the decrease in sales volumes. The Truck segment may be liable for certain losses on finance receivables and investments in equipment on operating leases from the Financial Services segment. In 2008 and 2007, repossessions and delinquencies continued to increase due to the slowdown in the truck industry and the general economy, which is currently impacting our allowance and provision for doubtful accounts. Decreases in tonnage hauled, suppressed freight rates driven by excess capacity, increased fuel costs, and the current credit crisis have all contributed to the distress of our customers. As a result, the provision for doubtful accounts increased by $7 million or 54% in 2008 over the prior year. Excluding the items above our *Selling, general and administrative expenses* increased due to new business development, salaries and related benefits, and overhead and infrastructure enhancements in support of sales activities. Our relative ratio of *Selling, general and administrative expenses* to net sales and revenues, exclusive of postretirement benefits expense, Dealcor expenses and provision for doubtful accounts was 4% in 2008 and 2007.

The Truck segment's *Selling, general and administrative expenses* as a percentage of net sales of manufactured products increased by 2% in 2007 versus 2006. Increases in *Selling, general and administrative expenses* were attributable to the net addition of Dealcor facilities in 2007 and 2006, segment overhead and infrastructure enhancements in support of sales activity, and a portion of postretirement benefits expense. Our relative ratio of *Selling, general and administrative expenses* to net sales and revenues, exclusive of postretirement benefits expense, Dealcor expenses and provision for doubtful accounts increased to 4% from 3% for 2007 and 2006, respectively.

In addition to providing efficiencies in our manufacturing process, our strategic relationships also contribute product design and development benefits. In 2008, 2007, and 2006, the Truck segment's engineering and product development costs were $179 million, $173 million, and $205 million, respectively. During this time, our top developmental priority was establishing our ProStar and LoneStar class 8 long-haul trucks and developing our 2007 and 2010 emissions-compliant vehicles, both of which required significant labor, material, outside engineering, and prototype tooling. Besides innovation, we also focus resources on continuously improving our existing products as a means of streamlining our manufacturing process, keeping down warranty costs, and providing our customers with product and fuel-usage efficiencies.

Truck segment profit

The Truck segment increased profitability in 2008 by $677 million to $818 million from $141 million in 2007. This increase in profitability was driven by increased sales to the U.S. military offsetting lower volumes and higher material costs. The Truck segment decreased in profitability in 2007 by $542 million to $141 million from $683 million in 2006. This decline in profitability was attributable to lower volumes and the corresponding loss of operational efficiencies and margin benefits derived from fixed cost absorption, material costs, and manufacturing scale offset by a combination of improved pricing and an increase in U.S. military sales.

Engine Segment

The Engine segment designs and manufactures diesel engines across the 50 through 475 horsepower range for use in our class 6 and 7 medium trucks, school buses, and selected class 8 heavy truck models. Additionally, we produce diesel engines for other OEM customers, principally Ford, and diesel engines for various industrial and agricultural applications and produce engines for WCC, LCF, and class 5 vehicles. According to data published by R. L. Polk & Co., for the calendar year 2008, we have approximately a 40% share of the diesel pickup engine market in the U.S. and Canada and approximately a 36% share of the engine market for medium-duty commercial trucks and buses in the U.S. and Canada. Furthermore, the Engine segment has made a substantial investment, together with Ford, in the BDP joint venture that is responsible for the sale of service parts to Ford.

The following tables summarize our Engine segment's financial results and sales data:

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Segment sales	**$ 3,257**	$ 3,461	$ (204)	(6)
Segment profit (loss)[(A)]	**(355)**	128	(483)	N.M.
Sales data (in units):				
Ford sales – U.S. and Canada	**125,900**	211,400	(85,500)	(40)
Ford sales – ROW	**26,100**	23,700	2,400	10
Other OEM sales – U.S. and Canada	**16,800**	8,800	8,000	91
Other OEM sales – ROW	**113,100**	95,400	17,700	19
Intercompany sales	**63,600**	65,400	(1,800)	(3)
Total sales	**345,500**	404,700	(59,200)	(15)

(A) Included in our 2008 segment loss was an *Impairment of property and equipment* charge of $358 million and other costs of $37 million related to our expectation of permanently lower Ford volumes.

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Segment sales	$ 3,461	$ 3,472	$ (11)	—
Segment profit (loss)	128	(1)	129	N.M.
Sales data (in units):				
Ford sales – U.S. and Canada	211,400	284,300	(72,900)	(26)
Ford sales – ROW	23,700	31,400	(7,700)	(25)
Other OEM sales – U.S. and Canada	8,800	13,700	(4,900)	(36)
Other OEM sales – ROW	95,400	91,200	4,200	5
Intercompany sales	65,400	99,100	(33,700)	(34)
Total sales	404,700	519,700	(115,000)	(22)

Engine segment sales

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Engine segment sales – U.S. and Canada	**$ 2,076**	$ 2,618	$ (542)	(21)
Engine segment sales – ROW	**1,181**	843	338	40
Total Engine segment sales	**$ 3,257**	$ 3,461	$ (204)	(6)

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Engine segment sales – U.S. and Canada	$ 2,618	$ 2,803	$ (185)	(7)
Engine segment sales – ROW	843	669	174	26
Total Engine segment sales	$ 3,461	$ 3,472	$ (11)	—

The Engine segment continues to be our second largest segment as measured in net sales and revenues, representing 22%, 28%, and 24% of total consolidated net sales and revenues for 2008, 2007, and 2006, respectively. The Engine segment experienced a decrease in net sales of 6% in 2008 compared to 2007. The primary drivers were decreased product volumes to Ford in North America, partially offset by increased ROW sales. Our North American volumes are primarily to Ford and to the Truck segment. Our intercompany shipments to our Truck segment are primarily dependent on the North American Bus and Medium truck markets and to a lesser extent the Severe Service market. These markets were lower in 2008 versus 2007, which in turn decreased the intersegment sales from Engine to Truck. As these markets recover, we expect our intersegment sales to recover as well. Our ROW sales are primarily driven by our by South American subsidiary, MWM, which has recently signed a long term agreement with GM to supply diesel engines in Brazil. Sales of engines to Ford represented 44% of our unit volume in 2008 and 58% of our unit volume in 2007. Going forward, we expect our sales to Ford are unlikely to return to historical volumes. Sales to non-Ford customers, including intercompany sales, increased approximately 23,900 units during 2008 compared to 2007. Our strategy is to continue our efforts to diversify our Engine segment sales and profitably grow our ROW business through MWM and our Mahindra & Mahindra Ltd. joint venture.

Approximately 70% of our 2007 volume reduction is due to our largest diesel engine customer, Ford. Despite an increase in dieselization rate in the heavy-duty pickup truck market, the unit shipments to Ford in 2007 declined by 80,600 units when compared to 2006. Sales of engines to Ford represented 61% of our unit volume in 2006. Intercompany units sold to our Truck and Parts segments declined by 33,700 units in 2007 compared to the prior year, driven by the overall downturn in the truck industry.

Engine segment costs and expenses

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Costs of products sold, excluding items presented separately below	$ 2,955	$ 3,062	$ (107)	(3)
Postretirement benefits expense allocated to costs of products sold	3	21	(18)	(86)
Product warranty costs	100	64	36	56
Total costs of products sold	$ 3,058	$ 3,147	$ (89)	(3)

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Costs of products sold, excluding items presented separately below	$ 3,062	$ 3,094	$ (32)	(1)
Postretirement benefits expense allocated to costs of products sold	21	22	(1)	(5)
Product warranty costs	64	129	(65)	(50)
Total costs of products sold	$ 3,147	$ 3,245	$ (98)	(3)

Costs of products sold as a percentage of net sales of manufactured products increased to 94% in 2008 compared to 91% for the same period in 2007, due to higher warranty costs and manufacturing costs as a result inefficiencies at lower production volumes. A significant driver of the decrease in *Costs of products sold* for 2008 compared to 2007 was a reduction in the shipments of engines to Ford offset by increases in commodity costs, primarily steel and precious metals. The decrease in Ford shipments was due to a reduction in the production of heavy-duty pickup trucks built by Ford that contain diesel engines. Due to the reduction in shipments to Ford, the Engine segment's Indianapolis plant laid off over 400 employees in 2008 to match Ford's production schedules. It is probable that these employees may not return to work. As a result, we recognized an expense of $15 million for employee benefit layoff expense within 2008 *Costs of products sold.*

Costs of products sold as a percentage of net sales of manufactured products decreased to 91% in 2007 compared to 94% for the same period in 2006, attributable to increased pricing and reduced manufacturing costs associated with the 2007 pre-buy. Generally, we were able to offset commodity price increases through increased pricing in 2007. Prior to 2007, we were unable to pass on many of these increases to Ford, our single largest customer. Subsequently, we renegotiated our contract in 2007 with Ford to provide terms that we believe are beneficial.

Product warranty costs in 2008 were 3% of the Engine segment's cost of products sold compared to 2% in 2007. The increase in expense from 2008 as compared to 2007 was attributable to increases in accruals for pre-existing warranties in 2008 compared to 2007. The Engine segment's changes in pre-existing warranty were due to changes in our estimates of warranty costs for products sold in prior years and were partially offset by a decrease in per unit warranty expense and the decrease in shipments of our products. Marginal improvements in per unit product warranty costs were also achieved by focusing on controlling the reliability and quality of our emissions-compliant engines as evidenced by the level of spending incurred during previous years within *Engineering and product development costs*. Costs are accrued per unit based on expected warranty claims that incorporate historical information and forward assumptions about the nature, frequency, and cost of warranty claims.

Product warranty costs in 2006 were 4% of the Engine segments cost of products sold. Our focus during 2006 was to correct for certain performance and design issues with the 2004 emissions-compliant engines, which allowed us to provide greater reliability and higher quality performance. Due to our disagreement with Ford over our obligation to share warranty costs, we have not recorded any additional amounts in our warranty accrual for engine sales to Ford since July 31, 2005. Amounts recorded prior to July 31, 2005 have not been reversed, even though we believe we may not be legally required to make any payments.

Engineering and product development costs have been and will continue to be a significant component of our Engine segment costs. We continue to focus substantial effort on the development of fuel efficient engines with enhanced performance and reliability while meeting or exceeding stricter emissions compliance requirements. Currently our top developmental priorities focus on further design changes to our diesel engines, the development of our MaxxForce Big-Bore engines, and on new products to meet the requirements of the 2010 emissions regulations. 2006 and 2007 efforts were primarily directed toward the development of an emissions-compliant diesel engine that met strict 2007 U.S. EPA standards. Each of these developments required significant resources, outside engineering assistance, and prototype tooling. *Engineering and product development costs* for 2008, 2007, and 2006 were $199 million, $196 million, and $230 million, respectively. In total, during the three-year period ended October 31, 2008, the Engine segment invested $625 million for engineering and product development costs directed towards providing our customers with enhanced product improvements, innovations, and value while improving the reliability and quality of our 2007 emissions-compliant engines.

Selling, general and administrative expenses were $157 million in 2008, $123 million in 2007, and $139 million in 2006. *Selling, general and administrative expenses* increased by $34 million for 2008 when compared to 2007 primarily as a result of an increase in expenses related to the Ford litigation and expenses related to our expectation of permanently lower Ford volumes. *Selling, general and administrative expenses* decreased by $16 million for 2007 when compared to 2006 primarily as a result of a decrease in legal expense. In August 2006, we settled all pending litigation with Caterpillar and entered into a new ongoing business relationship that included new licensing and supply agreements.

Total costs and expenses in 2008 were significantly higher due to $395 million of *Impairment of property and equipment* and other costs related to our expectations of permanently lower Ford volumes. *Impairment of property and equipment* charges amounted to $358 million. Other related charges of $37 million were primarily expensed in *Costs of products sold* and *Selling, general and administrative expenses*. For additional information about these items, see Note 7, *Impairment of property and equipment and related charges*, to the accompanying consolidated financial statements.

Engine segment equity in income of non-consolidated affiliates

The Engine segment has made substantial investments in various affiliated entities and joint ventures. The most significant Engine segment joint venture in terms of income is BDP. We account for BDP and the other entities using the equity method of accounting and our percentage share of the income associated with these affiliates amounted to $80 million in 2008, $64 million in 2007, and $92 million in 2006.

Engine segment profit

As a result of the above items, our Engine segment recognized a loss of $355 million in 2008 that compares to a profit of $128 million in 2007 and a loss of $1 million in 2006.

Parts Segment

The following tables summarize our Parts segment's financial results:

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Segment sales	$ 1,824	$ 1,562	$ 262	17
Segment profit	256	157	99	63

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Segment sales	$ 1,562	$ 1,516	$ 46	3
Segment profit	157	156	1	1

The Parts segment provides customers with parts needed to support our International truck, Navistar Defense, LLC, IC buses, WCC lines, and the MaxxForce engine lines. In addition, the Parts segment provides customers with a wide selection of standard truck, engine, and trailer aftermarket parts. We operate 11 distribution centers strategically located within North America. Through this network we deliver service parts to dealers and customers throughout North America, as well as to over 50 countries around the world.

Parts segment sales

In 2008 and 2007, the Parts segment delivered sales growth of 17% and 3%, respectively. A significant contributor to growth in 2008 was increased military business as compared to the prior year. In 2007, the 3% growth was primarily the result of our focus on expansion markets and large fleets within our more traditional markets. In the highly competitive and mature "traditional" markets, defined as U.S. and Canada, we have successfully maintained our position by continuing to add new product lines and working with the dealer channel to enhance our relationships with large fleets and other customers.

Parts segment selling, general and administrative expenses

The Parts segment relative ratio of *Selling, general and administrative expenses* to net sales and revenues was approximately 9% in 2008 compared to the 2007 ratio of 10%. This decrease is attributed to our ability to leverage our infrastructure while increasing revenue in military and in expansion markets.

Parts segment profit

The Parts segment profit in 2008 grew by 63% as compared to growth of 1% in 2007. In 2008, the improvement in profit is primarily the result of the mix of products sold and our ability to expand into adjacent markets, primarily the military and to a lesser extent "expansion" markets, without a significant investment in product development or distribution infrastructure. In 2007, our growth in sales was primarily offset by an escalation in direct costs resulting from increases in steel, resins, and petroleum-based products, which contributed to cost pressures across the industry.

Financial Services Segment

The Financial Services segment provides wholesale, retail, and lease financing to support sales of new and used trucks sold by us and through our dealers in the U.S. and Mexico. This segment also finances our wholesale accounts and selected retail accounts receivable. Sales of new products (including trailers) by OEMs are also financed regardless of whether designed or customarily sold for use with our truck products.

The following tables summarize our Financial Services segment's financial results:

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Segment revenues	**$ 405**	$ 517	$ (112)	(22)
Segment profit (loss)	**(22)**	128	(150)	N.M.

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Segment revenues	$ 517	$ 463	$ 54	12
Segment profit (loss)	128	147	(19)	(13)

Financial Services revenues include revenues from retail notes and finance leases, operating lease revenues, wholesale notes and retail and wholesale accounts, and securitization income. Our Financial Services revenues are primarily composed of retail and finance lease revenues of $405 million, $517 million, and $463 million for

2008, 2007, and 2006, respectively. Securitization income included in our Financial Services revenues was $12 million, $73 million, and $73 million for 2008, 2007, and 2006, respectively. The decline in our finance and lease revenues and securitization income in 2008 versus prior year is primarily due to decreases in financing of new retail and finance lease receivables, customer payments which in turn reduced existing receivables, margin compression relating to interest rate changes, and continued challenging credit markets. In 2008, the Financial Services segment revenues declined by 22% compared to the prior year due to lower interest rates on receivables, lower average balances on receivables, and fewer originations. The Financial Services segment grew by 12% in 2007 compared to the prior year primarily as a result of strong growth in finance interest revenue on higher average portfolio balances, despite fewer originations. This increase was partially offset by a decrease in rental income. The decline in rental income in 2007 reflected a shift towards a more attractive purchase financing environment for equipment users resulting from higher customer incentives, a stronger used vehicle market, and lower interest rates.

The Financial Services segment's revenues include interest income from the Truck and Parts segments and corporate relating to financing of wholesale notes, wholesale and retail accounts. This income is eliminated upon consolidation of financial results. Substantially all revenues earned on wholesale and retail accounts are received from other segments. Aggregate interest revenue provided by the Truck and Parts segments and corporate was $80 million in 2008, $132 million in 2007, and $141 million in 2006.

The following tables present the components of *Interest expense*:

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Interest expense related to debt	$ 258	$ 297	$ (39)	(13)
Derivative interest expense	55	9	46	511
Total interest expense	$ 313	$ 306	$ 7	2

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Interest expense related to debt	$ 297	$ 232	$ 65	28
Derivative interest expense	9	7	2	29
Total interest expense	$ 306	$ 239	$ 67	28

In connection with our retail securitization transactions we enter into various derivative financial instruments, primarily interest rate swaps and caps to convert our interest rate exposure on both the finance receivables we originate and then sell as well as the notes issued as secured borrowings. Our intent is to convert our interest rate exposure related to our secured borrowings from a floating rate to a fixed rate in order to better match the cash flows of our fixed rate finance receivables so that the net margin spread over the life of the securitization is more predictable. This is accomplished by funding fixed rate receivables utilizing a combination of fixed rate and variable rate debt and derivative financial instruments to convert variable rate debt to fixed. None of our derivatives qualified for hedge accounting treatment in 2008, 2007, or 2006, accordingly we apply mark to market accounting and recognize the resulting non-cash charges as an element of interest expense .The fair value of these instruments is estimated based on quoted market prices and is subject to market risk, as the instruments may become less valuable due to changes in market conditions or interest rates. We have recognized derivative interest expenses of $55 million in 2008, $9 million in 2007, and $7 million in 2006, including non-cash mark to market related expense of $23 million in 2008, $14 million in 2007 and $4 million in 2006. The total interest expense would have decreased in 2008 as compared to prior year by $2 million excluding the $23 million and $14 million expense due to the mark to market accounting. The primary driver of the $2 million decrease in interest expense is due to lower average debt balances and interest rates offset by the cash settlement of the derivative financial instruments. Further movement in interest rates could change the mark to market adjustments of the fair values of the derivative instruments in future periods.

(in millions, except percentage change)	2008	2007	Change	Percentage Change
Selling, general and administrative expenses, excluding provision for doubtful accounts	**$ 105**	$ 83	$ 22	27
Provision for doubtful accounts	**39**	26	13	50
Total selling, general and administrative expenses	**$ 144**	$ 109	$ 35	32

(in millions, except percentage change)	2007	2006	Change	Percentage Change
Selling, general and administrative expenses, excluding provision for doubtful accounts	$ 83	$ 82	$ 1	1
Provision for doubtful accounts	26	14	12	86
Total selling, general and administrative expenses	$ 109	$ 96	$ 13	14

In 2007 and continuing into 2008, repossessions and delinquencies continued to increase due to the slow down in the truck industry and the general economy, which is currently impacting our overall portfolio. Decreases in tonnage hauled, suppressed freight rates driven by excess capacity, increased fuel costs, and crisis in the financial markets have all contributed to the distress of our customers.

The Financial Services segment recognized a loss of $22 million in 2008 compared to a profit of $128 million and $147 million in 2007 and 2006, respectively. In addition to the above items, we experienced margin compression, a reduction in the net interest rate spread between our financing rates and the cost of our borrowings, due to the challenging credit market and timing of customer financing compared to our funding of the related debt.

Contractual maturities of finance receivables for our Financial Services segment as of October 31, 2008 are summarized as follows:

(in millions)	Retail Notes	Finance Leases	Wholesale Notes	Due from Sale of Receivables
Due in:				
2009	$ 983	$ 231	$ 266	$ 230
2010	780	111	—	—
2011	551	71	—	—
2012	336	39	—	—
2013	163	16	—	—
Thereafter	75	20	—	—
Gross finance receivables	2,888	488	266	230
Unearned finance income	(233)	(85)	—	—
Finance receivables, net of unearned income	$ 2,655	$ 403	$ 266	$ 230

Liquidity and Capital Resources

Cash Requirements

We generate cash flow from the sale of trucks, diesel engines, and parts and from product financing provided to our dealers and retail customers by the financial services operations. It is our opinion that, in the absence of significant unanticipated cash demands, current and forecasted cash flow from our manufacturing operations, financial services operations, and financing capacity will provide sufficient funds to meet anticipated operating requirements, capital expenditures, equity investments, and strategic acquisitions. We also believe that collections on the outstanding receivables portfolios as well as funds available from various funding sources will permit the financial services operations to meet the financing requirements of our dealers and retail customers. The manufacturing operations are generally able to access sufficient sources of financing to support our business plan. At October 31, 2008, our manufacturing operations had approximately $340 million available under committed credit facilities that do not mature until 2012.

Sources and Uses of Cash

	For the Years Ended October 31		
(in millions)	2008	2007	2006
Net cash provided by (used in) operating activities	**$ 1,120**	$ 262	$ (287)
Net cash provided by (used in) investing activities	**(333)**	157	(456)
Net cash provided by (used in) financing activities	**(676)**	(806)	1,056
Effect of exchange rate changes on cash and cash equivalents	**(27)**	7	15
Increase (decrease) in cash and cash equivalents	**84**	(380)	328
Cash and cash equivalents at beginning of the year	**777**	1,157	829
Cash and cash equivalents at end of the year	**$ 861**	$ 777	$ 1,157
Outstanding capital commitments	**$ 46**	$ 103	$ 39

Cash Flow from Operating Activities

Cash provided by operating activities was $1.1 billion for 2008 compared with cash provided by operating activities of $262 million for 2007 and cash used in operating activities of $287 million for 2006. The increase in cash provided by operating activities for 2008 was due primarily to higher net income and a reduction in net working capital. The change in net income was primarily attributed to growth in our military and export business, primarily related to MRAP vehicles. The increase in cash provided by operating activities for 2007 compared with 2006 was due primarily to a reduction in operating assets, which was partially offset by a reduction in operating liabilities. The net change in operating assets and liabilities in 2007 was due primarily to decreases in receivables and inventories, partially offset by a reduction in payables. The decrease in receivables and inventories in 2007 was primarily due to lower truck and engine sales volume associated with the general industry downturn coming off the pre-buy activity of 2006.

Net income was $134 million in 2008, including $372 million of non-cash charges for impairments of property and equipment, goodwill, and intangible assets, compared with a net loss of $120 million in 2007 and net income of $301 million in 2006. Cash paid during the year for interest, net of amounts capitalized, was $399 million in 2008 versus $519 million in 2007. The decrease was due primarily to lower average interest rates in 2008 compared with 2007. Cash paid during the year for income taxes, net of refunds, was $30 million lower in 2008 primarily due to lower levels of taxable income generated by our foreign subsidiaries.

Cash Flow from Investing Activities

Cash used in investing activities was $333 million for 2008 compared with $157 million provided by investing activities in 2007 and $456 million used in investing activities in 2006. The increase in cash used in investing activities for 2008 was due primarily to a lower level of liquidation of our marketable securities in 2008 and a net increase in restricted cash and cash equivalents, partially offset by a reduction in capital expenditures. The net increase in restricted cash and cash equivalents for 2008 compared with a net decrease in restricted cash and cash equivalents for 2007 resulted primarily from timing of securitization transactions and the impact on Truck Retail Instalment Paper Corporation ("TRIP"), a special purpose, wholly-owned subsidiary of NFC, cash balances. The TRIP facility is required to maintain a combined balance of $500 million of receivables and cash equivalents at all times with cash balances fluctuating based upon the timing of securitizations. The increase in cash provided by investing activities for 2007 was due primarily to the sales of our ownership interests in Core Molding Technology, Inc. and Siemens Diesel Systems Technology, LLC, higher net sales or maturities of marketable securities, and a higher net reduction in restricted cash and cash equivalents.

Cash Flow from Financing Activities

Cash used in financing activities was $676 million for 2008 compared with $806 million for 2007 and cash provided by financing activities of $1.1 billion for 2006. The decrease in cash used in financing activities for 2008 was due primarily to an increase in net proceeds from issuance of non-securitized debt and smaller net decrease in notes and debt outstanding under revolving credit facility and commercial paper programs, partially offset by larger net payments on securitized debt in 2008 versus 2007. The increase in cash used in financing activities for 2007 was due primarily to a net decrease in long-term debt and notes and debt outstanding under revolving credit facilities as well as a decrease in net proceeds from the issuance of securitized debt at our financial services operations as a result of lower financing activity consistent with the slow down in "traditional" markets.

Credit Markets

In the late summer and early fall of 2007, the financial markets began a correction and period of credit tightening precipitated by large losses in the sub-prime mortgage market that bled over into other sectors of the market. The effects of this credit tightening manifested themselves primarily in our financial services operations. Pricing and liquidity were impacted in the asset-backed securitization market and in the commercial paper market, sources of funding within our financial services operations. Substantial increases in the spreads on borrowing rates were seen at all credit rating levels in the securitization market. Financial markets in Mexico were hit by the same liquidity constraints impacting other global financial markets in 2008. As a result, our Mexican financial services operation paid off a portion of its Mexican peso denominated commercial paper. Although we continue to believe that we will have sufficient liquidity to fund our financial services operations, future borrowings could be more costly than in the past.

Debt

Manufacturing operations debt

In January 2007, we entered into a $1.5 billion five-year term loan facility and synthetic revolving facility ("Facilities"). The Facilities were arranged by JP Morgan Chase Bank and a group of lenders that included Credit Suisse, Banc of America Securities, and Citigroup Global Markets. The Facilities are guaranteed by Navistar, Inc. In January 2007, we borrowed an aggregate principal amount of $1.3 billion under the Facilities. The proceeds were used to repay all amounts outstanding under the prior three year unsecured $1.5 billion loan facility, entered into in February 2006, as well as certain fees incurred in connection therewith, resulting in a write-off of debt issuance costs of $31 million, recorded in *Other (income) expenses, net*. All borrowings under the Facilities accrue interest at a rate equal to a base rate or an adjusted LIBOR plus a spread ranging from 200 to 400 basis points, which is based on our credit rating in effect from time to time. The LIBOR spread as of

October 31, 2008 was 325 basis points. The Facilities mature in January 2012 and provide for repeated repayments and subsequent borrowings on $400 million of the Facilities. The Facilities contain customary provisions for financings of this type, including, without limitation, representations and warranties, affirmative and negative covenants, and events of default and cross-default.

The Facilities also require that we maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 on a rolling four quarter basis. All draws under the Facilities are subject to the satisfaction of customary conditions precedent for financings of this type, including, without limitation, certain officers' certificates and opinions of counsel and the absence of any material adverse change.

In June 2007, we signed a definitive loan agreement relating to a five-year senior inventory-secured, asset-based revolving credit facility in an aggregate principal amount of $200 million. This loan facility matures in June 2012 and is secured by certain of our domestic manufacturing plant inventory and service parts inventory as well as our used truck inventory. All borrowings under this loan facility accrue interest at a rate equal to a base rate or an adjusted LIBOR plus a spread. The spread, which is based on an availability-based measure, ranges from 25 to 75 basis points for Base Rate borrowings and from 125 to 175 basis points for LIBOR borrowings. The LIBOR spread as of October 31, 2008 was 150 basis points. Borrowings under this facility are available for general corporate purposes. As of October 31, 2008, we had no borrowings under this facility.

Our majority-owned dealerships incur debt to finance their inventories, property, and equipment. The various dealership debt instruments have interest rates that range from 4% to 13% and maturities that extend to 2013.

Included in our financing arrangements and capital lease obligations are financing arrangements of $287 million and $327 million as of October 31, 2008 and October 31, 2007, respectively. These arrangements involve the sale and leaseback of manufacturing equipment considered integral equipment. Accordingly, these arrangements are accounted for as financings. Inception dates of these arrangements range from December 1995 to June 2002, terms range from 6.5 to 12 years, effective interest rates vary from 4% to 9.6%, and buyout option exercise dates range from December 2005 to June 2009. We exercised an early buyout option for one of the arrangements in 2008 for $13 million. In addition, the amount of financing arrangements and capital lease obligations include $19 million and $42 million of capital leases for real estate and equipment as of October 31, 2008 and October 31, 2007, respectively. Interest rates used in computing the net present value of the lease payments under capital leases ranged from 4% to 10.3%.

Financial services operations debt

NFC's Revolving Credit Agreement dated March 2007, as amended, ("Credit Agreement"), has two primary components, a term loan of $620 million and a revolving bank loan of $800 million. The latter has a Mexican sub-revolver ($100 million), which may be used by NIC's Mexican financial services operations.

Under the terms of the Credit Agreement, NFC was required to maintain a debt to tangible net worth ratio of no greater than 7.0 to 1.0 through November 1, 2007 and 6.5 to 1.0 for the period November 1, 2007 through April 30, 2008. After April 30, 2008, the ratio returned to 6.0 to 1.0 for all periods thereafter. In addition, the Credit Agreement requires a twelve-month rolling fixed charge coverage ratio of no less than 1.25 to 1.0 and a twelve-month rolling combined retail/lease losses to liquidations ratio of no greater than 6%. The Credit Agreement grants security interests in substantially all of NFC's unsecuritized assets to the participants in the Credit Agreement. Compensating cash balances are not required. Facility fees of 0.375% are paid quarterly on the revolving loan portion only, regardless of usage. The term loan component requires remaining principal payments of $6 million in 2009 and $597 million in 2010.

Also under the terms of the Credit Agreement the amount of dividends permitted to be paid from NFC to Navistar, Inc. is $400 million plus net income and any non-core asset sale proceeds from May 1, 2007 through the date of such payment. As of October 31, 2008, no dividends were available for distribution to Navistar, Inc.

TRIP, a special purpose, wholly-owned subsidiary of NFC, has a $500 million revolving retail facility, which matures June 2010 and is subject to optional early redemption in full without penalty or premium upon satisfaction of certain terms and conditions on any date on or after April 15, 2010. NFC uses TRIP to temporarily fund retail notes and retail leases, other than operating leases. This facility is used primarily during the periods prior to a securitization of retail notes and finance leases. NFC retains a repurchase option against the retail notes and leases sold into TRIP; therefore, TRIP's assets and liabilities are included in our consolidated balance sheets. As of October 31, 2008 and 2007, NFC had $243 million and $443 million, respectively, in retail notes and finance leases in TRIP.

The majority of asset-backed debt is issued by consolidated Special Purpose Entities ("SPEs") and is payable out of collections on the finance receivables sold to the SPEs. This debt is the legal obligation of the SPEs and not NFC. The balance outstanding was $2.0 billion and $2.6 billion as of October 31, 2008 and 2007, respectively. The carrying amount of the retail notes and finance leases used as collateral was $2.0 billion and $2.6 billion as of October 31, 2008 and 2007, respectively.

NFC enters into secured borrowing agreements involving vehicles subject to operating and finance leases with retail customers. The balances are classified under financial services operations debt as borrowings secured by leases. In connection with the securitizations and secured borrowing agreements of certain of its leasing portfolio assets, NFC and its subsidiary, Navistar Leasing Services Corporation ("NLSC"), have established Navistar Leasing Company ("NLC"), a Delaware business trust. NLSC was formerly known as Harco Leasing Company, Inc. prior to its name change effective September 21, 2006. NLC holds legal title to leased vehicles and is the lessor on substantially all leases originated by NFC. NLSC owns one such beneficial interest in NLC and NLSC has transferred other beneficial interests issued by NLC to purchasers under secured borrowing agreements and securitizations. Neither the beneficial interests held by purchasers under secured borrowing agreements or the assets represented thereby, nor legal interest in any assets of NLC, are available to NLSC, NFC, or its creditors. The balance of the secured borrowings issued by NLC totaled $2 million and $8 million as of October 31, 2008 and 2007, respectively.

International Truck Leasing Corporation ("ITLC"), a special purpose, wholly-owned subsidiary of NFC, provides NFC with another entity to obtain borrowings secured by leases. The balances are classified under financial services operations debt as borrowings secured by leases. ITLC's assets are available to satisfy its creditors' claims prior to such assets becoming available for ITLC's use or to NFC or affiliated companies. The balance of these secured borrowings issued by ITLC totaled $130 million and $125 million as of October 31, 2008 and 2007, respectively. The carrying amount of the finance and operating leases used as collateral was $121 million and $114 million as of October 31, 2008 and 2007, respectively. ITLC does not have any unsecured debt.

We borrow funds denominated in U.S. dollars and Mexican pesos to be used for investment in our Mexican financial services operations. As of October 31, 2008, borrowings outstanding under these arrangements were $561 million, of which 36% is denominated in dollars and 64% in pesos. The interest rates on the dollar-denominated debt are at a negotiated fixed rate or at a variable rate based on LIBOR. On peso-denominated debt, the interest rate is based on the Interbank Interest Equilibrium Rate. The effective interest rate for the combined dollar and peso denominated debt was 8.5% for 2008 and 8.3% for 2007. As of October 31, 2008 and 2007, $229 million and $262 million, respectively, of our Mexican financial services operations' receivables were pledged as collateral for bank borrowings.

Funding of Financial Services

The Financial Services segment, mainly NFC, has traditionally obtained the funds to provide financing to our dealers and retail customers from sales of finance receivables, short and long-term bank borrowings, commercial paper, and medium and long-term debt. As of October 31, 2008, our funding consisted of asset-backed securitization debt of $2.1 billion, bank borrowings and revolving credit facilities of $1.9 billion, commercial paper of $162 million, and borrowings of $132 million secured by operating and financing leases.

We have previously used a number of SPEs to securitize and sell receivables. The current SPEs include Navistar Financial Retail Receivables Corporation ("NFRRC"), Navistar Financial Security Corporation ("NFSC"), Truck Retail Accounts Corporation ("TRAC"), ITLC, and TRIP, all wholly-owned subsidiaries. The sales of finance receivables in each securitization for TRAC and NFSC constitute sales under GAAP and therefore the sold receivables are removed from our consolidated balance sheet and the investors' interests in the interest bearing securities issued to effect the sale are not recognized as liabilities.

Our Mexican financial services operations include Navistar Financial, S.A. de C.V. SOFOM E.N.R. ("NF"), Arrendadora Financiera Navistar, S.A. de C.V. SOFOM E.N.R. ("Arrendadora"), and Navistar Comercial S.A. de C.V. In December 2007, Arrendadora merged with NF and the resulting entity is known as Navistar Financial, S.A. de C.V., Sociedad Financiera de Objeto Multiple, Entidad No Regulada ("NFM"). NFM provides financing to our dealers and retail customers in Mexico. Similar to NFC, NFM obtains funds through the sales of finance receivables, short and long-term bank borrowings, and commercial paper.

During 2008, we privately securitized $1.2 billion of retail notes through NFRRC. Our retail notes and finance leases securitization arrangements do not qualify for sales accounting treatment under FASB Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.* As a result, the sold receivables and associated secured borrowings are included on the consolidated balance sheet and no gain or loss is recognized for these transactions.

The following table sets forth the other funding facilities that we have in place as of October 31, 2008:

Company	Instrument Type	Total Amount	Purpose of Funding	Amount Utilized	Matures or Expires
(in millions)					
NFSC	Revolving wholesale note trust	$ 1,012[(A)]	Eligible wholesale notes	$ 762	2009 – 2010
TRAC	Revolving retail account conduit	100	Eligible retail accounts	48	2009
TRIP	Revolving retail facility	500	Retail notes and leases	243	2010
NFC	Credit agreement	1,304[(B)]	Retail notes and leases, and general corporate purposes	1,058	2010
SFN	Bank revolvers and commercial paper	641	General corporate purposes	475	2008 – 2012
SFN	Revolving retail facility	87	Retail notes and leases	87	2011

(A) Exclusive of a subordinated interest in the amount of $140 million.
(B) Exclusive of $100 million utilized by NFM.

As of October 31, 2008, the aggregate amount available to fund finance receivables under the various facilities was $971 million.

The wholesale notes and retail accounts securitization arrangements through NFSC and TRAC qualify for sale treatment under FASB Statement No. 140 and, therefore, the receivables and associated liabilities are removed from the consolidated balance sheet.

We are obligated under certain agreements with public and private lenders of NFC to maintain the subsidiary's income before interest expense and income taxes at not less than 125% of its total interest expense. Under these agreements, if NFC's consolidated income before interest expense and income taxes is less than 125% of its interest expense, NIC and Navistar, Inc. must make income maintenance payments to NFC to achieve the required ratio. During 2008, NIC made capital contributions totaling $60 million to NFC to maintain compliance with this covenant.

Derivative Instruments

We use derivative financial instruments as part of our overall interest rate, foreign currency, and commodity risk management strategies to reduce our interest rate exposure, to potentially increase the return on invested funds, to reduce exchange rate risk for transactional exposures denominated in currencies other than the functional currency, and to minimize commodity price volatility. From time to time, we use foreign currency forward and option contracts to manage the risk of exchange rate movements that would reduce the value of our foreign currency cash flows. Foreign currency exchange rate movements create a degree of risk by affecting the value of sales made and costs incurred in currencies other than the functional currency. From time to time we also use commodity forward contracts to manage variability related to exposure to certain commodity price risk. We do not enter into derivative financial instruments for speculative or trading purposes. None of our derivatives qualified for hedge accounting treatment in 2008, 2007, or 2006.

For derivative contracts, collateral is generally not required of the counter-parties or of the Company. We manage exposure to counter-party credit risk by entering into derivative financial instruments with various major financial institutions that can be expected to fully perform under the terms of such agreements. We do not anticipate nonperformance by any of the counter-parties. Our exposure to credit loss in the event of nonperformance by the counter-parties is limited to only those gains that have been recorded, but have not yet been received in cash payment. At October 31, 2008 and 2007, our exposure to credit loss was $46 million and $20 million, respectively.

Our financial services operations manage exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt. This is accomplished by funding fixed rate receivables utilizing a combination of fixed rate and variable rate debt and derivative financial instruments to convert variable rate debt to fixed. These derivative financial instruments may include interest rate swaps, interest rate caps, and forward contracts. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk, as the instruments may become less valuable due to changes in market conditions or interest rates. Notional amounts of derivative financial instruments do not represent exposure to credit loss.

Capital Resources

We expend capital to support our operating and strategic plans. Such expenditures include investments to meet regulatory and emissions requirements, maintain capital assets, develop new products or improve existing products, and to enhance capacity or productivity. Many of the associated projects have long lead-times and require commitments in advance of actual spending.

Business units provide their estimates of costs of capital projects, expected returns, and benefits to senior management. Those projects are evaluated from the perspective of expected return and strategic importance, with a goal to maintain the annual capital expenditure spending in the $250 million to $300 million range, exclusive of capital expenditures for equipment leased to others.

Pension and Other Postretirement Benefits

Generally, our pension plans are funded by contributions made by us. Our policy is to fund the pension plans in accordance with applicable U.S. and Canadian government regulations and to make additional contributions from time to time. At October 31, 2008, we have met all legal funding requirements. We contributed $108 million and $28 million to our pension plans in 2008 and 2007, respectively.

In August 2006, the Pension Protection Act of 2006 ("PPA") was signed into law in the U.S. The effective date of the PPA was deferred until January 2008, subject to a transition period. The PPA increases the funding requirements for defined benefit pension plans to 100% of the liability and requires unfunded liabilities, or changes in unfunded liabilities, to be fully amortized over a seven-year period. In 2009, we expect to contribute $44 million to meet the minimum required contributions for all plans. With the signing of the Worker, Retiree, and Employer Recovery Act of 2008 (H.R. 7327) into law in late December 2008, the Company is studying the impact of the legislation on the funding requirements of the PPA. While the Company's forecasts are not complete, it is likely that from 2010 through 2012, the Company will be required to contribute at least $350 million to the plans depending on asset performance in the next several years.

Other postretirement benefit obligations, such as retiree medical, are primarily funded in accordance with a 1993 legal agreement (the "Settlement Agreement") between us, our employees, retirees, and collective bargaining organizations, which eliminated certain benefits provided prior to that date and provided for cost sharing between us and participants in the form of premiums, co-payments, and deductibles. Our contributions totaled $8 million and $6 million in 2008 and 2007, respectively. We expect to contribute $3 million to our other post-employment benefit plans during 2009.

As part of the Settlement Agreement, a Base Program Trust was established in June 1993 to provide a vehicle for funding the health care liability through our contributions and retiree premiums. A separate independent Retiree Supplemental Benefit Program was also established, which included our contribution of Class B Common Stock, originally valued at $513 million, to potentially reduce retiree premiums, co-payments, and deductibles and provide additional benefits in subsequent periods. In addition to the base plan fund, we may also add profit sharing contributions to the Retiree Supplemental Benefit Trust to potentially improve upon the basic benefits provided through the base plan fund. These profit sharing contributions are determined by means of a calculation as established through the Settlement Agreement. There have been no profit sharing contributions to the Retiree Supplemental Benefit Trust during the years ended October 31, 2008 and 2007.

The funded status of our plans is derived by subtracting the actuarially-determined present value of the projected benefit obligations at year end from the end of year fair value of plan assets.

The under-funded status of our pension plans increased by $566 million during 2008 due largely to poor returns in the capital markets and the associated impacts on our returns on plan assets during the year. Our long-term expected return on plan assets is 9% and our actual return experience during 2008 was approximately (30%) for the U.S. pension plans. Rising discount rates impacted our funded status favorably by reducing the present value of the projected benefit obligation.

We use the standard Citigroup Pension Discount Curve model ("Citigroup Yield Curve") to determine our discount rates. This model, which is discussed further in the critical accounting policy section, matches expected future benefit payments to a series of spot rates on highly-rated corporate bonds with maturities matching the expected benefit payment dates in order to establish a weighted average discount rate that is plan specific.

The expected benefit payments of our larger U.S. pension and OPEB plans are short in duration (weighted between 7 and 9 years) due to the maturity of the populations within those plans. More than 90% of the participants in these plans (representing more than 80% of the obligation) are inactive, most of whom are retired. Our expected benefit payments are heavily weighted towards higher yields that are present in the earlier periods within the model, thus producing a higher yield for our plans than seen in prior periods (or that would have resulted if the plans' obligations were of longer duration). We believe that the discount rates produced by the model are appropriate and consistent with market conditions that were present as of our measurement date.

The net experience losses incurred during 2008 will re-establish amortization of cumulative losses (previously suspended in fiscal 2008) for one of our larger U.S. pension plans. This will have the effect of increasing pension costs by approximately $30 million during 2009. Further, the decline in the value of plan assets will significantly reduce the value of expected returns during fiscal 2009 (versus fiscal 2008) thus eliminating postretirement benefits income, and significantly impacting our estimated funding requirements for fiscal years 2010 through 2012.

The improvement in the under-funded status of our health and life insurance benefits of $162 million was due to rising discount rates and ongoing management of benefit costs for our Medicare eligible population. That favorability will result in continued suspension of amortization of cumulative losses for our largest postretirement medical plan during fiscal 2009. However, the increase in interest cost and reduction in the expected return on plan assets (due to the decline in asset values during fiscal 2008) will result in an increase in net postretirement benefits expense during fiscal 2009.

We have collective bargaining agreements that include participation in multiemployer pension plans. Under the terms of such collective bargaining agreements, contributions are paid to the multiemployer pension plans during a union member's period of employment. Our obligations are satisfied once those contributions are paid to these plans. A withdrawal liability may be assessed by the multiemployer pension plan if we no longer have an obligation to contribute or all covered operations at the facility cease.

Off-Balance Sheet Arrangements

We enter into various arrangements not recognized in our consolidated balance sheets that have or could have an effect on our financial condition, results of operations, liquidity, capital expenditures, or capital resources. The principal off-balance sheet arrangements that we enter into are guarantees and sales of receivables. The following discussions address each of these items for the Company:

Guarantees

We have provided guarantees to third parties that could obligate us to make future payments if the primary entity fails to perform under its contractual obligations. We have recognized liabilities in the consolidated balance sheets for guarantees that meet the recognition and measurement provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of the Indebtedness of Others.*

We have issued residual value guarantees in connection with various leases. The estimated amount of the guarantees is recorded as a liability as of October 31, 2008. Our guarantees are contingent upon the fair value of the leased assets at the end of the lease term. The excess of the guaranteed lease residual value over the fair value of the residual represents the amount of our exposure.

We obtain certain stand-by letters of credit and surety bonds from third-party financial institutions in the ordinary course of business when required under contracts or to satisfy insurance-related requirements. The amount of outstanding stand-by letters of credit and surety bonds was $62 million at October 31, 2008.

As of October 31, 2008, one of our Canadian operating subsidiaries is contingently liable for the residual values, calculated at inception, of $20 million of retail customers' contracts and $35 million of retail leases that are financed by a third party. These amounts approximate the estimated future resale market value of the collateral underlying those contracts and leases at their inception. As of October 31, 2008, we have recorded accruals totaling $3 million and $5 million for potential losses on the retail customers' contracts and retail leases, respectively.

We extend credit commitments to certain truck fleet customers, which allow them to purchase parts and services from participating dealers. The participating dealers receive accelerated payments from us with the result that we carry the receivables and absorb the credit risk related to these customers. At October 31, 2008, we have $31 million of unused credit commitments outstanding under this program.

In addition, we have entered into various guarantees for purchase commitments, credit guarantees, and contract cancellation fees with expiration dates through 2013 that amounted to $103 million at October 31, 2008.

In the ordinary course of business, we also provide routine indemnifications and other guarantees, the terms of which, range in duration and often are not explicitly defined. We do not believe these will result in claims that would have a material impact on our financial condition, results of operations, or cash flows.

Sales of Receivables

We typically sell, for legal purposes, our finance receivables to third parties while continuing to service the receivables thereafter. In these securitization transactions, we transfer receivables to a bankruptcy remote SPE. The SPE then transfers the receivables to a legally isolated entity that is typically a trust or a conduit, which then issues asset-backed securities to investors. For accounting purposes, our transfers of wholesale notes receivables and retail accounts receivables are treated as sales under FASB Statement No. 140; our transfers of other receivables are treated as secured borrowings. We record sales by removing receivables from the consolidated balance sheet and recording gains and losses in *Finance revenues*. Our off-balance sheet arrangements, which are transacted through NFSC and TRAC, are described below.

NFSC, the wholesale note trust, owned $819 million of wholesale notes, which includes $97 million of receivables with Dealcors and $95 million of marketable securities, as of October 31, 2008 and $1.1 billion of wholesale notes, which includes $171 million of receivables with Dealcors and $85 million of marketable securities, as of October 31, 2007. Funding certificates in the total amount of $1 billion as of October 31, 2008 and 2007 were available to fund the receivables, and the trust had $762 million and $982 million of outstanding borrowings as of October 31, 2008 and 2007, respectively. We carry retained interests of $140 million and $200 million as of October 31, 2008 and 2007, respectively, in *Finance and other receivables, net.* In total, proceeds from the sales of wholesale notes amounted to $4.5 billion, $5.1 billion, and $8.2 billion in 2008, 2007, and 2006, respectively.

TRAC, the retail accounts trust, owned $123 million of retail accounts and $23 million of marketable securities as of October 31, 2008, and $155 million of retail accounts and $26 million of marketable securities as of October 31, 2007. A conduit funding facility in the amount of $100 million as of October 31, 2008 and 2007 was available to fund the receivables and the trust had $48 million and $60 million of outstanding borrowings as of October 31, 2008 and 2007, respectively. We have retained interests of $90 million and $119 million as of October 31, 2008 and 2007, which are recorded in *Finance and other receivables, net.*

Contractual Obligations

The following table provides aggregated information on our outstanding contractual obligations as of October 31, 2008:

	Payments Due by Year Ending October 31				
	Total	2009	2010-2011	2012-2013	2014 +
(in millions)					
Type of contractual obligation:					
Long-term debt obligations(A)	$ 5,768	$ 626	$ 2,075	$ 1,885	$ 1,182
Interest on long-term debt(B)	835	265	377	142	51
Financing arrangements and capital lease obligations(C)	358	55	170	109	24
Operating lease obligations(D)	269	49	78	59	83
Purchase obligations(E)	36	12	3	21	—
Total	$ 7,266	$ 1,007	$ 2,703	$ 2,216	$ 1,340

(A) Included in long-term debt obligations are amounts owed on our notes payable to banks and others. These borrowings are further explained in Note 10, *Debt*, to the accompanying consolidated financial statements.

(B) Amounts represent estimated contractual interest payments on outstanding debt. Rates in effect as of October 31, 2008 are used for variable rate debt. For more information, see Note 10, *Debt*, to the accompanying consolidated financial statements.

(C) We lease many of our facilities as well as other property and equipment under financing arrangements and capital leases in the normal course of business including $52 million of interest obligation. For more information, see Note 6, *Property and equipment, net,* to the accompanying consolidated financial statements.

(D) Lease obligations for facility closures are included in operating leases. Future operating lease obligations are not recognized in our consolidated balance sheet. For more information, see Note 6, *Property and equipment, net,* to the accompanying consolidated financial statements.

(E) Purchase obligations include various commitments in the ordinary course of business that would include the purchase of goods or services and they are not recognized in our consolidated balance sheet.

In addition to the above contractual obligations, we are also required to fund our pension plans in accordance with the requirements of the PPA. As such, we expect to contribute $44 million in 2009 to meet the minimum required contributions for all plans. With the signing of the Worker, Retiree, and Employer Recovery Act of 2008 (H.R. 7327) into law in late December 2008, the Company is studying the impact of the legislation on the funding requirements of the PPA. While the Company's forecasts are not complete, it is likely that from 2010 through 2012, the Company will be required to contribute at least $350 million to the plans depending on asset performance in the next several years. We are unable to estimate pension plan contributions beyond 2012. For additional information, see Note 11, *Postretirement benefits*, to the accompanying consolidated financial statements.

Other Information

Income Taxes

We file a consolidated U.S. federal income tax return for NIC and its eligible domestic subsidiaries. Our non-U.S. subsidiaries file income tax returns in their respective local jurisdictions. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax benefit carryforwards. Deferred tax liabilities and assets at the end of each period are determined using enacted tax rates.

Under the provisions of FASB Statement No. 109, *Accounting for Income Taxes*, a valuation allowance is required to be established or maintained when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized. FASB Statement No. 109 provides that important factors in determining whether a deferred tax asset will be realized are whether there has been sufficient taxable income in recent years and whether sufficient income is expected in future years in order to utilize the deferred tax asset. Based on our review of historical operating results and future income projections and considering the uncertainty of our U.S. and Canadian financial outlook, we determined that it was more likely than not that we would not be able to realize the value of our deferred tax assets attributable to U.S. and Canadian operations and we therefore continue to maintain a valuation allowance against such U.S. assets and we established a full valuation allowance against Canadian tax assets in the fourth quarter of 2008.

We believe that our evaluation of deferred tax assets and our maintenance of a valuation allowance against such assets involve critical accounting estimates because they are subject to, among other things, estimates of future taxable income in the U.S. and in other non-U.S. tax jurisdictions. These estimates are susceptible to change and dependent upon events that may or may not occur, and accordingly, our assessment of the valuation allowance is material to the assets reported on our consolidated balance sheet and changes in the valuation allowance may be material to our results of operations. We intend to continue to assess our valuation allowance in accordance with the requirements of FASB Statement No. 109.

On November 1, 2007 we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB Interpretation No. 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB Interpretation No. 48 also provides guidance on de-recognition and classification, and requires companies to elect and disclose their method of reporting interest and penalties on income taxes. We recognize interest and penalties related to uncertain tax positions as part of *Income tax expense*. Total interest and penalties included in income tax expense for 2008 are $5 million. Cumulative interest and penalties included in the consolidated balance sheet at October 31, 2008 and November 1, 2007 are $16 million and $15 million, respectively.

Upon adoption, we increased our liability for uncertain tax positions by $4 million, resulting in a comparable increase to *Accumulated deficit*. As of October 31, 2008 and November 1, 2007, after adoption of FASB Interpretation No. 48, the amount of liability for uncertain tax provisions was $93 million and $91 million, respectively. If these unrecognized tax benefits are recognized, all but $1 million would affect our effective tax rate. However, to the extent we continue to maintain a full valuation allowance against our deferred tax assets, the effect may be in the form of an increase in the deferred tax asset related to our NOL carryforward, which would attract a full valuation allowance. While it is probable that the liability for uncertain tax positions will increase or decrease during the next twelve months, we do not expect any such change would have a material effect on our financial condition or results of operation.

Environmental Matters

We have been named a potentially responsible party ("PRP"), in conjunction with other parties, in a number of matters arising under an environmental protection law, the Comprehensive Environmental Response, Compensation, and Liability Act, popularly known as the "Superfund" law. These matters involve sites that allegedly received wastes from current or former Company locations. Based on information available to us which, in most cases, consists of data related to quantities and characteristics of material generated at current or former Company locations, material allegedly shipped by us to these disposal sites, as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of our share, if any, of the probable costs and accruals are recorded in our consolidated financial statements. These accruals are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. We review all accruals on a regular basis and believe that, based on these calculations, our share of the potential additional costs for the cleanup of each site will not have a material effect on our financial condition, results of operations, or cash flows.

Three sites formerly owned by us, Solar Turbines in San Diego, California, the West Pullman Plant in Chicago, Illinois, and the Canton Plant in Canton, Illinois, and one site partially owned by us, Wisconsin Steel in Chicago, Illinois, were identified as having soil and groundwater contamination. While investigations and cleanup activities continue at all sites, we believe that we have adequate accruals to cover costs to complete the cleanup of these sites.

In 2007, a former facility location in the City of Springfield, Ohio, which we voluntarily demolished in 2004 and conducted environmental sampling on, was sold to the City of Springfield. The city has obtained funds from the U.S. EPA and the State of Ohio in 2008 to address relatively minor soil contamination prior to commercial/ industrial redevelopment of the site.

Securitization Transactions

We finance receivables using a process commonly known as securitization, whereby asset-backed securities are sold via public offering or private placement. In a typical securitization transaction, we transfer a pool of finance receivables to bankruptcy remote SPE. The SPE then transfers the receivables to a legally isolated entity, generally a trust or a conduit, in exchange for securities of the trust which are then retained or sold into the public market or privately placed. These securities are issued by the trust and are secured by future collections on the receivables sold to the trust. These transactions are subject to the provisions of FASB Statement No. 140.

When we securitize receivables, we may have retained interests in the receivables sold (transferred). The retained interests may include senior and subordinated securities, undivided interests in receivables and over-collateralizations, restricted cash held for the benefit of the trust, and interest-only strips. Our retained interests are the first to absorb any credit losses on the transferred receivables because we have the most subordinated interests in the trust, including subordinated securities, the right to receive excess spread (interest-only strip), and any residual or remaining interests of the trust after all asset-backed securities are repaid in full. Our exposure to credit losses on the transferred receivables is limited to our retained interests. The SPE's assets are available to satisfy the creditors' claims against the assets prior to such assets becoming available for the SPE's own uses or the uses of our affiliated companies. Since the transfer constitutes a legal sale, we are under no obligation to repurchase any transferred receivable that becomes delinquent in payment or otherwise is in default. We are not responsible for credit losses on transferred receivables other than through our ownership of the lowest tranches in the securitization structures. We do not guarantee any securities issued by trusts.

We, as seller and the servicer of the finance receivables, are obligated to provide certain representations and warranties regarding the receivables. Should any of the receivables fail to meet these representations and warranties, we, as servicer, are required to repurchase the receivables.

Most of our retail notes and finance leases securitization arrangements do not qualify for sales accounting treatment under FASB Statement No. 140. As a result, such sold receivables and associated secured borrowings are included on the consolidated balance sheet and no gain or loss is recognized for these transactions. For those that do qualify under FASB Statement No. 140, gains or losses are reported in *Finance revenues.*

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our consolidated financial statements, we use estimates and make judgments and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses, and the related disclosures. Our assumptions, estimates, and judgments are based on historical experience, current trends, and other factors we believe are relevant at the time we prepare our consolidated financial statements.

Our significant accounting policies are discussed in Note 1, *Summary of significant accounting policies*, to the accompanying consolidated financial statements and should be reviewed in connection with the following discussion. We believe that the following policies are the most critical to aid in fully understanding and evaluating our reported results as they require us to make difficult, subjective, and complex judgments. In determining whether an estimate is critical, we consider if:

- The nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change.
- The impact of the estimates and assumptions on financial condition or operating performance is material.

Pension and Other Postretirement Benefits

We provide pension and other postretirement benefits to a substantial portion of our employees, former employees, and their beneficiaries. The assets, liabilities, and expenses we recognize and disclosures we make about plan actuarial and financial information are dependent on the assumptions used in calculating such amounts. The primary assumptions include factors such as discount rates, health care cost trend rates, inflation, expected return on plan assets, retirement rates, mortality rates, rate of compensation increases, and other factors.

- The discount rates are obtained by matching the anticipated future benefit payments for the plans to the Citigroup yield curve to establish a weighted average discount rate for each plan.
- Health care cost trend rates are developed based upon historical retiree cost trend data, short term health care outlook, and industry benchmarks and surveys. The inflation assumption is based upon our retiree medical trend assumptions. The assumptions are based upon both our specific trends and nationally expected trends.
- The expected return on plan assets is derived from historical plan returns and reviews of asset allocation strategies, expected long-term performance of asset classes, risks and other factors adjusted for our specific investment strategy. The focus of the information is on long-term trends and provides for the consideration for recent plan performance.
- Retirement rates are based upon actual and projected plan experience.
- Mortality rates are developed from actual and projected plan experience.

- The rate of compensation increase reflects our long-term actual experience and our projected future increases including contractually agreed upon wage rate increases for represented employees.

The sensitivities stated below are based upon changing one assumption at a time, but often economic factors impact multiple assumptions simultaneously.

	October 31, 2008 Obligations		2009 Expense	
	Pension	**OPEB**	**Pension**	**OPEB**
(in millions)				
Discount rate				
Increase of 1.0%	$ (249)	$ (109)	$ (11)	$ 1
Decrease of 1.0%	268	124	9	1
Expected return on assets				
Increase of 1.0%	N/A	N/A	$ (22)	$ (4)
Decrease of 1.0%	N/A	N/A	22	4

Allowance for Doubtful Accounts

The allowance for doubtful accounts is our estimate of losses incurred in our receivable portfolio. The portfolio consists of retail notes, finance leases and wholesale notes, and accounts and other receivables. The allowance is established through a charge to provision for losses and is an estimate of the amount required to absorb losses on the existing portfolio. The allowance for doubtful accounts related to the finance receivables is evaluated based on a pool method by type of receivable, primarily using historical and current net loss experience in conjunction with current portfolio trends in delinquencies, repossession frequency, and recovery percentages for each receivable type. Specific allowances are made for significant impaired receivables.

Establishing our allowance for doubtful accounts involves significant uncertainties because the calculation requires us to make estimates about the timing, frequency, and severity of future losses and the impact of general economic conditions as well as current delinquency, repossession, and recovery rates.

Allowance for doubtful accounts for finance receivables and operating leases totaled $76 million as of October 31, 2008. If we adjusted our estimated loss rate to the actual highest and lowest loss rate between 2003 through 2008, based on the ratio of charge offs to receivables and current economic factors, our allowance would increase to $82 million and decrease to $57 million, respectively.

Sales of Receivables

We securitize finance receivables through SPEs, which then issue securities to public and private investors. Some of these securitization transactions qualify as sales under FASB Statement No. 140 whereas the buyers of the receivables have limited recourse. Gains or losses on sales of receivables are credited or charged to *Finance revenues* in the periods in which the sales occur. Amounts due from sales of receivables, also known as retained interests, which include interest-only receivables, cash reserve accounts, and subordinated certificates, are recorded at fair value in the periods in which the sales occur. The accretion of the discount related to the retained interests is recognized on an effective yield basis.

We estimate the payment speed for the receivables sold, the discount rate used to determine the present value of future cash flows, and the anticipated net losses on the receivables to calculate the gain or loss. The method for calculating the gain or loss aggregates the receivables into a homogeneous pool. Cash flow estimates based upon historical and current experience, anticipated future portfolio performance, market-based discount rates, and other factors are made for each securitization transaction. In addition, we remeasure the fair value of the retained interests each reporting period and recognize the related changes in *Finance revenues*.

The fair value of the interest-only receivable is based on present value estimates of expected cash flows using our assumptions of prepayment speed, discount rates, and net losses. The critical estimate impacting the valuation of receivables sold is the market-based discount rate. As of October 31, 2008, if we were to adjust the discount rate used for calculating net present value by a 10% adverse change, the result would be a decrease in *Income (loss) before income tax* of $2 million.

Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets are also recorded with respect to net operating losses and other tax attribute carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which temporary differences are expected to be recovered or settled. Valuation allowances are established when it is more likely than not that deferred tax assets will not be realized. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the income of the period that includes the enactment date.

The ultimate recovery of deferred tax assets is dependent upon the amount and timing of future taxable income and other factors such as the taxing jurisdiction in which the asset is to be recovered. A high degree of judgment is required to determine if, and the extent that, valuation allowances should be recorded against deferred tax assets. We have provided valuation allowances at October 31, 2008 and 2007, aggregating $1.9 billion and $1.7 billion, respectively, against such assets based on our assessment of past operating results, estimates of future taxable income, and the feasibility of tax planning strategies. Of these amounts, $49 million relate to net operating losses for which subsequently recognized tax benefits will be allocated to additional paid in capital. Although we believe that our approach to estimates and judgments as described herein is reasonable, actual results could differ and we may be exposed to increases or decreases in income taxes that could be material.

On November 1, 2007, we adopted FASB Interpretation No. 48, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB Interpretation No. 48, we recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement.

FASB Interpretation No. 48 also provides guidance on de-recognition and classification, and requires companies to elect and disclose their method of reporting, interest and penalties on income taxes. We recognize interest and penalties related to uncertain tax positions as part of *Income tax expense.*

Upon adoption, we increased our liability for uncertain tax positions by $4 million, resulting in a comparable increase to *Accumulated deficit.* As of October 31, 2008 and November 1, 2007, after adoption of FASB Interpretation No. 48, the amount of liability for uncertain tax provisions was $93 million and $91 million, respectively. If these unrecognized tax benefits are recognized, all but $1 million would affect our effective tax rate. However, to the extent we continue to maintain a full valuation allowance against our deferred tax assets, the effect may be in the form of an increase in the deferred tax asset related to our NOL carryforward, which would attract a full valuation allowance. While it is probable that the liability for uncertain tax positions may increase or decrease during the next twelve months, we do not expect any such change would have a material effect on our financial condition or results of operation.

Impairment of Long-Lived Assets

We review the carrying value of our long-lived assets (other than goodwill and intangible assets with indefinite lives as discussed below) when events and circumstances indicate that the carrying value of an asset or asset group may not be fully recoverable. This review is performed using estimates of future undiscounted cash flows expected to result from the operation of the asset group and its eventual disposition. If the carrying value of a long-lived asset is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset exceeds its fair value.

In the fourth quarter of 2008, the Engine segment recognized $358 million for impairments of property and equipment related to asset groups in the VEE Business Unit. The asset groups were reviewed for recoverability by comparing the carrying values to estimated future cash flows and those carrying values were determined to not be fully recoverable. We engaged a third-party valuation firm to assist in determining the fair value of the asset groups. The third-party valuation firm utilized the cost approach and market approach to determine the fair value of certain assets within the asset groups. The other portions of the asset group's fair values were based on estimates of future cash flows developed by management. Fair values for the asset groups reflect significant reductions in demand from Ford for diesel engines produced at the VEE Business Unit and the expectation that Ford's demand for diesel engines will continue to be below previously anticipated levels. For more information, see Note 7, *Impairment of property and equipment and related charges*, to the accompanying consolidated financial statements.

Our impairment loss calculations require us to apply judgments in estimating future cash flows and asset fair values. Other assets could become impaired in the future or require additional charges as a result of declines in profitability due to changes in volume, market pricing, cost, manner in which an asset is used, physical condition of an asset, laws and regulations, or in the business environment. Significant adverse changes to our business environment and future cash flows could cause us to record additional impairment charges in future periods which could be material.

Contingent Liabilities

Product liability lawsuits and claims

We are subject to product liability lawsuits and claims in the normal course of business. We record product liability accruals for the self-insured portion of any pending or threatened product liability actions.

For product liability, we determine appropriate case-specific accruals based upon our judgment and the advice of legal counsel. These estimates are evaluated and adjusted based upon changes in facts or circumstances surrounding the case. We also obtain a third-party actuarial analysis to assist with the determination of the amount of additional accruals required to cover certain alleged claims and incurred but not reported ("IBNR") product liability matters. The actual settlement values of outstanding claims may differ from the original estimates due to circumstances related to the specific claims. The IBNR estimates are impacted by changes in claims frequency and/or severity over historical levels.

The case-specific accruals aggregate $33 million as of October 31, 2008. These accruals typically require adjustment as additional information becomes available for each case, but the amounts of such adjustments are not determinable. As of October 31, 2008, the IBNR accrual was $24 million. A 10% change in claim amount would increase or decrease this accrual by $2 million.

Environmental remediation matters

We are subject to claims by various governmental authorities regarding environmental remediation matters.

With regard to environmental remediation, many factors are involved including interpretations of local, state, and federal laws and regulations, and whether wastes or other hazardous material are contaminating the surrounding land or water or have the potential to cause such contamination.

As of October 31, 2008, we have accrued $17 million for environmental remediation. Although we believe that the estimates and judgments discussed herein are reasonable, actual results could differ and we may be exposed to increases or decreases in our accrual that could be material.

Asbestos claims

We are subject to claims related to illnesses alleged to have resulted from asbestos exposure from component parts found in older vehicles, although some claims relate to the alleged presence of asbestos in our facilities.

The asbestos related cases are subject to a variety of factors in that other vehicle manufacturers and various component suppliers are also named defendants. Historically, our actual damages paid out to individual claimants have not been material. Although we believe that our estimates and judgments related to asbestos related claims are reasonable, actual results could differ and we may be exposed to increases or decreases in our accrual that could be material.

Product Warranty

We record a liability for standard and extended warranty for products sold as well as for certain claims outside the contractual obligation period. As a result of the uncertainty surrounding the nature and frequency of product recall programs, the liability for such programs is recorded when we commit to a recall action, which generally occurs when it is announced. Supplier recoveries related to warranties are recorded when the supplier confirms its liability under the recall and collection is reasonably assured.

Product warranty estimates are established using historical information about the nature, frequency, and average cost of warranty claims. Warranty claims are influenced by factors such as new product introductions, technological developments, the competitive environment, and the costs of component parts. We estimate warranty claims and take action to improve vehicle quality and minimize warranty claims. Actual payments for warranty claims could differ from the amounts estimated requiring adjustments to the liabilities in future periods.

Although we believe that the estimates and judgments discussed herein are reasonable, actual results could differ and we may be exposed to increases or decreases in our warranty accrual that could be material.

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the fair value of the net assets of acquired companies. We test goodwill for impairment using a fair value approach at the reporting unit level. We are required to test for impairment at least annually, absent some triggering event that would accelerate an impairment assessment.

We have recognized goodwill in our reporting units, which are one level below the segment level for purposes of performing our goodwill impairment testing. We determine the fair values of our reporting units using the discounted cash flow valuation technique, which requires us to make assumptions and estimates regarding industry economic factors and the profitability of future business strategies.

In the fourth quarter of 2008, our Truck segment recorded a non-cash charge of $4 million to reflect impairment of goodwill in certain Dealcor reporting units. As part of our impairment analysis for these reporting units, management determined the fair value of each of the reporting units based on estimates of their respective future cash flows. The fair value of certain reporting units reflected reductions in the estimated future cash flows of the Dealcors based on lower expectations for growth and profitability resulting primarily from the downturn in the economy. For the Dealcors where the fair value of the reporting units were below their respective carrying amounts including goodwill, the implied fair value of the reporting units' goodwill was compared to the actual carrying amounts to determine the amount of the goodwill impairments. For more information, see Note 8, *Goodwill and other intangible assets, net*, to the accompanying consolidated financial statements.

We continue to review the carrying values of amortizable intangible assets whenever facts and circumstances change in a manner that indicates their carrying values may not be recoverable We test indefinite lived intangible assets at least annually, absent some triggering event that would accelerate an impairment assessment.

Our testing for impairment of intangible assets requires us to apply judgments in estimating future cash flows and asset fair values. Intangible assets could become impaired as a result of declines in profitability due to changes in volume, market pricing, cost, manner in which an asset is used, laws and regulations, or in the business environment.

In the fourth quarter of 2008, our Truck segment recorded a non-cash charge of $10 million for impairment of Dealer franchise rights in certain Dealcor reporting units. The assets were reviewed for recoverability by comparing the carrying values to estimated future cash flows and were determined to not be recoverable. For intangible assets that were determined to not be recoverable, the carrying value was compared to the fair value to determine the amount of impairment. The fair values of the respective intangible assets were determined based on estimates of future cash flows. Estimated fair values for the intangible assets reflect a reduction in the future cash flows based on lower expectations for growth and profitability resulting from the current downturn in the economy. The impairment charges were included in *Other (income) expenses, net.* For more information, see Note 8, *Goodwill and other intangible assets, net*, to the accompanying consolidated financial statements.

Further changes in the underlying factors may cause our estimates related to fair values to change and may cause additional impairment charges, which may have a material impact.

New Accounting Pronouncements

Accounting pronouncements issued by various standard setting and governmental authorities that have not yet become effective with respect to our consolidated financial statements are described below, together with our assessment of the potential impact they may have on our consolidated financial statements:

In April 2008, the FASB issued Staff Position ("FSP") No. FAS 142-3, *Determination of the Useful Life of Intangible Assets.* FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets.* It is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. The FSP also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. Our effective date is November 1, 2009. The impact of FSP No. 142-3 will depend on the size and nature of acquisitions on or after November 1, 2009. When effective, we will comply with the disclosure provisions of this FSP.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities.* The statement amends and expands the disclosure requirements of FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities.* FASB Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or our quarter ended April 30, 2009. When effective, we will comply with the disclosure provisions of this statement.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51.* The statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Our effective date is November 1, 2009. Upon adoption, our minority interest will be reported as a separate component of stockholders' deficit.

In December 2007, the FASB issued FASB Statement No. 141(R), *Business Combinations.* The statement substantially changes the accounting for and reporting of business combinations including expanding the definition of a business and a business combination; requiring all assets and liabilities of the acquired business, including goodwill, contingent assets and liabilities, and contingent consideration to be recorded at fair value on the acquisition date; requiring acquisition-related transaction and restructuring costs to be expensed rather than accounted for as acquisition costs; and requiring reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties to be recognized in earnings. FASB Statement No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply the statement before that date. Our effective date is November 1, 2009. We will adopt this statement on a prospective basis.

In June 2007, the FASB ratified the Emerging Issues Task Force ("EITF") consensus on EITF Issue No. 07-03, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*. EITF Issue No. 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized until the goods are received or services performed. EITF Issue No. 07-3 is effective for financial statements issued for fiscal years beginning after December 15, 2007. Our effective date is November 1, 2008. This EITF will not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The statement permits entities to choose to measure many financial instruments and certain other items at fair value. FASB Statement No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption was permitted under certain limited circumstances; we did not choose to early adopt. Our effective date is November 1, 2008. We have not elected to measure any of our financial assets or financial liabilities at fair value which were not previously required to be measured at fair value; therefore, the adoption of this statement will not impact our consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Statement No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. Our effective date is November 1, 2008. We do not expect the adoption of this statement will have a material impact on our consolidated financial statements.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

Our primary market risks include fluctuations in interest rates and currency exchange rates. We are also exposed to changes in the prices of commodities used in our manufacturing operations. Commodity price risk related to our current commodity financial instruments are not material. We do not hold a material portfolio of market risk sensitive instruments for trading purposes.

We have established policies and procedures to manage sensitivity to interest rate and foreign currency exchange rate market risk. These procedures include the monitoring of our level of exposure to each market risk, the funding of variable rate receivables primarily with variable rate debt, and limiting the amount of fixed rate receivables that may be funded with floating rate debt. These procedures also include the use of derivative financial instruments to mitigate the effects of interest rate fluctuations and to reduce our exposure to exchange rate risk.

Interest rate risk

Interest rate risk is the risk that we will incur economic losses due to adverse changes in interest rates. We measure our interest rate risk by estimating the net amount by which the fair value of all of our interest rate sensitive assets and liabilities would be impacted by selected hypothetical changes in market interest rates. Fair value is estimated using a discounted cash flow analysis. At October 31, 2008 and 2007, the net fair value of our liabilities held for purposes other than trading with exposure to interest rate risk was $5.6 billion and $6.8 billion, respectively. Assuming a hypothetical instantaneous 10% adverse change in interest rates as of October 31, 2008 and 2007, the fair value of these liabilities would decrease by $69 million and $60 million, respectively. At October 31, 2008 and 2007, the net fair value of our assets held for the purposes other than trading with exposure to interest rate risk was $4.6 billion and $5.0 billion, respectively. Assuming a hypothetical instantaneous 10% adverse change in interest rates as of October 31, 2008 and 2007 the fair value of these assets would decrease by $54 million and $63 million, respectively. Our interest rate sensitivity analysis assumes a parallel shift in interest rate yield curves. The model, therefore, does not reflect the potential impact of changes in the relationship between short-term and long-term interest rates.

Commodity price risk

We are exposed to changes in the prices of commodities, particularly for aluminum, copper, precious metals, resins, and steel and their impact on the acquisition cost of various parts used in our manufacturing operations. We have been able to mitigate the effects of price increases via a combination of design changes, material substitution, resourcing, global sourcing, and price performance. In certain cases, we use derivative instruments to reduce exposure to price changes. During 2008, steel, other metals, and petroleum products prices were significantly higher than in 2007, resulting in an approximate $97 million increase in our costs from suppliers.

Foreign currency risk

Foreign currency risk is the risk that we will incur economic losses due to adverse changes in foreign currency exchange rates. Our primary exposures to foreign currency exchange fluctuations are the Canadian dollar/ U.S. dollar, Mexican peso/U.S. dollar and Brazilian real/U.S. dollar. At October 31, 2008 and 2007, the net fair value of our liabilities with exposure to foreign currency risk was $186 million and $279 million, respectively. Assuming that no offsetting derivative financial instruments exist, the potential reduction in future earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency spot rates applied to foreign currency sensitive instruments would be $20 million at October 31, 2008. At October 31, 2008 and 2007, the net fair value of our assets with exposure to foreign currency risk was $218 million and $316 million, respectively. Assuming that no offsetting derivative financial instruments exist, the potential reduction in future earnings from a hypothetical instantaneous 10% adverse change in quoted foreign currency spot rates applied to foreign currency sensitive instruments would be $19 million at October 31, 2008.

For further information regarding models, assumptions and parameters related to market risk, please see Note 14, *Fair value of financial instruments*, and Note 15, *Financial instruments and commodity contracts*, to the accompanying consolidated financial statements.

Item 8. ***Financial Statements and Supplementary Data***

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders Navistar International Corporation:

We have audited the accompanying consolidated balance sheets of Navistar International Corporation and subsidiaries (the Company) as of October 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended October 31, 2008. We also have audited Navistar International Corporation's internal control over financial reporting as of October 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 9A(c) of the Company's October 31, 2008 annual report on Form 10-K. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses have been identified and included in management's assessment (Item9A(c)) relating to: accounting policies and procedures, period-end close process, account reconciliations, journal entries, revenue accounting, inventory accounting, warranty accounting, and segregation of duties.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navistar International Corporation and subsidiaries as of October 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of October 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

As described in Note 1 to the accompanying consolidated financial statements, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109* as of November 1, 2007. As described in Note 11 to the accompanying consolidated financial statements, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plan—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* as of October 31, 2007.

/s/ KPMG LLP

Chicago, Illinois
December 30, 2008

Navistar International Corporation and Subsidiaries

Consolidated Statements of Operations

(in millions, except per share data)	For the Years Ended October 31 2008	2007	2006
Sales and revenues			
Sales of manufactured products, net	**$ 14,399**	$ 11,910	$ 13,878
Finance revenues	**325**	385	322
Sales and revenues, net	**14,724**	12,295	14,200
Costs and expenses			
Costs of products sold	**11,930**	10,131	11,703
Impairment of property and equipment	**358**	—	—
Selling, general and administrative expenses	**1,453**	1,461	1,332
Engineering and product development costs	**380**	382	453
Interest expense	**469**	502	431
Other (income) expenses, net	**14**	(34)	(15)
Total costs and expenses	**14,604**	12,442	13,904
Equity in income of non-consolidated affiliates	**71**	74	99
Income (loss) before income tax	**191**	(73)	395
Income tax expense	**57**	47	94
Net income (loss)	**$ 134**	$ (120)	$ 301
Basic earnings (loss) per share	**$ 1.89**	$ (1.70)	$ 4.29
Diluted earnings (loss) per share	**$ 1.82**	$ (1.70)	$ 4.12
Weighted average shares outstanding			
Basic	**70.7**	70.3	70.3
Diluted	**73.2**	70.3	74.5

See Notes to Consolidated Financial Statements

Navistar International Corporation and Subsidiaries

Consolidated Balance Sheets

(in millions, except per share data)	As of October 31	
	2008	2007 (Revised)
ASSETS		
Current assets		
Cash and cash equivalents	**$ 861**	$ 777
Finance and other receivables, net	**2,814**	2,941
Inventories	**1,628**	1,412
Deferred taxes, net	**75**	115
Other current assets	**157**	200
Total current assets	**5,535**	5,445
Restricted cash and cash equivalents	**557**	419
Finance and other receivables, net	**1,979**	2,478
Investments in and advances to non-consolidated affiliates	**156**	154
Property and equipment, net	**1,501**	2,086
Goodwill	**297**	353
Intangible assets, net	**232**	286
Pension assets	**—**	103
Deferred taxes, net	**41**	35
Other noncurrent assets	**92**	89
Total assets	**$ 10,390**	$ 11,448
LIABILITIES, REDEEMABLE EQUITY SECURITIES AND STOCKHOLDERS' DEFICIT		
Liabilities		
Current liabilities		
Notes payable and current maturities of long-term debt	**$ 665**	$ 798
Accounts payable	**2,027**	1,770
Other current liabilities	**1,183**	1,423
Total current liabilities	**3,875**	3,991
Long-term debt	**5,409**	6,083
Postretirement benefits liabilities	**1,646**	1,327
Other noncurrent liabilities	**812**	781
Total liabilities	**11,742**	12,182
Redeemable equity securities	**143**	140
Stockholders' deficit		
Series D convertible junior preference stock	**4**	4
Common stock and additional paid in capital (par value $0.10 per share, 75.4 shares issued in 2008 and 2007)	**1,973**	1,961
Accumulated deficit	**(2,392)**	(2,519)
Accumulated other comprehensive loss	**(943)**	(155)
Common stock held in treasury, at cost (4.1 shares in 2008 and 5.1 shares in 2007)	**(137)**	(165)
Total stockholders' deficit	**(1,495)**	(874)
Total liabilities, redeemable equity securities, and stockholders' deficit	**$ 10,390**	$ 11,448

See Notes to Consolidated Financial Statements

Navistar International Corporation and Subsidiaries

Consolidated Statements of Cash Flows

(in millions)	For the Years Ended October 31 2008	2007 (Revised)	2006 (Revised)
Cash flows from operating activities			
Net income (loss)	**$ 134**	$ (120)	$ 301
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:			
Depreciation and amortization	**329**	308	308
Depreciation of equipment leased to others	**64**	63	56
Deferred taxes	**56**	(1)	(3)
Impairment of property and equipment, goodwill, and intangible assets	**372**	—	—
Amortization of debt issuance costs	**15**	9	13
Stock-based compensation	**15**	7	14
Provision for doubtful accounts	**65**	53	28
Equity in income of non-consolidated affiliates	**(71)**	(74)	(99)
Dividends from non-consolidated affiliates	**85**	111	83
Gain from sales of non-consolidated affiliates	**(4)**	(26)	—
Loss related to property and equipment	**29**	9	8
Loss on sale of finance receivables	**24**	9	7
Loss on refinancing and repurchases of debt	**—**	31	23
Changes in operating assets and liabilities, exclusive of the effects of businesses acquired and disposed:			
Finance and other receivables	**262**	309	(1,034)
Inventories	**(221)**	304	(401)
Other current assets	**33**	(32)	27
Pension assets	**103**	(268)	6
Other noncurrent assets	**(7)**	(1)	(1)
Accounts payable	**339**	(434)	277
Other current liabilities	**(180)**	(183)	(167)
Postretirement benefits liabilities	**(362)**	192	43
Other noncurrent liabilities	**37**	7	220
Other, net	**3**	(11)	4
Net cash provided by (used in) operating activities	**1,120**	262	(287)
Cash flows from investing activities			
Purchases of marketable securities	**(42)**	(221)	(179)
Sales or maturities of marketable securities	**46**	351	134
Net change in restricted cash and cash equivalents	**(143)**	281	(104)
Capital expenditures	**(176)**	(312)	(230)
Purchase of equipment leased to others	**(39)**	(37)	(43)
Proceeds from sales of property and equipment	**20**	55	46
Investments in and advances to non-consolidated affiliates	**(17)**	(34)	(31)
Proceeds from sales of affiliates	**20**	75	—
Business acquisitions, net of cash acquired	**—**	(7)	(54)
Other investing activities	**(2)**	6	5
Net cash provided by (used in) investing activities	**(333)**	157	(456)

(continued next page)

See Notes to Consolidated Financial Statements

Navistar International Corporation and Subsidiaries

Consolidated Statements of Cash Flows (Continued)

(in millions)	For the Years Ended October 31 2008	2007 (Revised)	2006 (Revised)
Cash flows from financing activities			
Proceeds from issuance of securitized debt	**1,076**	949	1,630
Principal payments on securitized debt	**(1,725)**	(1,368)	(1,337)
Proceeds from issuance of non-securitized debt	**104**	1,577	1,789
Principal payments on non-securitized debt	**(64)**	(1,692)	(27)
Repurchases of debt	**—**	—	(1,429)
Net increase (decrease) in notes and debt outstanding under revolving credit facilities	**(18)**	(204)	517
Principal payments under financing arrangements and capital lease obligations	**(67)**	(44)	(49)
Debt issuance costs	**(11)**	(24)	(46)
Proceeds from exercise of stock options	**27**	—	2
Other financing activities	**2**	—	6
Net cash provided by (used in) financing activities	**(676)**	(806)	1,056
Effect of exchange rate changes on cash and cash equivalents	**(27)**	7	15
Increase (decrease) in cash and cash equivalents	**84**	(380)	328
Cash and cash equivalents at beginning of the year	**777**	1,157	829
Cash and cash equivalents at end of the year	**$ 861**	$ 777	$ 1,157
Supplemental cash flow information			
Cash paid during the year for:			
Interest, net of amounts capitalized	**$ 399**	$ 519	$ 427
Income taxes	**73**	103	86
Supplemental schedule of non-cash investing and financing activities			
Property and equipment acquired under capital leases	3	12	46
Transfers from inventories to property and equipment for leases to others	39	25	42

See Notes to Consolidated Financial Statements

Navistar International Corporation and Subsidiaries

Consolidated Statements of Stockholders' Deficit

(in millions)	Series D Convertible Junior Preference Stock	Number of Common Shares Outstanding	Common Stock and Additional Paid in Capital	Comprehensive Income (Loss)	Accumulated Deficit	Accumulated Other Comprehensive Loss	Common Stock Held in Treasury, at Cost	Total
			(Revised)					(Revised)
Balance as of October 31, 2005	$ 4	70.2	$ 2,074		$ (2,699)	$ (910)	$ (168)	$ (1,699)
Net income				$ 301	301			301
Other comprehensive income:								
Foreign currency translation adjustments				17				17
Postretirement benefit adjustment, net of $3 of income tax expense				243				243
Other comprehensive income				260		260		
Comprehensive income				$ 561				
Settlement of call options			6					6
Amounts due from officers and directors			1					1
Stock-based compensation			16					16
Stock ownership programs					(1)		2	1
Balance as of October 31, 2006	$ 4	70.2	$ 2,097		$ (2,399)	$ (650)	$ (166)	$ (1,114)
Net loss				$(120)	(120)			(120)
Other comprehensive income:								
Foreign currency translation adjustments				86				86
Impact of FASB Statement No. 158, net of $12 of tax benefit						(390)		(390)
Postretirement benefit adjustment, net of $8 of income tax expense				799				799
Other comprehensive income				885		885		
Comprehensive income				$ 765				
Conversion of debt		0.1					1	1
Stock options recorded as redeemable equity securities			(139)					(139)
Stock-based compensation			4					4
Stock ownership programs			(1)					(1)
Balance as of October 31, 2007	$ 4	70.3	$ 1,961		$ (2,519)	$ (155)	$ (165)	$ (874)
Net income				$ 134	134			134
Other comprehensive loss:								
Foreign currency translation adjustments				(125)				(125)
Other postemployment benefits				6				6
Postretirement benefit adjustment				(669)				(669)
Other comprehensive loss				(788)		(788)		
Comprehensive loss				$(654)				
Tax effect of adoption of FIN 48					(4)			(4)
Amounts due from officers and directors			2					2
Stock options recorded as redeemable equity securities			(55)					(55)
Transfer from redeemable equity securities upon exercise or expiration of stock options			54					54
Stock-based compensation			13					13
Stock ownership programs		1.0	(2)		(3)		28	23
Balance as of October 31, 2008	$ 4	71.3	$ 1,973		$ (2,392)	$ (943)	$ (137)	$ (1,495)

See Notes to Consolidated Financial Statements

Navistar International Corporation

Notes to Consolidated Financial Statements

1. Summary of significant accounting policies

Organization and Description of the Business

Navistar International Corporation ("NIC"), incorporated under the laws of the state of Delaware in 1993, is a holding company whose principal operating subsidiaries are Navistar, Inc. (formerly known as International Truck and Engine Corporation) and Navistar Financial Corporation ("NFC"). References herein to the "Company," "we," "our," or "us" refer collectively to NIC, its subsidiaries, and certain variable interest entities ("VIEs") of which we are the primary beneficiary. We operate in four principal industry segments: Truck, Engine, Parts (collectively called "manufacturing operations"), and Financial Services. The Financial Services segment consists of NFC and our foreign finance operations (collectively called "financial services operations"). These segments are discussed in Note 17, *Segment reporting*.

Our fiscal year ends on October 31. References to 2008, 2007, and 2006 relate to the fiscal year unless otherwise indicated.

Basis of Presentation and Consolidation

The accompanying consolidated financial statements include the assets, liabilities, revenues, and expenses of our manufacturing operations, majority-owned dealers, wholly-owned financial services operations, and VIEs of which we are the primary beneficiary. The effects of transactions among consolidated entities have been eliminated to arrive at the consolidated amounts. Certain reclassifications were made to prior years' amounts to conform to the 2008 presentation.

We are the primary beneficiary of several VIEs, primarily joint ventures established to produce product and enhance our operational capabilities. Accordingly, we include in our consolidated financial statements the assets and liabilities and results of operations of those entities, even though we may not own a majority voting interest. As a result, our consolidated financial statements include assets of $34 million and $104 million and liabilities of $36 million and $102 million as of October 31, 2008 and 2007, respectively. The liabilities recognized as a result of consolidating these VIEs do not represent additional claims on our general assets; rather they represent claims against the specific assets of the consolidated VIEs. Assets recognized as a result of consolidating these VIEs do not represent assets that could be used to satisfy claims against our general assets. We are also involved with other VIEs, which we do not consolidate because we are not the primary beneficiary. The maximum loss exposure relating to these non-consolidated VIEs is not material to our financial condition, results of operations, or cash flows.

We use the equity method to account for our investments in entities (i) that we do not control, but where we have the ability to exercise significant influence over operating and financial policies and (ii) where we are not the primary beneficiary. Consolidated net income (loss) includes our share of the net earnings of these entities. As of October 31, 2008, we use the equity method to account for investments in 17 partially-owned affiliates (which include four corporations, four limited liability companies, and nine unincorporated joint ventures), in which NIC or one of its subsidiaries is a shareholder, general or limited partner, or venturer, as applicable.

Revisions of Previously Issued Financial Statements

We have revised our previously reported consolidated balance sheet as of October 31, 2007 and consolidated statement of stockholders' deficit for the year ended October 31, 2007 to give effect to recording stock options as redeemable equity securities, which have been classified as mezzanine equity. In June 2007, we amended the terms of then-outstanding stock option awards to allow for cash settlement in the event of a change in control and when certain other conditions exist. In accordance with Emerging Issues Task Force ("EITF") Topic No. D-98, *Classification and Measurement of Redeemable Securities*, the amended stock options' intrinsic values should have been re-measured at the modification date and should have been recorded as *Redeemable equity securities,* which are classified as mezzanine equity on the consolidated balance sheet. To record the amount reported as mezzanine equity, we recorded a corresponding reduction of *Common stock and additional paid in capital* in the amount of $139 million. The corrections had no effect on our previously reported consolidated statements of operations and consolidated statements of cash flows and are not considered material to any previously reported consolidated financial statements.

We have revised our previously reported consolidated statements of cash flows for the periods presented below to reflect the correction of errors identified in those statements. The errors were primarily related to the incorrect allocation of the effect of exchange rates on cash and cash equivalents where amounts previously reported in the *Effect of exchange rates on cash and cash equivalents* are now reported in *Net cash provided by (used in) operating activities.* The corrections had no effect on our previously reported consolidated balance sheets, consolidated statements of operations, or consolidated statements of stockholders' deficit, and are not considered material to any previously reported consolidated financial statements.

(in millions)	As Previously Reported	Revision	As Revised
For the year ended October 31, 2007			
Net cash provided by operating activities	$ 177	$ 85	$ 262
Net cash provided by investing activities	134	23	157
Net cash used in financing activities	(779)	(27)	(806)
Effect of exchange rate changes on cash and cash equivalents	88	(81)	7
Decrease in cash and cash equivalents	(380)	—	(380)
Cash and cash equivalents at beginning of the year	1,157	—	1,157
Cash and cash equivalents at end of year	$ 777	$—	$ 777
For the year ended October 31, 2006			
Net cash used in operating activities	$ (254)	$ (33)	$ (287)
Net cash used in investing activities	(497)	41	(456)
Net cash provided by financing activities	1,056	—	1,056
Effect of exchange rate changes on cash and cash equivalents	23	(8)	15
Increase in cash and cash equivalents	328	—	328
Cash and cash equivalents at beginning of the year	829	—	829
Cash and cash equivalents at end of year	$ 1,157	$—	$ 1,157

Use of Estimates

The preparation of financial statements in conformity with United States ("U.S.") generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Significant estimates and assumptions are used for, but are not limited to, pension and other postretirement benefits, allowance for doubtful accounts, sales of receivables, income tax contingency accruals and valuation allowances, product warranty and asbestos accruals, asset impairment, and litigation related accruals. Actual results could differ from our estimates.

Risks and Uncertainties

Our financial condition, results of operations, and cash flows are subject to various risks and uncertainties. Factors that could affect our future financial statements and cause actual results to vary materially from expectations include, but are not limited to, adverse changes in global market conditions, overcapacity and intense competition in the truck industry, dependence on suppliers for parts with primarily single source suppliers, fluctuations in currency exchange rates, diesel fuel cost, interest rates, commodity prices for commodities used in our operations, government regulations affecting our industry, resolution of known and unknown litigation and legal exposures, pension plan funding requirements, our ability to utilize our net operating loss ("NOL") carryforwards, and labor negotiations that impact a significant portion of our workforce. As of October 31, 2008, approximately 6,400, or 64%, of our hourly workers and approximately 700, or 9%, of our salaried workers are represented by labor unions and are covered by collective bargaining agreements. Our collective bargaining agreement with the National Automobile, Aerospace and Agricultural Implement Workers of Canada expires on June 30, 2009. As of October 31, 2008, approximately 900, or 9%, of our hourly workers and approximately 100, or 1%, of our salaried workers are covered by this collective agreement. Additionally, our future operations may be affected by changes in governmental procurement policies, budget considerations, changing national defense requirements, and global, political, and economic developments in the U.S. and certain foreign countries (primarily Canada, Mexico, Brazil, and Argentina). See Note 17, *Segment reporting*, for discussion of customer concentration.

Revenue Recognition

Our manufacturing operations recognize revenue when we meet four basic criteria: (i) persuasive evidence that a customer arrangement exists, (ii) the price is fixed or determinable, (iii) collectibility is reasonably assured, and (iv) delivery of product has occurred or services have been rendered. Sales are generally recognized when risk of ownership passes.

Sales to fleet customers and governmental entities are recognized in accordance with the terms of each contract. Revenue on certain customer requested bill and hold arrangements is not recognized until after the customer is notified that the product (i) has been completed according to customer specifications, (ii) has passed our quality control inspections, and (iii) is ready for delivery based upon the established delivery terms.

An allowance for sales returns is recorded as a reduction to revenue based upon estimates using historical information about returns. For the sale of service parts that include a core component, we record revenue on a gross basis including the fair market value of the core. A core component is the basic forging or casting, such as an engine block, that can be remanufactured by a certified remanufacturing supplier. When a dealer returns a core within the specified eligibility period, we provide a core return credit, which is applied to the customer's account balance. At times, we may mark up the core charge beyond the amount we are charged by the supplier. This mark up is recorded as a liability, as it represents the amount that will be paid to the dealer upon return of the core component and is in excess of the fair value to be received from the supplier.

Truck sales to the U.S. government, of non-commercial products manufactured to the government's specifications, are recognized using the units-of-delivery measure under the percentage-of-completion accounting method as units are delivered and accepted by the government.

Modifications to U.S. government contracts, referred to as "change orders," may be unpriced; that is, the work to be performed is defined, but the resulting contract price adjustment is to be negotiated at a later date. Revenue related to unpriced change orders is recognized when the price has been agreed with the government. Costs related to unpriced change orders are deferred when it is probable that the costs will be recovered through a contract price adjustment.

Concurrent with our recognition of revenue, we recognize price allowances and the cost of incentive programs in the normal course of business based on programs offered to dealers. Estimates are made for sales incentives on certain vehicles in dealer stock inventory when special programs that provide specific incentives to dealers are offered in order to facilitate sales to end customers.

Shipping and handling amounts billed to our customers are included in *Sales of manufactured products, net* and the related shipping and handling costs incurred are included in *Costs of products sold.*

Financial services operations recognize revenue from retail notes, finance leases, wholesale notes, retail accounts, and wholesale accounts as *Finance revenues* over the term of the receivables utilizing the effective interest method. Certain direct origination costs and fees are deferred and recognized as adjustments to yield and are reported as part of interest income over the life of the receivable. Loans are considered to be impaired when we conclude there is a high likelihood the customer will not be able to make full payment after reviewing the customer's financial performance, payment ability, capital-raising potential, management style, economic situation, etc. The accrual of interest on such loans is discontinued when the collection of the account becomes doubtful ("non-accrual status loans"). When the accrual of interest is discontinued, all unpaid accrued interest is charged against *Finance revenues. Finance revenues* on these loans are recognized only to the extent cash payments are received. We resume accruing interest on these accounts when payments are current according to the terms of the loans and future payments are reasonably assured.

Operating lease revenues are recognized on a straight-line basis over the life of the lease. Recognition of revenue is suspended when management determines the collection of future revenue is not probable. Recognition of revenue is resumed if collection again becomes probable.

Selected receivables are securitized and sold to public and private investors with limited recourse. Our financial services operations continue to service the sold receivables and receive fees for such services. Gains or losses on sales of receivables that qualify for sales accounting treatment are credited or charged to *Finance revenues* in the period in which the sale occurs. Discount accretion is recognized on an effective yield basis and is included in *Finance Revenues.*

Cash and Cash Equivalents

All highly liquid financial instruments with maturities of 90 days or less from date of purchase, consisting primarily of bankers' acceptances, commercial paper, and U.S. government floating rate notes, are classified as cash equivalents.

Restricted cash and cash equivalents are related to our securitized facilities, senior and subordinated floating rate asset-backed notes, wholesale trust agreements, indentured trust agreements, letters of credit, Environmental Protection Agency requirements, and workers compensation requirements. The restricted cash and cash equivalents for our securitized facilities is restricted to pay interest expense, principal, or other amounts associated with our securitization agreements.

Derivative Instruments

We utilize derivative instruments to manage certain exposure to changes in foreign currency exchange rates, interest rates, and commodity prices. The fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these derivative instruments are recognized in our operating results or included in *Accumulated other comprehensive loss ("AOCL")*, depending on whether the derivative instrument is a fair value or cash flow hedge and whether it qualifies for hedge accounting treatment.

For derivative instruments qualifying as fair value hedges, changes in the fair value of the instruments are included in *Costs of products sold, Interest expense*, or *Other (income) expenses, net* depending on the underlying exposure. For derivative instruments qualifying as cash flow hedges, gains and losses are included in *AOCL*, net of taxes, to the extent the hedges are effective. When the hedged items affect earnings, the effective portions of the cash flow hedges are recognized as *Costs of products sold, Interest expense,* or *Other (income) expenses, net,* depending on the underlying exposure. For derivative instruments used as hedges of our net investment in foreign operations, gains and losses are included in *AOCL,* net of taxes, as part of the cumulative translation adjustment to the extent the hedges are effective. The exchange of cash associated with hedging derivative transactions is classified in the consolidated statements of cash flows in the same category as the cash flows from the items being hedged. The ineffective portions of cash flow hedges and hedges of net investments in foreign operations, if any, are recognized in *Costs of products sold, Interest expense,* and *Other (income) expenses, net.* If the derivative instrument is terminated, we continue to defer the related gain or loss and include it as a component of the cost of the underlying hedged item. Upon determination that the underlying hedged item will not be part of an actual transaction, we recognize the related gain or loss in our operating results.

Gains and losses on derivative instruments not qualifying for hedge accounting are recognized in *Costs of products sold, Interest expense,* or *Other (income) expenses, net* depending on the underlying exposure. The exchange of cash associated with these non-hedging derivative transactions is classified in the consolidated statements of cash flows in the same category as the cash flows from the items subject to the economic hedging relationships.

Trade and Finance Receivables

Trade Receivables

Trade accounts receivable and trade notes receivable primarily arise from sales of goods to independently owned and operated dealers, original equipment manufacturers ("OEMs"), and retail customers in the normal course of business.

Finance Receivables

Finance receivables consist of the following:

Retail notes—Retail notes primarily consist of fixed rate loans to commercial customers to facilitate their purchase of new and used trucks, trailers, and related equipment.

Finance leases—Finance leases consist of direct financing leases to commercial customers for acquisition of new and used trucks, trailers, and related equipment.

Wholesale notes—Wholesale notes primarily consist of variable rate loans to our dealers for the purchase of new and used trucks, trailers, and related equipment.

Retail accounts—Retail accounts consist of short-term accounts receivable that finance the sale of products to retail customers.

Wholesale accounts—Wholesale accounts consist of short-term accounts receivable primarily related to the sales of items other than trucks, trailers, and related equipment (e.g. service parts) to dealers.

Wholesale notes and amounts due from sale of receivables are classified as held-for-sale and valued at the lower of cost or fair value on an aggregate basis, with unrealized gains or losses recorded in our operating results. All other finance receivables are classified as held-to-maturity and are recorded at gross value less unearned income and are reported net of allowances for doubtful accounts. Unearned revenue is amortized to revenue over the life of the receivable using the effective interest method. Our financial services operations purchase the majority of the wholesale notes receivable and some retail notes and accounts receivable arising from our manufacturing operations. The financial services operations retain as collateral a security interest in the equipment associated with retail notes, wholesale notes, and finance leases.

Sales of Finance Receivables

We sell finance receivables using a process commonly known as securitization, whereby asset-backed securities are sold via public offering or private placement. In accordance with Financial Accounting Standards Board ("FASB") Statement No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, these transactions are accounted for either as a sale with gain or loss recorded at the date of sale and a retained interest recorded, or as secured borrowings. Most of our retail note and finance lease securitization arrangements do not qualify for sales accounting treatment. As a result, the transferred receivables and the associated secured borrowings are included in our consolidated balance sheets and no gain or loss is recorded for these transactions. For those transfers that do qualify for sales accounting treatment, gains or losses are included in *Finance revenues.*

Our wholesale note securitization arrangements qualify for sale treatment. Therefore, the notes receivable are removed from our consolidated balance sheets. Gains or losses from these sales are recognized in the period of sale based upon the relative fair value of the portion sold and the portion allocated to the retained interests, and are included in *Finance revenues.*

We may retain interests in the receivables sold (transferred). The retained interests may include senior and subordinated securities, undivided interests in receivables used as over-collateralization ("excess sellers' interests"), restricted cash held for the benefit of the trust, and interest-only strips. Our subordinated retained interests, including subordinated securities, the right to receive excess spread (interest-only strip), and any residual interest in the trust, are the first to absorb any credit losses on the transferred receivables. Our exposure to credit losses on the transferred receivables is limited to our retained interests. Other than being required to repurchase receivables that fail to satisfy certain representations and warranties provided at the time of the securitization, we are under no obligation to repurchase any transferred receivable that becomes delinquent in payment or otherwise is in default. The holders of the asset-backed securities have no recourse to us or our other assets for credit losses on transferred receivables, and have no ability to require us to repurchase their securities. We do not guarantee any securities issued by trusts.

We also act as servicer of transferred receivables in exchange for a fee. The servicing duties include collecting payments on receivables and preparing monthly investor reports on the performance of the receivables that are used by the trustee to distribute monthly interest and principal payments to investors. While servicing the receivables, we apply the same servicing policies and procedures that are applied to our owned receivables. The servicing income received by us is adequate to compensate us for our servicing responsibilities. Therefore, no servicing asset or liability is recorded.

We determine the fair value of our retained interests by discounting the future expected cash flows. The future expected cash flows are primarily affected by expected payment speeds and default rates. We estimate the payment speeds for the receivables sold, the discount rate used to determine the present value of the interest-only receivables, and the anticipated net losses on the receivables in order to calculate the gain or loss on arrangements that qualify for sales treatment. Estimates are based on historical experience, anticipated future portfolio performance, market-based discount rates, and other factors and are calculated separately for each securitized transaction. In addition, we remeasure the fair values of the retained interests on a quarterly basis and recognize changes in *Finance revenues* as required. The retained interests are classified as trading.

Allowance for Doubtful Accounts

An allowance for doubtful accounts is established through a charge to *Selling, general and administrative expenses*. The allowance is an estimate of the amount required to absorb probable losses on trade and finance receivables that may become uncollectible. The receivables are charged off when amounts due are determined to be uncollectible.

Troubled loan accounts are specifically identified and segregated from the remaining owned loan portfolio. The expected loss on troubled accounts is fully reserved in a separate calculation as a specific reserve. A specific reserve is recorded if it is believed that there is a greater than 50% likelihood that the account could be impaired, and if the value of the underlying collateral is less than the principal balance of the loan. We calculate a general reserve on the remaining loan portfolio using loss ratios based on a pool method by asset type: retail notes and finance leases, retail accounts, and wholesale accounts. Loss ratios are determined using historical loss experience in conjunction with current portfolio trends in delinquencies and repossession frequency for each receivable or asset type.

When we evaluate the adequacy of the loss allowance for finance receivables, several risk factors are considered for each type of receivable. For retail notes, finance leases, and retail accounts, the primary risk factors are the general economy, fuel prices, type of freight being hauled, length of freight movements, number of competitors our customers have in their service territory, how extensively our customers use independent operators, profitability of owner operators, and expected value of the underlying collateral.

To establish a specific reserve in the loss allowance for receivables, we look at many of the same factors listed above but also consider the financial strength of the customer or dealer and key management, the timeliness of payments, the number and location of satellite locations (especially for the dealer), the number of dealers of competitor manufacturers in the market area, type of equipment normally financed, and the seasonality of the business.

Repossessions

Gains or losses arising from the sale of repossessed collateral supporting finance receivables and operating leases are recognized in *Selling, general and administrative expenses*. Repossessed assets are recorded within *Inventories* at the lower of historical cost or fair value, less estimated costs to sell.

Inventories

Inventories are valued at the lower of cost or market. Cost is principally determined using the first-in, first-out ("FIFO") and average cost methods.

Property and Equipment

We report land, buildings, leasehold improvements, machinery and equipment, including tooling and pattern equipment, and furniture, fixtures, and equipment at cost, net of depreciation. We report assets under capital lease obligations at the lower of their fair value or the present value of the aggregate future minimum lease payments as of the beginning of the lease term. We depreciate our assets using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. The ranges of estimated useful lives are as follows:

	Years
Buildings	20 – 50
Leasehold improvements	3 – 20
Machinery and equipment	3 – 12
Furniture, fixtures, and equipment	3 – 15
Equipment leased to others	3 – 12

The carrying amounts of all long-lived assets are evaluated periodically to determine if adjustment to the depreciation and amortization period or to the unamortized balance is warranted. Such evaluation is based principally on the expected utilization of the long-lived assets.

We depreciate trucks, tractors, and trailers leased to customers under operating lease agreements on a straight-line basis over the lease term, from one to eight years, to the equipment's estimated residual value. The residual values of the equipment represent estimates of the value of the assets at the end of the lease contracts and are initially recorded based on estimates of future market values. Realization of the residual values is dependent on our future ability to market the equipment. We review residual values periodically to determine that recorded amounts are appropriate and the equipment has not been impaired.

Maintenance and repairs of property and equipment are expensed as incurred. We capitalize replacements and improvements that increase the estimated useful life or productive capacity of an asset and we capitalize interest on major construction and development projects while in progress.

Gains or losses on disposition of property and equipment are recognized in *Other (income) expenses,* net.

We test for impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset or asset group (hereinafter referred to as "asset group") may not be recoverable by comparing the sum of the estimated undiscounted future cash flows expected to result from the operation of the asset group and its eventual disposition to the carrying value. If the sum of the undiscounted future cash flows is less than the carrying value, the fair value of the asset group is determined. The amount of impairment is calculated by subtracting the fair value of the asset group from the carrying value of the asset group.

Goodwill and Other Intangible Assets

We evaluate goodwill and other intangible assets not subject to amortization for impairment annually at October 31 or more frequently whenever indicators of potential impairment exist. Goodwill is considered impaired when the fair value of a reporting unit is determined to be less than the carrying value including goodwill. The amount of impairment loss is determined based on a comparison of the implied fair value of the reporting unit's goodwill to the actual carrying value. Intangible assets not subject to amortization are considered impaired when the intangible asset's fair value is determined to be less than the carrying value.

We use the present value of estimated future cash flows to establish the estimated fair value of our reporting units as of the testing date. This approach includes many assumptions related to future growth rates, discount factors, and tax rates, among other considerations. Changes in economic and operating conditions impacting these assumptions could result in an impairment of goodwill in future periods. When available and as appropriate, we use comparative market multiples to corroborate the estimated fair value.

Intangible assets subject to amortization are also evaluated for impairment periodically or when indicators of impairment are determined to exist. We test for impairment of intangible assets subject to amortization by comparing the sum of the estimated undiscounted future cash flows expected to result from the use of the asset to the carrying value. If the sum of the estimated undiscounted future cash flows is less than the carrying value, the fair value of the asset group is determined. The amount of impairment is calculated by subtracting the fair value of the asset from the carrying value of the asset and is included in *Other (income) expenses, net.* We amortize the cost of intangible assets over their respective estimated useful lives on a straight-line basis. The ranges for the amortization periods are as follows:

	Years
Customer base	3 – 15
Trademarks	20
Supply agreements	3
Other	3 – 17

Investments in and Advances to Non-consolidated Affiliates

Equity method investments are recorded at original cost and adjusted periodically to recognize (i) our proportionate share of the investees' net income or losses after the date of investment, (ii) additional contributions made and dividends or distributions received, and (iii) impairment losses resulting from adjustments to net realizable value.

We assess the potential impairment of our equity method investments and determine fair value based on valuation methodologies, as appropriate, including the present value of estimated future cash flows, estimates of sales proceeds, and external appraisals. If an investment is determined to be impaired and the decline in value is other than temporary, we record an appropriate write-down.

Debt Issuance Costs

We amortize debt issuance costs and premiums over the remaining life of the related debt using the effective interest method. The related income or expense is included in *Interest expense*. We record discounts or premiums as a direct deduction from, or addition to, the face amount of the debt.

Pensions and Postretirement Benefits

We use actuarial methods and assumptions to account for our defined benefit pension plans and our postretirement benefit plans. Pension and postretirement benefits expense includes the actuarially computed cost of benefits earned during the current service period, the interest cost on accrued obligations, the expected return on plan assets based on fair market values, the straight-line amortization of net actuarial gains and losses, and adjustments due to plan amendments, settlements, and curtailments.

Engineering and Product Development Costs

Engineering and product development costs arise from ongoing costs associated with improving existing products and manufacturing processes and for the introduction of new truck and engine components and products, and are expensed as incurred.

Advertising Costs

Advertising costs are expensed as incurred and are included in *Selling, general and administrative expenses*. These costs totaled $24 million, $21 million, and $26 million for the years ended October 31, 2008, 2007, and 2006, respectively.

Litigation Accruals

We accrue for loss contingencies associated with outstanding litigation for which we have determined it is probable that a loss has occurred and the amount of loss can be reasonably estimated. Our asbestos, product liability, environmental, and workers compensation accruals also include estimated future legal fees associated with the loss contingency, as we believe we can reasonably estimate those costs. In all other instances, legal fees are expensed as incurred. These expenses may be recorded in *Costs of products sold, Selling, general and administrative expenses,* or *Other (income) expenses, net.* These estimates are based heavily on our expectations of the scope, length to complete, and complexity of the claims. In the future, additional adjustments may be recorded as the scope, length, or complexity of outstanding litigation changes.

Warranty

We generally offer one to five-year warranty coverage for our truck and engine products and our service parts. Terms and conditions vary by product, customer, and country. Optional extended warranty contracts can be purchased for periods ranging from one to ten years. We accrue warranty related costs under standard warranty terms and for claims that we choose to pay as an accommodation to our customers even though we are not contractually obligated to do so. Warranty revenues related to extended warranty contracts are amortized to income, over the life of the contract, using the straight-line method. Costs under extended warranty contracts are expensed as incurred. We base our warranty accruals on estimates of the expected warranty costs that incorporate historical information and forward assumptions about the nature, frequency, and average cost of warranty claims. When collection is reasonably assured, we also estimate the amount of warranty claim recoveries to be received from our suppliers and record them in *Other current assets* and *Other noncurrent assets*. Recoveries related to specific product recalls, in which a supplier confirms its liability under the recall, are recorded in *Finance and other receivables, net*. Warranty costs are included in *Costs of products sold*.

We have arrangements with Ford Motor Company ("Ford") that provide for sharing warranty costs, if certain conditions are met, for engines that we produce and sell to Ford. Our obligations under these arrangements have become the subject of a disagreement with Ford, which is described more fully in Note 16, *Commitments and contingencies*. For the periods up to and including July 31, 2005, we recorded amounts in our warranty accrual for future payments to Ford that we believed were probable and estimable. As a result of the disagreement, we have not recorded any additional amounts in our warranty accrual for engine sales to Ford since July 31, 2005. Further, the previously-recorded amount has not been reversed, even though we may not be legally required to make any payments under such provisions.

Accrued product warranty and deferred warranty revenue activity is as follows:

(in millions)	2008	2007	2006
Balance, at beginning of year	**$ 677**	$ 777	$ 730
Costs accrued and revenues deferred	**206**	244	377
Adjustments to pre-existing warranties(A)	**76**	22	9
Payments and revenues recognized	**(357)**	(366)	(339)
Balance, at end of year	**$ 602**	$ 677	$ 777

(A) Adjustments to pre-existing warranties reflect changes in our estimate of warranty costs for products sold in prior years.

The amount of deferred revenue related to extended warranty programs at October 31, 2008, 2007, and 2006 was $129 million, $127 million, and $118 million, respectively. Revenue recognized under our extended warranty programs in 2008, 2007, and 2006 was $47 million, $32 million, and $27 million, respectively.

Stock-based Compensation

We have various plans that provide for the granting of stock-based compensation to certain employees, directors, and consultants, which are described more fully in Note 20, *Stock-based compensation plans*. Shares are issued upon option exercise from *Common stock held in treasury*.

We account for those plans under the provisions of FASB Statement No. 123 (Revised 2004), *Share-Based Payment*. For transactions in which we obtain employee services in exchange for an award of equity instruments, we measure the cost of the services based on the grant date fair value of the award. We recognize the cost over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period). Costs related to plans with graded vesting are generally recognized using a straight-line method. Cash flows resulting from tax benefits for deductions in excess of compensation cost recognized are included in financing cash flows.

Foreign Currency Translation

We translate the financial statements of foreign subsidiaries, whose local currency is their functional currency, to U.S. dollars using period-end exchange rates for assets and liabilities and weighted-average exchange rates for each period for revenues and expenses. Differences arising from exchange rate changes are included in the *Foreign currency translation adjustments* component of *AOCL*. For those foreign subsidiaries whose functional currency is the U.S. dollar, no translation adjustments are required. Gains and losses arising from fluctuations in currency exchange rates on transactions denominated in currencies other than the functional currency are recognized in earnings as incurred. We recognized foreign currency transaction losses of $19 million in 2008 and foreign currency transaction gains of $12 million and $16 million in 2007 and 2006, respectively, which were recorded in *Other (income) expenses, net.*

Income Taxes

We file a consolidated U.S. federal income tax return for NIC and its eligible domestic subsidiaries. Our non-U.S. subsidiaries file income tax returns in their respective local jurisdictions. We account for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and tax benefit carryforwards. Deferred tax assets and liabilities at the end of each period are determined using enacted tax rates. A valuation allowance is established or maintained when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized.

On November 1, 2007 we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109*, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FASB Interpretation No. 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FASB Interpretation No. 48 also provides guidance on de-recognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Earnings (Loss) Per Share

The calculation of basic earnings (loss) per share is based on the weighted-average number of our common shares outstanding during the applicable period. The calculation for diluted earnings (loss) per share recognizes the effect of all potential dilutive common shares that were outstanding during the respective periods, unless their impact would be anti-dilutive.

Diluted earnings per share recognizes the dilution that would occur if securities or other contracts to issue common stock were exercised or converted into shares. For us, these potential shares arise from common stock options and convertible debt.

We use the treasury stock method to calculate the dilutive effect of our stock options (using the average market price) and the if-converted method to calculate the dilutive effect of our convertible debt. Shares potentially issuable for certain stock options and convertible securities were not included in the computation of diluted earnings per share for the periods presented because inclusion would be anti-dilutive. In addition, for periods in which there was a net loss to common stockholders, no potentially dilutive securities are included in the calculation of diluted loss per share, as inclusion of these securities would have reduced the net loss per share.

New Accounting Pronouncements

Accounting pronouncements issued by various standard setting and governmental authorities that have not yet become effective with respect to our consolidated financial statements are described below, together with our assessment of the potential impact they may have on our consolidated financial statements:

In April 2008, the FASB issued Staff Position ("FSP") No. FAS 142-3, *Determination of the Useful Life of Intangible Assets*. FSP No. 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Assets*. It is effective for financial statements issued for fiscal years beginning after December 15, 2008 and interim periods within those fiscal years and should be applied prospectively to intangible assets acquired after the effective date. Early adoption is not permitted. The FSP also requires expanded disclosure related to the determination of intangible asset useful lives for intangible assets and should be applied to all intangible assets recognized as of, and subsequent to the effective date. Our effective date is November 1, 2009. The impact of FSP No. 142-3 will depend on the size and nature of acquisitions on or after November 1, 2009. When effective, we will comply with the disclosure provisions of this FSP.

In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. The statement amends and expands the disclosure requirements of FASB Statement No. 133, *Accounting for Derivative Instruments and Hedging Activities*. FASB Statement No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, or our quarter ended April 30, 2009. When effective, we will comply with the disclosure provisions of this statement.

In December 2007, the FASB issued FASB Statement No. 160, *Noncontrolling Interests in Consolidated Financial Statements—An Amendment of ARB No. 51*. The statement clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. It is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. Our effective date is November 1, 2009. Upon adoption, our minority interest will be reported as a separate component of stockholders' deficit.

In December 2007, the FASB issued FASB Statement No. 141(R), *Business Combinations*. The statement substantially changes the accounting for and reporting of business combinations including expanding the definition of a business and a business combination; requiring all assets and liabilities of the acquired business, including goodwill, contingent assets and liabilities, and contingent consideration to be recorded at fair value on the acquisition date; requiring acquisition-related transaction and restructuring costs to be expensed rather than accounted for as acquisition costs; and requiring reversals of valuation allowances related to acquired deferred tax assets and changes to acquired income tax uncertainties to be recognized in earnings. FASB Statement No. 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. An entity may not apply the statement before that date. Our effective date is November 1, 2009. We will adopt this statement on a prospective basis.

In June 2007, the FASB ratified the EITF consensus on EITF Issue No. 07-03, *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*. EITF Issue No. 07-3 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized until the goods are received or services performed. EITF Issue No. 07-3 is effective for financial statements issued for fiscal years beginning after December 15, 2007. Our effective date is November 1, 2008. This EITF will not have a material impact on our consolidated financial statements.

In February 2007, the FASB issued FASB Statement No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities*. The statement permits entities to choose to measure many financial instruments and certain other items at fair value. FASB Statement No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Early adoption was permitted under certain limited circumstances; we did not choose to early adopt. Our effective date is November 1, 2008. We have not elected to measure any of our financial assets or financial liabilities at fair value which were not previously required to be measured at fair value; therefore, the adoption of this statement will not impact our consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, *Fair Value Measurements*. The statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FASB Statement No. 157 clarifies the definition of exchange price as the price between market participants in an orderly transaction to sell an asset or transfer a liability in the market in which the reporting entity would transact for the asset or liability, that is, the principal or most advantageous market for the asset or liability. FASB Statement No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. Our effective date is November 1, 2008. We do not expect the adoption of this statement will have a material impact on our consolidated financial statements.

2. Acquisition and disposal of businesses

Dealer operations

We acquire and dispose of dealerships from time to time to facilitate the transition of dealerships from one independent owner to another. In 2007 and 2006, we obtained 100% voting equity interest in two and nine dealer operations ("Dealcor"), respectively, whose principal business is operating a dealership, for aggregate purchase prices of $9 and $62 million, respectively, which were paid primarily in cash. In 2008, we did not acquire any dealerships. In 2007, all of the acquired entities were based in the U.S, while in 2006, six of the entities were based in the U.S. and three were based in Canada. These dealerships are included in our consolidated financial statements from their respective dates of acquisition in our Truck segment. Goodwill, franchise rights, and customer base recognized in those transactions amounted to $2 million, $2 million, and $1 million in 2007, respectively. The 2007 goodwill is not expected to be deductible for tax purposes. We have not presented pro forma financial information regarding the combined results of operations of the Company and the acquired businesses for periods preceding the acquisitions because the impacts of the acquisitions were not material.

We sold two of our Dealcors during each of the years ended October 31, 2008, 2007, and 2006. The losses associated with the sale of these Dealcors were insignificant.

Other

During 2008, we sold all of our interests in a heavy-duty truck parts remanufacturing business. In connection with the sale, we received gross proceeds of $22 million, including liabilities assumed, resulting in a gain of $4 million.

As part of our 2005 acquisition of Workhorse Custom Chassis, LLC ("WCC"), $25 million of the purchase price was set aside in an escrow account to be used to indemnify us for certain contingencies assumed upon acquisition. As of October 31, 2008, $16 million remained in escrow and we have asserted claims in excess of that amount for reimbursement from the seller. No significant amounts have yet been recorded as recoverable by us from the undistributed portion of the escrow.

3. Finance and other receivables, net

As of October 31, our finance and other receivables by major classification are as follows:

(in millions)	2008	2007
Accounts receivable	**$ 1,335**	$ 1,189
Retail notes	**2,670**	3,238
Finance leases	**404**	434
Wholesale notes	**267**	340
Amounts due from sales of receivables	**230**	319
Finance and other receivables	**4,906**	5,520
Less: Allowance for doubtful accounts	**(113)**	(101)
Finance and other receivables, net	**4,793**	5,419
Less: Current portion, net	**(2,814)**	(2,941)
Noncurrent portion, net	**$ 1,979**	$ 2,478

The current portion of finance receivables is computed based on contractual maturities. Actual cash collections typically vary from the contractual cash flows because of prepayments, extensions, delinquencies, credit losses, and renewals.

Contractual maturities as of October 31, 2008 are as follows:

(in millions)	Accounts Receivable	Retail Notes	Finance Leases	Whole-Sale Notes	Due from Sale of Receivables	Total
Due in:						
2009	$ 1,313	$ 983	$ 231	$ 267	$ 230	$ 3,024
2010	19	780	111	—	—	910
2011	2	551	71	—	—	624
2012	1	351	39	—	—	391
2013	1	163	16	—	—	180
Thereafter	—	75	20	—	—	95
Gross receivables	1,336	2,903	488	267	230	5,224
Unearned finance income	(1)	(233)	(84)	—	—	(318)
Finance and other receivables	$ 1,335	$ 2,670	$ 404	$ 267	$ 230	$ 4,906

As of October 31, information regarding impaired finance and other receivables is as follows:

(in millions)	2008	2007
Outstanding balances with specific loss reserves	**$ 81**	$ 52
Specific loss reserves	**29**	11
Outstanding balances on non-accrual status loans	**61**	39
Average balance of impaired finance receivables	**76**	42
Balances with payments over 90 days past due	**27**	120

Impaired receivables include accounts with specific loss reserves and accounts that are on a non-accrual status. Most balances with specific loss reserves are also on a non-accrual status. In certain cases, we continue to collect payments on our impaired receivables.

The activity related to our allowance for doubtful accounts for finance and other receivables for the years ended October 31 is summarized as follows:

(in millions)	2008	2007	2006
Balance, at beginning of year	**$ 101**	$ 75	$ 71
Provision for doubtful accounts	**65**	52	28
Charge-off of accounts, net of recoveries	**(53)**	(26)	(24)
Balance, at end of year	**$ 113**	$ 101	$ 75

The components of the allowance for doubtful accounts by receivable type are as follows as of October 31:

(in millions)	2008	2007
Accounts receivable	**$ 41**	$ 43
Retail notes	**61**	40
Finance leases	**10**	14
Wholesale notes	**1**	4
Total	**$ 113**	$ 101

Repossessions

We repossess leased and sold vehicles on defaulted finance receivables and leases, and place them back into *Inventories*. We liquidate these repossessions to partially recover the credit losses in our portfolio. Losses recognized at the time of repossession and charged against the allowance for doubtful accounts were $37 million, $18 million, and $10 million in 2008, 2007, and 2006, respectfully. Losses recognized upon the sale of repossessed vehicles were $15 million, $3 million, and $2 million in 2008, 2007, and 2006, respectively.

A summary of the activity related to repossessed vehicles for the years ended October 31 is as follows:

(in millions)	2008	2007
Balance, at beginning of year	**$ 25**	$ 6
Repossessions	**124**	54
Liquidations	**(91)**	(35)
Impairments	**(13)**	—
Balance, at end of year	**$ 45**	$ 25

4. Sales of receivables

The primary business of our financial services operations is to provide wholesale, retail, and lease financing for new and used trucks sold by us and our dealers and, as a result, our finance receivables and leases have a significant concentration in the trucking industry. On a geographic basis, there is not a disproportionate concentration of credit risk in any area of the U.S or other countries where we have financial services operations. We retain as collateral an ownership interest in the equipment associated with leases and, on behalf of the various trusts we maintain, a security interest in equipment associated with wholesale notes and retail notes.

NFC finances receivables through Navistar Financial Retail Receivable Corporation ("NFRRC"), Navistar Financial Securities Corporation ("NFSC"), Truck Retail Accounts Corporation ("TRAC"), Truck Retail Instalment Paper Corporation ("TRIP"), and International Truck Leasing Corporation ("ITLC"), which are all special purpose, wholly-owned subsidiaries ("SPEs") of NFC. We provide limited recourse for all subordinated receivables. The recourse is limited to our subordinated interest and relates to credit risk only.

Off Balance Sheet Securitizations

NFC sells wholesale notes through NFSC, which has in place a revolving wholesale note trust that provides for the funding of eligible wholesale notes. The trust owned $819 million of wholesale notes, which includes $97 million of receivables with Dealcors and $95 million of marketable securities as of October 31, 2008 and $1.1 billion of wholesale notes, which includes $171 million of receivables with Dealcors and $85 million of marketable securities as of October 31, 2007. In 2008, the NFSC trust repaid $200 million of an investor certificate that expired in July 2008.

Components of the wholesale note trust funding certificates as of October 31 were as follows:

(in millions)	Maturity	2008	2007
Investor certificate	July 2008	**$ —**	$ 200
Investor certificate	February 2010	**212**	212
Variable funding certificate	October 2009	**800**	800
Total funding available		**1,012**	1,212
Funding utilized		**(762)**	(982)
Unutilized funding		**$ 250**	$ 230

All of the unutilized funding is related to the variable funding certificate ("VFC"). The NFSC seller's subordinated interest was $140 million and $200 million as of October 31, 2008 and 2007, respectively. In October 2008, the VFC expiration date was extended from November 2008 to October 2009.

The TRAC trust owned $123 million of retail accounts and $23 million of marketable securities as of October 31, 2008, and $155 million of retail accounts and $26 million of marketable securities as of October 31, 2007.

The amount of available retail accounts funding related to TRAC as of October 31 was as follows:

(in millions)	Maturity	2008	2007
Funding conduit	August 2009	**$ 100**	$ 100
Funding utilized		**(48)**	(60)
Unutilized funding		**$ 52**	$ 40

In August 2008, the TRAC funding conduit, which was due to expire in August 2008, was extended to October 2008. In October 2008, the conduit funding facility's expiration date was extended from October 2008 to August 2009.

Our retained interest was $90 million and $119 million as of October 31, 2008 and October 31, 2007, respectively.

Retained Interests

The SPEs' assets are available to satisfy their creditors' claims prior to such assets becoming available for the SPEs' own uses or to NFC or affiliated companies. NFC is under no obligation to repurchase any sold receivable that becomes delinquent in payment or otherwise is in default. The terms of receivable sales generally require NFC to provide credit enhancements in the form of excess sellers' interests and/or cash reserves with the trusts and conduits. The use of such cash reserves by NFC is restricted under the terms of the securitized sales agreements. The maximum exposure under all receivable sale recourse provisions was $230 million and $319 million as of October 31, 2008 and 2007, respectively. Our retained interests in the related trusts or assets held by the trusts are recognized in *Finance and other receivables, net.*

The following is a summary of amounts due from sales of receivables (retained interests) as of October 31:

(in millions)	2008	2007
Excess seller's interests	$ 219	$ 296
Interest only strip	2	11
Restricted cash reserves	9	12
Total amounts due from sales of receivables	$ 230	$ 319

We estimate the payment speed for the receivables sold, expected net credit losses, and the discount rate used to determine the fair value of the retained interests. Estimates of payment speeds, expected credit losses, and discount rates are based on historical experience, anticipated future portfolio performance, and other factors and are made separately for each securitization transaction. In addition, we estimate the fair value of the retained interests on a quarterly basis utilizing updated estimates of these factors.

The key economic assumptions as of October 31, 2008 and 2007 and the sensitivity of the current fair values of residual cash flows to an immediate adverse change of 10 percent and 20 percent in that assumption are as follows:

			Fair Value Change at October 31, 2008	
(dollars in millions)	2008	2007	Adverse 10%	Adverse 20%
Discount rate (annual)	14.6 – 23.0%	10.3 – 18.8%	$ 2.4	$ 4.7
Estimated credit losses	0 – 0.24%	0 – 0.18%	0.1	0.1
Payment speed (percent of portfolio per month)	8.8 – 75.7%	9.9 – 69.2%	1.3	2.6

The lower end of the discount rate assumption range and the upper end of the payment speed assumption range were used to value the retained interests in the TRAC retail accounts securitization. No percentage for estimated credit losses was assumed for TRAC as no losses have been incurred to date. The upper end of the discount rate assumption range and the lower end of the payment speed assumption range were used to value the retained interests in the wholesale note securitization facility.

The effect of a variation of a particular assumption on the fair value of the retained interests is calculated based upon changing one assumption at a time. Oftentimes however, changes in one factor may result in changes in another, which in turn could magnify or counteract these reported sensitivities.

The following tables reconcile the total serviced portfolio to NFC's on balance sheet portfolio, net of unearned income, included in the consolidated balance sheet as of October 31:

As of October 31, 2008	Retail Notes	Finance Leases	Wholesale Notes	Accounts Receivable	Total
(in millions)					
Total portfolio	$ 2,468	$ 123	$ 839	$ 321	$ 3,751
Less: Sold receivables	—	—	(721)	(123)	(844)
Total on balance sheet	$ 2,468	$ 123	$ 118	$ 198	$ 2,907

As of October 31, 2007	Retail Notes	Finance Leases	Wholesale Notes	Accounts Receivable	Total
(in millions)					
Total portfolio	$ 3,012	$ 157	$ 1,025	$ 424	$ 4,618
Less: Sold receivables	—	—	(919)	(155)	(1,074)
Total on balance sheet	$ 3,012	$ 157	$ 106	$ 269	$ 3,544

For sold receivables, wholesale notes balances past due over 60 days were $3 million as of October 31, 2008 and 2007. There were no past due retail balances for TRAC at either date.

The following table sets forth the activity related to off balance sheet securitizations, as reported in *Finance revenues*, for the years ended October 31:

	2008	2007	2006
(in millions)			
Fair value adjustments	$ 1	$ 5	$ (7)
Excess spread income	20	53	64
Servicing fees revenue	10	15	17
Losses on sales of receivables	(24)	(9)	(7)
Investment revenue	5	9	6
Securitization income	$ 12	$ 73	$ 73

Excess spread income is the income generated by the receivables in off balance sheet securitization trusts, net of interest expense, credit losses, and administrative expenses.

Cash flows from off balance sheet securitization transactions, for the years ended October 31, are as follows:

	2008	2007	2006
(in millions)			
Proceeds from sales of finance receivables	$ 4,456	$ 5,056	$ 8,160
Servicing fees	9	16	16
Cash from net excess spread	17	50	61
Investment income	4	7	5
Net cash from securitization transactions	$ 4,486	$ 5,129	$ 8,242

Navistar International Corporation

Notes to Consolidated Financial Statements (Continued)

5. Inventories

As of October 31, the components of inventories are as follows:

(in millions)	2008	2007
Finished products	**$ 995**	$ 886
Work in process	**219**	175
Raw materials	**359**	293
Costs deferred related to unpriced change orders	**3**	—
Supplies	**52**	58
Total inventories	**$ 1,628**	$ 1,412

6. Property and equipment, net

As of October 31, property and equipment included the following:

(in millions)	2008	2007
Land	**$ 45**	$ 49
Buildings, machinery, and equipment:		
Plants	**2,282**	3,309
Distribution centers	**106**	111
Equipment leased to others	**424**	473
Office equipment, computers, and other	**205**	207
	3,062	4,149
Less: Accumulated depreciation and amortization	**(1,603)**	(2,199)
	1,459	1,950
Construction in progress	**42**	136
Property and equipment, net	**$ 1,501**	$ 2,086

Certain of our property and equipment serve as collateral for borrowings. See Note 10, *Debt*, for description of borrowings.

As of October 31, equipment leased to others and assets under financing arrangements and capital lease obligations are as follows:

(in millions)	2008	2007
Equipment leased to others	**$ 424**	$ 473
Less: Accumulated depreciation	**(155)**	(150)
Equipment leased to others, net	**$ 269**	$ 323
Assets under financing arrangements and capital lease obligations:		
Buildings, machinery, and equipment	**$ 115**	$ 699
Less: Accumulated depreciation and amortization	**(24)**	(384)
Assets under financing arrangements and capital lease obligations, net	**$ 91**	$ 315

For the years ended October 31, 2008, 2007, and 2006, depreciation expense, amortization expense related to assets under financing arrangements and capital lease obligations, and interest capitalized on construction projects are as follows:

(in millions)	2008	2007	2006
Depreciation expense	**$ 290**	$ 269	$ 269
Depreciation of equipment leased to others	**64**	63	56
Amortization expense	**14**	15	20
Interest capitalized	**5**	7	8

Certain depreciation expense on buildings used for administrative purposes is recorded in *Selling, general and administrative expenses.*

Capital Expenditures

At October 31, 2008, commitments for capital expenditures in progress were $46 million and contingent liabilities related to these commitments were less than $1 million. At October 31, 2008, 2007, and 2006, liabilities related to capital expenditures that are included in accounts payable were $18 million, $22 million, and $76 million, respectively.

Leases

We lease certain land, buildings, and equipment under non-cancelable operating leases and capital leases expiring at various dates through 2021. Operating leases generally have 5 to 25 year terms, with one or more renewal options, with terms to be negotiated at the time of renewal. Various leases include provisions for rent escalation to recognize increased operating costs or require us to pay certain maintenance and utility costs. Our rent expense for the years ended October 31, 2008, 2007, and 2006 was $51 million, $50 million, and $46 million, respectively. Rental income from subleases was $2 million for each of the years ended October 31, 2008, 2007, and 2006.

Future minimum lease payments at October 31, 2008, for those leases having an initial or remaining non-cancelable lease term in excess of one year and certain leases that are treated as finance lease obligations, are as follows:

(in millions)	Financing Arrangements and Capital Lease Obligations	Operating Leases	Total
2009	$ 55	$ 49	$ 104
2010	70	41	111
2011	100	37	137
2012	35	32	67
2013	74	27	101
Thereafter	24	83	107
	358	$ 269	$ 627
Less: Interest portion	(52)		
Total	$ 306		

Asset Retirement Obligations

We have a number of asset retirement obligations in connection with certain owned and leased locations, leasehold improvements, and sale and leaseback arrangements. Certain of our production facilities contain asbestos that would have to be removed if such facilities were to be demolished or undergo a major renovation. The fair value of the conditional asset retirement obligations as of the balance sheet date has been determined to be immaterial. Asset retirement obligations relating to the cost of removing improvements to leased facilities or returning leased equipment at the end of the associated agreements are not material.

7. Impairment of property and equipment and related charges

In 2008, the Engine segment recognized $395 million of charges for impairments of property and equipment and related charges associated with asset groups in the VEE Business Unit. The VEE Business Unit is comprised of the following asset groups: the Huntsville Engine Plant ("HEP"), the Indianapolis Engine Plant ("IEP"), and the VEE asset group which includes HEP, IEP, and the Indianapolis Casting Corporation foundry ("ICC").

In the fourth quarter of 2008, the Engine segment recognized $358 million of charges for impairments of property and equipment related to asset groups in the VEE Business Unit. The asset groups were reviewed for recoverability by comparing the carrying values to estimated future cash flows and those carrying values were determined to not be fully recoverable. We engaged a third-party valuation firm to assist in determining the fair value of the asset groups. The third-party valuation firm utilized the cost approach and market approach to determine the fair value of certain assets within the asset groups. The other portions of the asset groups' fair values were based on estimates of future cash flows developed by management. Fair values for the asset groups reflect significant reduction in demand from Ford for diesel engines produced at the VEE Business Unit and the expectation that Ford's demand for diesel engines will continue to be below previously anticipated levels.

Also in the fourth quarter of 2008, the VEE Business Unit recorded $27 million of other charges related to the significant reduction in demand from Ford. These charges included $5 million in personnel costs relating to employee layoffs at IEP which were recorded in *Costs of products sold* and $5 million of net charges reflecting pension and other postretirement benefit curtailments and contractual termination benefits, which were recorded in *Selling, general and administrative expenses*. At IEP and ICC, $7 million of inventory was written down to market value as a charge to *Costs of products sold*. Finally, other charges of $10 million were recorded.

In the third quarter of 2008, the VEE Business Unit recorded $10 million of charges for personnel costs relating to employee layoffs at IEP, which were recorded in *Costs of products sold*.

8. Goodwill and other intangible assets, net

Goodwill represents the unallocated excess of purchase price over the fair value of identifiable assets and liabilities acquired in business acquisitions.

In the fourth quarter of 2008, our Truck segment recorded a non-cash charge of $4 million to reflect impairment of goodwill in certain Dealcor reporting units. As part of our impairment analysis for these reporting units, management determined the fair value of each of the reporting units based on estimates of their respective future cash flows. The fair value of certain reporting units reflected reductions in the estimated future cash flows of the Dealcors based on lower expectations for growth and profitability resulting primarily from the downturn in the economy. For the Dealcors where the fair value of the reporting units were below their respective carrying amounts including goodwill, the implied fair value of the reporting units' goodwill was compared to the actual carrying amounts to determine the amount of the goodwill impairments. The impairment charges were included in *Other (income) expenses, net*.

Also in the fourth quarter of 2008, our Truck segment recorded a non-cash charge of $10 million for impairment of Dealer franchise rights in certain Dealcor reporting units. The franchise right carrying value was compared to the fair value to determine the amount of impairment. The fair values of the respective intangible assets were determined based on estimates of future cash flows. Estimated fair values for the intangible assets reflect a reduction in the future cash flows based on lower expectations for growth and profitability resulting from the current downturn in the economy. The impairment charges were included in *Other (income) expenses, net.*

Changes in the carrying amount of goodwill for each operating segment are as follows:

(in millions)	Truck	Engine	Parts	Total
As of October 31, 2005	$ 86	$ 190	$ 38	$ 314
Acquisitions	2	—	—	2
Currency translation	—	3	—	3
Adjustments	—	(5)	—	(5)
Dispositions	(1)	—	—	(1)
As of October 31, 2006	87	188	38	313
Acquisitions	2	—	—	2
Currency translation	—	44	—	44
Adjustments	—	(6)	—	(6)
As of October 31, 2007	89	226	38	353
Impairments	(4)	—	—	(4)
Currency translation	—	(36)	—	(36)
Adjustments	—	(15)	—	(15)
Dispositions	(1)	—	—	(1)
As of October 31, 2008	**$ 84**	**$ 175**	**$ 38**	**$ 297**

Adjustments to goodwill primarily result from the tax benefit attributable to the amortization of tax deductible goodwill in excess of goodwill recorded for financial statement purposes as measured in the MWM International ("MWM") balance sheet immediately after its acquisition in 2005. Goodwill was also reduced in 2008 due to the favorable tax settlement of a Brazilian court case.

Information regarding our intangible assets that are not subject to amortization as of October 31 is as follows:

(in millions)	2008	2007
Dealer franchise rights	**$ 21**	$ 35
Trademarks	**46**	56
Intangible assets not subject to amortization	**$ 67**	$ 91

Information regarding our intangible assets that are subject to amortization at October 31, 2008 and 2007 is as follows:

As of October 31, 2008	Customer Base	Trademarks	Supply Agreements	Other	Total
(in millions)					
Gross carrying value	$ 141	$ 59	$ 27	$ 12	$ 239
Accumulated amortization	(38)	(9)	(18)	(9)	(74)
Net of amortization	$ 103	$ 50	$ 9	$ 3	$ 165

As of October 31, 2007	Customer Base	Trademarks	Supply Agreements	Other	Total
(in millions)					
Gross carrying value	$ 150	$ 59	$ 27	$ 12	$ 248
Accumulated amortization	(30)	(6)	(11)	(6)	(53)
Net of amortization	$ 120	$ 53	$ 16	$ 6	$ 195

We recorded amortization expense for our finite-lived intangible assets of $25 million, $24 million, and $19 million for the years ended October 31, 2008, 2007, and 2006, respectively. Total estimated amortization expense for our finite-lived intangible assets for the next five years is as follows:

(in millions)	Estimated Amortization
2009	$ 23
2010	15
2011	15
2012	14
2013	14

9. Investments in and advances to non-consolidated affiliates

Investments in and advances to non-consolidated affiliates is comprised of a 49 percent ownership interest in Blue Diamond Parts ("BDP"), a 51 percent ownership interest in Blue Diamond Truck ("BDT"), and fifteen other partially-owned affiliates. We do not control these affiliates, but have the ability to exercise significant influence over their operating and financial policies. Our ownership percentages in the fifteen other affiliates range from 10 percent to 51 percent. Our investment in these affiliates is an integral part of our operations, and we account for them using the equity method of accounting.

We contributed $17 million and $5 million in new and incremental investments in these non-consolidated affiliates during 2008 and 2007, respectively.

Navistar International Corporation

Notes to Consolidated Financial Statements (Continued)

The following table summarizes 100% of the combined assets, liabilities, and equity of our equity method affiliates as of October 31:

(in millions)	2008	2007 (Unaudited)
Assets:		
Current assets	$ 412	$ 510
Noncurrent assets	186	182
Total assets	$ 598	$ 692
Liabilities and equity:		
Current liabilities	$ 299	$ 338
Noncurrent liabilities	34	35
Total liabilities	333	373
Partners' capital and stockholders' equity:		
Navistar	160	179
Third parties	105	140
Total partners' capital and stockholders' equity	265	319
Total liabilities and equity	$ 598	$ 692

The following table summarizes 100% of the combined results of operations of our equity method affiliates for the years ended October 31:

(in millions)	2008 (Unaudited)	2007 (Unaudited)	2006 (Unaudited)
Net sales	$ 1,406	$ 2,036	$ 2,156
Costs, expenses, and income tax expense	1,236	1,854	1,934
Net income	$ 170	$ 182	$ 222

We recorded sales to certain of these affiliates totaling $582 million, $499 million, and $454 million in 2008, 2007, and 2006, respectively. Sales to our Blue Diamond affiliates accounted for substantially all of these sales. We also purchased $642 million, $726 million, and $897 million of products and services from certain of these affiliates in 2008, 2007, and 2006, respectively. The majority of these purchases related to our BDT and, prior to its sale in September 2007, our Siemens Diesel Systems Technology, LLC ("SDST") affiliates.

Amounts due to and due from our affiliates arising from the sale and purchase of products and services as of October 31 are as follows:

(in millions)	2008	2007
Receivables due from BDP	$ 49	$ 55
Receivables due from BDT	42	18
Payables due to BDT	48	21
Receivables due from other affiliates	16	15
Payables due to other affiliates	4	8

As of October 31, 2008, our share of undistributed earnings in non-consolidated affiliates totaled $7 million.

Presented below is summarized financial information for BDP which is considered a significant non-consolidated affiliate in 2008, 2007, and 2006. BDP manages sourcing, merchandising, and distribution of various replacement parts. The carrying value of our investment in BDP was $9 million and less than $1 million at October 31, 2008 and 2007, respectively. Dividends received from BDP were $76 million, $89 million, and $80 million for the years ended October 31, 2008, 2007, and 2006, respectively.

Summarized statement of operations information from BDP's financial statements for the twelve months ended October 31, 2008, December 31, 2007, and December 31, 2006 is as follows:

	2008	**2007**	**2006**
(in millions)	**(Unaudited)**	**(Unaudited)**	**(Unaudited)**
Net service revenue	**$ 190**	$ 187	$ 212
Net expenses	**15**	30	30
Income before tax expense	**175**	157	182
Net income	**174**	156	180

Equity in income of non-consolidated affiliates includes BDP related income of $85 million, $76 million, and $83 million for the years end October 31, 2008, 2007, and 2006, respectively. Balance sheet information for BDP is insignificant to our consolidated balance sheet.

In December 2005, we finalized our joint venture with Mahindra & Mahindra Ltd., a leading Indian manufacturer of multi-utility vehicles and tractors, and made a cash contribution of $21 million to the joint venture. This venture operates under the name of Mahindra International, Ltd. and provides us engineering services as well as advantages of scale and global sourcing for a more competitive cost structure.

In July 2007, Core Moldings Technologies, Inc. ("CMT") repurchased 3.6 million shares of its stock from us for $26 million. As a result, our ownership interest in CMT was reduced to 9.9% and we recognized a gain on the sale of these shares amounting to $9 million that was recorded in *Other (income) expenses, net.*

In September 2007, we informed Ford of our decision to terminate the BDT joint venture agreement. Pursuant to the agreement, the termination will be effective on September 28, 2009 and the BDT joint venture will be liquidated. However, upon either party's request and under commercially reasonable terms, we will continue to supply certain vehicles or vehicle components following the effective date for up to four additional years.

In September 2007, we sold our ownership interest in SDST to our joint venture partner, Siemens VDO Automotive Corporation. In conjunction with the sale, we received gross proceeds of $49 million for our percentage ownership in SDST and recognized a gain amounting to $17 million.

In November 2007, we signed a second joint venture agreement with Mahindra & Mahindra Ltd. to produce diesel engines for medium and heavy commercial trucks and buses in India. We have a 49% ownership in this joint venture, which will afford us the opportunity to enter a market in India that has significant growth potential for commercial vehicles and diesel power. The amount contributed to this joint venture was $1 million.

Navistar International Corporation

Notes to Consolidated Financial Statements (Continued)

10. Debt

(in millions)	2008	2007
Manufacturing operations		
Facilities, due 2012	**$ 1,330**	$ 1,330
Debt of majority-owned dealerships	**157**	267
Financing arrangements and capital lease obligations	**306**	369
7.5% Senior Notes, due 2011, net of unamortized discount of less than $1 million at October 31, 2008 and 2007	**15**	15
9.95% Senior Notes, due 2011	**6**	8
Other	**20**	40
Total manufacturing operations debt	**1,834**	2,029
Less: Current portion	**(195)**	(364)
Net long-term manufacturing operations debt	**$ 1,639**	$ 1,665
Financial services operations		
Asset-backed debt issued by consolidated SPEs, at variable rates, due serially through 2014	**$ 2,076**	$ 2,748
Bank revolvers, at fixed and variable rates, due dates from 2009 through 2013	**1,370**	1,354
Revolving retail warehouse facility, at variable rates, due 2010	**500**	500
Commercial paper, at variable rates, due 2009	**162**	117
Borrowings secured by operating and finance leases, at various rates, due serially through 2011	**132**	133
Total financial services operations debt	**4,240**	4,852
Less: Current portion	**(470)**	(434)
Net long-term financial services operations debt	**$ 3,770**	$ 4,418

Manufacturing Operations

In January 2007, we entered into a $1.5 billion five-year term loan facility and synthetic revolving facility ("Facilities"). The Facilities were arranged by JP Morgan Chase Bank and a group of lenders that included Credit Suisse, Banc of America Securities, and Citigroup Global Markets. The Facilities are guaranteed by Navistar, Inc. In January 2007, we borrowed an aggregate principal amount of $1.3 billion under the Facilities. The proceeds were used to repay all amounts outstanding under the prior three year unsecured $1.5 billion loan facility, entered into in February 2006, as well as certain fees incurred in connection therewith, resulting in a write-off of debt issuance costs of $31 million, recorded in *Other (income) expenses, net.* All borrowings under the Facilities accrue interest at a rate equal to a base rate or an adjusted London Interbank Offered Rate ("LIBOR") plus a spread ranging from 200 to 400 basis points, which is based on our credit rating in effect from time to time. The LIBOR spread as of October 31, 2008 was 325 basis points. The Facilities mature in January 2012 and provide for repeated repayments and subsequent borrowings on $400 million of the Facilities. The Facilities contain customary provisions for financings of this type, including, without limitation, representations and warranties, affirmative and negative covenants, and events of default and cross-default.

The Facilities require that we maintain a fixed charge coverage ratio of not less than 1.1 to 1.0 on a rolling four quarter basis. All draws under the Facilities are subject to the satisfaction of customary conditions precedent for financings of this type, including, without limitation, certain officers' certificates and opinions of counsel and the absence of any material adverse change.

In June 2007, we signed a definitive loan agreement relating to a five-year senior inventory-secured, asset-based revolving credit facility in an aggregate principal amount of $200 million. This loan facility matures in June 2012 and is secured by certain of our domestic manufacturing plant inventory and service parts inventory as well as our used truck inventory. All borrowings under this loan facility accrue interest at a rate equal to a base rate or an adjusted LIBOR plus a spread. The spread, which is based on an availability-based measure, ranges from 25 to 75 basis points for Base Rate borrowings and from 125 to 175 basis points for LIBOR borrowings. The LIBOR spread as of October 31, 2008 was 125 basis points. Borrowings under this facility are available for general corporate purposes. As of October 31, 2008 we had no borrowings under this facility.

Our majority-owned dealerships incur debt to finance their inventories, property, and equipment. The various dealership debt instruments have interest rates that range from 4% to 13% and maturities that extend to 2013.

Included in our financing arrangements and capital lease obligations are financing arrangements of $287 million and $327 million as of October 31, 2008 and October 31, 2007, respectively. These arrangements involve the sale and leaseback of manufacturing equipment considered integral equipment. Accordingly, these arrangements are accounted for as financings. Inception dates of these arrangements range from December 1995 to June 2002, terms range from 6.5 to 12 years, effective interest rates vary from 4% to 9.6%, and buyout option exercise dates range from December 2005 to June 2009. We exercised an early buyout option for one of the arrangements in 2008 for $13 million. In addition, the amount of financing arrangements and capital lease obligations include $19 million and $42 million of capital leases for real estate and equipment as of October 31, 2008 and October 31, 2007, respectively. Interest rates used in computing the net present value of the lease payments under capital leases ranged from 4% to 10.3%.

Financial Services Operations

NFC's Revolving Credit Agreement dated March 2007, as amended, ("Credit Agreement"), has two primary components, a term loan of $620 million and a revolving bank loan of $800 million. The latter has a Mexican sub-revolver ($100 million), which may be used by NIC's Mexican financial services operations.

Under the terms of the Credit Agreement, NFC was required to maintain a debt to tangible net worth ratio of no greater than 7 to 1 through November 1, 2007 and 6.5 to 1 for the period from November 1, 2007 through April 30, 2008. After April 30, 2008, the ratio returned to 6 to 1 for all periods thereafter. In addition, the Credit Agreement requires a twelve-month rolling fixed charge coverage ratio of no less than 1.25 to 1.0 and a twelve-month rolling combined retail/lease losses to liquidations ratio of no greater than 6%. The Credit Agreement grants security interests in substantially all of NFC's unsecuritized assets to the participants in the Credit Agreement. Compensating cash balances are not required. Facility fees of 0.375% are paid quarterly on the revolving loan portion only, regardless of usage. The term loan component requires remaining principal payments of $6 million in 2009 and $597 million in 2010.

Also under the terms of the Credit Agreement, the amount of dividends permitted to be paid from NFC to Navistar, Inc. is $400 million plus net income and any non-core asset sale proceeds from May 1, 2007 through the date of such payment. As of October 31, 2008, no dividends were available for distribution to Navistar, Inc.

TRIP, a special purpose, wholly-owned subsidiary of NFC, has a $500 million revolving retail facility which matures in June 2010 and is subject to optional early redemption in full without penalty or premium upon satisfaction of certain terms and conditions on any date on or after April 15, 2010. NFC uses TRIP to temporarily fund retail notes and retail leases, other than operating leases. This facility is used primarily during the periods prior to a securitization of retail notes and finance leases. NFC retains a repurchase option against the retail notes and leases sold into TRIP; therefore, TRIP's assets and liabilities are included in our consolidated balance sheets. As of October 31, 2008 and 2007, NFC had $243 million and $443 million, respectively, in retail notes and finance leases in TRIP.

The majority of asset-backed debt is issued by consolidated SPEs and is payable out of collections on the finance receivables sold to the SPEs. This debt is the legal obligation of the SPEs and not NFC. The balance outstanding was $2.0 billion and $2.6 billion as of October 31, 2008 and 2007, respectively. The carrying amount of the retail notes and finance leases used as collateral was $2.0 billion and $2.6 billion as of October 31, 2008 and 2007, respectively.

NFC enters into secured borrowing agreements involving vehicles subject to operating and finance leases with retail customers. The balances are classified under financial services operations debt as borrowings secured by leases. In connection with the securitizations and secured borrowing agreements of certain of its leasing portfolio assets, NFC and its subsidiary, Navistar Leasing Services Corporation ("NLSC"), have established Navistar Leasing Company ("NLC"), a Delaware business trust. NLSC was formerly known as Harco Leasing Company, Inc. prior to its name change effective September 21, 2006. NLC holds legal title to leased vehicles and is the lessor on substantially all leases originated by NFC. NLSC owns beneficial interests the titles held by in NLC has transferred other beneficial interests issued by NLC to purchasers under secured borrowing agreements and securitizations. Neither the beneficial interests held by purchasers under secured borrowing agreements or the assets represented thereby, nor legal interest in any assets of NLC, are available to NLSC, NFC, or its creditors. The balance of the secured borrowings issued by NLC totaled $2 million and $8 million as of October 31, 2008 and 2007, respectively.

ITLC, a special purpose, wholly-owned subsidiary of NFC, provides NFC with another entity to obtain borrowings secured by leases. The balances are classified under financial services operations debt as borrowings secured by leases. ITLC's assets are available to satisfy its creditors' claims prior to such assets becoming available for ITLC's use or to NFC or affiliated companies. The balance of these secured borrowings issued by ITLC totaled $130 million and $125 million as of October 31, 2008 and 2007, respectively. The carrying amount of the finance and operating leases used as collateral was $121 million and $114 million as of October 31, 2008 and 2007, respectively. ITLC does not have any unsecured debt.

We borrow funds denominated in U.S. dollars and Mexican pesos to be used for investment in our Mexican financial services operations. As of October 31, 2008, borrowings outstanding under these arrangements were $561 million, of which 33% is denominated in dollars and 67% in pesos. The interest rates on the dollar-denominated debt are at a negotiated fixed rate or at a variable rate based on LIBOR. On peso-denominated debt, the interest rate is based on the Interbank Interest Equilibrium Rate. The effective interest rate for the combined dollar and peso denominated debt was 8.5% and 8.3% for 2008 and 2007, respectively. As of October 31, 2008 and 2007, $299 million and $226 million, respectively, of our Mexican financial services operations' receivables were pledged as collateral for bank borrowings.

Future Maturities

The aggregate contractual annual maturities for debt as of October 31, 2008 are as follows:

(in millions)	Manufacturing Operations	Financial Services Operations	Total
2009	$ 195	$ 470	$ 665
2010	67	1,709	1,776
2011	112	332	444
2012	1,364	224	1,588
2013	72	325	397
Thereafter	24	1,180	1,204
Total	$ 1,834	$ 4,240	$ 6,074

The weighted average interest rates on total debt, including short-term debt and the effect of discounts and related amortization, are as follows:

	2008	2007
Manufacturing operations	**7.6%**	9.0%
Financial services operations	**6.6**	6.1
Total	**6.9**	7.0

Debt and Lease Covenants

We have certain public and private debt agreements that limit our ability to incur additional indebtedness, pay dividends, buy back our stock, and take other actions. Under the terms of our Facilities, NIC and its restricted subsidiaries are required to maintain a fixed charge coverage ratio (EBITDA/fixed charges) of not less than 1.1 to 1.0 on a rolling four quarter basis. As of October 31, 2008, we were in compliance with those covenants.

We have obligations under various leases which require us to timely file, and/or deliver to the lessors, copies of all reports filed with the SEC within specified periods of time. We are also required under certain agreements with public and private lenders of NFC to ensure that NFC and its subsidiaries maintain their income before interest expense and income taxes at not less than 125% of their total interest expense. Under these agreements, if NFC's consolidated income before interest expense and income taxes is less than 125% of its interest expense, NIC or Navistar, Inc. must make payments to NFC to achieve the required ratio. In May 2008, NFC received an Acknowledgement and Consent from the lenders under the Credit Agreement that clarified certain definitions used to measure the fixed charge coverage ratio. This Acknowledgement and Consent allows NFC to include contributions made by NIC or Navistar, Inc. in NFC's calculation of consolidated income before interest expense and income taxes. During the year ended October 31, 2008, $60 million of such payments were required and made from Navistar, Inc. to NFC to maintain compliance with the covenant. No such payments were required during the years ended October 31, 2007, and 2006. As of October 31, 2008, no dividends were available for distribution to NIC.

Our Mexican financial services operations also have debt covenants, which require the maintenance of certain financial ratios. As of October 31, 2008, we were in compliance with those covenants.

11. Postretirement benefits

Defined Benefit Plans

We provide postretirement benefits to a substantial portion of our employees. Costs associated with postretirement benefits include pension and postretirement health care expenses for employees, retirees, and surviving spouses and dependents. In addition, as part of the 1993 restructured health care and life insurance plans, we may be required to make profit sharing payments to the Retiree Supplemental Benefit Trust ("Supplemental Trust"). There have been no profit sharing contributions to the Supplemental Trust during the years ended October 31, 2008, 2007, and 2006. We utilize an October 31 measurement date for all of our defined benefit plans.

Effective October 31, 2007, we adopted FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*. The provisions of the statement require that the funded status of our pension plans and other postretirement benefit plans be recognized in our balance sheet. FASB Statement No. 158 also requires the measurement date for plan assets and liabilities to coincide with the sponsor's year end. We have historically measured the plan assets and benefit obligations as of our balance sheet date.

Obligations and Funded Status

A summary of the changes in benefit obligations and plan assets is as follows:

	Pension Benefits		Health and Life Insurance Benefits	
	2008	2007	2008	2007
(in millions)				
Change in benefit obligations				
Benefit obligations at beginning of year	**$ 3,772**	$ 3,994	**$ 1,907**	$ 2,328
Amendments	**19**	—	**—**	—
Service cost	**23**	26	**13**	15
Interest on obligation	**221**	221	**113**	114
Actuarial net gain	**(637)**	(166)	**(442)**	(386)
Settlements and curtailments	**(52)**	—	**5**	—
Contractual termination benefits	**5**	—	**2**	—
Currency translation	**35**	31	**—**	2
Plan participants' contributions	**—**	—	**33**	30
Subsidy receipts	**—**	—	**21**	17
Benefits paid	**(355)**	(334)	**(209)**	(213)
Benefit obligations at end of year	**$ 3,031**	$ 3,772	**$ 1,443**	$ 1,907
Change in plan assets				
Fair value of plan assets at beginning of year	**$ 3,575**	$ 3,129	**$ 766**	$ 658
Actual return on plan assets	**(1,123)**	724	**(243)**	162
Currency translation	**53**	14	**—**	—
Employer contributions	**108**	28	**8**	6
Benefits paid	**(345)**	(320)	**(67)**	(60)
Fair value of plan assets at end of year	**$ 2,268**	$ 3,575	**$ 464**	$ 766
Funded status at year end	**$ (763)**	$ (197)	**$ (979)**	$ (1,141)
Amounts recognized in our consolidated balance sheets consist of:				
Noncurrent asset	**$ —**	$ 103	**$ —**	$ —
Current liability	**(10)**	(15)	**(86)**	(99)
Noncurrent liability	**(753)**	(285)	**(893)**	(1,042)
Net liability recognized	**$ (763)**	$ (197)	**$ (979)**	$ (1,141)
Amounts recognized in our accumulated other comprehensive loss consist of:				
Net actuarial loss	**$ 1,264**	$ 481	**$ 46**	$ 177
Net prior service cost (benefit)	**3**	1	**(37)**	(52)
Net amount recognized	**$ 1,267**	$ 482	**$ 9**	$ 125

The accumulated benefit obligation for pension benefits, a measure that excludes the effect of prospective salary and wage increases, was $3.0 billion and $3.7 billion in October 31, 2008 and 2007, respectively.

The pension and postretirement benefit plans adjustment included in the consolidated statements of stockholders' deficit as of October 31, 2008 is net of the residual effect of a change in judgment regarding the recoverability of U.S. deferred taxes generated prior to 2002 of $326 million and $3 million of deferred taxes related to the Company's foreign postretirement benefit plans.

Information for pension plans with accumulated benefit obligations in excess of plan assets were as follows:

(in millions)	2008	2007
Projected benefit obligations	$ 2,972	$ 1,778
Accumulated benefit obligations	2,929	1,716
Fair value of plan assets	2,211	1,478

Generally, the pension plans are non-contributory. Our policy is to fund the pension plans in accordance with applicable U.S. and Canadian government regulations and to make additional contributions from time to time. As of October 31, 2008, we have met all regulatory minimum funding requirements. In 2008, we contributed $96 million to our pension plans to meet regulatory minimum funding requirements. We contributed an additional $12 million to certain U.S. pension plans pursuant to a 2002 agreement between the Company and its employee benefit trusts, as further discussed in Note 18, *Stockholders' deficit*. We expect to contribute $44 million to our pension plans during 2009.

We primarily fund other post-employment benefit ("OPEB") obligations, such as retiree medical, in accordance with a 1993 legal agreement, which requires us to fund a portion of the plans' annual service cost. In 2008, we contributed $5 million to our OPEB plans to meet legal funding requirements. We also contributed an additional $3 million related to the same 2002 agreement mentioned in the prior paragraph. We expect to contribute $3 million to our OPEB plans during 2009.

We have certain unfunded pension plans, under which we make payments directly to employees. Benefit payments of $10 million and $14 million in 2008 and 2007, respectively, are included within the amount of "Benefits paid" in the "Change in benefit obligation" section above, but are not included in the "Change in plan assets" section, because the payments are made directly by us and not by separate trusts that are used in the funding of our other pension plans.

We also have certain OPEB benefits that are paid from Company assets (instead of trust assets). Payments from Company assets, net of participant contributions and subsidy receipts, result in differences between benefits paid as presented under "Change in benefit obligation" and "Change in plan assets" of $88 million and $106 million for 2008 and 2007, respectively.

Components of Net Periodic Benefit (Income) Expense and Other Amounts Recognized in Other Comprehensive Loss (Income)

The components of our postretirement benefits (income) expense included in our consolidated statements of operations for the years ended October 31 consist of the following:

(in millions)	2008	2007	2006
Pension (income) expense	$ (94)	$ 35	$ 69
Health and life insurance expense	52	87	140
Total postretirement benefits (income) expense	$ (42)	$122	$209

Navistar International Corporation

Notes to Consolidated Financial Statements (Continued)

Net postretirement benefits expense included in our consolidated statements of operations, and other amounts recognized in other comprehensive loss (income), for the years ended October 31 is comprised of the following:

	Pension Expense			Health and Life Insurance Expense		
	2008	2007	2006	2008	2007	2006
(in millions)						
Service cost for benefits earned during the period	$ 23	$ 26	$ 27	$ 13	$ 15	$ 18
Interest on obligation	221	221	223	113	114	129
Amortization of cumulative losses	13	59	77	—	22	54
Amortization of prior service cost (benefit)	2	5	6	(6)	(7)	(7)
Settlements and curtailments	(41)	—	2	(3)	—	—
Contractual termination benefits	5	—	—	2	—	—
Premiums on pension insurance	2	1	1	—	—	—
Less: Expected return on assets	(319)	(277)	(267)	(67)	(57)	(54)
Net postretirement benefits (income) expense	$ (94)	$ 35	$ 69	$ 52	$ 87	$ 140
Other changes in plan assets and benefit obligations recognized in other comprehensive income						
Actuarial net loss (gain)	$ 791	$ —	$ —	$ (130)	$—	$ —
Amortization of cumulative losses	(13)	—	—	—	—	—
Prior service cost	3	—	—	—	—	—
Amortization of prior service benefit (cost)	(2)	—	—	6	—	—
Settlements and curtailments	6	—	—	8	—	—
Minimum pension liability	—	(807)	(246)	—	—	—
Total recognized in other comprehensive loss (income)	$ 785	$ (807)	$ (246)	$ (116)	$—	$ —
Total recognized in net postretirement benefits (income) expense and other comprehensive loss (income)	$ 691	$ (772)	$ (177)	$ (64)	$ 87	$ 140

On December 16, 2007, the majority of Company employees represented by the United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") voted to ratify a new contract that will run through September 30, 2010. Among the changes, as compared to the prior contract, was the cessation of annual lump sum payments that had been made to certain retirees. We accounted for such payments as a defined benefit plan based on the historical substance of the underlying arrangement. The elimination of these payments and other changes resulted in a net settlement and curtailment of the plan resulting in income of $42 million, which is presented as a reduction of *Selling, general and administrative expenses*, for the year ended October 31, 2008.

During the third quarter of 2008, the Engine segment's Indianapolis plant laid off over 400 employees. That layoff was driven by a reduction in Ford's production schedules that management believed, at that time, to be temporary. Based on recent developments in economic conditions and the Company's current outlook regarding its Ford contract, the Company believes that it is probable that those employees, as well as other employees from the facility laid off prior to the third quarter, may not return to work. As such, the Company recognized net charges of $5 million representing curtailments and contractual termination benefits for the plans.

The estimated amounts for the defined benefit pension plans and the other postretirement benefit plans that will be amortized from *AOCL* into net periodic benefit expense over the next fiscal year are as follows:

(in millions)	Pension Benefits	Health and Life Insurance Benefits
Amortization of prior service cost (benefit)	$ 1	$ (5)
Amortization of cumulative losses (gains)	59	(2)

Cumulative unrecognized actuarial gains and losses for postretirement benefit plans, where substantially all of the plan participants are inactive, are amortized over the average remaining life expectancy of the inactive plan participants. Otherwise, cumulative gains and losses are amortized over the average remaining service period of active employees. Plan amendments arising from negotiated labor contracts are amortized over the length of the contract. Plan amendments unrelated to negotiated labor contracts are amortized over the average remaining service period of active employees.

Assumptions

The weighted average rate assumptions used in determining benefit obligations for the years ended October 31, 2008 and 2007 were:

	Pension Benefits		Health and Life Insurance Benefits	
	2008	2007	2008	2007
Discount rate used to determine present value of benefit obligation at end of year	**8.3%**	6.0%	**8.4%**	6.1%
Expected rate of increase in future compensation levels	**3.5%**	3.5%	—	—

The weighted average rate assumptions used in determining net postretirement benefits expense for 2008, 2007, and 2006 were:

	Pension Benefits			Health and Life Insurance Benefits		
	2008	2007	2006	2008	2007	2006
Discount rate	**6.0%**	5.6%	5.5%	**6.1%**	5.7%	5.6%
Expected long-term rate of return on plan assets	**9.0%**	9.0%	9.0%	**9.0%**	9.0%	9.0%
Expected rate of increase in future compensation levels	**3.5%**	3.5%	3.5%	—	—	—

The actuarial assumptions used to compute the net postretirement benefits (income) expense is based upon information available as of the beginning of the year, specifically market interest rates, past experience, and our best estimate of future economic conditions. Changes in these assumptions may impact the measurement of future benefit costs and obligations. In computing future costs and obligations, we must make assumptions about such things as employee mortality and turnover, expected salary and wage increases, discount rates, expected returns on plan assets, and expected future cost increases. Three of these items have a significant impact on the level of expense recognized: (i) discount rates, (ii) expected rates of return on plan assets, and (iii) healthcare cost trend rates.

We estimate the discount rate for our U.S. pension and OPEB obligations by matching anticipated future benefit payments for the plans to the Citigroup yield curve to establish a weighted average discount rate for each plan.

Health care cost trend rates have been established through a review of actual recent cost trends and projected future trends. Our retiree medical trend assumptions are our best estimate of expected inflationary increases to healthcare costs. Due to the number of former employees and their beneficiaries included in our retiree population (approximately 43,000), the trend assumptions are based upon both our specific trends and nationally expected trends.

We determine our assumption as to expected return on plan assets by evaluating both historical returns as well as estimates of future returns. Specifically, we analyze the average historical broad market returns for various periods of time over the past 100 years for equities and over a 30-year period for fixed income securities, and adjust the computed amount for any expected changes in the long-term outlook for both the equity and fixed income markets. We consider the current asset mix as well as our targeted asset mix when establishing the expected return on plan assets.

The weighted average rate of increase in the per capita cost of postretirement health care benefits provided through U.S. plans representing 92% of our other postretirement benefit obligation, is projected to be 7.9% in 2009 and was 7.8% for 2008. Our projections assume that the rate will decrease to 5% by the year 2014 and remain at that level each year thereafter.

The effect of changing the health care cost trend rate by one-percentage point for each future year is as follows:

(in millions)	One-Percentage Point Increase	One-Percentage Point Decrease
Effect on total of service and interest cost components	$ 14	$ (12)
Effect on postretirement benefit obligation	115	(100)

Plan Assets

The weighted average percentage of plan assets by category as of October 31, 2008 and 2007 is as follows:

	Pension Benefits			Health and Life Insurance Benefits		
Asset Category	**Target Range**	**2008**	**2007**	**Target Range**	**2008**	**2007**
Equity securities						
NIC common stock		**8%**	11%		**10%**	13%
Other equity securities		**56%**	61%		**50%**	59%
Hedge funds		**10%**	8%		**15%**	11%
Total equity securities	**60-80%**	**74%**	80%	**75-85%**	**75%**	83%
Debt securities		**24%**	20%		**20%**	14%
Other, including cash		**2%**	0%		**5%**	3%
Total debt securities and other	**20-40%**	**26%**	20%	**15-25%**	**25%**	17%

Our investment strategy is consistent with our policy to maximize returns while considering overall investment risk and the funded status of the plans relative to their benefit obligations. Our investment strategy takes into account the long-term nature of the benefit obligations, the liquidity needs of the plans, and the expected risk/return tradeoffs of the asset classes in which the plans may choose to invest. Asset allocations are established through an investment policy, which is updated periodically and reviewed by a fiduciary committee and our

Board of Directors. We believe that returns on common stock over the long term will be higher than returns from fixed-income securities as the historical broad market indices have shown. Equity and fixed-income investments are made across a broad range of industries and companies to provide protection against the impact of volatility in any single industry or company. Under our strategy, hedge fund investments are targeted to be no more than 15% of pension assets.

Expected Future Benefit Payments

The expected future benefit payments and federal subsidy receipts for the years ending October 31, 2009 through 2013 and the five years ending October 31, 2018 are estimated as follows:

(in millions)	Pension Benefit Payments	Other Postretirement Benefit Payments[1]	Postretirement Benefit Subsidy Receipts
2009	$ 329	$ 152	$ 23
2010	324	171	25
2011	319	178	26
2012	313	176	27
2013	308	175	28
2014 through 2018	1,439	834	148

(1) Payments are net of expected participant contributions and exclude federal subsidy receipts.

Defined Contribution Plans

Our defined contribution plans cover a substantial portion of domestic salaried employees and certain domestic represented employees. The defined contribution plans contain a 401(k) feature and provide most participants with a matching contribution from the Company. Many participants covered by the plan receive annual Company contributions to their retirement accounts based on an age-weighted percentage of the participant's eligible compensation for the calendar year.

Defined contribution expense pursuant to these plans was $25 million, $23 million, and $22 million in 2008, 2007, and 2006, respectively.

12. Other liabilities

The major classifications of other liabilities as of October 31 are as follows:

(in millions)	2008	2007
Other current liabilities		
Product warranty and deferred warranty revenue	$ 262	$ 307
Payroll taxes, income taxes, and other taxes	144	187
Core liabilities	131	113
Employee incentive programs	99	89
Postretirement benefits liabilities	96	114
Payroll, commissions, and employee benefits	85	86
Dealer incentive accruals	49	55
Sales and marketing	38	17
Litigation, environmental, product liability, and asbestos	34	44
Unearned revenue and guaranteed residuals	33	175
Professional fees and consulting	20	68
Interest	17	21
Workers' compensation	10	11
Long-term disability	6	6
Other	159	130
Total other current liabilities	$ 1,183	$ 1,423
Other noncurrent liabilities		
Product warranty and deferred warranty revenue	$ 340	$ 370
Litigation, environmental, product liability, and asbestos	132	124
Income taxes and other taxes	100	97
Fair value of derivatives	83	37
Workers' compensation	25	23
Long-term disability	25	31
Security deposits	22	22
Unearned revenue and guaranteed residuals	16	24
Other	69	53
Total other noncurrent liabilities	$ 812	$ 781

13. Income taxes

The domestic and foreign components of *Income (loss) before income taxes* consist of the following for the years ended October 31:

(in millions)	2008	2007	2006
Domestic	$ 302	$ (199)	$ 168
Foreign	(111)	126	227
Total income (loss) before income taxes	$ 191	$ (73)	$ 395

Navistar International Corporation

Notes to Consolidated Financial Statements (Continued)

The components of *Income tax expense* consist of the following for the years ended October 31:

(in millions)	2008	2007	2006
Current:			
Federal	**$ 9**	$ 1	$ 15
State and local	**3**	15	16
Foreign	**(33)**	14	67
Total current expense (benefit)	**(21)**	30	98
Deferred:			
Federal	**(1)**	(1)	(1)
State and local	**1**	(2)	(4)
Foreign	**78**	20	1
Total deferred expense (benefit)	**78**	17	(4)
Total income tax expense	**$ 57**	$ 47	$ 94

A reconciliation of statutory federal income tax expense to recorded income tax expense is as follows for the years ended October 31:

(in millions)	2008	2007	2006
Statutory federal income tax expense (benefit)	**$ 67**	$ (26)	$138
State income taxes, net of federal benefit	**3**	9	8
Research and development credits and incentives	**(8)**	(4)	(8)
Adjustments to valuation allowances	**(18)**	74	(12)
Medicare subsidies	**(13)**	(17)	(17)
Differences in foreign tax rates and currency adjustments	**(1)**	(10)	(8)
Adjustments to accruals for tax contingencies	**17**	13	3
Other	**10**	8	(10)
Recorded income tax expense	**$ 57**	$ 47	$ 94

Undistributed earnings of foreign subsidiaries were $342 million at October 31, 2008. Domestic income taxes have not been provided on these undistributed earnings because they are considered to be permanently invested in foreign subsidiaries. It is not practicable to estimate the amount of unrecognized deferred tax liabilities, if any, for these undistributed foreign earnings.

The components of the deferred tax asset (liability) at October 31 are as follows:

(in millions)	2008	2007
Deferred tax assets attributable to:		
Employee benefits liabilities	**$ 760**	$ 620
NOL carryforwards	**393**	537
Product liability and warranty accruals	**264**	296
Research and development	**171**	201
Financing arrangements	**99**	116
Tax credit carryforwards	**134**	126
Other	**280**	270
Gross deferred tax assets	**2,101**	2,166
Less: Valuation allowances	**(1,930)**	(1,738)
Net deferred tax assets	**$ 171**	$ 428
Deferred tax liabilities attributable to:		
Property and equipment	**$ (27)**	$ (205)
Goodwill and intangibles assets	**(106)**	(124)
Other	**(27)**	(26)
Total deferred tax liabilities	**$ (160)**	$ (355)

At October 31, 2008, deferred tax assets attributable to NOL carryforwards include $239 million attributable to U.S. federal NOL carryforwards, $40 million attributable to foreign NOL carryforwards, and $114 million attributable to state NOL carryforwards. If not used to reduce future taxable income, U.S. federal tax return NOL carryforwards are scheduled to expire in future taxable years as follows:

(in millions)	U.S federal NOLs
2023	$ 222
2025	18
2026	6
2027	479
Total	$ 725

The differences in U.S. federal NOL carryforwards reported in our consolidated financial statements as compared to amounts reported in our tax returns relate to the accounting for stock option exercises. A majority of our U.S. federal NOLs and research and development credits can be carried forward for initial periods of 20 years, state NOLs can be carried forward for initial periods of 5 to 20 years, and alternative minimum tax credits can be carried forward indefinitely. We have state NOL carryforwards and research and development credit carryforwards scheduled to expire in 2009 to 2028. The majority of our foreign NOL carryforwards have no expiration dates.

Under the provisions of FASB Statement No. 109, *Accounting for Income Taxes,* a valuation allowance is required to be established or maintained when, based on currently available information and other factors, it is more likely than not that all or a portion of a deferred tax asset will not be realized. FASB Statement No. 109 provides important factors in determining whether a deferred tax asset will be realized, including whether there has been sufficient taxable income in recent years and whether sufficient taxable income can reasonably be expected in future years in order to utilize the deferred tax asset.

We have assessed the need to establish valuation allowances for deferred tax assets based on determinations of whether it is more likely than not that deferred tax benefits will be realized through the generation of future taxable income. Appropriate consideration is given to all available evidence, both positive and negative, in assessing the need for a valuation allowance. Based on our review of historical operating results and future income projections and considering the uncertainty of our U.S. financial outlook, we determined that it was more likely than not that we would not be able to realize the value of our deferred tax assets attributable to U.S. operations and we therefore continue to maintain valuation allowances against such U.S. assets. Additionally, we established a full valuation allowance against Canadian deferred tax assets in the fourth quarter of 2008 due to the rapid deterioration of our Canadian business and the uncertainty of its future profitability. Total deferred tax valuation allowances increased by $192 million from $1.7 billion at October 31, 2007 to $1.9 billion at October 31, 2008. In the event that we release the U.S. valuation allowance, $49 million of tax benefits will be allocated to additional paid in capital. We believe that it is more likely than not that the remaining deferred tax assets, after valuation allowances, will be realized.

We adopted FASB Interpretation No. 48 on November 1, 2007. Upon adoption, we increased our liability for uncertain tax positions by $4 million, resulting in a comparable increase to *Accumulated deficit.* As of October 31, 2008 and November 1, 2007, after adoption of FASB Interpretation No. 48, the amount of liability for uncertain tax positions was $93 million and $91 million, respectively. If these unrecognized tax benefits are recognized, all but $1 million would impact our effective tax rate. However, to the extent we continue to maintain a full valuation allowance against our deferred tax assets, the effect may be in the form of an increase in the deferred tax asset related to our NOL carryforward, which would attract a full valuation allowance. Changes in the liability for uncertain tax positions during the year ended October 31, 2008 are summarized as follows:

(in millions)	
Liability for uncertain tax positions at November 1, 2007	$ 91
Increase related to prior year tax positions	44
Decrease related to prior year tax positions	(30)
Increase related to current year tax positions	5
Settlements	(14)
Lapse of statutes of limitations	(8)
Foreign currency translation	5
Liability for uncertain tax positions at October 31, 2008	$ 93

We recognize interest and penalties as part of *Income tax expense* under the provisions of FASB Interpretation No. 48. Total interest and penalties included in income tax expense for 2008 are $5 million. Cumulative interest and penalties included in the consolidated balance sheet as of October 31, 2008 and November 1, 2007 are $16 million and $15 million, respectively.

We have open tax years from 1993 to 2008 with various significant taxing jurisdictions including the U.S., Canada, Mexico, and Brazil. In connection with examinations of tax returns, contingencies may arise that generally result from differing interpretations of applicable tax laws and regulations as they relate to the amount, timing, or inclusion of revenues or expenses in taxable income, or the sustainability of tax credits to reduce income taxes payable. We believe we have sufficient accruals for our contingent tax liabilities. Annual tax provisions include amounts considered sufficient to pay assessments that may result from examinations of prior year tax returns, although actual results may differ. While it is probable that the liability for uncertain tax positions may increase or decrease during the next twelve months, we do not expect that such differences would have a material effect on our financial condition, results of operations, or cash flows.

14. Fair value of financial instruments

Our financial instruments include cash and cash equivalents, restricted cash and cash equivalents, marketable securities, finance and other receivables, accounts payable, derivative instruments, and debt.

The carrying amounts of cash and cash equivalents, restricted cash and cash equivalents, and accounts payable approximate fair values because of the short-term maturity and highly liquid nature of these instruments. The carrying amounts of customer receivables and retail and wholesale accounts approximate fair values as a result of the short-term nature of the receivables. Due to the nature of the aforementioned financial instruments, they have been excluded from the fair value amounts presented in the table below. The fair values of our finance receivables are estimated by discounting expected cash flows at estimated current market rates. The fair values of derivative instruments and marketable securities are estimated based on quoted market prices. We determine the fair values of our debt instruments based on various factors including maturity schedules, call features, and current market rates. We also use quoted market prices, when available, or the present value of estimated future cash flows to determine fair values of debt instruments. When quoted market prices are not available for various types of financial instruments (such as currency and interest rate derivative instruments, swaps, options, and forward contracts), we use standard pricing models with market-based inputs, that take into account the present value of estimated future cash flows.

The carrying values and fair values of financial instruments, other than those that are marked to market as disclosed in Note 15, *Financial instruments and commodity contracts*, as of October 31, 2008 and 2007 are summarized in the table below:

(in millions)	2008 Carrying Value	2008 Estimated Fair Value	2007 Carrying Value	2007 Estimated Fair Value
Assets				
Finance receivables	**$ 2,922**	**$ 2,600**	$ 3,554	$ 3,223
Notes receivable	**13**	**13**	19	19
Liabilities				
Debt:				
Manufacturing operations				
Facilities, due 2012	**1,330**	**951**	1,330	1,313
Debt of majority-owned dealerships	**157**	**154**	267	263
Financing arrangements	**287**	**222**	327	328
7.5% Senior Notes, due 2011	**15**	**14**	15	15
9.95% Senior Notes, due 2011	**6**	**6**	8	9
Other	**20**	**19**	40	40
Financial services operations				
Asset-backed debt issued by consolidated SPEs, at variable rates, due serially through 2014	**2,076**	**2,052**	2,748	2,715
Bank revolvers, at fixed and variable rates, due dates from 2009 through 2013	**1,370**	**1,344**	1,354	1,322
Revolving retail warehouse facility, at variable rates, due 2010	**500**	**500**	500	500
Commercial paper, at variable rates, due 2009	**162**	**152**	117	110
Borrowings secured by operating and finance leases, at various rates, due serially through 2011	**132**	**132**	133	132

15. Financial instruments and commodity contracts

Derivative Financial Instruments

We use derivative financial instruments as part of our overall interest rate, foreign currency and commodity risk management strategies to reduce our interest rate exposure, to potentially increase the return on invested funds, to reduce exchange rate risk for transactional exposures denominated in currencies other than the functional currency and to minimize commodity price volatility. From time to time, we use foreign currency forward and option contracts to manage the risk of exchange rate movements that would reduce the value of our foreign currency cash flows. Foreign currency exchange rate movements create a degree of risk by affecting the value of sales made and costs incurred in currencies other than the functional currency. From time to time, we also use commodity forward contracts to manage variability related to exposure to certain commodity price risk. We do not enter into derivative financial instruments for speculative or trading purposes. None of our derivatives qualified for hedge accounting treatment in 2008, 2007, or 2006.

For derivative contracts, collateral is generally not required of the counter-parties or of the Company. We manage exposure to counter-party credit risk by entering into derivative financial instruments with various major financial institutions that can be expected to fully perform under the terms of such agreements. We do not anticipate nonperformance by any of the counter-parties. Our exposure to credit risk in the event of nonperformance by the counter-parties is limited to only those gains that have been recorded, but have not yet been received in cash payment. At October 31, 2008 and 2007, our exposure to credit risk was $46 million and $20 million, respectively.

Our financial services operations manage exposure to fluctuations in interest rates by limiting the amount of fixed rate assets funded with variable rate debt. This is accomplished by funding fixed rate receivables utilizing a combination of fixed rate and variable rate debt and derivative financial instruments to convert variable rate debt to fixed. These derivative financial instruments may include interest rate swaps, interest rate caps, and forward contracts. The fair value of these instruments is estimated based on quoted market prices and is subject to market risk, as the instruments may become less valuable due to changes in market conditions or interest rates. Notional amounts of derivative financial instruments do not represent exposure to credit loss.

The fair values of all derivatives are recorded as assets or liabilities on a gross basis in our consolidated balance sheets. At October 31, 2008 and 2007, the fair values of our derivatives and their respective balance sheet locations are presented in the following table:

	Asset Derivatives		Liability Derivatives	
As of October 31, 2008	**Location in Consolidated Balance Sheets**	**Fair Value**	**Location in Consolidated Balance Sheets**	**Fair Value**
(in millions)				
Interest rate swaps:				
Current portion	Other current assets	$—	Other current liabilities	$ 2
Noncurrent portion	Other noncurrent assets	39	Other noncurrent liabilities	80
Interest rate caps purchased	Other noncurrent assets	—	Other noncurrent liabilities	3
Interest rate caps sold	Other noncurrent assets	3	Other noncurrent liabilities	—
Foreign currency contracts	Other current assets	3	Other current liabilities	3
Commodity contracts	Other current assets	1	Other current liabilities	—
Total fair value		46		88
Less: Current portion		(4)		(5)
Noncurrent portion		$ 42		$ 83

As of October 31, 2007	Asset Derivatives: Location in Consolidated Balance Sheets	Asset Derivatives: Fair Value	Liability Derivatives: Location in Consolidated Balance Sheets	Liability Derivatives: Fair Value
(in millions)				
Interest rate swaps:				
Current portion	Other current assets	$—	Other noncurrent liabilities	$ 1
Noncurrent portion	Other noncurrent assets	18	Other noncurrent liabilities	35
Interest rate caps purchased	Other noncurrent assets	2	Other noncurrent liabilities	—
Interest rate caps sold	Other noncurrent assets	—	Other noncurrent liabilities	2
Total fair value		20		38
Less: Current portion		—		(1)
Noncurrent portion		$ 20		$ 37

The location and amount of gain (loss) recognized in income on derivatives are as follows for the years ended October 31:

	Location in Consolidated Statements of Operations	Amount of Gain (Loss) Recognized		
		2008	2007	2006
(in millions)				
Interest rate swaps	Interest expense	$ (57)	$ (8)	$ (8)
Interest rate caps purchased	Interest expense	1	(1)	(3)
Interest rate caps sold	Interest expense	(1)	1	3
Foreign currency contracts	Other (income) expenses, net	—	—	—
Commodity forward contracts	Costs of products sold	1	—	—
Total gain (loss)		$ (56)	$ (8)	$ (8)

Interest Rate Swaps and Caps

In September 2008, we entered into two floating-to-floating interest rate swaps ("basis swaps") to hedge a portion of the floating interest rate associated with the Facilities. The basis swaps have an aggregate notional amount of $1.1 billion and became effective October 30, 2008. The basis swaps have a maturity date of January 30, 2009. For the year ended October 31, 2008, we recognized a loss of $2 million under this arrangement.

In June 2005, TRIP entered into a $500 million revolving facility. Under the terms of this agreement, TRIP purchases and holds fixed rate retail notes and finance leases from NFC. TRIP finances such purchases with its revolving facility. TRIP purchased interest caps with a notional amount of $500 million to protect it against the potential of rising commercial paper interest rates. To offset the economic cost of these caps, NFC sold identical interest rate caps. The interest rate caps have a maturity date of 2016. For the years ended October 31, 2008, 2007, and 2006, the amount of gains (losses) under the purchased interest rate caps that were directly offset by the sold interest rate caps were $1 million, $(1) million, and $(3) million, respectively, and were recorded in *Interest expense.*

NFC has entered into various interest rate swap agreements in connection with the sale of retail notes and lease receivables. The purpose and structure of these swaps is to convert the floating rate portion of the asset-backed securities into fixed rate swap interest to match the interest basis of the receivables pool sold to the owner trust in those periods, and to protect NFC from interest rate volatility. As of October 31, 2008 and 2007, the aggregate notional amount of the outstanding interest rate swaps was $5.1 billion. The interest rate swap agreements have several maturity dates ranging from 2010 to 2015. For the years ended October 31, 2008, 2007, and 2006, losses under our interest rate swap agreements related to the sale and funding of retail notes and finance leases were $55 million, $9 million, and $7 million, respectively.

As of October 31, 2008 and 2007, our Mexican financial services operations had outstanding interest rate swaps with aggregate notional amounts of $32 million and $65 million, respectively, and interest rate caps with aggregate notional amounts of $1 million and $4 million, respectively. The purpose and structure of these swaps is to convert the floating rate of the peso-denominated debt into fixed interest rate. We pay fixed interest of 8.11% to 8.71% and receive interest based on the Interbank Interest Equilibrium Rate. The swap agreements have several maturity dates ranging from March 2009 to December 2010. For the years ended October 31, 2008, 2007, and 2006, gains (losses) were less than $1 million, $1 million, and $(1) million, respectively.

Foreign Currency Contracts

In 2008, we entered into forward exchange contracts as hedges of anticipated cash flows denominated in Indian rupees and South African rand. These contracts were entered into to protect against the risk that the eventual cash flows resulting from such transactions will be adversely affected by changes in exchange rates between the U.S. dollar and either the Indian rupee and South African rand. As of October 31, 2008 we had outstanding India rupee forward exchange contracts with aggregate notional amounts of $36 million and outstanding South Africa rand forward exchange contracts with aggregate notional amounts of $13 million. The forward exchange contracts have several maturity dates ranging from December 2008 to October 2009.

Commodity Forward Contracts

In 2008, we entered into commodity forward contracts as hedges of exposure to variability of commodity prices for diesel fuel and lead. These contracts were entered into to protect against the risk that the eventual cash flows related to purchases of the commodities will be adversely affected by future changes in prices. As of October 31, 2008 we had outstanding diesel fuel commodity forward contracts with aggregate notional amounts of $9 million and outstanding lead commodity forward contracts with aggregate notional amounts of $2 million. The commodity forward contracts have several maturity dates ranging from January 2009 to October 2009. Gains under our commodity forward contracts were $1 million for 2008.

16. Commitments and contingencies

Guarantees

We occasionally provide guarantees that could obligate us to make future payments if the primary entity fails to perform under its contractual obligations. As described below, we have recognized liabilities for some of these guarantees in our consolidated balance sheets as they meet the recognition and measurement provisions of FASB Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of the Indebtedness of Others*. In addition to the liabilities that have been recognized as described below, we are contingently liable for other potential losses under various guarantees. We do not believe that claims that may be made under such guarantees would have a material effect on our financial condition, results of operations, or cash flows.

We have issued residual value guarantees in connection with various leases that extend through 2010. The amount of the guarantees is estimated and recorded as a liability as of October 31, 2008. Our guarantees are contingent upon the fair value of the leased assets at the end of the lease terms.

We obtain certain stand-by letters of credit and surety bonds from third-party financial institutions in the ordinary course of business when required under contracts or to satisfy insurance-related requirements. The amount of outstanding stand-by letters of credit and surety bonds was $62 million at October 31, 2008.

At October 31, 2008, our Canadian operating subsidiary was contingently liable for the residual value, calculated at inception, of $20 million of retail customers' contracts and $35 million of retail leases that are financed by a third party. These amounts approximate the estimated future resale market value of the collateral underlying these contracts and leases at their inception. As of October 31, 2008, we have recorded accruals totaling $3 million and $5 million for potential losses on the retail customers' contracts and retail leases, respectively.

We extend credit commitments to certain truck fleet customers, which allow them to purchase parts and services from participating dealers. The participating dealers receive accelerated payments from us with the result that we carry the receivables and absorb the credit risk related to these customers. At October 31, 2008, we have $31 million of unused credit commitments outstanding under this program.

In addition, we have entered into various guarantees for purchase commitments, credit guarantees, and contract cancellation fees with various expiration dates through 2013 totaling $103 million at October 31, 2008.

In the ordinary course of business, we also provide routine indemnifications and other guarantees, the terms of which range in duration and often are not explicitly defined. We do not believe these will result in claims that would have a material impact on our financial condition, results of operations, or cash flows.

Environmental Liabilities

We have been named a potentially responsible party ("PRP"), in conjunction with other parties, in a number of matters arising under an environmental protection law, the Comprehensive Environmental Response, Compensation, and Liability Act, popularly known as the "Superfund" law. These matters involve sites that allegedly received wastes from current or former Company locations. Based on information available to us which, in most cases, consists of data related to quantities and characteristics of material generated at current or former Company locations, material allegedly shipped by us to these disposal sites, as well as cost estimates from PRPs and/or federal or state regulatory agencies for the cleanup of these sites, a reasonable estimate is calculated of our share, if any, of the probable costs and accruals and recorded in our consolidated financial statements. These accruals are generally recognized no later than completion of the remedial feasibility study and are not discounted to their present value. We review all accruals on a regular basis and believe that, based on these calculations, our share of the potential additional costs for the cleanup of each site will not have a material effect on our financial condition, results of operations, or cash flows.

Three sites formerly owned by us, Solar Turbines in San Diego, California, the West Pullman Plant in Chicago, Illinois, and the Canton Plant in Canton, Illinois, and one site partially owned by us, Wisconsin Steel in Chicago, Illinois, were identified as having soil and groundwater contamination. While investigations and cleanup activities continue at all sites, we believe that we have adequate accruals to cover costs to complete the cleanup of these sites.

In 2007, a former facility location in the City of Springfield, Ohio, which we voluntarily demolished in 2004 and conducted environmental sampling on, was sold to the City of Springfield. The city has obtained funds from the U.S. Environmental Protection Agency and the State of Ohio in 2008 to address relatively minor soil contamination prior to commercial/industrial redevelopment of the site.

We have accrued $17 million and $22 million for these environmental matters, which are included within *Other current liabilities* and *Other noncurrent liabilities*, as of October 31, 2008 and 2007, respectively. The majority of these accrued liabilities are expected to be paid out during the period from 2009 through 2011.

Along with other vehicle manufacturers, we have been subject to an increase in the number of asbestos-related claims in recent years. In general, these claims relate to illnesses alleged to have resulted from asbestos exposure from component parts found in older vehicles, although some cases relate to the alleged presence of asbestos in our facilities. In these claims we are not the sole defendant, and the claims name as defendants numerous manufacturers and suppliers of a wide variety of products allegedly containing asbestos. We have strongly disputed these claims, and it has been our policy to defend against them vigorously. Historically, the actual damages paid out to claimants have not been material in any year to our financial condition, results of operations, or cash flows. It is possible that the number of these claims will continue to grow, and that the costs for resolving asbestos related claims could become significant in the future.

Legal Proceedings

Overview

We are subject to various claims arising in the ordinary course of business, and are parties to various legal proceedings that constitute ordinary routine litigation incidental to our business. The majority of these claims and proceedings relate to commercial, product liability, and warranty matters. In our opinion, apart from the actions set forth below, the disposition of these proceedings and claims, after taking into account recorded accruals and the availability and limits of our insurance coverage, will not have a material adverse effect on our business or our financial condition, results of operations, or cash flows.

Ford Litigation

In January 2007, a complaint was filed against us in Oakland County Circuit Court in Michigan by Ford claiming damages relating to warranty and pricing disputes with respect to certain engines purchased by Ford from us. While Ford's complaint did not quantify its alleged damages, we estimate that Ford may be seeking in excess of $500 million, and that this amount may increase (i) as we continue to sell engines to Ford at a price that Ford alleges is too high and (ii) as Ford pays its customers' warranty claims, which Ford alleges are attributable to us. We disagree with Ford's position and are defending ourselves vigorously in this litigation. We have filed an answer to the complaint denying Ford's allegations in all material respects. We have also asserted affirmative defenses to Ford's claims, as well as counterclaims alleging that, among other things, Ford has materially breached contracts between it and us in several different respects. Based on our investigation to date, we believe we have meritorious defenses to this matter. There can be no assurance, however, that we will be successful in our defense. In June 2007, we filed a separate lawsuit against Ford in the Circuit Court of Cook County, Illinois, for breach of contract relating to the manufacture of new diesel engines for Ford for use in vehicles including the F-150 pickup truck. In that case we are seeking unspecified damages. In September 2007, the judge dismissed our lawsuit against Ford, directing us to proceed with mediation. In February 2008, we re-filed the lawsuit against Ford because the parties were unable to resolve the dispute through mediation.

Securities and Exchange Commission Investigations

In October 2004, we received a request from the staff of the SEC to voluntarily produce certain documents and information related to our accounting practices with respect to defined benefit pension plans and other postretirement benefits. We fully cooperated with this request. Based on the status of the inquiry, we are not able to predict the final outcome.

In January 2005, we announced that we would restate our financial results for 2002 and 2003 and the first three quarters of 2004. Our restated Annual Report on Form 10-K was filed in February 2005. The SEC notified us on February 9, 2005 that it was conducting an informal inquiry into our restatement. On March 17, 2005, we were advised by the SEC that the status of the inquiry had been changed to a formal investigation. On April 7, 2006, we announced that we would restate our financial results for 2002 through 2004 and for the first three quarters of 2005. We were subsequently informed by the SEC that it was expanding the investigation to include this restatement. Our 2005 Annual Report on Form 10-K, which included the restated financial statements, was filed in December 2007. We have been providing information to and fully cooperating with the SEC on this investigation. Based on the status of the investigation, we are not able to predict its final outcome.

Litigation Relating to Accounting Controls and Financial Restatement

In December 2007, a complaint was filed against us by Norfolk County Retirement System and Brockton Contributory Retirement System (collectively "Norfolk"). In March 2008, an additional complaint was filed by Richard Garza. Each of these matters is pending in the United States District Court, Northern District of Illinois.

The plaintiffs in the Norfolk case allege they are shareholders suing on behalf of themselves and a class of other shareholders who purchased shares of the Company's common stock between February 14, 2003 and July 17, 2006. The complaint alleges that the defendants, which include the Company, one of its executive officers, two of its former executive officers, and the Company's former independent accountants, Deloitte & Touche LLP, violated federal securities laws by making false and misleading statements about the Company's financial condition during that period. In March 2008, the court appointed Norfolk County Retirement System and the Plumbers Local Union 519 Pension Trust as joint lead plaintiffs. The plaintiffs in this matter seek compensatory damages and attorneys' fees among other relief. We are currently awaiting the Court's decision on a motion to dismiss that we originally filed on July 7, 2008.

The plaintiff in the Garza case brought a derivative claim on behalf of the Company against one of the Company's executive officers, two of its former executive officers, and certain of its directors, alleging that (i) all of the defendants violated their fiduciary obligations under Delaware law by willfully ignoring certain accounting and financial reporting problems at the Company, thereby knowingly disseminating false and misleading financial information about the Company, (ii) certain of the defendants were unjustly enriched in connection with their sale of Company stock during the December 2002 to January 2006 period, and (iii) defendants violated Delaware law by failing to hold an annual meeting of shareholders. In connection with this last allegation, the plaintiff seeks an order requiring defendants to schedule an annual meeting of shareholders. Otherwise, the plaintiffs in this matter seek compensatory damages, disgorgement of the proceeds of defendants' profits from the sale of Company stock, attorneys' fees, and other equitable relief.

We strongly dispute the allegations in these complaints and will vigorously defend ourselves.

17. Segment reporting

The following is a description of our four reporting segments:

- Our *Truck* segment manufactures and distributes a full line of class 4 through 8 trucks, buses under the International and IC Bus, LLC ("IC") brands, and Navistar Defense, LLC military vehicles. We also produce chassis for motor homes and commercial step-van vehicles under the WCC brand. In an effort to strengthen and maintain our dealer network, this segment occasionally acquires and operates dealer locations for the purpose of transitioning ownership or providing temporary operational assistance. At October 31, 2008 and 2007, we had ownership interests in 21 and 23 Dealcor entities, representing 58 and 66 physical locations, respectively, with our ownership interests ranging from 25% to 100%.

- Our *Engine* segment designs and manufactures diesel engines for use primarily in our class 6 and 7 medium trucks and buses and selected class 8 heavy truck models, and for sale to OEMs primarily in North America. In addition, we produce diesel engines in Brazil primarily for distribution in South America under the MWM brand for sale to OEMs. We have an agreement with Ford to be its exclusive supplier of V-8 diesel engines through mid-2012 for all of its diesel-powered super-duty trucks and vans over 8,500 lbs gross vehicle weight in North America. The Engine segment has made a substantial investment, together with Ford, in the BDP joint venture which is responsible for the sale of service parts to Ford. We believe that the Ford engine unit sales in the North American market will continue at depressed levels and will not revert to historical levels. MWM has recently signed a long term contract with General Motors Corporation to supply diesel engines in Brazil.
- Our *Parts* segment provides customers with proprietary products needed to support the International truck, IC bus, WCC chassis, Navistar Defense, LLC military vehicles, and the MaxxForce™ engine lines. Our Parts segment also provides a wide selection of other standard truck, trailer, and engine service parts. At October 31, 2008, this segment operated 11 regional parts distribution centers that provide 24-hour availability and shipment.
- Our *Financial Services* segment provides retail, wholesale, and lease financing of products sold by the Truck segment and its dealers within the U.S. and Mexico as well as financing for wholesale accounts and selected retail accounts receivable. Our Mexican financial services operations' primary business is to provide wholesale, retail, and lease financing to dealers and retail customers in the Mexican market.

Corporate contains those items that do not fit into our four segments.

Segment Profit (Loss)

We define segment profit (loss) as adjusted earnings (loss) before income tax. Additional information about segment profit (loss) is as follows:

- Beginning in 2008, sales from the Parts segment to the Truck segment, specifically our Dealcors, are recorded as intersegment sales, which are eliminated within "Corporate and Eliminations." Previously, such sales were eliminated within the Truck segment's external sales and revenues. As such, the Parts and Truck segment sales and revenues, in the amounts of $254 million and $187 million in 2007 and 2006, respectively, have been revised to conform to the 2008 presentation.
- Postretirement benefits and medical expense of active employees are allocated to the segments based upon relative workforce data.
- The cost of certain postretirement benefits and medical expenses of retired employees are corporate expenses.
- The UAW master contract and non-represented employee profit sharing, annual incentive compensation, and the costs of the Supplemental Trust are included in corporate expenses, if applicable.
- Interest expense and interest income for the manufacturing operations are reported in corporate expenses.
- Income from non-consolidated affiliates is recorded in the segment in which each affiliate is managed.
- Intersegment purchases and sales between the Truck and Engine segments are recorded at our best estimates of arms-length pricings. The MaxxForce Big-Bore engine program is being treated as a joint program with the Truck and Engine segments sharing in the results of operations of the program.
- Intersegment purchases from the Truck and Engine segments by the Parts segment are recorded at standard production cost.

- We allocate "access fees" to the Parts segment from the Truck and Engine segments for certain engineering and product development costs, depreciation expense, and selling, general and administrative expenses incurred by the Truck and Engine segments based on the relative percentage of certain sales, as adjusted for cyclicality.
- Certain sales financed by the financial services operations primarily NFC, require the manufacturing operations, primarily the Truck segment, and the financial service operations to share a portion of customer losses or the manufacturing operations may be required to repurchase the repossessed collateral from the financial services operations at the principal value of the receivable.
- Certain sales to our dealers include interest-free periods that vary in length. The financial services operations finance these sales and our Truck segment subsidizes and reimburses the financial services operations for those finance charges.
- Other than the items discussed above, the selected financial information presented below is recognized in accordance with our policies described in Note 1, *Summary of significant accounting policies.*

Navistar International Corporation

Notes to Consolidated Financial Statements (Continued)

Selected financial information as of and for the years ended October 31 is as follows:

(in millions)	Truck	Engine	Parts	Financial Services[(A)]	Corporate and Eliminations	Total
October 31, 2008						
External sales and revenues, net	$ 10,314	$ 2,499	$ 1,586	$ 325	$ —	$ 14,724
Intersegment sales and revenues	3	758	238	80	(1,079)	—
Total sales and revenues, net	$ 10,317	$ 3,257	$ 1,824	$ 405	$ (1,079)	$ 14,724
Depreciation and amortization	$ 183	$ 161	$ 7	$ 22	$ 20	$ 393
Interest expense	—	—	—	313	156	469
Equity in income (loss) of non-consolidated affiliates	(14)	80	5	—	—	71
Segment profit (loss)	818	(355)	256	(22)	(506)	191
Segment assets	2,759	1,761	775	4,655	440	10,390
Capital expenditures[(B)]	84	76	6	8	2	176
October 31, 2007						
External sales and revenues, net	$ 7,804	$ 2,798	$ 1,308	$ 385	$ —	$ 12,295
Intersegment sales and revenues	5	663	254	132	(1,054)	—
Total sales and revenues, net	$ 7,809	$ 3,461	$ 1,562	$ 517	$ (1,054)	$ 12,295
Depreciation and amortization	$ 164	$ 159	$ 7	$ 24	$ 17	$ 371
Interest expense	—	—	—	306	196	502
Equity in income of non-consolidated affiliates	6	64	4	—	—	74
Segment profit (loss)	141	128	157	128	(627)	(73)
Segment assets	2,696	2,151	550	5,292	759	11,448
Capital expenditures[(B)]	200	88	7	3	14	312
October 31, 2006						
External sales and revenues, net	$ 9,953	$ 2,596	$ 1,329	$ 322	$ —	$ 14,200
Intersegment sales and revenues	7	876	187	141	(1,211)	—
Total sales and revenues, net	$ 9,960	$ 3,472	$ 1,516	$ 463	$ (1,211)	$ 14,200
Depreciation and amortization	$ 142	$ 176	$ 7	$ 25	$ 14	$ 364
Interest expense	—	—	—	239	192	431
Equity in income of non-consolidated affiliates	4	92	2	—	1	99
Segment profit (loss)	683	(1)	156	147	(590)	395
Segment assets	2,919	2,084	523	5,945	1,359	12,830
Capital expenditures[(B)]	78	129	13	2	8	230

(A) Total sales and revenues in the Financial Services segment include interest revenues of $386 million, $438 million, and $384 million for 2008, 2007, and 2006, respectively.

(B) Exclusive of purchases of equipment leased to others.

Following is information about our two customers from which we derived more than 10% of our consolidated *Sales and revenues, net*:

- Sales of vehicles and service parts to the U.S. government were 27%, 4%, and 2% of consolidated sales and revenues for 2008, 2007, and 2006, respectively. U.S. government receivable balances, related to sales of vehicles and service parts, totaled $314 million and $93 million as of October 31, 2008 and October 31, 2007, respectively.
- Sales of diesel engines to Ford were 7%, 14%, and 12% of consolidated sales and revenues for 2008, 2007, and 2006, respectively. Ford accounted for 44%, 58%, and 61% of our diesel unit volume (including intercompany transactions) for 2008, 2007, and 2006, respectively. Ford receivable balances totaled $84 million and $245 million as of October 31, 2008 and October 31, 2007, respectively.

Information concerning principal geographic areas for the years ended October 31, 2008, 2007, and 2006 is as follows:

(in millions)	2008	2007	2006
Sales and revenues:			
United States	**$ 10,318**	$ 8,483	$ 9,540
Canada	**1,830**	1,618	2,985
Mexico	**1,337**	1,297	948
Brazil	**1,234**	893	724
Other	**5**	4	3
Long-lived assets:			
United States	**$ 1,376**	$ 1,985	$ 2,172
Canada	**191**	191	132
Mexico	**68**	67	59
Brazil	**395**	482	400

We attribute revenues by country based on the selling location. Long-lived assets consist of *Property and equipment, net*, *Goodwill*, and *Intangible assets, net*.

18. Stockholders' deficit

Preferred and Preference Stocks

NIC has authorized 30 million shares of preferred stock, none of which have been issued, with a par value of $1.00 per share. NIC also has authorized 10 million shares of preference stock with a par value of $1.00 per share.

The UAW holds the Series B Nonconvertible Junior Preference Stock ("Series B") and is currently entitled to elect one member of our Board of Directors. As of October 31, 2008 and 2007, there was one share of Series B Preference stock authorized and outstanding.

As of October 31, 2008 and 2007, there were 150,000 and 151,000 shares, respectively, of Series D Convertible Junior Preference Stock ("Series D") issued and outstanding. These shares were issued with a par value of $1.00 per share, an optional redemption price, and a liquidation preference of $25 per share plus accrued dividends. The Series D stock may be converted into NIC common stock at the holder's option (subject to adjustment in certain circumstances); upon conversion each share of Series D stock is converted to 0.3125 shares of common stock. The Series D stock ranks senior to common stock as to dividends and liquidation and receives dividends at a rate of 120% of the cash dividends on common stock as declared on an as-converted basis.

On July 23, 2007, the Company filed a Certificate of Designation to its Restated Certificate of Incorporation creating a series of 110,000 shares of Preferred Stock designated as Junior Participating Preferred Stock, Series A, par value $1.00 per share. The Junior Participating Preferred Stock, Series A are entitled to dividends and shall have the voting and such other rights as provided for in the Certificate of Designation.

Common Stock

NIC has authorized 110 million shares of common stock with a par value of $0.10 per share. There were 71.3 million shares and 70.3 million shares of common stock outstanding, net of common stock held in treasury, at October 31, 2008 and 2007, respectively.

Loans to officers and directors are recorded as reductions of additional paid-in capital. These loans accrue interest at the applicable federal rate (as determined by Section 1274(d) of the Internal Revenue Code) on the common stock purchase dates for loans of stated maturity. The loans are unsecured and interest is compounded annually over a nine-year term. Principal and interest are due at maturity and a loan may be prepaid at any time at the participant's option. Loans to officers and directors, which were made primarily to finance the purchase of shares of NIC common stock, totaled $1 million and $3 million at October 31, 2008 and 2007, respectively. Effective July 31, 2002, we no longer offer such loans. All amounts due under these loans are deemed fully collectible.

In connection with the November 2002 sale of 7.8 million shares of our common stock to three employee benefit plan trusts of Navistar, Inc., one of the agreements included a provision for us to make a payment to the trusts if our common stock was not listed on the New York Stock Exchange ("NYSE") during a specified period. As a result of the delisting of our common stock from the NYSE in February 2007, payments of approximately $15 million were made to the trusts under this agreement during the fourth quarter of 2008.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following as of October 31:

(in millions)	2008	2007	2006
Postretirement benefit plans	$ (947)	$ (278)	$ (690)
Foreign currency translation adjustments	1	126	40
Other postemployment benefits	3	(3)	—
Total	$ (943)	$ (155)	$ (650)

Dividend Restrictions

Under the General Corporation Law of the State of Delaware, dividends may only be paid out of surplus or out of net profits for the year in which the dividend is declared or the preceding year, and no dividend may be paid on common stock at any time during which the capital of outstanding preferred stock or preference stock exceeds our net assets.

Payments of cash dividends and the repurchase of common stock are additionally limited due to restrictions contained in our $1.5 billion Facilities dated January 19, 2007. We have not paid dividends on our common stock since 1980.

19. Earnings (loss) per share

The following table shows the information used in the calculation of our basic and diluted earnings (loss) per share as of October 31:

(in millions, except per share data)	2008	2007	2006
Numerator:			
Net income (loss)	$ 134	$ (120)	$ 301
Add: Interest expense on previously outstanding convertible debt	—	—	6
Net income (loss) available to common stockholders after assumed conversions	$ 134	$ (120)	$ 307
Denominator:			
Weighted average shares outstanding:			
Basic	70.7	70.3	70.3
Effect of dilutive securities—Debt	—	—	4.2
—Stock options	2.5	—	—
Diluted	73.2	70.3	74.5
Basic earnings (loss) per share	$ 1.89	$ (1.70)	$ 4.29
Diluted earnings (loss) per share	$ 1.82	$ (1.70)	$ 4.12

The aggregate shares not included in the computation of diluted earnings (loss) per share, as they would be anti-dilutive, were immaterial in 2008 and 2.2 million and 4.6 million in 2007 and 2006, respectively.

20. Stock-based compensation plans

We have various stock-based compensation plans, approved by the Compensation Committee of the Board of Directors, which provide for granting of stock options to employees and directors for purchase of our common stock at the fair market value of the stock on the date of grant. The grants generally have a 10-year contractual life. Below is a brief description of the material features of each plan.

From March 1, 2006 and continuing through September 11, 2008, we had been subject to the blackout trading rules of Regulation BTR of the SEC, which generally prohibit directors and executive officers of Navistar from engaging in any transaction involving Company stock where participants in an individual account plan (such as a 401(k) plan) are temporarily prohibited from engaging in transactions in the Company's stock in their Company-sponsored individual account plan. We were subject to Regulation BTR because of the delay in filing our 2007 financial results and inability to continue to offer our common stock as an investment option under our 401(k) plans.

Redeemable Equity Securities. In June 2007, we amended the terms of then-outstanding stock options to allow for cash settlement in the event of a change in control and when certain other conditions exist. In May 2008, the terms of then-outstanding stock options were modified to allow net share settlement. In accordance with EITF Topic No. D-98, *Classification and Measurement of Redeemable Securities*, the intrinsic values of the stock options were re-measured at each modification date and vested options have been recorded as *Redeemable equity securities,* which are classified as mezzanine equity on the consolidated balance sheet.

2004 Performance Incentive Plan. Our 2004 Performance Incentive Plan ("2004 Plan") was approved by our Board of Directors and subsequently by our stockholders on February 17, 2004. We subsequently amended the 2004 Plan on April 21, 2004, March 23, 2005, December 13, 2005, April 16, 2007, June 18, 2007, and May 27, 2008. The 2004 Plan replaced, on a prospective basis, our 1994 Performance Incentive Plan and 1998 Supplemental Stock Plan, both of which expired December 16, 2003, and our 1998 Non-Employee Director Stock Option Plan (the "Prior Plans"). No new grants are being made under the Prior Plans and any awards previously granted under the Prior Plans continue to vest and/or are exercisable in accordance with their original terms and conditions. In addition, after February 17, 2004, restoration stock options have been or may be granted under the 2004 Plan. Prior to February 17, 2004, restoration stock options were granted under our 1998 Supplemental Stock Plan (a non-stockholder approved plan), as supplemented by the Restoration Stock Option Program (as more fully described below). In December 2008, the 2004 Plan was further amended to remove the restoration feature for future grants and to comply with certain 409A tax safe harbor regulations. Stock options awarded under the 2004 Plan generally have a term of not more than 10 years and become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant so that in three years the shares are 100% vested. Awards of restricted stock and restricted stock units granted under the 2004 Plan, as well as other award grants, are established by our Board of Directors or committee thereof at the time of issuance. A total of 3,250,000 shares of common stock were reserved for awards under the 2004 Plan. Shares subject to awards under the 2004 Plan, or any other Prior Plans after February 17, 2004, that are cancelled, expired, forfeited, settled in cash, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise terminated without a delivery of shares to the participant become available for awards. As of October 31, 2008, 2,447,366 awards remain outstanding for shares of common stock reserved for issuance under the 2004 Plan.

1994 Performance Incentive Plan. Our 1994 Performance Incentive Plan ("1994 Plan") was approved by our Board of Directors and subsequently by our stockholders on March 16, 1994. For each year during the term of the 1994 Plan, one percent of the outstanding shares of our common stock as of the end of the immediately preceding year were reserved for issuance. Shares not issued in a year carried over to the subsequent year. Forfeited and lapsed shares could be reissued. Stock options awarded under the 1994 Plan generally have a term of not more than 10 years and become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant so that in three years the shares are 100% vested. As of October 31, 2008, 1,583,874 awards remain outstanding for shares of common stock reserved for issuance under the 1994 Plan. Our 1994 Plan expired on December 16, 2003.

The following plans were approved by our Board of Directors but were not approved and were not required to be approved by our stockholders: the 1998 Interim Stock Plan (the "Interim Plan"), the 1998 Supplemental Stock Plan as supplemented by the Restoration Stock Option Program (the "Supplemental Plan"), the Executive Stock Ownership Program (the "Ownership Program"), the 1998 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"), and the Non-Employee Directors Deferred Fee Plan (the "Deferred Fee Plan").

Interim Plan. The Interim Plan was approved by our Board of Directors on April 14, 1998. A total of 500,000 shares of common stock were reserved for awards under the Interim Plan. The Interim Plan is separate from and is intended to supplement the 1994 Plan. The Interim Plan was terminated on April 15, 1999. Stock options awarded under the Interim Plan generally have a term of not more than 10 years and become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. As of October 31, 2008, no awards remain outstanding and no shares of common stock are reserved for issuance under the Interim Plan.

Supplemental Plan. The Supplemental Plan was approved by our Board of Directors on December 15, 1998. A total of 4,500,000 shares of common stock were reserved for awards under the Supplemental Plan. Shares subject to awards under the Supplemental Plan, or any other Plans prior to February 17, 2004, that were cancelled, expired, forfeited, settled in cash, or otherwise terminated without a delivery of shares to the participant of the plan, including shares used to pay the option exercise price of an option issued under the Plan or any other plan or to pay taxes with respect to such an option again became available for awards. The Supplemental Plan is separate from and intended to supplement the 1994 Plan. Stock options awarded under the Supplemental Plan generally have a term of not more than 10 years and become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant so that in three years the shares are 100% vested. Awards of restricted stock granted under the Supplemental Plan were established by our Board of Directors or committee thereof at the time of issuance. In addition, prior to February 17, 2004, the Restoration Stock Option Program supplemented the Supplemental Plan. Under the program, generally an option holder may exercise vested options by presenting shares that have been held for at least six months and have a total market value equal to the option price times the number of options. Restoration options are then granted at the market price in an amount equal to the number of mature shares that were used to exercise the original option, plus the number of shares that are withheld for the required tax liability. Participants who own non-qualified stock options that were vested prior to December 31, 2004, may also defer the receipt of shares of NIC common stock due in connection with a restoration stock option exercise of these options. Participants who elect to defer receipt of these shares will receive deferred stock units. The deferral feature is not available for non-qualified stock options that vest on or after January 1, 2005. As of October 31, 2008, 2,075,921 awards remain outstanding for shares of common stock reserved for issuance under the Supplemental Plan. The Supplemental Plan expired December 16, 2003.

Ownership Program. On June 16, 1997, our Board of Directors approved the terms of the Ownership Program, and has since amended it from time to time. In general, the Ownership Program requires all officers and senior managers to acquire, by direct purchase or through salary or annual bonus reduction, an ownership interest in the Company by acquiring a designated amount of our common stock at specified timelines. Participants are required to hold such stock for the entire period in which they are employed by the Company. Participants may defer their cash bonus into deferred share units ("DSUs"). The DSUs vest immediately. There are 9,342 DSUs (which include 3,607 DSUs granted under the 2004 Plan after February 17, 2004) outstanding as of October 31, 2008. Premium share units ("PSUs") may also be awarded to participants who complete their ownership requirement on an accelerated basis. PSUs vest as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. There were 78,729 PSUs (which includes 29,724 PSUs granted under the 2004 Plan after February 17, 2004) outstanding as of October 31, 2008. Each vested DSU and PSU will be settled by delivery of one share of common stock. Such settlement will occur within 10 days after a participant's termination of employment or at such later date as required by Internal Revenue Code Section Rule 409A. After February 17, 2004, PSU's and DSU's awarded under this program are issued under the 2004 Plan.

Director Stock Option Plan. The Director Stock Option Plan provides for an annual option grant to each non-employee director of the Company to purchase 4,000 shares of our common stock. The option exercise price in each case was 100% of the fair market value of our common stock on the business day following the day of grant. Stock options awarded under the Director Stock Option Plan generally became exercisable in whole or in part after the commencement of the second year of the term of the option for which the term was 10 years. The optionee was also required to remain in the service of the Company for at least one year from the date of grant. The Director Stock Option Plan was terminated on February 17, 2004. Any future grants to non-employee directors will be issued under the 2004 Plan. As of October 31, 2008, 80,500 awards remain outstanding for shares of common stock reserved for issuance under the Director Stock Option Plans.

Deferred Fee Plan. Under the Deferred Fee Plan, non-employee directors may elect to defer payment of all or a portion of their retainer fees and meeting fees in cash (with interest) or in stock units. Deferrals in the deferred stock account are valued as if each deferral was vested in NIC common stock as of the deferral date. Due to the

Blackout Period described above, non-employee directors were precluded from making an election to defer payment of all or a portion of their retainer and meeting fees in stock units for calendar year 2008. As of October 31, 2008, 33,975 deferred shares remain outstanding for shares of common stock reserved for issuance under the Deferred Fee Plan.

There were no options granted in 2008, 2007, or 2006. The following summarizes stock option activity for the years ended October 31:

	2008		2007		2006	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
(shares in thousands)						
Options outstanding, at beginning of year	**7,143**	**$ 34.64**	7,507	$ 34.54	7,843	$ 34.52
Exercised	**(1,366)**	**35.14**	(6)	25.07	(29)	21.31
Forfeited/expired	**(188)**	**32.27**	(358)	32.74	(307)	35.12
Options outstanding, at end of year	**5,589**	**34.60**	7,143	34.64	7,507	34.54
Options exercisable, at end of year	**5,589**	**$ 34.60**	6,443	$ 34.80	5,695	$ 34.41
Options available for grant, at end of year	**1,896**					

The following tables summarize information about stock options outstanding and exercisable at October 31, 2008:

Options Outstanding and Exercisable				
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Aggregate Intrinsic Value
	(in thousands)	(in years)		(in millions)
$ 21.22 – $ 31.81	2,290	5.0	$ 25.70	$ 10
$ 32.18 – $ 41.53	2,274	3.9	39.74	—
$ 42.48 – $ 51.75	1,025	5.1	43.09	—

Compensation expense related to stock options was $2 million in 2008. There is no remaining unrecognized compensation cost related to stock options as of October 31, 2008. The intrinsic value of stock options exercised in 2008 was $49 million.

We utilize the Black-Scholes option pricing model to estimate the fair value of stock options as of the grant date. The use of the Black-Scholes option-pricing model requires us to make certain estimates and assumptions. The risk-free interest rate utilized is the implied yield on U.S. Treasury zero-coupon issues with a remaining term equal to the expected term assumption on the grant date, rounded to the nearest half year. A dividend yield assumption of 0% is used for all grants based on the Company's history of not paying a dividend to any class of stock. The expected volatility for each individual grant is based on the historical adjusted closing prices over a period of time commensurate with the expected term of the option, ending on the date of grant, including as appropriate recent trends in historical volatility and the market implied volatility of the share price based on publicly traded instruments. For options granted each year, we used the history from November 1, 1995 to the beginning of that year to determine the expected life for all grants during that year. The weighted average expected life in years for all grants as a group is then calculated for each year. We monitor share option exercise and employee termination patterns to estimate forfeiture rates.

In April 2008, the Board of Directors approved the 2008 Emergence Long-Term Incentive Grant, under the 2004 Performance Incentive Plan, to certain employees, consultants, and non-employee directors to primarily replace equity-based compensation forgone during the Blackout Period. The grant was for restricted stock units that vest 25% on the first anniversary of the grant date, 25% on the second anniversary, and 50% on the third anniversary. A grant of 542,670 shares, with a fair value of $60.86 per share, was made in the fourth quarter to approximately 270 participants following the expiration of the Blackout Period. Compensation expense related to these awards was approximately $11 million in 2008. The remaining share-based compensation expense expected to be recognized in connection with these awards is approximately $18 million which will generally be recognized on a straight-line basis over the remaining vesting period of the individual awards. We expect to recognize this cost over a weighted average period of 1.3 years. As of October 31, 2008, none of these awards were vested or forfeited.

In connection with the 2004 Performance Incentive Plan, from time to time we award shares of restricted stock to key executives. These shares are issued upon such terms and conditions as approved by the Board or Compensation Committee thereof and typically are contingent on continued service to the Company for a specified period of time (the "vesting period"). During any vesting period, the restricted shares are not transferable, although the executives may have some of the rights of a shareholder, including the rights to vote and to receive dividends. Except in the event of death, disability, or retirement, if the executives fail to satisfy the vesting conditions (such as by terminating employment prior to completion of the vesting period) they forfeit their right to the unvested shares. At October 31, 2008, there were 5,339 restricted stock awards outstanding and unvested. We valued these awards as of their issuance date and are recognizing their cost over the requisite service period of these executives. The share-based compensation expense for these awards in 2008 was less than $1 million. The remaining share-based compensation expense to be recognized in connection with these awards in the future is immaterial. The fair value of restricted stock awards that vested during 2008, 2007, and 2006 was $1 million, $2 million, and $1 million, respectively.

During 2008, the Company received cash of $27 million related to stock awards exercised and did not use cash to settle stock awards. The Company realized a tax benefit from stock awards exercised during 2008 of $1 million but did not realize any tax benefit for 2007 or 2006.

21. Condensed consolidating guarantor and non-guarantor financial information

The following tables set forth condensed consolidating balance sheets as of October 31, 2008 and 2007, and condensed consolidating statements of operations and condensed consolidating statements of cash flows for the years ended October 31, 2008, 2007, and 2006. The information is presented as a result of Navistar, Inc.'s guarantee, exclusive of its subsidiaries, of NIC's indebtedness under its 7.5% Senior Notes due 2011. Navistar, Inc. is a direct wholly-owned subsidiary of NIC. None of NIC's other subsidiaries guarantee any of these notes. The guarantee is full and unconditional. Separate financial statements and other disclosures concerning Navistar, Inc. have not been presented because management believes that such information is not material to investors. Within this disclosure only, "NIC" includes the consolidated financial results of the parent company only, with all of its wholly-owned subsidiaries accounted for under the equity method. Likewise, "Navistar, Inc.," for purposes of this disclosure only, includes the consolidated financial results of its wholly-owned subsidiaries accounted for under the equity method and its operating units accounted for on a consolidated basis. "Non-Guarantor Subsidiaries" includes the combined financial results of all other non-guarantor subsidiaries.

"Eliminations and Other" includes all eliminations and reclassifications to reconcile to the consolidated financial statements. NIC files a consolidated U.S. federal income tax return that includes Navistar, Inc. and its U.S. subsidiaries. Navistar, Inc. has a tax allocation agreement ("Tax Agreement") with NIC which requires Navistar, Inc. to compute its separate federal income tax liability and remit any resulting tax liability to NIC. Tax benefits that may arise from net operating losses of Navistar, Inc. are not refunded to Navistar, Inc. but may be used to offset future required tax payments under the Tax agreement. The effect of the Tax Agreement is to allow NIC, the parent company, rather than Navistar, Inc., to utilize current U.S. taxable losses of Navistar, Inc. and all other direct or indirect subsidiaries of NIC.

We have revised our previously reported condensed consolidating guarantor and non-guarantor statements of cash flows for October 31, 2007 and 2006 to reflect the correction of errors identified in those statements including the errors described in Note 1, *Summary of significant accounting policies*, and errors in reporting of intercompany equity income and intercompany dividends. In certain cases, intercompany equity income previously reported in *Net cash provided by (used in) investment activities* is now reported in *Net cash provided by (used in) operating activities*. Dividends inflows and outflows were previously reported in *Net cash provided by (used in) investment activities* are now reported in *Net cash provided by (used in) operations* for cash inflows and *Net cash provided by (used in) financing activities* for cash outflows. The corrections had no effect on our previously reported condensed consolidated guarantor balance sheets or condensed consolidated guarantor statements of operations, and are not considered material to any previously reported condensed guarantor consolidated statement of cash flows.

During the first quarter of 2008, we revised the presentation of the condensed consolidating guarantor and non-guarantor financial information including the presentation of equity method income on an after-tax basis and the allocation income taxes on a separate return basis. The 2007 and 2006 information has been revised to conform to that presentation.

(in millions)	NIC	Navistar, Inc.	Non-Guarantor Subsidiaries	Eliminations and Other	Consolidated
Condensed Consolidating Statement of Operations for the Year Ended October 31, 2008					
Sales and revenues, net	$ —	$ 7,909	$ 13,524	$ (6,709)	$ 14,724
Costs of products sold	—	7,159	11,355	(6,584)	11,930
All other operating expenses (income)	(74)	1,791	1,063	(106)	2,674
Total costs and expenses	(74)	8,950	12,418	(6,690)	14,604
Equity in income (loss) of non-consolidated affiliates	61	983	68	(1,041)	71
Income (loss) before income tax	135	(58)	1,174	(1,060)	191
Income tax (expense) benefit	(1)	(4)	(47)	(5)	(57)
Net income (loss)	$ 134	$ (62)	$ 1,127	$ (1,065)	$ 134

(in millions)	NIC	Navistar, Inc.	Non-Guarantor Subsidiaries	Eliminations and Other	Consolidated
Condensed Consolidating Balance Sheet as of October 31, 2008					
Assets					
Cash and cash equivalents (includes marketable securities of $2)	$ 534	$ 34	$ 852	$ —	$ 1,420
Finance and other receivables, net	—	222	4,579	(8)	4,793
Inventories	—	664	1,063	(99)	1,628
Goodwill	—	—	297	—	297
Property and equipment, net	—	489	1,017	(5)	1,501
Investments in and advances to non-consolidated affiliates	(3,281)	3,309	203	(75)	156
Deferred taxes, net	1	13	102	—	116
Other	24	88	367	—	479
Total assets	$ (2,722)	$ 4,819	$ 8,480	$ (187)	$ 10,390
Liabilities, redeemable equity securities and stockholders' equity (deficit)					
Debt	$ 1,346	$ 317	$ 4,638	$ (227)	$ 6,074
Postretirement benefits liabilities	—	1,499	147	—	1,646
Amounts due to (from) affiliates	(3,871)	5,908	(2,095)	58	—
Other liabilities	1,155	608	2,357	(98)	4,022
Total liabilities	(1,370)	8,332	5,047	(267)	11,742
Redeemable equity securities	143	—	—	—	143
Stockholders' equity (deficit)	(1,495)	(3,513)	3,433	80	(1,495)
Total liabilities, redeemable equity securities and stockholders' equity (deficit)	$ (2,722)	$ 4,819	$ 8,480	$ (187)	$ 10,390

(in millions)	NIC	Navistar, Inc.	Non-Guarantor Subsidiaries	Eliminations and Other	Consolidated
Condensed Consolidating Statement of Cash Flows for the Year Ended October 31, 2008					
Net cash provided by (used in) operations	$ 104	$ (349)	$ 986	$ 379	$ 1,120
Cash flow from investment activities					
Net change in restricted cash and cash equivalents	1	6	(150)	—	(143)
Net decrease in marketable securities	3	—	1	—	4
Capital expenditures	—	(26)	(192)	3	(215)
Other investing activities	3	(58)	4	72	21
Net cash provided by (used in) investment activities	7	(78)	(337)	75	(333)
Cash flow from financing activities					
Net borrowings (repayments) of debt	—	407	(632)	(481)	(706)
Other financing activities	30	—	(27)	27	30
Net cash provided by (used in) financing activities	30	407	(659)	(454)	(676)
Effect of exchange rate changes on cash and cash equivalents	—	—	(27)	—	(27)
Cash and cash equivalents					
Increase (decrease) during the year	141	(20)	(37)	—	84
At beginning of the year	391	47	339	—	777
Cash and cash equivalents at end of the year	$ 532	$ 27	$ 302	$ —	$ 861

(in millions)	NIC	Navistar, Inc.	Non-Guarantor Subsidiaries	Eliminations and Other	Consolidated
Condensed Consolidating Statement of Operations for the Year Ended October 31, 2007					
Sales and revenues, net	$ —	$ 7,117	$ 9,638	$ (4,460)	$ 12,295
Costs of products sold	—	6,444	8,044	(4,357)	10,131
All other operating expenses (income)	(69)	1,637	898	(155)	2,311
Total costs and expenses	(69)	8,081	8,942	(4,512)	12,442
Equity in income (loss) of non-consolidated affiliates	(191)	643	62	(440)	74
Income (loss) before income tax	(122)	(321)	758	(388)	(73)
Income tax (expense) benefit	2	(4)	(42)	(3)	(47)
Net income (loss)	$ (120)	$ (325)	$ 716	$ (391)	$ (120)

(in millions)	NIC	Navistar, Inc.	Non-Guarantor Subsidiaries	Eliminations and Other	Consolidated
Condensed Consolidating Balance Sheet as of October 31, 2007					
Assets					
Cash and cash equivalents (includes marketable securities of $6)	$ 396	$ 60	$ 746	$ —	$ 1,202
Finance and other receivables, net	—	179	5,253	(13)	5,419
Inventories	—	560	910	(58)	1,412
Goodwill	—	—	353	—	353
Property and equipment, net	—	889	1,199	(2)	2,086
Investments in and advances to non-consolidated affiliates	(2,503)	2,624	149	(116)	154
Deferred taxes, net	1	18	131	—	150
Other	26	204	442	—	672
Total assets	$ (2,080)	$ 4,534	$ 9,183	$ (189)	$ 11,448
Liabilities, redeemable equity securities and stockholders' equity (deficit)					
Debt	$ 1,345	$ 390	$ 5,375	$ (229)	$ 6,881
Postretirement benefits liabilities	—	1,170	157	—	1,327
Amounts due to (from) affiliates	(3,272)	4,900	(1,657)	29	—
Other liabilities	581	1,157	2,307	(71)	3,974
Total liabilities	(1,346)	7,617	6,182	(271)	12,182
Redeemable equity securities	140	—	—	—	140
Stockholders' equity (deficit)	(874)	(3,083)	3,001	82	(874)
Total liabilities, redeemable equity securities and stockholders' equity (deficit)	$ (2,080)	$ 4,534	$ 9,183	$ (189)	$ 11,448

(in millions)	NIC (Revised)	Navistar, Inc. (Revised)	Non-Guarantor Subsidiaries (Revised)	Eliminations and Other (Revised)	Consolidated (Revised)
Condensed Consolidating Statement of Cash Flows for the Year Ended October 31, 2007					
Net cash provided by (used in) operations	$ (321)	$ (645)	$ 935	$ 293	$ 262
Cash flow from investment activities					
Net change in restricted cash and cash equivalents	(1)	25	257	—	281
Net decrease in marketable securities	85	—	45	—	130
Capital expenditures	—	(99)	(250)	—	(349)
Other investing activities	7	65	39	(16)	95
Net cash provided by (used in) investment activities	91	(9)	91	(16)	157
Cash flow from financing activities					
Net borrowings (repayments) of debt	(193)	681	(592)	(702)	(806)
Other financing activities	—	—	(425)	425	—
Net cash provided by (used in) financing activities	(193)	681	(1,017)	(277)	(806)
Effect of exchange rate changes on cash and cash equivalents	—	—	7	—	7
Cash and cash equivalents					
Increase (decrease) during the year	(423)	27	16	—	(380)
At beginning of the year	814	20	323	—	1,157
Cash and cash equivalents at end of the year	$ 391	$ 47	$ 339	$ —	$ 777

(in millions)	NIC	Navistar, Inc.	Non-Guarantor Subsidiaries	Eliminations and Other	Consolidated
Condensed Consolidating Statement of Operations for the Year Ended October 31, 2006					
Sales and revenues, net	$ —	$ 10,471	$ 10,140	$ (6,411)	$ 14,200
Costs of products sold	—	9,328	8,595	(6,220)	11,703
All other operating expenses (income)	(5)	1,763	601	(158)	2,201
Total costs and expenses	(5)	11,091	9,196	(6,378)	13,904
Equity in income (loss) of non-consolidated affiliates	310	648	97	(956)	99
Income (loss) before income tax	315	28	1,041	(989)	395
Income tax (expense) benefit	(14)	—	(82)	2	(94)
Net income (loss)	$ 301	$ 28	$ 959	$ (987)	$ 301

(in millions)	NIC (Revised)	Navistar, Inc. (Revised)	Non-Guarantor Subsidiaries (Revised)	Eliminations and Other (Revised)	Consolidated (Revised)
Condensed Consolidating Statement of Cash Flows for the Year Ended October 31, 2006					
Net cash provided by (used in) operations	$ 311	$ 159	$ (509)	$ (248)	$ (287)
Cash flow from investment activities					
Net change in restricted cash and cash equivalents	1	—	(105)	—	(104)
Net decrease (increase) in marketable securities	(30)	—	10	(25)	(45)
Capital expenditures	—	(166)	(107)	—	(273)
Other investing activities	4	5	(130)	87	(34)
Net cash provided by (used in) investment activities	(25)	(161)	(332)	62	(456)
Cash flow from financing activities					
Net borrowings (repayments) of debt	(18)	16	871	186	1,055
Other financing activities	1	—	—	—	1
Net cash provided by (used in) financing activities	(17)	16	871	186	1,056
Effect of exchange rate changes on cash and cash equivalents	—	—	15	—	15
Cash and cash equivalents					
Increase during the year	269	14	45	—	328
At beginning of the year	545	6	278	—	829
Cash and cash equivalents at end of the year	$ 814	$ 20	$ 323	$ —	$ 1,157

22. Selected quarterly financial data (Unaudited)

Management of NIC, with the concurrence of the audit committee of our Board of Directors, has concluded that our previously issued unaudited condensed consolidated financial statements for the quarters ended January 31, 2008, April 30, 2008, and July 31, 2008 should be restated to correct errors in our Truck segment. The condensed consolidated financial statements for the quarters ended January 31, 2008 and April 30, 2008 included errors that resulted in the misstatements of inventory, accounts payable, and costs of goods sold. The condensed consolidated financial statements for the quarter ended July 31, 2008 included errors that resulted in the misstatements of inventory, accounts receivable, accounts payable, sales of manufactured products, net, and costs of goods sold. The errors primarily resulted from not properly accounting for material price variances, freight variances, and excess and obsolete inventory reserves. In addition, there were errors related to cut off of inventory receipts. The financial information presented below gives effect to the corrections of those errors.

Navistar International Corporation

Notes to Consolidated Financial Statements (Continued)

Quarterly Condensed Consolidated Statements of Operations and Financial Data

	1st Quarter Ended January 31,		2nd Quarter Ended April 30,	
	2008	2007	**2008**	2007
(in millions, except per share data and percentages)				
Sales and revenues, net(B)	**$ 2,954**	$ 3,148	**$ 3,949**	$ 2,990
Manufacturing gross margin(A)(B)	**13.9%**	14.6%	**16.9%**	14.8%
Net income (loss)(B)	**$ (65)**	12	**$ 211**	(25)
Basic earnings (loss) per share(B)	**(0.92)**	0.17	**3.00**	(0.36)
Diluted earnings (loss) per share(B)	**(0.92)**	0.17	**2.88**	(0.36)
Market price range-common stock				
High	**64.45**	44.56	**66.05**	59.50
Low	**43.75**	26.89	**48.00**	39.35

	3rd Quarter Ended July 31,		4th Quarter Ended October 31,	
	2008	2007	**2008**	2007
(in millions, except per share data and percentages)				
Sales and revenues, net(B)	**$ 3,951**	$ 2,956	**$ 3,870**	$ 3,201
Manufacturing gross margin(A)(B)	**21.3%**	14.9%	**15.6%**	15.5%
Net income (loss)(B)	**$ 331**	(4)	**$ (343)**	(103)
Basic earnings (loss) per share(B)	**4.68**	(0.05)	**(4.81)**	(1.46)
Diluted earnings (loss) per share(B)	**4.47**	(0.05)	**(4.81)**	(1.46)
Market price range-common stock				
High	**79.05**	74.60	**63.50**	72.00
Low	**50.29**	53.10	**21.95**	46.00

(A) Manufacturing gross margin is calculated by subtracting *Costs of products sold* from *Sales of manufactured products, net* and dividing that amount by *Sales of manufactured products, net.*

(B) As described above, we have restated previously issued condensed consolidated financial statements for the first three quarters of 2008. The following table sets forth the effects of the restatements on the consolidated statements of operations for the 1st quarter ended January 31, 2008, the 2nd quarter ended April 30, 2008, and the 3rd quarter ended July 31, 2008.

	1st Quarter Ended January 31, 2008			2nd Quarter Ended April 30, 2008			3rd Quarter Ended July 31, 2008		
	As Previously Reported	Restatements	As Restated	As Previously Reported	Restatements	As Restated	As Previously Reported	Restatements	As Restated
(in millions)									
Sales and revenues, net	$2,954	$ —	$2,954	$3,949	$ —	$3,949	$3,954	$ (3)	$3,951
Net income (loss)	(53)	(12)	(65)	215	(4)	211	272	59	331
Basic earnings (loss) per share	(0.75)	(0.17)	(0.92)	3.06	(0.06)	3.00	3.85	0.83	4.68
Diluted earnings (loss) per share	(0.75)	(0.17)	(0.92)	2.94	(0.06)	2.88	3.68	0.79	4.47

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosure***

None.

Item 9A. ***Controls and Procedures***

Introduction

During 2008, we spent considerable time and resources performing extensive analytics and substantive procedures and supporting the audit process to complete six separate financial reports in one year and to become a current and timely filer. In light of these efforts, we were unable to remediate all of our material weaknesses; however, we continue to invest significant time and resources and engage in actions to remediate weaknesses in our internal control over financial reporting.

(a) Evaluation of Disclosure Controls and Procedures

Our evaluation of the effectiveness of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act was performed under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer. The purpose of disclosure controls and procedures is to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosures.

Based on the material weaknesses identified in our internal control over financial reporting as described below, which we view as part of our disclosure controls and procedures, our Chief Executive Officer and Chief Financial Officer have concluded that, as of October 31, 2008, our disclosure controls and procedures were not effective. As described in detail throughout this Item 9A, we continue to take actions to remediate material weaknesses in our internal control over financial reporting.

We continue to use our management certification process to identify matters that might require disclosure and to encourage accountability with respect to the accuracy of our disclosures to strengthen our disclosure controls and procedures. Our process requires multiple levels of management to provide sub-certifications, all of which are aggregated and reported to the Disclosure Committee for assessment and resolution. We utilized this process in preparing this Annual Report on Form 10-K.

(b) Changes in Internal Control over Financial Reporting

As previously disclosed under "Item 9A – Controls and Procedures" in our Annual Report on Form 10-K for the fiscal year ended October 31, 2007, we concluded that our internal control over financial reporting was not effective based on the material weaknesses identified. We reported in our third quarter 2008 Quarterly Report on Form 10-Q that we remediated the material weaknesses related to control environment and internal audit that existed at October 31, 2007. Additionally, we worked throughout the year to remediate other material weaknesses that existed as of October 31, 2007. In the fourth quarter ended October 31, 2008, we had sufficient evidence to conclude that we completed remediation of the following three additional material weaknesses:

- *Information Technology General Controls.* Our remediation actions included:
  - We completed the design and implementation of our computer operations' controls at our various data center locations. We implemented monitoring procedures to ensure we retained evidence to support that our computer operations' controls are functioning as designed and we validated the operational effectiveness of these controls through testing.
  - We implemented policies for our user provisioning process to require performance of semi-annual reviews of access to our key financial systems, databases and supporting infrastructure. Additionally, we implemented monitoring over the system access reviews to ensure they were completed in a timely and effective manner and to ensure that individuals had access compatible with their job responsibilities. In addition, we implemented reviews of weekly reporting from the human resources system to enable our security administrators to remove system access in a timely manner for terminated users.

- We enforced compliance with our system development life cycle process through regular communications and monitoring to ensure that support for program changes was documented, retained, tested, and approved before moving into our production environment. In addition, we implemented monitoring controls over production program changes where we were not able to completely segregate responsibilities between developers and individuals that move production program changes into production.

- *Pension and Other Postretirement Benefits Accounting (OPEB).* Our remediation actions included:

  - Formal and informal meetings are conducted quarterly including key personnel to review the business analytics, significant events and appropriateness of critical assumptions. The revised procedures increased the level of involvement and coordination among the different constituents including Human Resources, Treasury, Corporate Accounting, Actuaries, Health and Productivity, the Chief Financial Officer and VP, Corporate Controller.

  - Accountability for planning, coordinating, and monitoring the postretirement benefits accounting activities has been centralized under the Assistant Corporate Controller.

  - We have developed formal business analytics controls that analyze the appropriateness of the pension and OPEB related balances, including a summary of assumptions, a year over year breakdown and analysis of pension costs, a detailed description on cost drivers, and preliminary estimates for the next fiscal year. These analytics are reviewed with the key constituents mentioned above and areas of concern are researched and resolved. Further, the Chief Financial Officer and VP, Corporate Controller review the overall analytics and the related variance explanations.

  - Corporate Accounting formalized a policy and guidance for accounting for pension and postretirement benefits. Additionally, we hired additional resources with relevant accounting knowledge to further improve our accounting for postretirement benefits.

- *Income Tax Accounting.* Our remediation actions included:

  - Management implemented procedures to validate the positive and negative evidence necessary to determine whether valuation allowances were required to reduce the carrying values of deferred tax assets.

  - We implemented procedures to monitor the operation of the controls for determining the effect of the valuation allowance on the intraperiod tax allocation.

During the quarter ended October 31, 2008, we completed the following changes in our internal control over financial reporting related to seven of our previously reported material weaknesses. These material weaknesses continue to exist as of October 31, 2008 and are described below in *Management's Report on Internal Control over Financial Reporting*.

- *Accounting Policies and Procedures.* We changed the controls over accounting policies and procedures including: (1) We implemented a policy committee to issue new accounting policies and to review and approve updates to existing accounting policies and procedures. The policy committee issued numerous significant accounting policies and guidance to process owners responsible for complying with the policies. (2) Corporate Accounting has formalized a process to review new U.S. GAAP accounting pronouncements, identify those relevant to the Company, and issue the related policies to comply with the pronouncement. (3) A learning and development program was implemented that provides detailed guidance about accounting policies and other technical accounting topics to Company personnel with responsibility for our internal control over financial reporting. Additionally, we issued a new policy requiring all accounting and finance personnel to maintain a minimum level of relevant professional development. (4) Management has developed a process for preparing white papers that document technical accounting positions and accounting practices for unique transactions. These white papers are prepared and reviewed by our technical accounting resources. (5) Comprehensive documentation of our internal control over financial reporting, including direct linking of key controls to significant accounting policies has been established. This documentation enables us to monitor the operating effectiveness of controls across the Company through annual testing.

- *Period End Close Process*: Our consolidation system has been re-configured to ensure that charts of accounts automatically map to the correct consolidated accounts and to provide detailed reporting of local and consolidated account balances. This change in the configuration of our consolidation systems will enable us in future periods to remediate the remaining deficiencies in our monitoring activities and our account reconciliation controls. Monitoring controls have been changed to (1) involve employees with more technical accounting expertise and training and (2) utilize guidance from new accounting policies and checklists. Additionally, we have implemented pre- and post-close meetings with finance and accounting leadership designed to identify and resolve material, unusual, or complex matters.
- *Account Reconciliations*: Management issued new policies, training, and checklists that will enable us to remediate the remaining deficiencies in the controls over account reconciliations. Management implemented monitoring procedures to test account reconciliation policy compliance quarterly and report any noncompliance to the divisional financial officers. As a result, targeted follow up is performed including training and corrective actions to improve compliance.
- *Journal Entries*: Management implemented monitoring procedures to test journal entry policy compliance quarterly and report any noncompliance to the divisional chief financial officers. As a result, targeted follow up is performed including training and corrective actions to improve compliance.
- *Revenue Accounting*: We have updated our revenue recognition policies to mandate specific procedures and requirements for proper revenue recognition and conducted training on these policies. We conducted contract review training to help raise awareness about the importance of considering accounting implications when preparing and approving customer contracts. Additionally, we implemented formal monitoring controls over our national account sales and customer contracts to help ensure proper revenue recognition.
- *Warranty Accounting*. Management implemented interface controls to improve the completeness and accuracy of the claims data and changed the modeling techniques used to calculate the warranty reserves. Also, we have hired additional personnel to provide additional resources to the warranty accounting process.
- *Segregation of Duties*. Management implemented (1) a segregation of duties policy and (2) training and fraud awareness activities designed to raise the consciousness concerning the importance of effectively segregating responsibilities and system user access for initiating, authorizing and recording transactions in the accounting records. Implementation of semi-annual reviews of sensitive accounting transactions has helped to reduce the segregation of duties conflicts. Additionally, we implemented procedures whereby process owners review segregation of duties conflicts regularly, assess the impact to the Company's financial statements and make appropriate modifications to job responsibilities.

There were no other material changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15 and 15d-15 that occurred during the quarter ended October 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

(c) Management's Report on Internal Control over Financial Reporting

We are responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is a process designed by, and under the supervision of, our Chief Executive Officer and Chief Financial Officer and effected by management and our Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company.

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made in accordance with authorization of our management and our Board of Directors.
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements. Also, projections of any evaluation of the effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

We assessed the effectiveness of our internal control over financial reporting as of October 31, 2008 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in *Internal Control — Integrated Framework*. Our assessment identified material weaknesses, as described below. Therefore, we have concluded that our internal control over financial reporting was not effective as of October 31, 2008. Our independent registered public accounting firm, KPMG LLP, has audited the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting as of October 31, 2008. Their report appears in this Annual Report on Form 10-K.

We identified the following material weaknesses as of October 31, 2008:

- *Accounting Policies and Procedures*: We did not have effective management oversight and monitoring controls over compliance with accounting policies and procedures. This entity-level control over financial reporting contributed to the other material weaknesses disclosed herein.
- *Period End Close Process*: We did not have sufficient controls to analyze the reasonableness of the financial information received from our plants, operating segments, and corporate. We did not have controls effective at ensuring the impacts of foreign currency exchange transactions were properly recorded in our financial statements. We also did not effectively operate our review and approval controls related to elimination entries and consolidations. Further, we did not have sufficient monitoring activities in place to timely detect when our controls over the period end close process fail.
- *Account Reconciliations*: We did not operate our controls over account reconciliations effectively. Specifically, the issues occurred at several locations in each segment in various accounts and involved the failure to perform our account reconciliations according to company policy, including resolving reconciling items in a timely manner, maintaining adequate support and conducting sufficient management reviews of the reconciliations. Further, we did not have sufficient monitoring activities in place to timely detect when our controls over account reconciliations fail.
- *Journal Entries:* We did not effectively operate our controls over journal entries. Specifically, our review and approval procedures, which are designed to ensure the completeness, accuracy and appropriateness of the entries recorded in the accounting records, were not operating effectively at several locations in each segment. Further, we did not have sufficient monitoring activities in place to timely detect when our controls over journal entries fail.
- *Revenue Accounting*: We did not effectively operate our revenue accounting controls. Specifically, we did not effectively review our customer contracts in one of our segments to determine revenue recognition and accounting implications. We did not comply with the policies and procedures we designed to ensure revenue was recorded in the proper period at several locations in each segment. The ineffective controls included (1) reviews and approvals over revenue adjustments; (2) comparisons of goods shipped to sales recorded;

and (3) reviews and approvals of invoice exception reports. Further, we did not have sufficient monitoring activities in place to timely detect when our controls over revenue accounting fail.

- *Inventory Accounting*: We did not have effective inventory procedures and supervisory reviews over our inventory accounting controls at several locations in each segment. This includes our procedures for (1) conducting physical inventories, (2) ensuring that our inventory was valued in accordance with our accounting policies, (3) establishing accruals for inventory receipts and (4) developing appropriate criteria for establishing our provisions for inventory obsolescence. Further, we did not have sufficient monitoring activities in place to timely detect when our controls over inventory accounting fail. These deficiencies resulted in the restatement of our 2008 quarterly financial statements.

- *Warranty Accounting*: We did not have sufficient management review over our warranty estimates, key data inputs and trends to ensure completeness and accuracy of the warranty accruals. Further, we did not have sufficient monitoring activities in place to timely detect when our controls over warranty accounting fail.

- *Segregation of Duties:* We did not have effective controls in place to ensure adequate segregation of job responsibilities and system user access for initiating, authorizing and recording transactions in the accounting records across a number of locations in each segment.

For each of the above material weaknesses, there is a reasonable possibility that our internal control over financial reporting will fail to prevent or detect material misstatements in our financial statements.

(d) Management's Remediation Initiatives

We believe that we have made significant improvements in our internal control over financial reporting and are committed to remediating our material weaknesses. Our Sarbanes Oxley compliance function is responsible for helping develop and monitor our short-term and long-term remediation plans. In addition, we have assigned executive owners to each material weakness to oversee the necessary remedial changes to the overall design of our internal control environment and to address the root causes of our material weaknesses. Our leadership team is committed to achieving and maintaining a strong control environment, high ethical standards and financial reporting integrity. This commitment will continue to be communicated to and reinforced with our employees.

Our remediation initiatives summarized below are intended to address our material weaknesses in internal control over financial reporting.

- We will continue to foster awareness and understanding of standards and principles for accounting and financial reporting across our finance and non-finance functions. This includes (1) an integrated approach to monitoring financial performance among our finance and non-finance functions, (2) clarification of specific accounting policies and procedures, (3) effective execution of our accounting training program, and (4) continuous monitoring of compliance with policies and procedures.

- We will continue to enhance the monitoring of processes and controls to ensure that appropriate account reconciliations and journal entry controls are performed, documented, and reviewed as part of our standard procedures.

- We continue to invest in redesigning our period end close process and underlying systems to improve the effectiveness and efficiency, including charts of accounts simplification, automated data capture for better financial analytics and implementation of account reconciliation software to improve monitoring.

- Management will implement stronger inventory procedures and systems and augment our resources to address the inventory accounting material weakness. Specifically, we are changing our procedures for cost accounting, conducting physical inventory counts, establishing accruals for inventory receipts, and establishing our provisions for inventory obsolescence.

- We will continue to improve our monitoring controls for segregation of duties and remove conflicting job responsibilities in a timely manner.

- We will continue to monitor the processes and controls to ensure sustainment of the improvements made to our control environment.

Throughout our remediation process, we continue to rely on extensive, temporary manual procedures and other measures as needed to assist us with meeting the objectives otherwise fulfilled by effective internal control over financial reporting. These procedures include, but are not limited to:

- Conducting additional analyses and substantive procedures, including preparation of account reconciliations and making additional adjustments as necessary to confirm the accuracy and completeness of our financial reporting.
- Hiring additional resources and retaining outside consultants with relevant accounting experience, skills and knowledge, working under our supervision and direction to assist with the account closing and financial statement preparation process.

With the actions described in this Item 9A, we conclude that the consolidated financial statements included in this 2008 Annual Report on Form 10-K fairly present, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with GAAP.

Item 9B. ***Other Information***

None.

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance*

A list of our executive officers and biographical information appears in Part I, Item 1 of this report. Information about our directors may be found under the caption "Proposal 1—Election of Directors" in our Proxy Statement for the Annual Meeting of Stockholders to be held February 17, 2009 (the "Proxy Statement"). Information about our Audit Committee may be found under the caption "Board Meetings, Communications and Committees" and "Audit Committee Report" in the Proxy Statement. That information is incorporated herein by reference.

The information in the Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" and "Code of Conduct" is incorporated herein by reference.

Item 11. *Executive Compensation*

The information in the Proxy Statement set forth under the caption "Compensation" is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information in the Proxy Statement set forth under the captions "Persons Owning More Than Five Percent of Navistar Common Stock" and "Navistar Common Stock Owned by Executive Officers and Directors" is incorporated herein by reference.

Equity Compensation Plan Information for 2008

This table provides information regarding the equity securities authorized for issuance under our equity compensation plans as of October 31, 2008:

Plan Category[1]	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)
Equity compensation plans approved by stockholders	4,031,240[2]	$ 34.8537[3]	1,895,980[4]
Equity compensation plans not approved by stockholders[5]	2,245,036[6]	34.1917[7]	—[8]
Total	6,276,276	N/A	1,895,980

(1) This table does not include information regarding our 401(k) plans. Our 401(k) plans consist of the following: International Truck and Engine Corporation 401(k) Retirement Savings Plan; the IC Corporation 401(k) Plan; International Truck and Engine Corporation 401(k) Plan for Represented Employees; and International Truck and Engine Corporation Retirement Accumulation Plan. As of October 31, 2008, there were 373,290 shares of common stock outstanding and held in these plans.

(2) This number includes stock options granted under our 1994 Performance Incentive Plan (the "1994 Plan") and restoration stock options, deferred share units and premium share units (as described in the Executive Stock Ownership Program discussed below) granted under our 2004 Performance Incentive Plan (the "2004 Plan"). Prior to February 17, 2004, restoration stock options were granted under our 1998 Supplemental Stock Plan (a non-shareowner approved plan), as supplemented by the Restoration Stock Option Program. Under the Restoration Stock Option Program, generally one may exercise vested options by presenting shares that have a total market value equal to the option price times the number of options. Restoration options are then granted at the market price in an amount equal to the number of mature shares that were used to exercise the original option, plus the number of shares that are withheld for the required tax liability. Participants who own non-qualified stock options that were vested prior to December 31, 2004 may also defer the receipt of shares of common stock due in connection with a restoration stock option exercise of these options. Participants who elect to defer receipt of these shares will receive deferred stock units. The deferral feature is not available for non-qualified stock options that vest on or after January 1, 2005. Stock options awarded to employees for the purchase of common stock from the 1994 Plan and the 2004 Plan

were granted at the fair market value of the stock on the date of grant, generally have a 10-year contractual life and generally become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. Awards of restricted stock granted under the 1994 Plan and awards of restricted stock and restricted stock units ("RSUs") granted under the 2004 Plan were established by the Board of Directors or committee thereof at the time of issuance. The 1994 Plan expired on December 16, 2003, and as such no further awards may be granted under the 1994 Plan. As of October 31, 2008, 1,583,874 stock option awards remain outstanding for shares of common stock reserved for issuance under the 1994 Plan, and 1,871,365 stock option awards, 3,607 deferred share units, 29,274 premium share units and 542,670 RSUs remain outstanding for shares of common stock reserved for issuance under the 2004 Plan. For more information on the 2004 Plan see footnote 4 below.

(3) RSUs, deferred share units and premium shares units granted under such plans do not have an exercise price and are settled only for shares of our common stock on a one-for-one basis. These awards have been disregarded for purposes of computing the weighted-average exercise price. For more information on deferred share units and premium share units see the discussion under the paragraph below entitled "The Ownership Program."

(4) Our 2004 Plan was approved by the Board of Directors and the independent Compensation and Governance Committee on October 15, 2003, and, subsequently by our stockholders on February 17, 2004. Our 2004 Plan was subsequently amended on April 21, 2004, March 23, 2005, December 12, 2005, April 16, 2007, June 18, 2007 and May 27, 2008. The 2004 Plan replaced, on a prospective basis, our 1994 Plan, the 1998 Supplemental Stock Plan, both of which expired on December 16, 2003, and our 1998 Non-Employee Director Stock Option Plan (collectively, the "Prior Plans"). A total of 3,250,000 shares of common stock were reserved for awards under the 2004 Plan. Shares subject to awards under the 2004 Plan, or the Prior Plans after February 17, 2004, that are cancelled, expired, forfeited, settled in cash, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise terminated without a delivery of shares to the participant again become available for awards. This number represents the remaining number of unused shares from the year ended October 31, 2008, which are available for issuance for the following year.

(5) The following plans were not approved by our stockholders: The 1998 Interim Stock Plan (the "Interim Plan"), The 1998 Supplemental Stock Plan (as supplemented by the Restoration Stock Option Program (the "Supplemental Plan")), The Executive Stock Ownership Program (the "Ownership Program"), The 1998 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"), and The Non-Employee Directors Deferred Fee Plan (the "Deferred Fee Plan"). Below is a brief description of the material features of each plan, but in each case the information is qualified in its entirety by the text of such plans.

The Interim Plan. The Interim Plan was approved by the Board of Directors on April 14, 1998. A total of 500,000 shares of common stock were reserved for awards under the Interim Plan. As of October 31, 2008, no stock option awards remain outstanding and no shares of common stock are reserved for issuance under the Interim Plan. Stock options awarded to employees under the Interim Plan for the purchase of common stock were granted at the fair market value of the stock on the date of grant, generally have a 10-year contractual life and generally become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. Awards of restricted stock granted under the Interim Plan were established by the Board of Directors or committee thereof at the time of issuance. The Interim Plan is separate from and intended to supplement the 1994 Plan, which was approved by our stockholders. The Interim Plan terminated on April 15, 1999 and as such no further awards may be granted under the Interim Plan.

The Supplemental Plan. The Supplemental Plan was approved by the Board of Directors on December 15, 1998. A total of 4,500,000 shares of common stock are reserved for awards under the Supplemental Plan. Stock options awarded under the Supplemental Plan were granted at the fair market value of the stock on the date of grant, generally have a 10-year contractual life and generally become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. Awards of restricted stock granted under the Supplemental Plan are established by the Board of Directors or committee thereof at the time of issuance. As of October 31, 2008, 2,053,682 stock option awards remain outstanding for shares of common stock reserved for issuance under the Supplemental Plan. Prior to February 17, 2004 the Restoration Stock Option Program was administered under and supplemented by the Supplemental Plan. As of October 31, 2008 there were 22,239 deferred stock units outstanding under the Supplemental Plan which relate to restoration stock options. For more information on the Restoration Stock Option Program, please see the description contained in footnote 2 above. The Supplemental Plan expired December 16, 2003, and as such no further awards may be granted under the Supplemental Plan.

The Ownership Program. On June 16, 1997, the Board of Directors approved the terms of the Ownership Program, and on April 17, 2001, October 15, 2002 and August 30, 2004, the Board of Directors approved certain amendments thereto. In general, the Ownership Program requires all of our officers and senior managers to acquire, by direct purchase or through salary or annual bonus reduction, an ownership interest in NIC by acquiring a designated amount of our common stock at specified timelines. Participants are required to hold such stock for the entire period in which they are employed by the company. Participants may defer their cash bonus into deferred share units ("DSUs"). These DSUs vest immediately. There were 9,342 DSUs (which includes 3,607 DSUs granted under the 2004 PIP after February 17, 2004) outstanding as of October 31, 2008. Premium share units ("PSUs") may also be awarded to participants who complete their ownership requirement on an accelerated basis. PSUs vest as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. There were 78,629 PSUs (which includes 29,274 PSUs granted under the 2004 PIP after February 17, 2004) outstanding as of October 31, 2008. Each vested DSU and PSU will be settled by delivery of one share of common stock. Such settlement will occur within 10 days after a participant's termination of employment. DSUs and PSUs are no longer granted under the Ownership Program but instead are granted under the 2004 Plan.

The Director Stock Option Plan. The Director Stock Option Plan was approved by the Board of Directors on December 16, 1997 and amended on December 11, 2001. A total of 250,000 shares of common stock are reserved for awards under the Director Stock Option Plan. The Director Stock Option Plan provides for an annual grant to each of our non-employee directors an option to purchase 4,000 shares of common stock. The option price in each case will be 100% of the fair market value of the common stock on the business day following the day of grant. As of October 31, 2008, 80,500 stock option awards remain outstanding for shares of common stock reserved for issuance under the Director Stock Option Plan. Stock options awarded under the Director Stock Option Plan generally become exercisable in whole or in part after the commencement of the second year of the term of the option, which term is 10 years. The optionee is also required to remain in the service of the company for at least one year from the date of grant. The Director Stock Option Plan was terminated on February 17, 2004. All future grants to non-employee directors will be issued under the 2004 Plan.

The Deferred Fee Plan. Under the Deferred Fee Plan, directors may elect to receive all or a portion of their annual retainer fees (in excess of their mandatory one-fourth restricted stock grant (as discussed above)) and meeting fees in cash or restricted stock, or they may defer payment of those fees in cash (with interest) or in phantom stock units. Deferrals in the deferred stock account are valued as if each deferral was vested in common stock as of the deferral date. As of October 31, 2008, there were 33,975 outstanding deferred stock units under the Deferred Fee Plan.

(6) Includes 22,239 deferred stock units granted under the Supplemental Plan, 5,735 DSUs and 48,905 PSUs granted under the Ownership Program and 33,975 deferred stock units granted under the Deferred Fee Plan; all of which were outstanding as of October 31, 2008 under such plans.

(7) Since the deferred stock units and DSUs and PSUs granted under such plans do not have an exercise price and are settled only for shares of our common stock on a one-for-one basis, these awards have been disregarded for purposes of computing the weighted-average exercise price.

(8) Upon approval of the 2004 Plan by our stockholders on February 17, 2004, the Supplemental Plan and the Director Stock Option Plan were terminated, and there are no longer any shares available for issuance under these plans. There is no limit on the number of securities representing deferred share units remaining available for issuance under the Ownership Program or the Deferred Fee Plan.

Item 13. *Certain Relationships and Related Transactions and Director Independence*

The information set forth in the Proxy Statement under the captions "Related Party Transactions and Approval Policy" and "Director Independence Determinations" is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

Information concerning principal accountant fees and services appears in the Proxy Statement under the heading "Independent Registered Public Accounting Firm Fee Information" and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

Financial Statements

See Item 8—Financial Statements and Supplementary Data

Financial statement schedules are omitted because of the absence of the conditions under which they are required or because information called for is shown in the consolidated financial statements and notes thereto.

All exhibits other than those indicated above are omitted because of the absence of the conditions under which they are required or because the information called for is shown in the financial statements and notes thereto in the 2008 Annual Report on Form 10-K.

NAVISTAR INTERNATIONAL CORPORATION
AND CONSOLIDATED SUBSIDIARIES

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVISTAR INTERNATIONAL CORPORATION
(Registrant)

/s/ JOHN P. WALDRON

John P. Waldron
Vice President and Controller
(Principal Accounting Officer)

December 30, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DANIEL C. USTIAN **Daniel C. Ustian**	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	December 30, 2008
/s/ TERRY M. ENDSLEY **Terry M. Endsley**	Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)	December 30, 2008
/s/ Y. MARC BELTON **Y. Marc Belton**	Director	December 30, 2008
/s/ EUGENIO CLARIOND **Eugenio Clariond**	Director	December 30, 2008
/s/ JOHN D. CORRENTI **John D. Correnti**	Director	December 30, 2008
/s/ DR. ABBIE J. GRIFFIN **Dr. Abbie J. Griffin**	Director	December 30, 2008
/s/ MICHAEL N. HAMMES **Michael N. Hammes**	Director	December 30, 2008
/s/ DAVID D. HARRISON **David D. Harrison**	Director	December 30, 2008
/s/ JAMES H. KEYES **James H. Keyes**	Director	December 30, 2008
/s/ STEVEN J. KLINGER **Steven J. Klinger**	Director	December 30, 2008
/s/ DENNIS D. WILLIAMS **Dennis D. Williams**	Director	December 30, 2008

EXHIBIT 3

NAVISTAR INTERNATIONAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

ARTICLES OF INCORPORATION AND BY-LAWS

The following documents of Navistar International Corporation are incorporated herein by reference:

3.1 Restated Certificate of Incorporation of Navistar International Corporation effective July 1, 1993. Filed as Exhibit 3.2 to Annual Report on Form 10-K for the period ended October 31, 1993, which was dated and filed on January 27, 1994. Commission File No. 1-9618, and amended as of May 4, 1998.

3.2 Certificate of Retirement of Stock filed with the Secretary of State for the State of Delaware effective July 30, 2003 retiring the Class B common stock of Navistar International Corporation in accordance with the Restated Certificate of Incorporation of Navistar International Corporation. Filed as Exhibit 3.2 to Quarterly Report on Form 10-Q for the period ended July 31, 2003, which was dated and filed on September 12, 2003. Commission File No. 001-09618.

3.3 The Amended and Restated By-Laws of Navistar International Corporation effective August 26, 2008 (marked to indicate all changes from the June 17, 2008 version). Filed as Exhibit 3.3 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

3.4 Certificate of Designation, Preferences and Rights of Junior Participating Preferred Stock, Series A filed with the Secretary of State for the State of Delaware effective July 23, 2007 establishing the Series A Preferred Stock of Navistar International Corporation in accordance with the Restated Certificate of Incorporation of Navistar International Corporation. Filed as Exhibit 3.1 to Current Report on Form 8-K which was dated and filed on July 23, 2007. Commission File No. 001-09618.

EXHIBIT 4

NAVISTAR INTERNATIONAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS, INCLUDING INDENTURES

The following instruments of Navistar International Corporation and its principal subsidiary Navistar, Inc., and its principal subsidiary Navistar Financial Corporation, defining the rights of security holders are incorporated herein by reference.

4.1 Navistar International Corporation Restated Stock Certificate filed as Exhibit 4.20 to Form 10-Q for the period ended January 31, 2002, which was dated and filed March 11, 2002. Commission File No. 1-9618.

4.2 Indenture, dated as of March 25, 2002, by and among Navistar Financial Corporation, Navistar International Corporation and BNY Midwest Trust Company, as Trustee, for Navistar Financial Corporation's 4.75% Subordinated Exchangeable Notes due 2009 for $220,000,000. Filed as Exhibit 4.1 to Form S-3 dated May 1, 2002 and filed May 7, 2002. Registration No. 333-87716.

4.3 Registration Rights Agreement, dated as of March 25, 2002, by and among Navistar Financial Corporation, Navistar International Corporation, Salomon Smith Barney, Inc. and Banc of America Securities, LLC. Filed as Exhibit 4.2 to Form S-3 dated May 1, 2002 and filed May 7, 2002. Registration No. 333-87716.

4.4 Registration Rights Agreement, dated as of November 8, 2002, by and between Navistar International Corporation and the Investors party thereto. Filed as Exhibit 4.3 to Form S-3 dated and filed December 6, 2002. Registration No. 333-101684.

4.5 Indenture, dated as of June 2, 2004, by and among Navistar International Corporation, International Truck and Engine Corporation and BNY Midwest Trust Company, as Trustee, for 7 1/2% Senior Notes due 2011 for $250,000,000. Filed as Exhibit 4.1 to Form 8-K dated and filed June 4, 2004. Commission File No. 001-09618.

4.6 First Supplement to Indenture, dated as of June 2, 2004, by and among Navistar International Corporation, International Truck and Engine Corporation and BNY Midwest Trust Company, as Trustee, for 7 1/2% Senior Notes due 2011 for $250,000,000. Filed as Exhibit 4.2 to Form 8-K dated and filed June 4, 2004. Commission File No. 001-09618.

4.7 First Supplement to Indenture, dated as of June 11, 2004, by and among Navistar Financial Corporation, Navistar International Corporation and BNY Midwest Trust Company, as Trustee, for Navistar Financial Corporation's 4.75% Subordinated Exchangeable Notes due 2009 for $220,000,000. Filed as Exhibit 4.33 to Form 10-Q for the period ended July 31, 2004, which was dated and filed September 10, 2004. Commission File No. 001-09618.

4.8 500,000,000 Mexican Peso Short Term Commercial Paper Program (Programa de Certificados Bursátiles a Corto Plazo) authorized on April 15, 2005, by Servicios Financieros Navistar, S.A. de C.V. and placed in the market by the intermediate underwriter ScotiaInverlat Casa de Bolsa, S.A. de C.V. The Registrant agrees to furnish to the Commission upon request a copy the agreement dated April 27, 2005 between the two parties, which it has elected not to file under the provisions of Regulation 601(b)(4)(iii).

4.9 250,000,000 Mexican Peso Short Term Commercial Paper Program (Programa de Certificados Bursátiles a Corto Plazo) authorized on May 21, 2007, by Arrendadora Financiera Navistar, S.A. de C.V. Organizacion auuxiliary de Credito and placed in the market by the intermediate underwriter ScotiaInverlat Casa de Bolsa, S.A. de C.V. The Registrant agrees to furnish to the Commission upon request a copy of the agreement dated May 23, 2007 between the two parties, which it has elected not to file under the provisions of Regulation 601(b)(4)(iii).

4.10 Second Supplement to Indenture, dated as of March 6, 2006, by and among Navistar International Corporation, International Truck and Engine Corporation and BNY Midwest Trust Company, as Trustee, for 7 1/2% Senior Notes due 2011 for $250,000,000. Filed as Exhibit 4.39 to Form 8-K dated and filed March 8, 2006. Commission File No. 001-09618.

4.11 Second Supplement to Indenture, dated as of March 24, 2006, by and among Navistar Financial Corporation, Navistar International Corporation and BNY Midwest Trust Company, as Trustee, for Navistar Financial Corporation's 4.75% Subordinated Exchangeable Notes due 2009 for $220,000,000. Filed as Exhibit 4.40 to Form 8-K dated and filed March 24, 2006. Commission File No. 001-09618.

4.12 Trust Agreement between Servicios Financieros Navistar, S. A. de C. V., Sociedad Financiera de Objeto Limitado, a wholly owned subsidiary of the Registrant, and Banco J.P. Morgan, S.A., Institution de Banca Multiple, J. P. Morgan Grupo Financiero, Division Fiduciaria as trustee creating irrevocable trust No. F/00098 dated December, 2004 under which the trust issued and placed in the Mexican Stock Exchange, Certificados Bursatiles, Series A, having an aggregate original principal amount of $516,000,000.00 Mexican Pesos, under the revolving securitization program authorized by the Mexican National Banking and Securities Commission in an aggregate amount of $1,100,000.00 Mexican Pesos. Filed as Exhibit 10.44 to Form 10-K for the period ended October 31, 2004, which was dated February 14, 2005, and filed February 15, 2005. Commission File No. 001-09618. This document is an English translation of the Mexican language original. The Registrant agrees to furnish to the Commission upon request a copy of the Mexican language original.

Instruments defining the rights of holders of other unregistered long-term debt of Navistar and its subsidiaries have been omitted from this exhibit index because the amount of debt authorized under any such instrument does not exceed 10% of the total assets of the Registrant and its consolidated subsidiaries. The Registrant agrees to furnish a copy of any such instrument to the Commission upon request.

EXHIBIT 10

NAVISTAR INTERNATIONAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

MATERIAL CONTRACTS

The following documents of Navistar International Corporation, its principal subsidiary Navistar, Inc. and its indirect subsidiary Navistar Financial Corporation are incorporated herein by reference.

10.1 Pooling and Servicing Agreement dated as of June 8, 1995, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Chemical Bank, as 1990 Trust Trustee, and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 4.1 to Navistar Financial Securities Corporation's Form 8-K dated and filed December 12, 2003. Commission File No. 033-87374.

10.2 First Amendment to the Pooling and Servicing Agreement dated as of September 12, 1995, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 10.103 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.3 Second Amendment to the Pooling and Servicing Agreement dated as of March 27, 1996, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 10.104 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.4 Third Amendment to the Pooling and Servicing Agreement dated as of July 17, 1998, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 10.105 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.5 Fourth Amendment to the Pooling and Servicing Agreement dated as of June 2, 2000, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 4.7 to Navistar Financial Securities Corporation's Form S-3/A dated and filed June 12, 2000. Commission File No. 333-32960.

10.6 Fifth Amendment to the Pooling and Servicing Agreement dated as of July 13, 2000, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 4.2 to Navistar Financial Dealer Note Master Trust's Form 8-K dated July 13, 2000 and filed July 14, 2000. Commission File No. 033-36767-03.

10.7 Sixth Amendment to the Pooling and Servicing Agreement dated as of October 31, 2003, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 4.7 to Navistar Financial Dealer Note Master Owner Trust's Form S-3/A dated and filed December 23, 2003. Commission File No. 333-104639-01.

10.8 Seventh Amendment to the Pooling and Servicing Agreement dated as of June 10, 2004, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, as Master Trust Trustee. Filed as Exhibit 4.6 to Navistar Financial Dealer Note Master Owner Trust's Form 8-K dated June 10, 2004 and filed June 14, 2004. Commission File No. 333-104639-01.

10.9 Series 2000-VFC Supplement to the Pooling and Servicing Agreement, dated as of January 28, 2000, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and the Bank of New York, as Master Trust Trustee on behalf of the Series 2000-VFC Certificateholders. Filed as Exhibit 10.71 to Navistar Financial Corporation's Form 10-Q for the period ended January 31, 2005, which was dated and filed April 19, 2005. Commission File No. 001-04146.

10.10 Amendment No. 1 dated as of January 22, 2003 to the Series 2000-VFC Supplement to the Pooling and Servicing Agreement dated January 28, 2000, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, and the Bank of New York, as Master Trust Trustee. Filed as Exhibit 10.72 to Navistar Financial Corporation's Form 10-Q for the period ended January 31, 2005, which was dated and filed April 19, 2005. Commission File No. 001-04146.

10.11 Amendment No. 2 dated October 25, 2007 to the Series 2000-VFC Supplement to the Pooling and Servicing Agreement dated January 28, 2000, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, a New York banking corporation, as Master Trust Trustee. Filed as Exhibit 10.149 to Navistar Financial Corporation's Form 10-K on December 10, 2007. Commission File No. 001-04146.

10.12 Certificate Purchase Agreement, dated as of January 28, 2000, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Receivables Capital Corporation, as the Conduit Purchaser and Bank of America, National Association, as Administrative Agent for the Purchasers, and as a Committed Purchaser. Filed as Exhibit 1.1 to Navistar Financial Securities Corporation's Form 8-K dated and filed February 24, 2000. Commission File No. 033-87374.

10.13 Extension to the Certificate Purchase Agreement, dated as of January 25, 2001, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Receivables Capital Corporation, as the Conduit Purchaser and Bank of America, National Association, as a Committed Purchaser. Filed as Exhibit 10.106 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.14 Extension and Amendment to the Certificate Purchase Agreement, dated as of January 23, 2002, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Receivables Capital Corporation, as the Conduit Purchaser and Bank of America, National Association, as a Committed Purchaser. Filed as Exhibit 10.107 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.15 First Amendment to the Certificate Purchase Agreement, dated as of January 27, 2003, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Receivables Capital Corporation, as the Conduit Purchaser and Bank of America, National Association, as Administrative Agent for the Purchasers and as a Committed Purchaser. Filed as Exhibit 10.108 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.16 Extension dated February 20, 2004 to the Certificate Purchase Agreement, dated as of January 28, 2000, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as conduit purchaser and assignee of Receivables Capital Corporation, and Bank of America, National Association, as Administrative Agent for the Purchasers, and as a Committed Purchaser. Filed as Exhibit 10.134 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.17 Amended and Restated Certificate Purchase Agreement, dated as of December 27, 2004, among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding Corp., as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers, a Managing Agent, and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.73 to Navistar Financial Corporation's Form 10-Q for the period ended January 31, 2005, which was dated and filed April 19, 2005. Commission File No. 001-04146.

10.18 Extension to Amended and Restated Certificate Purchase Agreement, dated as of December 19, 2005, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding Corporation, as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.109 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.19 Amendment dated October 31, 2006 to the Amended and Restated Certificate Purchase Agreement, dated as of December 27, 2004, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.132 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.20 Amendment, Wavier and Extension dated March 24, 2006 to the Amended and Restated Certificate Purchase Agreement, dated as of December 27, 2004, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding Corporation, as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.133 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.21 Amendment, Waiver and Extension to Amended and Restated Certificate Purchase Agreement, dated as of May 26, 2006, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding Corporation, as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.110 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.22 Amended and Restated Certificate Purchase Agreement dated as of October 23, 2007 to the amended and restated Certificate dated December 27, 2004, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding LLC (f/k/a Liberty Street Funding Corporation), as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.147 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.23 Amended and Restated Fee Letter dated as of October 23, 2007 to the Restated Fee Letter dated May 26, 2006 by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding LLC (f/k/a Liberty Street Funding Corporation), as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.148 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.24 Waiver and Extension dated December 7, 2007 to the Amended and Restated Certificate Purchase Agreement dated December 27, 2004 by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding LLC (f/k/a Liberty Street Funding Corporation), as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.6 to Navistar Financial Corporation's Form 8-K dated and filed December 14, 2007. Commission File No. 001-04146.

10.25 Amendment, Waiver and Extension to Amended and Restated Certificate Purchase Agreement, dated as of January 31, 2007, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding Corporation, as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.111 to Navistar Financial Corporation's Form 10-K dated and filed December 10, 2007. Commission File No. 001-04146.

10.26 Master Owner Trust Agreement dated as of June 10, 2004, between Navistar Financial Securities Corporation, as Seller and Chase Manhattan Bank USA, N.A. as Master Owner Trust Trustee. Filed as Exhibit 4.5 to Navistar Financial Dealer Note Master Owner Trust's Form 8-K dated June 10, 2004 and filed June 14, 2004. Commission File No. 333-104639-01.

10.27 Indenture, dated as of June 10, 2004, between Navistar Financial Dealer Notes Master Owner Trust, as Issuer and the Bank of New York, as Indenture Trustee. Filed as Exhibit 4.2 to Navistar Financial Dealer Note Master Owner Trust's Form 8-K dated June 10, 2004 and filed June 14, 2004. Commission File No. 333-104639-01.

10.28 Series 2005-1 Indenture Supplement to the Indenture, dated as of February 28, 2005, between Navistar Financial Dealer Note Master Owner Trust, as Issuer, and The Bank of New York, as Indenture Trustee. Filed as Exhibit 4.1 to Navistar Financial Dealer Note Master Owner Trust's Form 8-K dated March 3, 2005 and filed March 4, 2005. Commission File No. 333-104639-01.

*10.29 Navistar International Corporation 1988 Non-Employee Director Stock Option Plan amended as of March 20, 1996. Filed as Exhibit 10.19 to Form 10-K for the period ended October 31, 1997, which was dated and filed December 22, 1997. Commission File No. 001-09618.

*10.30 Navistar International Corporation 1994 Performance Incentive Plan, as amended. Filed as Exhibit 10.31 to Form 10-Q for the period ended January 31, 2002, which was dated and filed March 11, 2002. Commission File No. 001-09618.

*10.31 Navistar International Corporation 1998 Supplemental Stock Plan, as amended and supplemented by the Restoration Stock Option Program. Filed as Exhibit 10.32 to Form 10-Q for the period ended January 31, 2002, which was dated and filed March 11, 2002 Commission File No. 1-9618.

*10.32 Board of Directors resolution amending the 1994 Performance Incentive Plan, the 1998 Supplemental Stock Plan and the 1998 Non-Employee Director Stock Option Plan to prohibit the repricing and discounting of options. Filed as Exhibit 10.36 to Form 10-K for the period ended October 31, 2003, which was dated December 18, 2003 and filed December 19, 2003. Commission File No. 001-09618.

*10.33 Board of Directors resolution terminating the 1998 Non-Employee Directors Plan. Filed as Exhibit 10.39 to Form 10-Q for the period ended April 30, 2004, which was dated and filed June 9, 2004. Commission File No. 001-09618.

*10.34 Navistar International Corporation's offer of employment to William Caton, a new executive officer of Navistar, which contains the terms and conditions of certain compensation awards. Filed as Exhibit 10.1 to Form 8-K dated and filed October 4, 2005. Commission File No. 001-09618.

10.35 Credit Agreement dated January 19, 2007 among Navistar International Corporation, as Borrower, the Subsidiary Guarantors party thereto, the Lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent for the Lenders, and the other Agents party thereto. Filed as Exhibit 10.59 to Form 8-K/A dated and filed January 25, 2007. Commission File No. 001-09618.

*10.36 Board of Directors resolution approving an amended to Navistar International Corporation's Amended and Restated Executive Stock Ownership Program dated September 1, 2004 to toll the time period in which a participant has for meeting the stock ownership requirements of, and ability to earn premium shares under, the program. Filed as Exhibit 10.68 to Form 8-K dated and filed February 26, 2007. Commission File No. 001-09618.

*10.37 & 10.38 Compensation Committee and Board of Directors resolutions approving certain technical amendments to Navistar's 1994 Performance Incentive Plan, 1998 Supplemental Stock Plan, 1998 Interim Stock Plan, 1998 Non-Employee Directors Stock Option Plan and 2004 Performance Incentive Plan. Filed as Exhibits 10.69 and 10.70 to Form 8-K dated and filed April 20, 2007. Commission File No. 001-09618.

*10.39 & 10.40 Compensation Committee and Board of Directors resolutions approving certain change of control amendments to Navistar's 2004 Performance Incentive Plan, 1998 Non-Employee Directors Stock Option Plan, 1988 Non-Employee Directors Stock Option Plan, 1994 Performance Incentive Plan, 1998 Supplemental Stock Plan and 1998 Interim Stock Plan. Filed as Exhibits 10.72 and 10.73 to Form 8-K dated and filed June 22, 2007. Commission File No. 001-09618.

10.41 Amended and Restated Credit Agreement dated July 1, 2005 among Navistar Financial Corporation, Arrendadora Financiera Navistar, S.A. De C.V., Servicios Financieros Navistar, S.A. De C.V. and Navistar Comercial, S.A. De C.V., as Borrowers, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as the Syndication Agent, the Bank of Nova Scotia, as Documentation Agent, J.P Morgan Securities Inc. and Banc of America Securities, LLC, as Joint Book Managers and Joint Lead Arrangers and the lenders party thereto. Filed as Exhibit 10.01 to Navistar Financial Corporation's Form 8-K dated and filed September 1, 2005. Commission File No. 001-04146.

10.42 Amended and Restated Security, Pledge and Trust Agreement dated as of July 1, 2005, between Navistar Financial Corporation and Deutsche Bank Trust Company Americas, as Trustee, pursuant to the terms of the Credit Agreement. Filed as Exhibit 10.02 to Navistar Financial Corporation's Form 8-K dated and filed July 1, 2005. Commission File No. 001-04146.

10.43 First Waiver and Consent dated January 17, 2006 to Amended and Restated Credit Agreement dated July 1, 2005 among Arrendadora Financiera Navistar, S.A. De C.V., Organizacion Auxiliar del Credito, Servicios Financieros Navistar, S.A. De C.V., Sociedad Financiera De Objecto Limitado, Navistar Comercial, S.A. De C.V., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent and The Bank of Nova Scotia, as documentation agent. Filed as Exhibit 99.1 to Navistar Financial Corporation's Form 8-K dated and filed March 8, 2006. Commission File No. 001-04146.

10.44 Second Waiver and Consent dated March 2, 2006 to Amended and Restated Credit Agreement dated July 1, 2005 among Arrendadora Financiera Navistar, S.A. De C.V., Organizacion Auxiliar del Credito, Servicios Financieros Navistar, S.A. De C.V., Sociedad Financiera De Objecto Limitado, Navistar Comercial, S.A. De C.V., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent and The Bank of Nova Scotia, as documentation agent. Filed as Exhibit 99.2 to Navistar Financial Corporation's Form 8-K dated and filed March 8, 2006. Commission File No. 001-04146.

10.45 Third Waiver and Consent dated November 16, 2006 to Amended and Restated Credit Agreement dated July 1, 2005 among Arrendadora Financiera Navistar, S.A. De C.V., Organizacion Auxiliar del Credito, Servicios Financieros Navistar, S.A. De C.V., Sociedad Financiera De Objecto Limitado, Navistar Comercial, S.A. De C.V., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent and The Bank of Nova Scotia, as documentation agent. Filed as Exhibit 10.1 to Navistar Financial Corporation's Form 8-K dated and filed November 20, 2006. Commission File No. 001-04146.

10.46 First Amendment dated March 28, 2007 to Amended and Restated Credit Agreement dated July 1, 2005 among Arrendadora Financiera Navistar, S.A. De C.V., Organizacion Auxiliar del Credito, Servicios Financieros Navistar, S.A. De C.V., Sociedad Financiera De Objecto Limitado, Navistar Comercial, S.A. De C.V., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent and The Bank of Nova Scotia, as documentation agent. Filed as Exhibit 10.1 to Navistar Financial Corporation's Form 8-K dated March 28, 2007 and filed April 3, 2007. Commission File No. 001-04146.

10.47 ABL Credit Agreement dated June 15, 2007 among International Truck and Engine Corporation and four of its other manufacturing subsidiaries, namely, IC Corporation, IC of Oklahoma, LLC, SST Truck Company LP and International Diesel of Alabama, LLC, the lenders thereto, Credit Suisse, as administrative agent, Bank of America, N.A., as collateral agent, Banc of America Securities LLC and JPMorgan Chase Bank, N.A., as co-syndication agents, General Electric Capital Corporation and Wachovia Capital Finance Corporation (Central), as co-documentation agents, Credit Suisse Securities (USA) LLC, Banc of America Securities LLC and J.P. Morgan Securities Inc. as joint lead bookrunners, and Credit Suisse Securities (USA) LLC and Banc of America Securities LLC, as joint lead arrangers. Filed as Exhibit 10.71 to Form 8-K dated and filed June 19, 2007. Commission File No. 001-09618.

10.48 Second Amendment and Fourth Waiver dated October 23, 2007 to Amended and Restated Credit Agreement dated July 1, 2005 among Arrendadora Financiera Navistar, S.A. De C.V., Organizacion Auxiliar del Credito, Servicios Financieros Navistar, S.A. De C.V., Sociedad Financiera De Objecto Limitado, Navistar Comercial, S.A. De C.V., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent and The Bank of Nova Scotia, as documentation agent. Filed as Exhibit 10.1 to Navistar Financial Corporation's Form 8-K dated and filed October 23, 2007. Commission File No. 001-04146.

*10.49 Compensation Committee of the Board of Directors resolution recommending the appointment of Mr. William A. Caton as Executive Vice President and Chief Financial Officer of Navistar, increasing his annual base salary by $95,000 to $625,000, authorizing the award of a discretionary cash bonus in an amount not to exceed $200,000 and providing Mr. Caton certain other benefits commensurate with his Chief Financial Officer position. Filed as Exhibit 10.101 to Form 10-K for the period ended October 31, 2005, which was dated December 7, 2007 and filed December 10, 2007. Commission File No. 001-09618.

*10.50 Board of Directors resolutions (i) providing for a cash payment in the amount of $43,200 to each non-employee director in lieu of the 2006 annual grant to each director of 4,000 shares of Company common stock as part of the Company's overall director compensation, (ii) suspending the requirement that each director receive at least one-fourth of their annual retainer in the form of restricted stock during such period in which Regulation BTR applies (accordingly, each director will receive the entire annual retainer of $60,000 in four equal quarterly cash payments) and (iii) suspending for calendar year 2007 each director's ability to elect to receive stock in lieu of a cash payment in accordance with the Non-Employee Directors Deferred Fee Plan. Filed as Exhibit 10.102 to Form 10-K for the period ended October 31, 2005, which was dated December 7, 2007 and filed December 10, 2007. Commission File No. 001-09618.

*10.51 Agreement between Navistar International Corporation and Mr. John Correnti (a director of Navistar) to cancel the extension of the expiration date of an option to purchase 2,000 shares of Navistar Common Stock as previously disclosed on Form 8-K dated October 23, 2006. Please refer to Navistar's Form 8-K dated and filed April 20, 2007 for more information on this subject. Commission File No. 001-09618. Filed as Exhibit 10.103 to Form 10-K for the period ended October 31, 2005, which was dated December 7, 2007 and filed December 10, 2007. Commission File No. 001-09618.

10.52 Amended and Restated Parents' Side Agreement dated July 1, 2005 among Navistar International Corporation and JPMorgan Chase Bank, N.A., as Administrative Agent for the lenders indicated therein in respect of Navistar Financial Corporation's Amended and Restated Credit Agreement dated July 1, 2005. Filed as Exhibit 10.104 to Form 10-K for the period ended October 31, 2005, which was dated December 7, 2007 and filed December 10, 2007. Commission File No. 001-09618.

10.53 Amended and Restated Parent Guarantee dated July 1, 2005 among Navistar International Corporation and JPMorgan Chase Bank, N.A., as Administrative Agent for the lenders indicated therein in respect of Navistar Financial Corporation's Amended and Restated Credit Agreement dated July 1, 2005. Filed as Exhibit 10.105 to Form 10-K for the period ended October 31, 2005, which was dated December 7, 2007 and filed December 10, 2007. Commission File No. 001-09618.

*10.54 Compensation Committee of the Board of Directors resolutions approving the Annual Incentive Plan Criteria for 2008 for named executive officers. Filed as Exhibit 10.106 to Form 8-K dated and filed December 14, 2007. Commission File No. 001-09618.

*10.55 Form of revised Executive Severance Agreement which is executed with all executive officers dated December 31, 2007. Filed as Exhibit 10.107 to Form 8-K dated and filed December 14, 2007. Commission File No. 001-09618.

10.56 Fifth Waiver dated November 28, 2007 to Amended and Restated Credit Agreement dated July 1, 2005 among Arrendadora Financiera Navistar, S.A. De C.V., Organizacion Auxiliar del Credito, Servicios Financieros Navistar, S.A. De C.V., Sociedad Financiera De Objecto Limitado, Navistar Comercial, S.A. De C.V., the lenders party thereto, JP Morgan Chase Bank, N.A., as administrative agent, Bank of America, N.A., as syndication agent and The Bank of Nova Scotia, as documentation agent. Filed as Exhibit 10.1 to Navistar Financial Corporation's Form 8-K dated and filed December 14, 2007. Commission File No. 001-04146.

*10.57 Form of Indemnification Agreement which is executed with all non-employee directors dated December 11, 2007. Filed as Exhibit 10.93 to Form 10-K for the period ended October 31, 2007, which was dated and filed May 29, 2008. Commission File No. 001-09618.

*10.58 Board of Directors resolution approving an additional retainer for the lead director of the Board of Directors. Filed as Exhibit 10.94 to Form 10-K for the period ended October 31, 2007, which was dated and filed May 29, 2008. Commission File No. 001-09618.

*10.59 Compensation Committee and Board of Directors approval of 2008 long term emergence incentive grants to non-employee directors and named executive officers. Filed as Exhibit 10.95 to Form 10-Q for the period ended April 30, 2008, which was dated and filed June 27, 2008. Commission File No. 001-09618.

*10.60 Navistar, Inc. Supplemental Executive Retirement Plan, as amended and restated effective as of January 1, 2005 (including amendment through July 31, 2008). Filed as Exhibit 10.82 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.61 Navistar, Inc. Managerial Retirement Objective Plan, as amended and restated effective as of January 1, 2005 (including amendments through July 31, 2008). Filed as Exhibit 10.83 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618. In December 2008, the Navistar Financial Corporation Managerial Retirement Objective Plan was merged with and into the Navistar, Inc. Managerial Retirement Objective Plan without requiring material modifications to the Navistar, Inc. Managerial Retirement Objective Plan as the plans were substantially identical.

*10.62 Navistar, Inc. Supplemental Retirement Accumulation Plan, effective as of January 31, 2008 (including amendments through July 31, 2008). Filed as Exhibit 10.85 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.63 Form of Incentive Stock Option Award Agreement. Filed as Exhibit 10.87 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.64 Form of Supplement to Incentive Stock Option Award Agreement. Filed as Exhibit 10.88 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.65 Form of Non-Qualified Stock Option Award Agreement. Filed as Exhibit 10.89 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.66 Form of Supplement to Non-Qualified Stock Option Award Agreement. Filed as Exhibit 10.90 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.67 Form of Restoration Stock Option Award Agreement. Filed as Exhibit 10.91 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.68 Form of Supplement to Restoration Stock Option Award Agreement. Filed as Exhibit 10.92 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.69 Form of Non-Employee Director Stock Option Award Agreement. Filed as Exhibit 10.93 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.70 Form of Supplement to Non-Employee Director Stock Option Award Agreement. Filed as Exhibit 10.94 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.71 Form of Restricted Stock Award Agreement. Filed as Exhibit 10.95 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.72 Form of Deferred Share Unit Certificate. Filed as Exhibit 10.97 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.73 Board of Directors resolution amending the 1998 Non-Employee Director Stock Option Plan to permit net settlement of shares. Filed as Exhibit 10.98 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.74 Compensation Committee resolutions amending the Navistar's 1994 Performance Incentive Plan, 1998 Interim Stock Plan, 1998 Supplemental Stock Plan, 2004 Performance Incentive Plan and the 1998 Non-Employee Director Stock Option Plan, to permit net settlement of shares. Filed as Exhibit 10.99 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.75 Amendment No. 1 to William A. Caton's Executive Severance Agreement. Filed as Exhibit 10.100 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

*10.76 Form of Restricted Stock Unit Award Notice and Agreement. Filed as Exhibit 10.101 to Quarterly Report on Form 10-Q for the period ended July 31, 2008, which was dated and filed on September 3, 2008. Commission File No. 001-09618.

10.77 Amendment and Extension to Amended and Restated Certificate Purchase Agreement, dated as of October 15, 2008, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller, Kitty Hawk Funding Corporation, as a Conduit Purchaser, Liberty Street Funding LLC (f/k/a Liberty Street Funding Corporation), as a Conduit Purchaser, Bank of America, National Association, as Administrative Agent for the Purchasers and as a Managing Agent and as a Committed Purchaser and the Bank of Nova Scotia, as a Committed Purchaser and as a Managing Agent. Filed as Exhibit 10.1 to Navistar Financial Corporation's Form 8-K dated October 15, 2008 and filed October 21, 2008. Commission File No. 001-04146.

10.78 Amendment No. 3 dated October 20, 2008 to the Series 2000-VFC Supplement to the Pooling and Servicing Agreement dated January 28, 2000, by and among Navistar Financial Corporation, as Servicer, Navistar Financial Securities Corporation, as Seller and The Bank of New York, a New York banking corporation, as Master Trust Trustee. Filed as Exhibit 10.2 to Navistar Financial Corporation's Form 8-K dated October 15, 2008 and filed October 21, 2008. Commission File No. 001-04146.

The following documents of Navistar International Corporation are filed herewith:

*10.79 Compensation Committee of the Board of Directors resolutions approving the Annual Incentive Plan Criteria for 2009 for named executive officers.

*10.80 Form of Premium Share Unit Certificate, as amended.

*10.81 Form of Premium Share Deferral Election Form.

*10.82 Navistar International Corporation Amended and Restated Executive Stock Ownership Program dated December 16, 2008.

*10.83 Navistar International Corporation Non-Employee Directors' Deferred Fee Plan, as amended and restated December 16, 2008.

*10.84 Navistar International Corporation 2004 Performance Incentive Plan, as amended and restated December 16, 2008.

*10.85 Compensation Committee and Board of Directors approval of 2009 long term incentive equity grant to non-employee directors and named executive officers.

*10.86 First Amendment to the Navistar, Inc. Supplemental Retirement Accumulation Plan.

---

* Indicates a management contract or compensatory plan or arrangement required to be filed or incorporated by reference as an exhibit to this report.

EXHIBIT 10.79

Fiscal Year 2009 Annual Incentive Plan Criteria

The Annual Incentive Plan rewards performance based upon consolidated, business unit and individual results. The named executive officers are assigned the following Target Award Percentage of their base salary for fiscal year 2009 Annual Incentive Awards:

Level	Target Award Percentage
CEO	110%
13	95%
12	75%
11	65%

Awards are based upon the consolidated results of the Company and/or the individual's business unit results. The weighting factors for corporate and business unit performance for named executive officers is as follows:

Level	Corporate / Business Unit Weight
CEO and Level 13	100% / 0%
11-12	80% / 20%

The payout multiple of a participant's Target Award Percentage, depending upon whether threshold, target, distinguished or super-distinguished performance is achieved is as follows:

Payout Multiple of Target Award Percentage	
Threshold	25%
Target	100%
Distinguished	150%
Super-Distinguished	200%

The consolidated results of the Company shall be measured based upon a pro forma return on equity ("ROE") calculation. ROE shall be calculated as consolidated net income divided by consolidated pro forma equity.

EXHIBIT 10.80

PREMIUM SHARE UNIT CERTIFICATE
NAVISTAR EXECUTIVE STOCK OWNERSHIP PROGRAM
ADOPTED AS OF FEBRUARY 17, 2004

GRANTEE:

ADDRESS:

SOCIAL SECURITY NUMBER:

TOTAL OF PREMIUM SHARE UNITS:
DATE OF GRANT:
DATE EARNED:
DATE UNITS VEST: *NUMBER OF UNITS VESTED:*

____ TRANCHE VESTING

This is an award agreement (the "Award Agreement") between Navistar International Corporation, a Delaware corporation (the "Corporation"), and the individual named above (the "Employee" or "Grantee"). The Corporation hereby credits to the Grantee's account, the above-stated number of Premium Share Units, which are issuable as Common Stock of the Corporation in accordance with the terms and conditions of the Corporation's 2004 Performance Incentive Plan approved by the shareholders February 17, 2004, as amended from time to time, (the "Plan").

The Premium Share Units awarded hereunder are further subject to the terms and conditions of the Corporation's Executive Stock Ownership Program, as amended and restated September 1, 2004, as amended from time to time (the "Program"), a copy of which is attached. Subject to the terms and conditions of the Program and the Plan, including the provisions regarding forfeiture of the shares and restrictions on transferability, these Premium Share Units will vest on the dates set forth above. Premium Share Units which have been fully vested will convert to the Corporation's Common Stock and be distributed to the Grantee upon termination of employment. These Premium Share Units shall have the same rights as Common Stock of the Corporation except the units shall be non-voting.

The Corporation and the Grantee hereby agree to the terms and conditions of this Award Agreement and have executed it as of the date set forth above.

NAVISTAR INTERNATIONAL CORPORATION

By: ____________________________
James M. Moran
Vice President & Treasurer

Attest: ____________________________
Curt A. Kramer
Corporate Secretary

____
Grantee

EXHIBIT 10.81

NAVISTAR INTERNATIONAL CORPORATION
PREMIUM SHARE UNIT
DEFERRAL ELECTION FORM

______________________________________ ______________________________________

Name of Grantee (Last, First, Middle Initial) *Social Security Number*

By completing this Deferral Election Form, I hereby elect to defer my receipt of Navistar International Corporation (the "Company") Common Stock, $.10 par value per share (the "Common Stock") relating to my award of Premium Share Units (the "PSUs") that is otherwise generally scheduled to be delivered to me within 10 days after my termination of employment. I acknowledge that this deferral election is both subject to and made in accordance with the terms and conditions specified in my Premium Share Unit Award Agreement (the "Agreement") and the 2004 Performance Incentive Plan, as may be amended from time to time (the "Plan").

1. **Deferral Deadlines.** To defer the delivery of the Common Stock relating to the PSUs to any day after termination of employment, this Deferral Election Form must be properly completed and submitted to the Office of the Secretary (Howard Kuppler) **on or before December 31, 200__ [the year in which the premium shares are granted]. Except as permitted under federal tax rules, your deferral election is irrevocable after December 31, 200__ [the year in which the premium shares are granted]. Any request made by you after December 31, 200__ [the year in which the premium shares are granted] to change the timing of the delivery of the Common Stock relating to the PSUs will be permitted only to the extent such request complies with the requirements under the federal tax rules.**
2. **Number of Deferred Shares.** I hereby elect to defer delivery of ______ *(please specify number of whole shares)* shares of Common Stock relating to the PSUs that are otherwise generally scheduled to be delivered to me within 10 days after my termination of employment. (the "Deferred Shares").
3. **Deferred Delivery Date(s).** Subject to paragraph 5 of this Deferral Election Form, I hereby elect to defer delivery of the Deferred Shares until:

   ☐ __________ **Years after my termination of employment with the Company and its affiliates** ***(please specify whole number of years from 1 through 10).*** If checked, all of the Deferred Shares will be delivered to you in the specified year after your termination of employment.
4. **Manner and Timing of Delivery of Deferred Shares.** Deferred Shares will be settled in Common Stock. Subject to the terms of your Agreement, the Plan, and the other provisions of this Deferral Election Form, the Deferred Shares will be delivered to you in such amount(s) and on such date(s) specified in paragraph 3 above.
5. **Early Delivery of Deferred Shares Upon Death.** Notwithstanding your requested deferred delivery date specified in paragraph 3 above, in the event of your death before such deferred delivery date, the Common Stock relating to the PSUs will be delivered to you on the date of your death.
6. **IRS-Required Notice Regarding Tax Advice.** Under IRS standards of professional practice, certain tax advice that may be used to support the promotion or marketing of transactions or arrangements must meet requirements as to form and substance. To assure compliance with these standards, you are hereby informed that (a) this communication is not intended or written to be used, and cannot be used, for the purpose of avoiding penalties, (b) you should seek advice based on your particular circumstances from an independent tax adviser.

By executing this Deferral Election Form, I hereby acknowledge my understanding of and agreement with the terms and conditions set forth above.

______________________________________ ______________________________________

Signature of Grantee *Date*

ACKNOWLEDGED AND ACCEPTED BY THE COMPANY:

______________________________________ ______________________________________

Corporate Secretary *Date*
Navistar International Corporation

EXHIBIT 10.82

NAVISTAR INTERNATIONAL CORPORATION

Amended and Restated
Executive Stock Ownership Program

December 16, 2008

NAVISTAR INTERNATIONAL CORPORATION
EXECUTIVE STOCK OWNERSHIP PROGRAM

(Amended and restated as of December 16, 2008)

INTRODUCTION

On June 16, 1997, the Board of Directors (the "Board") of Navistar International Corporation (the "Company") approved the terms of the Executive Stock Ownership Program, as may be subsequently amended from time to time (the "Program"), in which all officers and senior managers of the Company and its participating subsidiaries or affiliates who are employed in organization level 9 or above (or its equivalent under prior or future organization structures) (individually, a "Participant" and collectively, the "Participants") will participate. As a Participant, the Program requires you to make a substantial investment in the common stock of the Company. This document describes the terms of the Program.

Senior management and the Board believe that, in order for the Company to become the best truck and engine company in North America, senior management of the Company and its participating subsidiaries or affiliates must have a significant ownership stake in the Company. The Program **requires** you and every other member of senior management to acquire such an ownership stake, and to do so promptly. The goal of the Program is to secure your individual commitment to the management team that intends to implement the vision for the Company and our shareowners, by requiring you to make an "at risk" investment of personal funds as well as career success in the Company. In this way, the Program will reinforce the behavior of every member of senior management to act like an owner.

In connection with the adoption of the Program, the Board approved certain changes to the executive severance agreements that the Company enters into with its officers and senior managers. The new terms of the severance agreement enhance your protection in the event of a qualifying termination of employment or a change in control of the Company. In this way, the Company is making a greater commitment to you at the same time as you are making a greater commitment to the Company.

THE STOCK OWNERSHIP REQUIREMENT

Mandatory Ownership Requirement. The Program imposes a mandatory requirement that you own a specified amount of the Company's common stock, $0.10 par value per share ("Stock"). **Failure to continuously own the required amounts of Stock at the times required under the Program will constitute grounds for the conversion of future annual incentive payments into Deferred Shares (as discussed below).**

Required Levels of Stock Ownership. Under the Program, you will be required to own a number of shares of Stock calculated by reference to your base salary, a multiplier assigned to your organization level (or its equivalent), and the average of the high and low prices of Stock (rounded down to the nearest dollar) on the date you first became subject to the Program (i.e., the date you are promoted to organization level 9 or above (or its equivalent) or are newly hired at organization level 9 or above (or its equivalent)). The actual number of shares of Stock that you will be required to own under the Program (the "Ownership Requirement") will be provided to you in a written statement. Exhibit A, which is attached hereto, provides you with a sample of this written statement.

Subject to the Board's right to review and amend the Program, your Ownership Requirement will not vary with changes in the market price of Stock during the life of the Program. In addition, your Ownership Requirement will not change in the event your base salary is increased or decreased while you remain in the same organization level (or its equivalent).

Unless otherwise determined by the Board, in the event you are promoted to a higher organization level (or its equivalent) after you become subject to the Program, you will become subject to the Ownership Requirement applicable to that organization level (or its equivalent), based on your then-current base salary. The additional number of shares of Stock needed to meet your new Ownership Requirement will be calculated based on the average of the high and low prices of Stock (rounded down to the nearest dollar) on the effective date of your promotion (net of the dollar amount associated with your original Ownership Requirement or, if applicable, each subsequent Ownership Requirement preceding the effective date of your most recent promotion, as appropriate, using the average of the high and low prices of Stock (rounded down to the nearest dollar) on the date you first became subject to the Program or, if applicable, the effective date of each such subsequent promotion preceding the effective date of your most recent promotion, as appropriate). For example, assume a Participant in organization level 10 (or its equivalent) is required to own 13,235 shares of Stock based on a $150,000 base salary, a multiplier of 1.5 times his base salary and a $17.00 average market price of the Stock on the date on which he or she first became subject to the Program. Further assume that the Participant is promoted to organization level 11 (or its equivalent) at a base salary of $200,000, with a multiplier of 2.25 times his or her base salary, when the average market price of the Stock on his date of promotion is $20. The additional number of shares of Stock needed to satisfy his or her new Ownership Requirement is 11,250, calculated as follows:

Level 10:	$150,000	Base Salary		
	x 1.5	Organization Level Multiplier		
	$225,000	□ $17.00 =	13,235 Shares*	Original Ownership Requirement
Level 11:	$200,000	Base Salary		
	x 2.25	Organization Level Multiplier		
	$450,000			
	-$224,995	($17.00 x 13,235 Shares)		
	$225,005	□ $20.00 =	11,250 Shares*	Additional Ownership Requirement

* Rounded down to the nearest number of whole shares.

The Board intends to review the Ownership Requirements from time to time, and reserves the right to adjust the Ownership Requirements at any time in its complete and sole discretion to reflect, among other things, market conditions and the Company's ongoing executive compensation programs.

Time to Meet Ownership Requirement. The Ownership Requirement will be phased in, so that you will be required to own shares of Stock representing:

(i) one-fifth of your Ownership Requirement (the "Initial Ownership Requirement") within 6 months after the date you become subject to the Program (the "1st Tranche Deadline");

(ii) three-fifths of your Ownership Requirement (the "Second Ownership Requirement") within 36 months after the date you become subject to the Program (the "2nd Tranche Deadline"); and

(iii) the full amount of your Ownership Requirement (the "Final Ownership Requirement") within 60 months after the date you become subject to the Program (the "Ownership Deadline").

In the case of any promoted or newly hired Participant, any additional or new Ownership Requirement will be phased in so that one-fifth of such additional or new Ownership Requirement must be met within 6 months after the date such Participant is promoted or newly hired, three-fifths within 36 months after such date, and in full within 60 months after such date. Except as otherwise provided herein, deadlines applicable to any original Ownership Requirement will not be altered.

Restriction on Sales or Dispositions of Stock. Once your Ownership Requirement is met, you must continue to own sufficient Stock to meet the Ownership Requirement until the Ownership Requirement lapses (as discussed below) or the Program is terminated. The Program is intended to be indefinite in duration. However, except as otherwise specified herein or as otherwise required by applicable law, the Company reserves the right to amend, modify, or terminate the Program at any time, in part or in its entirety, including, without limitation, with respect to any or all Participants, regardless of any resulting income tax or other consequences to Participants.

Under the Program, you may not sell or dispose of any shares of Stock that you own (as determined under the Program) at any time that you have not met the full Ownership Requirement, or to the extent the sale or disposition would cause your ownership to fall below your full Ownership Requirement. This means, for example, that even if you own shares of Stock in excess of one-fifth of your Ownership Requirement between the 1st Tranche Deadline and the 2nd Tranche Deadline, you could not sell such excess shares. You can only sell shares of Stock if you have met your full Ownership Requirement, and only to the extent the sale of such shares does not cause you to fall below your full Ownership Requirement.

In the event that you should sell or dispose of shares of Stock in violation of the Program's requirements, such action may constitute grounds for the reduction of future equity awards and/or the conversion of future annual incentive payments into Deferred Shares (as discussed below). The Program does not impose a legal restriction on the transferability of the shares of Stock (other than Deferred Shares acquired under the Program and Premium Share Units awarded under the 2004 PIP, as discussed below), but imposes the potential penalty of the reduction of future equity awards and/or the conversion of future annual incentive payments into Deferred Shares (as discussed below). Thus, it is up to you to ensure that shares of Stock subject to the Program are not sold or disposed in violation of the Program's requirements. The Program does not prohibit a pledge of shares of Stock as security for a loan, but if the shares of Stock are sold or disposed of as a result of such pledge (for example, due to a default by you on such loan), such sale or disposition will constitute grounds for the reduction of future equity awards and/or the conversion of future annual incentive payments into Deferred Shares (as discussed below). Short positions and "put equivalent" derivative securities positions will be deemed a disposition for purposes of the Program.

If you are an officer of the Company subject to the reporting and short-swing profits liability provisions of Section 16 of the Securities Exchange Act of 1934, as amended, any purchases you make in the open market in order to meet your Ownership Requirement will be non-exempt transactions, which could potentially be matched with any sale within less than six months before the purchase or six months after the purchase to yield short-swing profits liability.

All purchases and sales of Stock in the market are subject to all applicable federal and state laws prohibiting transactions while in possession of certain material non-public information, and to all Company policies prohibiting trading on the basis of material non-public information. Under the Company's policies, you are required to pre-clear any transaction involving the acquisition or sale of shares of Stock with the Company's General Counsel or Corporate Secretary. All shares of Stock acquired or sold must be reported to the Office of the Secretary on Exhibit B, which is attached hereto.

Shares Deemed Owned Under the Program. Shares of Stock that count toward meeting your Ownership Requirement are shares in which you have an exclusive pecuniary interest, and shares in which you and members of your immediate family have an exclusive pecuniary interest if such members have consented to such shares being deemed owned by you for purposes of the Program and being subject to the terms hereof. This would include shares of Stock owned directly by you, either in record name or in a brokerage account, shares owned by you as a participant in a tax-qualified defined contribution plan sponsored by the Company or any of its subsidiaries or affiliates (e.g. one of the Company's 401(k) Retirement Savings Plans), shares acquired under the Company's 2004 Performance Incentive Plan, as amended from time to time (the "2004 PIP"), shares acquired under the share purchase features of the Program, including units representing Deferred Shares (as discussed below) and Premium Share Units awarded under the 2004 PIP (as discussed below), and shares or share units under any other plan or program of the Company or any of its subsidiaries or affiliates if and to the extent so designated by the administrator of the Program. In addition, shares or share units of Stock held under any Company plan under which the vesting conditions are not dependent upon the achievement of a performance goal will count toward meeting your Ownership Requirement; provided, however, that in the event you have irrevocably elected stock withholding in connection with an award of such shares or share units, the number of such shares or share units that count toward meeting your Ownership Requirement will be reduced to the net number of such shares or share units remaining after applying the applicable rate of withholding (rounded down to the nearest whole share).

On the other hand, shares or share units of Stock held under any Company plan that may or may not vest depending on the achievement of a performance goal will not be deemed to be owned by you until such time as such shares or share units have become vested, and shares which may be acquired upon exercise of an option (whether or not then exercisable) will not be deemed owned by you until such option is duly exercised. In this regard, the surrender or withholding of shares of Stock to pay the exercise price or tax withholding with respect to an option or vesting of shares or share units of Stock will not be deemed a sale or disposition of shares of Stock for purposes of the Program. Shares in which any other person (other than an immediate family member if such member has consented as aforesaid) has a pecuniary interest will not be deemed to be owned by you for purposes of the Program, and will not be subject to restrictions on sale or disposition.

Lapse of Ownership Requirement; Change in Control. Your Ownership Requirement will lapse upon your termination of employment for any reason. In addition, each Participant's Ownership Requirement will lapse upon a Change in Control, as defined below.

For purposes of the Program, a "Change in Control" will be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), other than employee or retiree benefit plans or trusts sponsored or established by the Company or any of its subsidiaries or affiliates, including, without limitation, Navistar, Inc., and each such successor thereto, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of securities of the Company representing 25% or more of the combined voting power of the Company's then outstanding securities; (ii) the following individuals cease for any reason to constitute more than three-fourths of the number of directors then serving on the Board: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including, but not limited to, a consent solicitation relating to election of directors of the Company) whose appointment or election by the Board or nomination for election by the Company's stockholders was approved by the vote of at least two-thirds (2/3) of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; (iii) any dissolution or liquidation of the Company or Navistar, Inc. or sale or disposition of all or substantially all (more than 50%) of the assets of the Company or of Navistar, Inc. occurs; or (iv) as the result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, proxy or consent solicitation, contested election or substantial stock accumulation (a "Control Transaction"), the members of the Board immediately prior to the first public announcement relating to such Control Transaction shall immediately thereafter, or within two years thereafter, cease to constitute a majority of the Board. Notwithstanding the foregoing, the sale or disposition of any or all of the assets or stock of Navistar Financial Corporation shall not be deemed a Change in Control.

Ownership Reporting and Certification. Participants will be required to periodically file reports as to their ownership of shares of Stock under the Program, including acquisitions, sales or dispositions of Stock.

ACQUISITIONS OF SHARES UNDER THE PROGRAM

Overview. The Program includes a number of features to enable Participants to acquire shares of Stock, as well as features to encourage or require Participants to make a substantial and prompt commitment to meeting their Ownership Requirement.

Grandfathered Company Loans To Meet Ownership Requirements. In accordance with Section 402 of the Sarbanes-Oxley Act of 2002, effective July 30, 2002, the Company no longer extends or arranges for credit to

Participants to assist them in meeting their Ownership Requirement. Any loans extended to Participants to assist them in meeting their Ownership Requirement prior to July 30, 2002 will be grandfathered and remain in effect in accordance with the terms and conditions as contained in their promissory note.

Acquisitions From the Company. The Program provides for the purchase of units representing shares of Stock ("Deferred Shares") from the Company. In addition, the Program provides for awards under the 2004 PIP of restricted stock units ("Premium Share Units") as an incentive to Participants to promptly acquire shares of Stock to meet their Ownership Requirement. A Participant may acquire shares of Stock from the Company as follows:

(a) Base Salary Reduction. Up to four-fifths of your Ownership Requirement may be satisfied through base salary reduction, under which you can elect to purchase Deferred Shares by having a portion of your future base salary reduced, on a pre-tax basis, over any period up to five years. You may elect any percentage between 10% and 50% of your future monthly base salary to be reduced and used to acquire Deferred Shares. If you wish to make a base salary reduction election, you must complete and submit Exhibit C, which is attached hereto, to the Office of the Secretary (1) within the first 30 days after you become subject to the Program (or first become eligible to participate in any other plan with which the Program is aggregated under applicable federal tax rules), or (2) if that 30-day period has expired, before the close of your taxable year (generally, December 31) preceding the taxable year in which you will earn the base salary that will be reduced. Except as permitted under applicable federal tax rules, including, without limitation, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and applicable regulations and other applicable guidance issued thereunder (the "Code"), your base salary reduction election is irrevocable after the applicable election deadline described above. If you make a base salary reduction election, you will acquire Deferred Shares on each date on which the corresponding base salary reduction amount would otherwise have been payable to you in an amount determined by dividing (i) the amount of such base salary reduction to be applied to purchase Deferred Shares by (ii) the average of the high and low prices of a share of Stock as set forth in the New York Stock Exchange Composite Transactions listing published in the Wall Street Journal or equivalent financial publication (the "Fair Market Value") on the date your base salary reduction would have been otherwise payable to you (or if that date is not a trading day, on the most recent previous trading date). Your base salary deduction will be evidenced by a bookkeeping entry, backed only by the Company's general assets that are subject to the Company's creditors. Deferred Shares acquired through the application of your base salary reduction election will be immediately fully vested, provided that such Deferred Shares generally will not be settled by delivery of actual Stock until your termination of employment (as described below).

(b) Annual Incentive Reduction. Your Ownership Requirement may be satisfied through annual incentive reduction, under which you can elect to purchase Deferred Shares by having a portion of any future annual incentive payments, if any, (from all plans sponsored by the Company or any of its subsidiaries or affiliates) reduced, on a pre-tax basis. You may elect any percentage between 50% and 100% of any of your future annual incentives payments, if any, to be reduced on an annual basis and used to acquire Deferred Shares. If you wish to make an annual incentive reduction election, you must complete and submit Exhibit D, which is attached hereto, to the Office of the Secretary (1) within the first 30 days after you become subject to the Program (or first become eligible to participate in any other plan with which the Program is aggregated under applicable federal tax rules), or (2) if that 30-day period has expired, on or before the date that is six months before the end of the fiscal year to which your future annual incentive payment (if any) relates, provided that you perform services continuously from the later of the beginning of the fiscal year to which your future annual incentive payment relates or the date on which the Board establishes the performance criteria for the fiscal year to which your future annual incentive payment relates through the date your election is made. Except as permitted under applicable federal tax rules, including, without limitation, the requirements of Code Section 409A, your annual incentive reduction election is irrevocable after the applicable election deadline described above. If you make an annual incentive reduction election, you will acquire Deferred Shares at the date on which your annual incentive payment (if any) would otherwise have been payable to you in an amount determined by dividing (i) the amount of such annual incentive payment to be applied to the purchase Deferred Shares by (ii) the Fair Market Value of a share of Stock at the date the annual incentive payment (if any) would have been otherwise payable to you (or if that date is not a trading day, on the most recent previous trading day). Your annual incentive reduction will be evidenced by a bookkeeping entry, backed only by the Company's general assets that are subject to the Company's creditors. Deferred Shares acquired through the application of your annual incentive reduction election will be immediately fully vested, provided that such Deferred Shares generally will not be settled by delivery of actual Stock until your termination of employment (as described below). In the event that you fail at any time to meet your Ownership Requirement within the timeframes prescribed herein, then 100% of all future annual incentive payments to which you may become entitled under any plan sponsored by the Company or any of its subsidiaries or affiliates will automatically be applied to purchase Deferred Shares until your Ownership Requirement has been met.

(c) Premium Share Units. Premium Share Units will be awarded to the Participant under the 2004 PIP as a reward for certain acquisitions of shares of Stock, as follows:

(1) To the extent any shares of Stock comprising your Initial Ownership Requirement consist of shares or share units of Stock awarded by the Company (but only to the extent such share units are vested, unless the Administrator determines otherwise), or are purchased on or before the 60th day after you become subject to the Program (or, if applicable, become subject to a new Ownership Requirement) in the open market or from the Company (including by exercise of options or Deferred Shares acquired by base salary reduction, but excluding all Premium Share Units and Deferred Shares acquired by annual incentive payment reduction) using personal funds or funds obtained from a source other than the Company, you will be awarded Premium Share Units under the 2004 PIP (as of the date you fulfill the tranche requirement) equal to 15% of such shares of Stock. To the extent any shares of Stock comprising your Second Ownership Requirement (less your Initial Ownership Requirement) consist of shares or share units of Stock awarded by the Company (but only to the extent such share units are vested, unless the Administrator determines otherwise), or are purchased on or before the 18th month after the date you become subject to the Program (or, if applicable, become subject to a new Ownership Requirement) in the open market or from the Company (including by exercise of options or Deferred Shares acquired by base salary reduction, but excluding all Premium Share Units and Deferred Shares acquired by annual incentive payment reduction), you will be awarded Premium Share Units under the 2004 PIP (as of the date you fulfill the tranche requirement) equal to 25% of such shares of Stock. To the extent any shares of Stock comprising your Final Ownership Requirement (less your First Ownership Requirement and Second Ownership Requirement) consist of shares or share units of Stock awarded by the Company (but only to the extent such share units are vested, unless the Administrator determines otherwise), or are purchased on or before the 36th month after the date you become subject to the Program (or, if applicable, become subject to a new Ownership Requirement), in the open market or from the Company (including by exercise of options or Deferred Shares acquired by base salary reduction but excluding all Premium Share Units and Deferred Shares acquired by annual incentive payment reduction), you will be awarded Premium Share Units under the 2004 PIP (as of the date you fulfill the tranche requirement) equal to 25% of such shares of Stock.

(2) Deferred Shares acquired by base salary reduction will be counted as shares of Stock owned by the Participant for purposes of determining a Participant's eligibility to earn Premium Share Units.

(3) If you acquire Deferred Shares as a result of your election to reduce 50% of any future annual incentive payment, you will be awarded Premium Share Units under the 2004 PIP equal to 5% of the number of Deferred Shares so acquired. If you acquire Deferred Shares as a result of your election to reduce 100% of any future annual incentive payment, you will be awarded Premium Share Units under the 2004 PIP equal to 15% of the number of Deferred Shares so acquired. If you acquire Deferred Shares as a result of your election to reduce more than 50% but less than 100% of any future annual incentive payment, you will be awarded Premium Share Units under the 2004 PIP in an amount determined by interpolating on a straight-line basis between 5% and 15% of the number of Deferred Shares so acquired. Notwithstanding the foregoing, no Premium Share Units will be awarded to you as a result of the automatic reduction of any future annual incentive payment to purchase Deferred Shares

attributable to your failure to meet your Ownership Requirement within the required timeframes prescribed under the Program. Premium Share Units awarded to you in connection with an annual incentive will be award as of the date the annual incentive payment would otherwise have been payable to you.

Terms of Deferred Shares and Premium Share Units. Premium Share Units will be granted and issued to each Participant under and in accordance with the terms and conditions of the 2004 PIP. Deferred Shares and Premium Share Units will be credited to a Participant's account in whole shares (rounded down to the nearest whole number). The holder of a Deferred Share or Premium Share Unit is not a shareholder of the Company and is not entitled to dividends, to vote, or to other rights of a shareholder. The holder of a Deferred Share or Premium Share Unit will generally be paid a cash dividend equal to the amount of any dividend paid on one share of Stock times the number of Deferred Shares and Premium Share Units credited to his or her account on a record date for such dividend; provided that, to the extent any dividend paid to shareholders of the Company constitutes an extraordinary dividend, in lieu of making such cash payment to the Participant, such amount shall be deemed reinvested in additional Deferred Shares or Premium Share Units (as the case may be) at the Fair Market Value of a share of Stock at the dividend payment date. Deferred Shares and Premium Share Units may not be transferred or disposed of by a Participant.

All Premium Share Units are forfeitable until such time as they have vested. Deferred Shares acquired by application of salary reduction or by application of annual incentive payments are immediately fully vested at all times. To the extent an amount otherwise payable to the Participant in the form of cash dividend equivalent is to be deemed reinvested in additional Premium Share Units under the 2004 PIP, such Premium Share Units so acquired through dividend reinvestment on nonvested Premium Share Units ("Original Shares") will vest at such times and in such proportion to the vesting of the Original Shares. Additional Deferred Shares and Premium Share Units acquired through the deemed dividend reinvestment on Deferred Shares or vested Premium Share Units will be immediately fully vested. Except as described above with respect to the deemed dividend reinvestment in additional Premium Share Units, Premium Share Units shall vest in three equal installments on each of the first three anniversaries of the date on which such Premium Share Units are awarded, or earlier upon the occurrence of a Change in Control or termination of employment due to death, total and permanent disability, or qualified retirement in accordance with the terms of the 2004 PIP. In the event a Participant's termination of employment with the Company or its subsidiaries or affiliates for any other reason, any nonvested Premium Share Units shall be immediately forfeited. In addition, in the event a Participant sells or otherwise disposes of the underlying shares of Stock which were used in the measurement for awarding Premium Share Units, then all of the Participant's related nonvested Premium Share Units shall be immediately forfeited. A Participant shall not be treated as having sold or otherwise disposed of such underlying shares of Stock used in the measurement for awarding Premium Share Units unless he or she has sold or disposed of shares of Stock in excess of the number of his or her shares of Stock in respect of which no Premium Share Units were awarded.

Each Deferred Share and each vested Premium Share Unit will be settled by delivery of one share of Stock. Such settlement shall occur within ten days after a Participant's termination of employment (or, in the case of a Participant's retirement, such later date as may have been elected by a Participant under procedures approved by the Program administrator); provided, however, that settlement shall be accelerated to the date of a Change in Control (subject to any deferral of settlement as may have been elected by a Participant under procedures approved by the Program administrator). If and to the extent any settlement of a Deferred Share or vested Premium Share Unit under the Program is subject to and would otherwise violate the requirements under Code Section 409A: (1) a termination for settlement purposes shall not occur unless and until the Participant incurs a "separation from service" within the meaning of Treasury Regulation Section 1.409A-1(h) (using "at least 80 percent" to determine the controlled group of corporations and businesses) ("Separation From Service"); (2) a retirement for settlement purposes shall not occur unless and until the Participant incurs a Separation From Service on or after attaining age 55 and completing 10 or more years of credited service, as defined under the Navistar, Inc. Retirement Plan for Salaried Employees (determined without regard to whether the Participant is eligible to participate thereunder); (3) a Change in Control for settlement purposes shall not occur unless and until it constitutes a "change in control event" within the meaning of Treasury Regulation Section 1.409A-3(i)(5); (4) in the event the Participant is a "specified employee" within the meaning of Treasury Regulation Section 1.409A-1(i) (including any elections made by the Company described therein) any settlement otherwise resulting from a Separation From Service shall occur on the earlier of (a) first business day six months after the date of the Participant's Separation From Service or (b) the date of the Participant's death; (5) such settlement will be deemed to occur under conditions that cause the settlement to comply with Code Section 409A and the Program shall be construed, administered, and/or amended (if permitted under Code Section 409A) to achieve that objective; and (6) in the event of any inconsistency between the terms of this Program and Code Section 409A, Code Section 409A shall prevail and govern.

Deferred Shares will be automatically and appropriately adjusted in the event of stock splits, stock dividends and other extraordinary, special, and non-recurring dividends, and other extraordinary corporate events. Premium Share Units will be automatically and appropriately adjusted in the event of a change in capitalization of the Company in accordance with the terms of the 2004 PIP.

Right to Put Shares to the Company. A Participant under the Program has the right, in the event of a Change in Control by action of the UAW or the Supplemental Trust, to "put" to the Company any shares of Stock acquired by the Participant on and after the date such Participant becomes subject to the Program (other than Premium Share Units) and owned under the Program immediately prior to the Change in Control, on the following terms and conditions (the "Put Right"). The Put Right represents a right of the Participant to sell, and an obligation of the Company to buy, each share of Stock (other than a Premium Share Unit) acquired under the Program, exercisable by the Participant during a period of 30 days following such Change in Control (as defined above). The purchase price ("strike price") payable by the Company to the Participant for each share to be sold to the Company upon a Participant's exercise of the Put Right shall equal the amount paid per share by the Participant; provided, however, that if the Participant exercises the Put Right as to all shares purchased with a loan from the Company under the Program, the purchase price for such shares shall be deemed to be the greater of the aggregate purchase price of such shares or the unpaid balance (principal plus accrued interest) on the loan, and such purchase price shall be applied to the repayment in full of such unpaid loan balance (with any remaining amount paid to the Participant together with interest thereon as specified in their promissory note).

The Participant may exercise the Put Right as to all or less than all of the shares of Stock subject to the Put Right, and shall identify such shares in a manner sufficient to identify the original purchase price of the shares as to which the Put Right is exercised.

Notwithstanding the Company's power to terminate or amend the Program, the Company may not terminate or amend the Put Right following a Change in Control in a manner adverse to a Participant without his or her written consent.

EXHIBIT 10.83

NAVISTAR NON-EMPLOYEE DIRECTORS' DEFERRED FEE PLAN

(Amended and Restated as of December 16, 2008)

SECTION 1

PURPOSE

1.1 The Navistar Non-Employee Directors' Deferred Fee Plan (hereinafter referred to as the "Plan") has been established by Navistar International Corporation (hereinafter referred to as the "Company" or "Navistar") to attract and retain as members of the Board of Directors of the Company (hereinafter referred to as the "Board") persons who are not full-time employees of the Company or any of its subsidiaries, but whose business experience and judgment are a valuable asset to the Company and its subsidiaries. The Plan was originally adopted on August 14, 1995, and subsequently amended as of June 16, 1997 and January 1, 2005. This amendment and restatement of the Plan is effective as of December 16, 2008, except as otherwise provided herein, and is intended primarily to further conform to the provisions of Section 409A of the United States Internal Revenue Code of 1986, as amended, including regulations and other applicable authorities promulgated thereunder (the "Code"), with respect those amounts deferred under the Plan that are subject to Section 409A of the Code. Notwithstanding the foregoing or any other provision of the Plan to the contrary, with respect to any period prior to January 1, 2009, it is intended that the Plan be construed and administered both pursuant to and in accordance with a good faith interpretation of Section 409A of the Code. Any deferred amounts under the Plan that are not subject to Section 409A of the Code shall continue to be governed by the terms of the Plan as in effect immediately prior to January 1, 2005.

SECTION 2

DIRECTORS COVERED

2.1 As used in the Plan, the term "Director" means any person who: (A) is now a member of the Board or is hereafter elected to the Board, and (B) is not a full-time employee of the Company or any of its subsidiaries.

SECTION 3

DEFERRED DIRECTORS' FEES

3.1 Subject to obtaining the consent of the Company at the time a fee deferral election is made, a Director may elect to defer receipt of all or part of the fees otherwise payable in cash for attendance at regular or special meetings (including executive sessions) of the Board or its committees, fees for rendering special services to the Company, and/or the annual Director retainer fees otherwise payable in cash, including retainer fees for chairing a Board committee, as hereinafter provided. A Director may make such a deferral election by filing an election form with the Secretary of the Company (the "Secretary") before the end of whichever of the following periods applies to the Director: (A) within the first 30 days after the Director first becomes eligible to participate in the Plan (or in any other plan with which the Plan is aggregated under Section 409A of the Code), or (B) if that 30-day period has expired, before the close of the Director's taxable year preceding the taxable year in which the Director will earn the fees to be deferred. At the end of the applicable period, the Director's deferral election shall be irrevocable. Any election made within the first 30 days after a Director first becomes eligible to participate in the Plan (or in any other plan with which the Plan is aggregated under Section 409A of the Code) shall apply only to fees earned after the month in which the Director makes such election. Any election made after such 30-day period shall apply only to fees earned after the end of the Director's taxable year in which the Director makes such election. A Director may change any election that the Director has made under this Section 3.1 by filing a new election form with the Secretary in accordance with Section 3.1 at any time before the prior election becomes irrevocable.

3.2 All Directors' fees that are deferred in accordance with the provisions of Section 3.1 shall be credited to a deferred cash account for the Director at the time such deferred Director's fees would otherwise have been payable to such Director. Such deferred cash account shall bear interest, compounded quarterly at the end of each calendar quarter, from the date amounts are credited thereto to the last day of the calendar quarter (or to the date of payment, if earlier) at the rate equivalent to the rate of interest as published on the first day of such quarter by The Wall Street Journal as the "prime" rate or the equivalent thereof.

3.3 A Director may elect to defer, and to allocate to Navistar share units, all or any portion of the fees that would otherwise be payable to such Director in cash or Navistar common stock for service as a Director. Such deferral shall be subject to mutual agreement between the Company and the Director, and the making of an election in accordance with the requirements set forth in Section 3.1.

3.4 For each year for which an election under Section 3.3 is in effect, share units shall be credited to a deferred stock account for the Director. The number of share units credited shall equal (a) in the case of any fees that would otherwise be payable to the Director in Navistar common stock, including restricted common stock, the number of shares of Navistar common stock for which the election is effective, and (b) in the case of fees that would otherwise be payable to the Director in cash, the number of whole shares of Navistar common stock with a value equal to the amount of such cash, determined based on the average of the high and low publicly reported sale prices of a share of Navistar common stock on the date such cash otherwise would have been paid. Any share units that are provided in lieu of fees that would have been paid in shares of restricted common stock shall be subject to the same restrictions that would have applied to such restricted common stock. Any shares of Navistar common stock for which an election under Section 3.3 is not effective (determined by rounding up to the nearest whole share) shall be transferred to the Director and subject to such restrictions and conditions as otherwise provided under this Plan or the Company's 2004 Performance Incentive Plan (or any successor plan thereto), as amended from time to time (the "PIP"), as appropriate.

Each Director's deferred stock account shall be credited with dividend equivalents equal to the dividends that would have been paid on shares on Navistar common stock that are equal in number to the share units then credited to the Director's deferred stock account. Such dividend equivalent amounts shall be converted immediately into share units of equal value, determined based on the average of the high and low publicly reported sale prices of a share of Navistar common stock on the date the dividends are paid on such shares. The amount in the deferred stock account shall be adjusted for stock splits, stock dividends and similar transactions. Interest shall not be credited to the deferred stock account. Any additional share units credited pursuant to this paragraph shall be subject to any restrictions that apply to the share units to which such additional share units are attributable.

The share units in each year's deferred stock account shall be paid to the Director on the date or event specified in the agreement and election made pursuant to Section 3.3. The share units shall be paid in shares of Navistar common stock, except that the Company may pay cash in lieu of any block of less than 100 shares. Any cash payment shall be equal to the number of share units being paid in cash multiplied by the value of a share of Navistar common stock (determined based on the average of the high and low publicly reported sale prices of a share of Navistar common stock on the date as of which payment is made). Any shares paid to a Director shall be subject to such restrictions or conditions as otherwise provided under this Plan or the PIP, as appropriate. Prior to the distribution of shares to the Director, the Director shall not be the owner of such shares, and shall have none of the rights of a shareholder with respect to any share units or other amounts credited to the deferred stock account.

If there are no publicly reported sales of shares of Navistar common stock on an applicable date under this Section 3.4, the value of a share or share unit for purposes of this Section 3.4 shall be based on publicly reported sales of such shares occurring on such other date or dates as the Company considers appropriate.

SECTION 4

PAYMENT OF DEFERRED DIRECTORS' FEES

4.1 Subject to the provisions of this Section 4.1, Section 4.2, and Section 4.3, a Director shall elect, in accordance with the provisions of Section 3.1, one of the following payment options with respect to any earned and vested amounts that are credited to such Director's deferred cash account and deferred stock account, as described in Sections 3.2 and 3.4, respectively:

(a) a lump sum payment within 60 days of any January 1 (designated by the Director) following the taxable year in which such fees would have been paid if payment of such fees had not been deferred;

(b) a lump sum payment within 60 days following the Director's separation from service with the Company and its affiliates (as determined in accordance with Section 409A of the Code); or

(c) annual installments (over a 2-year, 3-year, 4-year, 5-year, or 10-year period, as designated by the Director) beginning within 60 days following the Director's separation from service with the Company and its affiliates (as determined in accordance with Section 409A of the Code). The amount of each installment shall be equal to a fraction of the then-unpaid portion of any earned and vested amounts credited to the Director's deferred cash account and deferred stock account; the numerator of the fraction shall be one, and the denominator of the fraction shall be the number of installments that have not yet been paid.

Notwithstanding any provision of the Plan to the contrary, with respect to those deferred amounts under the Plan that are subject to Section 409A of the Code, a Director may, before January 1, 2006, make a new payment election with respect to amounts deferred prior to such election.

4.2 In the event of a Director's death, any and all earned and vested amounts that are then credited to the Director's deferred cash account and deferred stock account, as described in Sections 3.2 and 3.4, respectively, shall be paid to the Director's beneficiary within 60 days after the Director's death.

4.3 In the event of a "Change in Control," as defined below, any and all earned and vested amounts that are then credited to a Director's deferred cash account and deferred stock account, as described in Sections 3.2 and 3.4, respectively, shall be paid to the Director immediately.

4.4 For purposes of the Plan, a "Change in Control" shall be deemed to have occurred upon (a) a "change in ownership" of the Company, (b) a "change in effective control" of the Company, or (c) a "change in the ownership of a substantial portion of the assets" of the Company. For purposes this Section 4.4, the terms "change in ownership," "change in effective control," and "change in the ownership of a substantial portion of the assets" shall have the meanings assigned to such terms under Section 409A of the Code.

SECTION 5

MISCELLANEOUS

5.1 The Plan does not give the Director any right to be nominated or re-elected to the Board.

5.2 When a person entitled to a payment under the Plan is under legal disability or, in the Company's opinion, is in any way incapacitated so as to be unable to manage such person's financial affairs, the Company may direct that payment be made to such person's legal representative, or to a relative or friend of such person for such person's benefit. Any payment made in accordance with the preceding sentence shall be in complete discharge of the Company's obligation to make such payment under the Plan.

5.3 Any action required or permitted to be taken by the Company under the terms of the Plan shall be by affirmative vote of a majority of the members of the Board of Directors then in office.

5.4 Any controversy or claim arising out of or relating to the Plan or the breach hereof shall be settled by arbitration in the City of Chicago in accordance with the laws of the State of Illinois by three arbitrators, of whom one shall be appointed by the Company, one by the Director and one by the first two arbitrators. If the first two arbitrators cannot agree on the appointment of a third arbitrator, then the third arbitrator shall be appointed by the Chief Judge of the United States Court of Appeals for the Seventh Circuit. The arbitration shall be conducted in accordance with the rules of the American Arbitration Association except with respect to the selection of arbitrators which shall be as provided in this Section 5.4. Judgment upon any award rendered by the arbitrators may be entered in any court having jurisdiction thereof and will include interest on any amounts due and payable to the Director from the date of the breach of the Plan calculated for each month at the rate equal to the prime rate as published in The Wall Street Journal on the first date of its publication in the then current year. In the event that it shall be necessary or desirable for the Director to retain legal counsel and/or incur other costs and expenses in connection with the enforcement of any or all of the Director's rights under the Plan, the Company shall pay (or the Director shall be entitled to reimbursement from the Company, as the case may be) reasonable attorney's fees and costs and expenses in connection with the enforcement of said rights (including the enforcement of any arbitration award in court) (collectively, the "Expenses"), unless the arbitrators determine that the Director's request to arbitrate was frivolous, in which case the Director shall promptly repay to the Company any previous payments or reimbursements made by the Company for Expenses under this Section 5.4 in respect of the Director. All such payments or reimbursements under this Section 5.4 shall be made on or prior to the last day of the taxable year of the Director following the taxable year in which such Expenses were incurred by the Director (provided that to the extent any such payment or reimbursement is taxable income to the Director and is otherwise subject to the requirements of Section 409A of the Code, such payment or reimbursement shall be made no later than March 15th of the taxable year of the Director following the taxable year in which such Expenses were incurred by the Director). No such payment or reimbursement provided to the Director during any taxable year shall in any way affect the Expenses eligible for payment or reimbursement in any other taxable year, and the right to such payment or reimbursement may not be liquidated or exchanged for another benefit.

5.5 Any notices, requests, demands or other communications provided for by the Plan shall be sufficient if in writing and if sent by registered or certified mail, return receipt requested, to the Director at the last address filed in writing with the Company or, in the case of the Company, to the Company at its principal executive offices, attention Secretary.

5.6 The provisions of the Plan shall be construed in accordance with applicable federal laws and, to the extent not inconsistent therewith or preempted thereby, the laws of the State of Illinois, determined without regard to the choice of law rules of any jurisdiction.

5.7 The Plan may be amended or canceled by the Company, in its sole discretion, without the consent of any other person, and, no person, other than Directors who participate in the Plan, shall have any rights under or interest in the Plan or the subject matter hereof. Unless the Plan is amended to so provide, the cancellation of the Plan shall not cause the date on which any payment is made under the Plan to be accelerated.

5.8 All provisions of the Plan shall inure to the benefit of and be binding upon the successors and assigns of the Company (including any successor to, or assignee of, the assets or business of the Company pursuant to a transaction constituting a Change in Control (as defined in Section 4.4)), and the term "Company" as used herein shall include Navistar International Corporation and all such successors and assigns.

5.9 Each Director may, from time to time, name a beneficiary or beneficiaries (who may be named on a contingent or successive basis) to whom any benefit under the Plan is to be paid in the event of the Director's death before the Director receives any or all of such benefit. Each such designation shall revoke all prior designations by the same Director and shall be effective only if and when filed by the Director with the Company during the Director's lifetime. In the absence of any such designation, benefits remaining unpaid at the Director's death shall be paid to the Director's estate.

5.10 The Plan shall be unfunded. Any rights that a Director has to a payment or distribution under the Plan shall be limited to those of a general and unsecured creditor of the Company.

5.11 No loans shall be permitted under the Plan.

5.12 No rights or interests under the Plan shall be assignable or transferable other than by will or the laws of descent and distribution, and such rights or interests shall be exercisable, during the Director's lifetime, only by the Director.

5.13 All payments, including the issuance of shares of Navistar common stock, under the Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

5.14 If and to the extent any payments or benefits under the Plan are subject to and would otherwise violate the requirements under Section 409A of the Code, (a) such payments and benefits shall be paid under such other conditions determined by the Company that cause such payments or benefits to comply with Section 409A of the Code and the Plan shall, to the extent necessary, be construed, administered, and/or amended (if and only to the extent such an amendment would be permitted under Section 409A of the Code) accordingly to achieve that objective, (b) any reference herein to the term "Plan" shall mean this Plan and any other plan with which this Plan is required to be aggregated under Section 409A of the Code, and (c) in the event of any inconsistency between the terms of this Plan and Section 409A of the Code, the terms of Section 409A of the Code shall prevail and govern.

EXHIBIT 10.84

NAVISTAR INTERNATIONAL CORPORATION
2004 PERFORMANCE INCENTIVE PLAN

(AMENDED AND RESTATED AS OF DECEMBER 16, 2008)

SECTION I

ESTABLISHMENT OF THE PLAN

The Board of Directors of Navistar International Corporation approved the establishment of the Navistar International Corporation 2004 Performance Incentive Plan ("Plan") on October 21, 2003, and approved by Stockholders at the Corporation's annual meeting held on February 17, 2004. The Plan replaces the Navistar 1994 Performance Incentive Plan and the Navistar 1998 Supplemental Stock Plan, each of which terminated December 16, 2003 under the terms of the plans, and the Plan replaces and supersedes the Navistar 1988 Non-Employee Directors Stock Option Plan. The Plan was amended on December 14, 2004 and approved by Stockholders at the Corporation's annual meeting held on March 23, 2005. The Plan was subsequently amended on December 13, 2005, April 16, 2007, June 18, 2007, and May 27, 2008. The Plan is hereby further amended and restated as of December 16, 2008.

SECTION II

PURPOSE OF THE PLAN

The purpose of the Plan is to enable the Corporation and its subsidiaries to attract and retain highly qualified Employees, Consultants, and Non-Employee Directors, and additionally to provide key Employees who hold positions of major responsibility the opportunity to earn incentive awards commensurate with the quality of individual performance, the achievement of performance goals and ultimately the increase in shareowner value.

SECTION III

DEFINITIONS

For the purposes of the Plan, the following words and phrases shall have the meanings described below in this Section III unless a different meaning is plainly required by the context.

(1) "Annual Incentive Award" means an award of cash determined by the Committee after the end of the Fiscal Year.

(2) "Award" means an award made under the Plan.

(3) "Award Agreement" means an agreement entered into by the Corporation and a Participant setting forth the terms and provisions applicable to an Award granted to a Participant.

(4) "Board of Directors" means the Board of Directors of Navistar International Corporation.

(5) "Change in Control" shall be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934), other than employee or retiree benefit plans or trusts sponsored or established by the Corporation or International Truck and Engine Corporation, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Corporation representing 25% or more of the combined voting power of the Corporation's then outstanding securities, (ii) the following individuals cease for any reason to constitute more

than three-fourths of the number of directors then serving on the Board of Directors of the Corporation: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Corporation) whose appointment or election by the Board or nomination for election by the Corporation's stockholders was approved by the vote of at least two-thirds (2/3) of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; (iii) any dissolution or liquidation of the Corporation or International Truck and Engine Corporation or sale or disposition of all or substantially all (more than 50%) of the assets of the Corporation or of International Truck and Engine Corporation occurs; or (iv) as the result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, proxy or consent solicitation, contested election or substantial stock accumulation (a "Control Transaction"), the members of the Board of Directors of the Corporation immediately prior to the first public announcement relating to such Control Transaction shall immediately thereafter, or with two (2) years, cease to constitute a majority of the Board of Directors of the Corporation. Notwithstanding the foregoing, the sale or disposition of any or all of the assets or stock of Navistar Financial Corporation shall not be deemed a Change in Control.

(6) "Code" or "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time.

(7) "Committee" means the Compensation Committee of the Board of Directors.

(8) "Common Stock" means the common stock of the Corporation.

(9) "Consultant" means a person engaged under a written contract with the Corporation or any subsidiary of the Corporation that was executed by the Corporation's Chief Executive Officer or Chief Financial Officer to provide consulting or advisory services (other than as an Employee or a Non-Employee Director) to such entity, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Corporation from offering or selling Common Stock to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act of 1933, as amended, or, if the Corporation is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, registration on a Form S-8 (Registration Statement Under the Securities Act of 1933).

(10) "Corporation" means Navistar International Corporation.

(11) "Employee" means a person regularly employed by the Corporation or any subsidiary of the Corporation, including its officers.

(12) "Exercise Price" means the amount for which one share of Common Stock may be purchased upon exercise of a Stock Option, as specified in the applicable Award Agreement.

(13) "Fair Market Value" means the average of the high and the low prices of a share of Common Stock on the Grant Date as set forth in the New York Stock Exchange—Composite Transactions listing published in the Midwest Edition of *The Wall Street Journal* or equivalent financial publication.

(14) "Fiscal Year" means the fiscal year of the Corporation.

(15) "Freestanding SAR" means any SAR that is granted independently of any Stock Option.

(16) "Grant Date" means, as determined by the Board or authorized Committee, (i) the date as of which the Board or such Committee approves an Award, or (ii) such other date as may be specified by the Board or such Committee. The Grant Date of a Stock Option will, unless the Committee expressly determines otherwise, be the business day on which the Committee approves the grant of such Stock Option.

(17) "Incentive Stock Option" means a right, as evidenced by an Award Agreement to purchase a certain number of shares of Common Stock at Fair Market Value for a period of no longer than ten (10) years from the date of grant which options are designed to meet the requirements set out under Section 422 of the Code.

(18) "Non-Employee Director" means as of the Grant Date of an Award an individual who is a director of the Corporation and is neither a Consultant nor an Employee of the Corporation or any of its subsidiaries.

(19) "Nonqualified Stock Option" means a right, as evidenced by an Award Agreement to purchase a certain number of shares of Common Stock at Fair Market Value for a period of not more than ten (10) years which options are stated not to be Incentive Stock Options under the Code.

(20) "Participant" means (a) an Employee selected by the Corporation for participation in the Plan, (b) with respect to Nonqualified Stock Options, SARs, Restricted Stock and Stock Units, a Consultant, and (c) with respect to Nonqualified Stock Options, Restricted Stock and Stock Units, a Non-Employee Director.

(21) "Performance-Based Exception" means the performance-based exception from the tax deductibility limitation imposed by Code Section 162(m) as set forth in Section 162(m)(4)(C).

(22) "Performance Measure" means the performance measurement provided by Section VI.

(23) "Performance Period" means the period during which performance goals must be met for purposes of the Performance Measure.

(24) "Plan" means the Navistar International Corporation 2004 Performance Incentive Plan as set forth herein and as it may be amended hereafter from time to time.

(25) "Qualified Retirement" means with respect to an Employee a termination from employment from the Corporation or any of its subsidiaries that occurs after the Employee attains age 55 and at the time of the termination the Employee has either: (i) 10 or more years of continuous service as a full-time Employee, or (ii) 10 or more years of service that would constitute credited service under the definition contained in the International Truck and Engine Corporation Retirement Plan for Salaried Employees ("RPSE"). Qualified Retirement for a Non-Employee Director means retirement under a retirement policy of the Board for Non-Employee Directors.

(26) "Restoration Stock Option" means a Nonqualified Stock Option granted pursuant to Section VII(7) and which is awarded upon the exercise of a Nonqualified Stock Option earlier awarded under the Plan or any other plan of the Corporation, including an earlier awarded Restoration Stock Option (an "Underlying Option"); provided, however, that in no event shall a Restoration Stock Option be granted in respect of any Underlying Option awarded under the Plan or any other plan of the Corporation on or after December 16, 2008.

(27) "Restricted Stock" means a right to acquire one or more shares of Common Stock, as evidenced by an Award Agreement, that is restricted as to sale or transfer and, except as otherwise specified in Section XI(3), subject to a substantial risk of forfeiture.

(28) "Stock Appreciation Right" or "SAR" means an Award, granted either alone or in connection with a related Stock Option, pursuant to the terms of Section X of the Plan.

(29) "Stock Option" means either an Incentive Stock Option or a Nonqualified Stock Option.

(30) "Stock Units" mean units for Restricted Stock granted pursuant to Section XI.

(31) "Tandem SAR" means an SAR granted with respect to a share pursuant to Section X hereof in connection with a related Stock Option, under which: (a) the exercise of the SAR with respect to the share shall cancel the right to purchase such share under the related Stock Option, and (b) the purchase of the share under the related Stock Option shall cancel the right to exercise the SAR with respect to such share.

SECTION IV

ELIGIBILITY

Management will, from time to time, select and recommend to the Committee Employees who are to become Participants in the Plan. Such Employees will be selected from those who, in the opinion of management, have substantial responsibility in a managerial or professional capacity. Similarly, management will, from time to time, select and recommend to the Committee Consultants who are to become Participants in the Plan for the purpose of Nonqualified Stock Option Awards, SARs, Restricted Stock and Stock Units. Such Consultants will be selected from those who, in the opinion of management, have substantial responsibility in an advisory or professional capacity. Non-Employee Directors shall also be Participants in the Plan for the purpose of Nonqualified Stock Option Awards, Restricted Stock and Stock Units.

SECTION V

ANNUAL INCENTIVE AWARDS

(1) As soon as practical following the end of the Fiscal Year, the Committee will certify performance achieved against the performance criteria established at the beginning of the Fiscal Year. The performance criteria shall be determined in the discretion of the Committee considering all factors relevant to the management of the Corporation, provided that an Award under this Section that is intended to qualify for the Performance-Based Exception shall satisfy the Performance Measures and the requirements of Section 162(m) of the Internal Revenue Code.

(2) The Committee, in its sole discretion, may reduce or eliminate any Award otherwise earned based on an assessment of individual performance, but in no event may any such reduction result in an increase of the Award. The Committee shall determine the amount of any such reduction by taking into account such factors as it deems relevant including, without limitation: (a) performance against other financial or strategic objectives; (b) its subjective assessment of the Participant's overall performance for the year; and (c) prevailing levels of total compensation among similar companies.

(3) Performance criteria for Annual Incentive Awards will not be increased or decreased within a Fiscal Year except for extraordinary circumstances approved by the Committee.

(4) Payment of an Annual Incentive Award will be made in cash to the Participant during the period beginning January 1 and ending March 15 of the year following the end of the Fiscal Year to which the Annual Incentive Award relates, subject to any acceleration or delay in payment permitted under Code Section 409A, as defined in Section XXII.

(5) The Committee may permit the deferral of any Award and may permit payment on deferrals to be made subject to rules and procedures it may establish; provided that in the case of any Nonqualified Stock Option, the Committee may permit a feature that provides for the deferral of compensation, including, but not limited to, a feature that allows a holder of a Nonqualified Stock Option to elect deferred delivery of profit shares, only with respect to any Nonqualified Stock Option that was earned and vested on December 31, 2004, determined pursuant to and in accordance with Code Section 409A, as defined in Section XXII. These rules may include provisions crediting interest on deferred cash accounts.

(6) The Committee shall set the performance criteria for each year's Annual Incentive Awards no later than the first 90 days of the Fiscal Year.

(7) It shall be presumed unless the Committee determines to the contrary, that all Awards to Employees under this Section are intended to qualify for Performance-Based Exception. If the Committee does not intend an Award to qualify for the Performance-Based Exception the Committee shall reflect its intent in its records in

such manner as the Committee determines to be appropriate. For the purpose of complying with the Performance-Based Exception rules of Section 162(m) of the Internal Revenue Code, the maximum Award under this Section of the Plan to any one Employee during any one Fiscal Year shall not exceed $4,000,000.

SECTION VI

PERFORMANCE MEASUREMENT

(1) Unless and until the Corporation's stockholders approve a change in the general Performance Measures set forth in this Section VI, the attainment of which may determine the degree of payout and/or vesting with respect to Awards that are designed to qualify for the Performance-Based Exception, the Performance Measures to be used for purposes of such Awards may be measured at the Corporation level, at a subsidiary level, or at an operating unit level and shall be chosen from among: (a) income measures (including, but not limited to, gross profits, operation income, earnings before or after taxes, earnings per share, cost reductions); (b) return measures (including, but not limited to, return on assets, capital, investment, equity, or sales); (c) cash flow, cash flow return on investments, which equals net cash flows divided by owners equity; (d) gross revenues from operations; (e) total revenue; (f) cash value added; (g) economic value added; (h) share price (including, but not limited to, growth measures and total shareholder return); (i) sales growth; (j) market share; (k) the achievement of certain quantitatively and objectively determinable non-financial performance measures (including, but not limited to, growth strategies, strategic initiatives, product development, product quality, corporate development, and leadership development); and (l) any combination of, or a specified increase in, any of the foregoing.

(2) The Committee shall set the Performance Measures for each year's Annual Incentive Awards no later than the first 90 days of the Fiscal Year.

(3) The Committee shall have the discretion to adjust the determination of the degree of attainment of the preestablished goals; provided that the Awards that are designated to qualify for Performance-Based Exception may not be adjusted upward (although the Committee shall retain the discretion to adjust such Awards downward). In no event shall the Performance Period for any performance-based equity Award be less than one year.

(4) In the case of any Award that is granted subject to the condition that a specific Performance Measure be achieved, no payment under such Award shall be made prior to the time the Committee certifies in writing that that the Performance Measure has been achieved. For this purpose, approved minutes of the Committee meeting at which the certification is made shall be treated as a written certification. No such certification is required, however, in the case of an Award that is based solely on an increase in the value of a share of Common Stock from the date the Award is made.

SECTION VII

STOCK OPTIONS FOR EMPLOYEES AND CONSULTANTS

(1) The Committee may grant Nonqualified Stock Options or Incentive Stock Options or a combination of both to Employee Participants in the amount and at the time that the Committee approves. The Committee may grant Nonqualified Stock Options to Consultant Participants in the amount and at the time that the Committee approves. In order to provide a limitation on the number of shares as provided for in Section 162(m) of the Internal Revenue Code and the regulations thereunder, Stock Option grants shall be limited to a maximum of 1,000,000 shares per year for any Employee Participant.

(2) The Committee will document the terms of the Stock Option in an Award Agreement to include the Grant Date and Exercise Price, as well as any other terms that it may desire. The Exercise Price under a Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the Grant Date. Subject to adjustment pursuant to Section XII, the Exercise Price of outstanding Options fixed by the Committee shall not be modified.

(3) Unless otherwise determined by the Committee, a Stock Option granted under the Plan will become exercisable in whole or in part after the commencement of the second year of the term of the Stock Option to the extent of one third of the shares, to the extent of one third of the shares after commencement of the third year, and to the extent of one third of the shares after commencement of the fourth year.

(4) A Stock Option granted under the Plan will be exercisable during such period as the Committee may determine, and will be subject to earlier termination as hereinafter provided. In no event, however, may a Stock Option governed by the Plan be exercised after the expiration of its term. Except as provided herein, no Stock Option granted under this Section of the Plan to an Employee or Consultant may be exercised at any time unless the Participant who holds the Stock Option is then an Employee or Consultant, respectively. The option can be exercised in whole or in part through (i) cashless exercise, (ii) the Corporation withholding from the shares of Common Stock otherwise issuable upon exercise of the Stock Option a number of shares of Common Stock having a fair market value equal, as of the date of exercise, to the Exercise Price of the Stock Option multiplied by the number of shares of Common Stock in respect of which the Stock Option shall have been exercised ("Net-Exercise"), or (iii) other arrangements through agents, including stockbrokers, under arrangements established by the Corporation by paying the amounts required by instructions issued by the Secretary of the Corporation for the exercise of the Stock Options. If an exercise is not covered by instructions issued by the Corporate Secretary, the purchase price is to be paid in full to the Corporation upon the exercise of a Stock Option either (I) by cash including a personal check made payable to the Corporation, (II) by delivering at fair market value on the date of exercise unrestricted Common Stock already owned by the Participant, or (III) by any combination of cash and unrestricted Common Stock, and in either case, by payment to the Corporation of any withholding tax. In no event may successive simultaneous pyramiding be used to exercise a Stock Option. Shares which otherwise would be delivered to the holder of a Stock Option may be delivered, at the election of the holder, to the Corporation in payment of federal, state and/or local withholding taxes payable in connection with an exercise.

(5) The Participant who holds a Stock Option will have none of the rights of a shareowner with respect to the shares subject to a Stock Option until such shares are issued upon the exercise of a Stock Option.

(6) Neither the Corporation nor any subsidiary may directly or indirectly lend money to any Participant for the purpose of assisting the individual to acquire shares of Common Stock issued upon the exercise of Stock Options granted under the Plan.

(7) Provisions for Restoration Stock Options may be contained in the terms of a Underlying Option that was granted under the Plan prior to December 16, 2008. Restoration Stock Options granted under the Plan in respect of any Underlying Option awarded hereunder prior to December 16, 2008 may be granted pursuant to the following terms: (a) Restoration Stock Options may be granted if the Participant elects to make a restoration option exercise of an Underlying Option, pays the exercise price by transferring to the Corporation Common Stock of the Corporation held by the Participant, and pays the withholding tax by transferring Common Stock or cash. The number of Restoration Stock Options that will be granted is equal to the number of shares used to pay the exercise price and the number of shares with value equal to the tax liability; (b) The Restoration Stock Options will have a term equal to the remaining term of the Underlying Option, will have an Exercise Price equal to the Fair Market Value of the stock on the date of grant of the Restoration Option, and will become exercisable in six months after grant (or, if sooner, one month before the end of the term of the Underlying Option), and otherwise will have the same general terms and conditions Nonqualified Stock Options granted by the Corporation; (c) The shares that represent the difference between the Exercise Price of the Underlying Option and the value of the shares on the date of exercise, less withholding taxes, generally cannot be transferred for a period of three (3) years; and (d) To the extent permitted by the Committee under Section V(5), at the election of the Participant delivery of the shares may be deferred.

(8) In the event of the termination of the employment of an Employee who holds an outstanding Stock Option, other than by reason of death, total and permanent disability or a Qualified Retirement, the Employee may (unless the Stock Option shall have been previously terminated) exercise the Stock Option at any time within three (3) months after such termination, but not after the expiration of the term of the grant, to the extent

of the number of shares which were exercisable at the date of the termination of employment. In the event of termination of service as a Consultant who holds an outstanding Stock Option, other than by reason of death or total and permanent disability, the Consultant may (unless the Stock Option shall have been previously terminated) exercise the Stock Option at any time within three (3) months after such termination, but not after the expiration of the term of the grant, to the extent of the number of shares which were exercisable at the date of the termination of service. Stock Options granted under this Section of the Plan to an Employee will not be affected by any change of employment so long as the Participant continues to be an Employee. Provided, however, if the Participant is terminated for cause as defined in the International Truck and Engine Corporation Income Protection Plan, or if the Participant is covered by a different severance plan or agreement, then as defined in such plan or agreement, the three-month period provided by this subsection shall not apply and the Stock Option shall cease to be exercisable and shall lapse as of the effective date of the termination of the Employee.

(9) Except as provided in Section VII(12), in the event of a Qualified Retirement an Employee who holds an outstanding Stock Option may exercise the Stock Option to the extent the option is exercisable or becomes exercisable under its terms, at any time during the term of the option grant.

(10) In the event of a total and permanent disability, as defined by the Corporation's long term disability programs, an Employee or Consultant who holds an outstanding Stock Option may exercise the Stock Option, to the extent the Stock Option is exercisable or becomes exercisable under its terms, at any time within three (3) years after such termination or, if later, the date on which the option becomes exercisable with respect to such shares, but not after the expiration of the term of the option grant.

(11) In the event of the death of an Employee or Consultant who holds an outstanding Stock Option, the Stock Option may be exercised by a legatee, or by the personal representatives or distributees, at any time within a period of two (2) years after death, but not after the expiration of the term of the grant. If death occurs while employed by the Corporation or a subsidiary or performing services as a Consultant, or after a Qualified Retirement, or during the three- year period specified in Section VII(10), Stock Options may be exercised to the extent of the remaining shares covered by Stock Options whether or not such shares were exercisable at the date of death. If death occurs during the three-month period specified in Section VII(8), Stock Options may be exercised to the extent of the number of shares that were exercisable at the date of death.

(12) Notwithstanding the other provisions of Sections VII(9) or VII(11), no Stock Option which is not exercisable at the time of a Qualified Retirement shall become exercisable after such Qualified Retirement if, without the written consent of the Corporation, a Participant engages in a business, whether as owner, partner, officer, employee, or otherwise, which is in competition with the Corporation or one of its affiliates, and if the Participant's participation in such business is deemed by the Corporation to be detrimental to the best interests of the Corporation. The determination as to whether such business is in competition with the Corporation or any of its affiliates, and whether such participation by such person is detrimental to the best interests of the Corporation, shall be made by the Corporation in its absolute discretion, and the decision of the Corporation with respect thereto, including its determination as to when the participation in such competitive business commenced, shall be conclusive.

(13) Notwithstanding any provision of the Plan to the contrary, (a) the exercise of a Stock Option granted under the Plan at any time on or after April 16, 2007 shall be settled solely in shares of Common Stock, and under no circumstances whatsoever shall a Stock Option be exercisable with respect to any period during which the exercise of such Stock Option would violate Applicable Law, as defined in Section XXII, and (b) in accordance with both the terms of the Prospectus for the Plan and the power and authority reserved to the Committee under Section XIII, and to the fullest extent permitted under Applicable Law, as defined in Section XXII, the exercise of a Stock Option granted under the Plan at any time before April 16, 2007 shall be settled solely in shares of Common Stock, and under no circumstances whatsoever shall a Stock Option be exercisable with respect to any period during which the exercise of such Stock Option would violate Applicable Law, as defined in Section XXII.

SECTION VIII

STOCK OPTIONS NON-EMPLOYEE DIRECTORS

(1) The Committee may grant Nonqualified Stock Options to Non-Employee Directors.

(2) The Committee will document the terms of the Stock Option to include the Grant Date and Exercise Price, as well as any other terms that it may desire. The Exercise Price under a Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the Grant Date. Subject to adjustment pursuant to Section XII, the Exercise Price of outstanding Stock Options fixed by the Committee shall not be modified.

(3) Unless otherwise determined by the Committee, a Stock Option granted under this Section of the Plan will become exercisable in whole or in part after the commencement of the second year of the term of the Stock Option to the extent of one third of the shares, to the extent of one third of the shares after commencement of the third year, and to the extent of one third of the shares after commencement of the fourth year.

(4) A Stock Option granted this Section of the Plan will be exercisable during such period as the Committee may determine, and will be subject to earlier termination as hereinafter provided. In no event, however, may a Stock Option governed by the Plan be exercised after the expiration of its term.

(5) Except as provided herein, no Stock Option granted under this Section of the Plan may be exercised at any time unless the Participant who holds the Stock Option is then a Non-Employee Director.

(6) A Stock Option granted under this Section of the Plan can be exercised in whole or in part through cashless exercise, Net-Exercise, as defined in Section VII(4), or other arrangements through agents, including stockbrokers, under arrangements established by the Corporation by paying the amounts required by instructions issued by the Secretary of the Corporation for the exercise of the options. If an exercise is not covered by instructions issued by the Corporate Secretary, the purchase price is to be paid in full to the Corporation upon the exercise of a Stock Option either (i) by cash including a personal check made payable to the Corporation; (ii) by delivering at fair market value on the date of exercise unrestricted Common Stock already owned by the Participant, or (iii) by any combination of cash and unrestricted Common Stock, and in either case, by payment to the Corporation of any withholding tax. In no event may successive simultaneous pyramiding be used to exercise a Stock Option. Shares which otherwise would be delivered to the holder of a Stock Option may be delivered, at the election of the holder, to the Corporation in payment of federal, state and/or local withholding taxes payable in connection with an exercise.

(7) The Non-Employee Director who holds a Stock Option will have none of the rights of a shareowner with respect to the shares subject to a Stock Option until such shares are issued upon the exercise of a Stock Option.

(8) Neither the Corporation nor any subsidiary may directly or indirectly lend money to any Non-Employee Director for the purpose of assisting the individual to acquire shares of Common Stock issued upon the exercise of Stock Options granted under the Plan.

(9) In the event of the termination of service as a Non-Employee Director, other than by reason of death, total and permanent disability or a Qualified Retirement, a Non-Employee Director who holds an outstanding Stock Option may (unless the Stock Option shall have been previously terminated) exercise the Stock Option at any time within three (3) months after such termination, but not after the expiration of the term of the grant, to the extent of the number of shares which were exercisable at the date of the termination of service.

(10) Except as provided in Section VII(13), in the event of Qualified Retirement a Non-Employee Director who holds an outstanding Stock Option may exercise the Stock Option to the extent the Stock Option is exercisable or becomes exercisable under its terms, at any time during the term of the option grant.

(11) In the event of a total and permanent disability, as determined by the Committee, a Non-Employee Director who holds an outstanding Stock Option may exercise the Stock Option, to the extent the option is exercisable or becomes exercisable under its terms, at any time within three (3) years after such termination or, if later, the date on which the Stock Option becomes exercisable with respect to such shares, but not after the expiration of the term of the option grant.

(12) In the event of the death of a Non-Employee Director who holds an outstanding Stock Option, the Stock Option may be exercised by a legatee, or by the personal representatives or distributees, at any time within a period of two (2) years after death, but not after the expiration of the term of the grant. If death occurs while the Participant is serving as a Non-Employee Director, or after a Qualified Retirement, or during the three-year period specified in Section VIII(11), Stock Options may be exercised to the extent of the remaining shares covered by the Stock Options whether or not such shares were exercisable at the date of death. If death occurs during the three-month period specified in Section VIII(9), Stock Options may be exercised to the extent of the number of shares that were exercisable at the date of death.

(13) Notwithstanding the other provisions of Sections VIII(10) or VIII(12), no option which is not exercisable at the time of a Qualified Retirement shall become exercisable after such Qualified Retirement if, without the written consent of the Corporation, a Non-Employee Director engages in a business, whether as owner, partner, officer, employee, or otherwise, or serves as a director for such business, which is in competition with the Corporation or one of its affiliates, and if the Non-Employee Director's participation in such business is deemed by the Corporation to be detrimental to the best interests of the Corporation. The determination as to whether such business is in competition with the Corporation or any of its affiliates, and whether such participation by such person is detrimental to the best interests of the Corporation, shall be made by the Corporation in its absolute discretion, and the decision of the Corporation with respect thereto, including its determination as to when the participation in such competitive business commenced, shall be conclusive.

SECTION IX

PROHIBITION ON REPRICING AND DISCOUNTED OPTIONS

Notwithstanding any other provision in the Plan, no Stock Option issued under the Plan may be amended or modified in any way that changes the Exercise Price of the Stock Option, and no Stock Option may be issued with an Exercise Price that is less than the Fair Market Value of one share of Common Stock on the Grant Date of the Stock Option or in any other way discounted. This provision shall not limit any adjustments provided by Section XII relating to adjustments upon changes in capitalization.

SECTION X

STOCK APPRECIATION RIGHTS AND OTHER AWARDS

(1) Subject to the terms of the Plan, the Committee may grant any types of Awards other than Stock Options provided for in Sections VII and VIII, and Restricted Stock provided for in Section XI, including but not limited to SARs. The Committee shall determine the terms and conditions of such Awards.

(2) The Committee may, subject to the terms of the Plan, grant SARs to Employee and Consultant Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination thereof. The Committee shall have complete discretion in determining the number of SARs, subject to the terms of the Plan, and to determine the terms of the SARs. The grant price of a Freestanding SAR shall equal the Fair Market Value of one share of Common Stock on the Grant Date. The Exercise Price of Tandem SARs shall equal the Exercise Price of the related Stock Option.

(3) Tandem SARs may be exercised for all or part of the shares subject to the related Stock Option upon the surrender of the right to exercise the equivalent portion of the related Stock Option. A related Stock Option is then exercisable.

(4) Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an Incentive Stock Option: (a) The Tandem SAR shall expire no later than the expiration than the expiration of the Incentive Stock Option; (b) The value of the payout with respect to the Tandem SAR shall not exceed the excess of the fair market value of the shares subject to Incentive Stock Option at the time the Tandem SAR is exercised over the Exercise Price under the Incentive Stock Option; and (c) The Tandem SAR may be exercised only when the fair market value on the date of exercise of the shares subject to the Incentive Stock Option exceed the Exercise Price of the Incentive Stock Option.

(5) Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its discretion, impose upon them, subject, however, to the terms of the Plan.

(6) The term of SARs shall be determined by the Committee, in its discretion; provided that such term shall not exceed 10 years.

(7) Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Corporation in an amount determined by multiplying: (a) the excess of fair market value of one share of Common Stock on the date of exercise over the Exercise Price, by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon exercise of a SAR may be in cash, in share equivalent fair market value, or in a combination thereof.

(8) Its shall be presumed unless the Company determines to the contrary, that all awards to Employees under this Section are intended to qualify for Performance-Based Exception. If the Committee does not intend an Award to an Employee to qualify for the Performance-Based Exception the Committee shall reflect its intent in its records in such manner as the Committee determines to be appropriate. For the purpose of complying with the Performance-Based Exception rule of Section 162(m) of the Internal Revenue Code, the number of SARs that can be granted to any one Employee in any Fiscal Year shall not exceed 1,000,000 shares, less the number of stock options granted to such Employee during the year. Any Award the value of which is not solely dependent on value of the stock on which the award is based shall not exceed $4,000,000 for any Employee for the year.

SECTION XI

RESTRICTED STOCK

(1) Restricted Stock, or Stock Units, may be granted during a Fiscal Year or at any time thereafter. Awards under the Plan may be granted in the form of Restricted Stock, in the form of Stock Units, or in any combination of both. Restricted Stock or Stock Units may also be awarded in combination with Stock Options, and such an Award may provide that the Restricted Shares or Stock Units will be forfeited in the event that the terms of the Award Agreement are not fulfilled.

(2) Awards of Restricted Stock or Stock Units may be made under the Plan to Participants for meeting the stock ownership requirements as described in the Navistar Executive Stock Ownership Program, as may be amended from time to time by the Board of Directors, in their sole discretion, or for any other purpose.

(3) Each Award of Restricted Stock or Stock Units shall become vested, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. In no event will an Award of Restricted Stock or Stock Units granted under the Plan vest in full prior to the commencement of the third year anniversary of the Grant Date, except that any Award (or portion thereof) of Restricted Stock or Restricted Stock Units granted under the Plan representing a Non-Employee Director's first quarterly retainer shall be immediately vested upon the Grant Date.

(4) The Participant will be entitled to all dividends paid with respect to all Restricted Stock awarded under the Plan during the period of restriction and will not be required to return any such dividends to the Corporation in the event of the forfeiture of the Restricted Stock. The Participant also will be entitled to vote Restricted Stock during the period of restriction.

(5) All Restricted Stock certificates awarded under the Plan are to be delivered to the Participant with an appropriate legend imprinted on the certificate.

(6) In the event a Participant dies while employed by the Corporation or a subsidiary, performing services as a Consultant, or serving as a Non-Employee-Director of the Corporation, or following a Qualified Retirement or total or permanent disability, the Restricted Stock or Stock Units will vest as of the date of death and all restrictions shall lapse and the Restricted Stock or Stock Units will be immediately transferable to the named beneficiary or to the Participant's estate. Any Restricted Stock or Stock Units that becomes payable after the Participant's death shall be distributed to the Participant's beneficiary or beneficiaries. A beneficiary designation may be changed by filing the prescribed form with the Secretary of the Corporation at any time before the Participant's death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then any Restricted Stock or Stock Units that becomes payable after the Participant's death shall be distributed to the Participant's estate.

(7) In the event a Participant who holds unvested Restricted Stock or Stock Units, terminates employment or service as a Non-Employee Director with the Corporation by reason of Qualified Retirement or total and permanent disability, the Restricted Stock or Stock Units will continue to vest according to the terms of the Restricted Stock. In the event a Participant who holds unvested Restricted Stock or Stock Units, terminates service as a Consultant by reason of total and permanent disability, the Restricted Stock or Stock Units will continue to vest according to the terms of the Restricted Stock.

(8) In the event a Participant otherwise terminates employment or service as a Consultant or Non-Employee Director, any Restricted Stock or Stock Units that is not vested forfeits to the Corporation.

(9) Its shall be presumed unless the Committee determines to the contrary, that all awards to Employees under this Section of the Plan are intended to qualify for Performance-Based Exception. If the Committee does not intend an Award to an Employee to qualify for the Performance-Based Exception the Committee shall reflect its intent in its records in such manner as the Committee determines to be appropriate. For the purpose of complying with the Performance-Based Exception rules of Section 162(m) of the Internal Revenue Code, the maximum Award under this Section of the Plan to any one Employee during any one Fiscal Year shall not exceed 1,000,000 shares.

SECTION XII

ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Notwithstanding any other provision of the Plan, the Award Agreements may contain such provisions as the Committee determines to be appropriate for the adjustment of the number and class of shares, subject to each outstanding Stock Option or SAR, the exercise prices in the event of changes in, or distributions with respect to, the outstanding Common Stock by reason of stock dividends, recapitalizations, mergers, consolidations, split-ups, combinations or exchanges of shares, spinoffs and the like, and, in the event of any such changes in, or distribution with respect to, the outstanding Common Stock, the aggregate number and class of shares available under the Plan and the limits applicable to Awards under the Plan, in each case, shall be appropriately adjusted by the Committee, whose determination shall be conclusive.

SECTION XIII

ADMINISTRATION OF THE PLAN

Full power and authority to construe, interpret and administer the Plan is vested in the Committee. Decisions of the Committee will be final, conclusive and binding upon all parties, including the Corporation, shareowners, Employee, Consultants, and Non-Employee Directors. The foregoing will include, but will not be limited to, all determinations by the Committee as to (a) the approval of Employees, Consultants, and Non-Employee Directors for participation in the Plan, (b) the amount of the Awards, (c) the performance levels at which different percentages of the Awards would be earned and all subsequent adjustments to such levels and (d) the determination of all Awards. Any person who accepts any Award hereunder agrees to accept as final, conclusive and binding all determinations of the Committee. The Committee will have the right, in the case of Employees or Consultants who are employed or engaged to perform services, respectively, outside the United States, or Non-Employee Directors not resident in the United States, to vary from the provision of the Plan to the extent the Committee deems appropriate in order to preserve the incentive features of the Plan.

SECTION XIV

NON-ASSIGNMENT

Awards under the Plan may not be assigned or alienated. In case of a Participant's death, the amounts distributable to the deceased Participant under the Plan with respect to which a designation of beneficiary has been made (to the extent it is valid and enforceable under applicable law) shall be distributed in accordance with the Plan to the designated beneficiary or beneficiaries. The amount distributable to a Participant upon death and not subject to such a designation shall be distributed to the Participant's estate. If there is any question as to the right of any beneficiary to receive a distribution under the Plan, the amount in question may be paid to the estate of the Participant, in which event the Corporation will have no further liability to anyone with respect to such amount.

SECTION XV

WITHHOLDING TAXES

A Participant may elect, subject to the provisions of the applicable Sections of the Plan and the terms of the Award, to pay any withholding tax due in connection with the exercise of any Stock Option or SAR or upon the vesting of Restricted Stock or the settlement of any other Award either (i) by cash including a personal check made payable to the Corporation or (ii) by delivering at fair market value, on the date that the amount of tax to be withheld is determined, unrestricted Common Stock already owned by the Participant, or (iii) by any combination of cash or unrestricted Common Stock. In addition, the Committee may permit, in the Award Agreement or otherwise, that in the event that a Participant is required to pay to the Corporation any amount to be withheld in connection with the exercise, vesting or settlement of an Award denominated in shares, the Participant may satisfy such obligation (in whole or in part) by electing to have the Corporation withhold a portion of the shares of Common Stock otherwise to be issued upon exercise, vesting or settlement of such Award equal in value to the minimum amount required to be withheld. The value of the shares to be withheld shall be the fair market value on the date that the amount of tax to be withheld is determined.

SECTION XVI

RIGHTS OF PARTICIPANT

To the extent that any Participant, beneficiary or estate acquires a right to receive payments or distributions under the Plan, such right will be no greater than the right of a general unsecured creditor of the Corporation. All payments and distributions to be made hereunder will be paid from the general assets of the Corporation. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create any contracted right or trust of any kind or fiduciary relationship between the Corporation and any Participant, beneficiary or estate.

SECTION XVII

MODIFICATION, AMENDMENT OR TERMINATION

The Committee may modify, amend, or terminate the Plan at any time, provided that, unless the requisite approval of stockholders is obtained, no amendment shall be made to the Plan if such amendment would (i) increase the number of shares of Common Stock available for issuance under the Plan or increase the limits applicable to Awards under the Plan, in each case, except as provided in Section XII; (ii) lower the Exercise Price of the Stock Option or SAR grant value below 100% of the Fair Market Value of one share of Common Stock on the Grant Date, except as provided in Section XII; (iii) remove the repricing restriction set forth in Section IX; or (iv) require stockholder approval as a matter of law or under rules of the New York Stock Exchange. No Plan amendment shall, without the affected Participant's consent, terminate or adversely affect any right or obligation under any Stock Option or other Award previously granted under the Plan. Without limiting the generality of the preceding sentence, in no event shall the Plan or any Award Agreement be amended to eliminate or otherwise adversely affect the election rights provided to a Participant pursuant to Section XX of the Plan without the written consent of the affected Participant.

SECTION XVIII

RESERVATION OF SHARES

(1) The total number of shares of Common Stock reserved and available for delivery pursuant to this Plan is 3,250,000 shares of Common Stock. The number of shares authorized and available shall be increased by shares of Common Stock subject to an option or award under this Plan or any other plan, including the Navistar 1994 Performance Incentive Plan, the Navistar 1998 Supplemental Stock Plan, or the 1998 Non-Employee Director Stock Option Plan, that is cancelled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant of the plan, including shares used to pay the option exercise price of an option issued under the Plan or any other plan or to pay taxes with respect to such an option.

(2) In order to provide a limitation on the number of shares that may be issued as Incentive Stock Options as provided by the Code, no more than 1,000,000 shares of Common Stock, or if less the number of shares that may be issued under the Plan, shall be granted as Incentive Stock Options in any calendar year. Such shares may be in whole or in part, as the Board of Directors shall from time to time determine, authorized and unissued shares of Common Stock or issued shares of Common Stock which shall have been reacquired by the Corporation.

(3) In order to provide a limitation on the number of shares that may be issued as Restricted Stock, Stock Units, SARs, and Awards other than Stock Options, no more than 1,000,000 shares of Common Stock that may be issued under the Plan shall be granted as Restricted Stock, Stock Units, SARs, or Awards other than Stock Options.

SECTION XIX

RIGHTS OF EMPLOYEES

Status as an Employee shall not be construed as a commitment that any one or more Awards will be made under this Plan to an Employee or to Employees generally. Status as a Participant shall not entitle the Participant to any additional future Awards. Nothing in the Plan will confer on any Employee or Participant any right to continue in the employ of the Corporation or any of its subsidiaries or interfere with or prevent in any way the right of the Corporation or any of its subsidiaries to terminate an Employee or Participant's employment at any time for any reason.

SECTION XX

CHANGE IN CONTROL

Notwithstanding any provision contained herein to the contrary, in the event of a Change in Control, all awarded Restricted Stock and Stock Units will immediately be free of all restrictions and performance contingencies and will be deemed fully earned and not subject to forfeiture and all outstanding Stock Options governed by the Plan will be immediately exercisable and shall continue to be exercisable for a period of three (3) years from the date of the Change in Control regardless of the original term or employment status, except that the term of any Incentive Stock Option shall not be extended beyond ten (10) years from the date of grant. Notwithstanding any provision of the Plan to the contrary, in the event of a Change in Control, each Participant may elect, in a form and manner determined by the Corporation, that any Stock Option held by the Participant at the time of the Change in Control whose exercise in accordance with the terms of the Plan is prohibited at the time of the Change in Control by reason of the application of Federal or state securities laws shall be canceled effective as of the Change in Control in exchange for a cash payment from the Corporation equal to (i) (a) the excess (if any) of the value per share of Common Stock provided to stockholders of the Corporation generally in connection with the Change in Control (or, if none, the fair market value of a share of Common Stock on the date of the Change in Control or, if not a trading day, on the last trading day preceding the date of the Change in Control) over the Exercise Price under the Stock Option multiplied by (b) the number of shares of Common Stock subject to the Stock Option, less (ii) the statutory minimum withholding tax that may be due by reason of such payment, provided that this election will apply in respect of an Incentive Stock Option outstanding as of June 18, 2007 only if the holder of the Incentive Stock Option consents, during a period of less than 30 days following June 18, 2007, to its application to the Incentive Stock Option.

SECTION XXI

LIMITATION OF ACTIONS

Every right of action by or on behalf of the Corporation or any shareowner against any past, present or future member of the Board of Directors, officer or Employee arising out of or in connection with the Plan will, irrespective of the place where action may be brought and irrespective of the place of residence of any such director, officer or Employee, cease and be barred by the expiration of three (3) years from whichever is the later of (a) the date of the act or omission in respect of which such right of action arises or (b) the first date upon which there has been made generally available to shareowners an annual report of the Corporation and a proxy statement for the annual meeting of shareowners following the issuance of such annual report, which annual report and proxy statement alone or together set forth, for the related period, the aggregate amount of Awards under the Plan during such period; and any and all right of action by an Employee, Consultant, or Non-Employee Director (past, present or future) against the Corporation arising out of or in connection with the Plan shall, irrespective of the place where action may be brought, cease and be barred by the expiration of three (3) years from the date of the act or omission in respect of which such right of action arises.

SECTION XXII

GOVERNING LAW

The Plan will be governed by and construed in accordance with applicable Federal laws and, to the extent not inconsistent therewith or pre-empted thereby, with the laws of the State of Delaware (without regard to the conflicts of laws provisions of that State or any other jurisdiction), including applicable regulations, rules, and such other applicable authorities thereunder ("Applicable Law"). Accordingly, for the avoidance of doubt, the receipt, exercise, issuance, and disposition, as appropriate, of any Award, Common Stock, Stock Option, or other incentive or award under the Plan is expressly conditioned upon and subject to any and all limitations, restrictions, prohibitions, or such other conditions imposed by Applicable Law, including, but not limited to, applicable Federal and state securities law. Without limiting the generality and applicability of the foregoing and notwithstanding any provision of the Plan to the contrary, if and to the extent any amounts payable or benefits provided under this Plan are subject to, and would otherwise violate, the requirements of Section 409A of the Internal Revenue Code, including applicable regulations, rules, and such other applicable authorities thereunder ("Code Section 409A"), such amounts or benefits shall be paid or provided under such other conditions, determined by the Committee in its sole discretion, that cause the provision of such amounts or benefits to comply with, or not to be subject to, Code Section 409A and this Plan shall be construed and administered accordingly to achieve that objective.

SECTION XXIII

EFFECTIVE DATE

The effective date of the Plan shall be February 17, 2004 (the "Effective Date"), subject to approval by the stockholders at the Corporation's Annual Meeting to be held on February 17, 2004, or any adjournment thereof. The Plan shall continue in effect for ten (10) years from the Effective Date, expiring February 16, 2014. No Awards may be granted under the Plan subsequent to February 16, 2014, but Awards theretofore granted may extend beyond that date in accordance with their terms.

EXHIBIT 10.85

2009 Long-Term Incentive Equity Grants

On December 15, 2008 the Compensation Committee and Board of Directors approved the long-term incentive equity grants to those individuals set forth below in the amount and upon the terms and conditions set forth below.

General Terms of Grant:

* *Form of grant*: A combination of stock option and restricted stock unit awards for executive officers and only stock options for non-employee directors.
* *Vesting*: Both the stock option grant and the award of restricted stock units vest equally over a 3 year period.
* *Grant date*: December 16, 2008.
* *Exercise Price for Stock Options*: $22.655.
* *Number of stock options and restricted stock units*:

	Stock Option	RSU
Daniel C. Ustian, Chairman, President and CEO	91,656	18,057
William A. Caton, Executive Vice President and Chief Risk Officer	41,942	8,263
Terry M. Endsley, Executive Vice President Chief Financial Officer	31,959	6,296
Deepak T. Kapur, President—Truck Group	31,959	6,296
Pamela J. Turbeville, SVP & CEO Navistar Financial Corporation	20,703	4,078
Steven K. Covey, SVP, General Counsel and Chief Ethics Officer	20,703	4,078

Each Non-Employee Director—3,600 stock options in lieu of their traditional annual stock option grant of 4,000 shares.

EXHIBIT 10.86

FIRST AMENDMENT TO THE NAVISTAR, INC. SUPPLEMENTAL RETIREMENT ACCUMULATION PLAN

WHEREAS, Navistar, Inc. (the "Company") maintains the Navistar, Inc. Supplemental Retirement Accumulation Plan (the "Plan"); and

WHEREAS, the Company reserves the right to amend the Plan pursuant to Section 5.1 therein.

NOW THEREFORE, by virtue and in exercise of the power to amend the Plan reserved to the Company under the Plan, Subsection 2.3(b)(i) of the Plan is hereby amended, effective for discretionary employer contributions to be credited for plan years beginning on or after January 1, 2006, as follows:

[PRIOR PLAN LANGUAGE]

"(b)(i) With respect to any Former MRO Participant, the portion of the Former MRO Participant's ***actual*** [emphasis added] "employer retirement contribution" (as defined in the applicable Qualified Plan) attributable to his or her Bonus with respect to such Plan Year (determined by first attributing the Former MRO Participant's Base Salary for such Plan Year) that is allocated on his or her behalf under the Qualified Plan for such Plan Year, and"

[NEW PLAN LANGUAGE]

"(b)(i) With respect to any Former MRO Participant, an amount equal to the portion of the Former MRO Participant's "employer retirement contribution" (as defined in the applicable Qualified Plan, but as modified herein) attributable to his or her Bonus with respect to such Plan Year (determined by first attributing the Former MRO Participant's Base Salary for such Plan Year) that is allocated on his or her behalf under the Qualified Plan for such Plan Year, except that the determination of such employer retirement contribution shall be determined by using the same single Applicable Percentage that is used in paragraph (a) above in lieu of the applicable percentage(s) specified in the Qualified Plan, and"

EXHIBIT 12

Computation of Ratio of Earnings to Fixed Charges

The computation of Ratio of Earnings to Fixed Charges as shown on this Exhibit 12 is provided pursuant to Items 503(d) and 601(12) of Regulation S-K. The Ratio of Earnings to Fixed Charges is not calculated consistently with the fixed charge coverage ratios that may be required under certain covenants of the Company's debt agreements. As of October 31, 2008, the Company was in compliance with its loan covenants. See Note 10, *Debt*, to the accompanying consolidated financial statements.

(in millions)	2008	2007	2006	2005	2004
Income (loss) before income tax (expense) benefit	**$ 191**	$ (73)	$ 395	$ 145	$ (35)
Interest expense(A)	**456**	493	418	300	219
Debt amortization expense	**13**	9	13	8	18
Interest portion of rent expense (33%)	**17**	17	15	15	13
Total earnings	**677**	446	841	468	215
Capitalized interest	**5**	7	6	1	1
Interest expense(A)	**473**	510	433	315	232
Debt amortization expense	**13**	9	13	8	18
Total fixed charges	**491**	526	452	324	251
Ratio of earnings to fixed charges	**1.38**	**0.85**	**1.86**	**1.45**	**0.86**
Earnings shortfall	**—**	**(80)**	**—**	**—**	**(36)**

(A) Excludes interest expense on income tax contingencies.

EXHIBIT 21

NAVISTAR INTERNATIONAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

SUBSIDIARIES OF THE REGISTRANT AS OF OCTOBER 31, 2008

	STATE OR COUNTRY IN WHICH SUBSIDIARY ORGANIZED
Subsidiaries that are 100% owned:	
Navistar, Inc.	Delaware
International of Mexico Holding Corporation	Delaware
Subsidiaries that are 100% owned by Navistar, Inc.:	
Navistar Canada, Inc.	Canada
Navistar Financial Corporation	Delaware
IC Bus, LLC	Arkansas
SST Truck Company, LLC	Delaware
Navistar Defense, LLC	Delaware
Subsidiaries that are 100% owned by International of Mexico Holding Corporation:	
International Truck and Engine Corporation Cayman Islands Holding Company	Cayman Islands
Camiones y Motores International de Mexico, S.A. de C.V.	Mexico
Subsidiaries that are 100% owned by Navistar Canada, Inc.:	
MWM International Industria De Motores Da America Do Sul Ltda.	Brazil
Subsidiaries less than 50% owned by Navistar, Inc., but considered to be a significant subsidiary:	
Blue Diamond Parts LLC	Delaware

Subsidiaries not shown by name in the above listing, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Navistar International Corporation:

We consent to the incorporation by reference in the registration statements (Nos. 2-70979, 33-26847, 333-25783, 333-29735, 333-29739, 333-29301, 333-77781, 333-73392, 333-86756, 333-86754 and 333-113896) on Form S-8 of Navistar International Corporation of our report dated December 30, 2008, with respect to the consolidated balance sheets of Navistar International Corporation and subsidiaries as of October 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' deficit, and cash flows for each of the years in the three-year period ended October 31, 2008 and the effectiveness of internal control over financial reporting as of October 31, 2008, which report appears in the October 31, 2008 annual report on Form 10-K of Navistar International Corporation.

As described in Note 1 to the accompanying consolidated financial statements, the Company adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of Statement of Financial Accounting Standards (SFAS) No. 109* as of November 1, 2007. As described in Note 11 to the accompanying consolidated financial statements, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plan—an amendment of FASB Statements No. 87, 88, 106, and 132(R)* as of October 31, 2007.

Our report expresses our opinion that Navistar International Corporation did not maintain effective internal control over financial reporting as of October 31, 2008 because of the effects of material weaknesses on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that management has identified and included in its assessment the following categories of material weaknesses as of October 31, 2008: accounting policies and procedures, period-end close process, account reconciliations, journal entries, revenue accounting, inventory accounting, warranty accounting, and segregation of duties.

/s/ KPMG LLP

Chicago, Illinois
December 30, 2008

EXHIBIT 24

NAVISTAR INTERNATIONAL CORPORATION AND CONSOLIDATED SUBSIDIARIES

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby make, constitute and appoint Daniel C. Ustian, Terry M. Endsley and John P. Waldron, and each of them acting individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution, for them and in their name, place and stead, in any and all capacities, to sign Navistar International Corporation's Annual Report on Form 10-K for the fiscal year ended October 31, 2008, and any amendments thereto, and to file the same with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents may lawfully do or cause to be done by virtue hereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ DANIEL C. USTIAN **Daniel C. Ustian**	Chairman, President and Chief Executive Officer and Director (Principal Executive Officer)	December 30, 2008
/s/ TERRY M. ENDSLEY **Terry M. Endsley**	Executive Vice President and Chief Financial Officer and Director (Principal Financial Officer)	December 30, 2008
/s/ Y. MARC BELTON **Y. Marc Belton**	Director	December 30, 2008
/s/ EUGENIO CLARIOND **Eugenio Clariond**	Director	December 30, 2008
/s/ JOHN D. CORRENTI **John D. Correnti**	Director	December 30, 2008
/s/ DR. ABBIE J. GRIFFIN **Dr. Abbie J. Griffin**	Director	December 30, 2008
/s/ MICHAEL N. HAMMES **Michael N. Hammes**	Director	December 30, 2008
/s/ DAVID D. HARRISON **David D. Harrison**	Director	December 30, 2008
/s/ JAMES H. KEYES **James H. Keyes**	Director	December 30, 2008
/s/ STEVEN J. KLINGER **Steven J. Klinger**	Director	December 30, 2008
/s/ DENNIS D. WILLIAMS **Dennis D. Williams**	Director	December 30, 2008

EXHIBIT 31.1

CERTIFICATION

I, Daniel C. Ustian, certify that:

1. I have reviewed this annual report on Form 10-K of Navistar International Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 30, 2008

/s/ DANIEL C. USTIAN

Daniel C. Ustian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATION

I, Terry M. Endsley, certify that:

1. I have reviewed this annual report on Form 10-K of Navistar International Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's Board of Directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 30, 2008

/s/ TERRY M. ENDSLEY

Terry M. Endsley
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Navistar International Corporation (the "Company") on Form 10-K for the period ended October 31, 2008 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Daniel C. Ustian, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: December 30, 2008

/s/ DANIEL C. USTIAN

Daniel C. Ustian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.

EXHIBIT 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Navistar International Corporation (the "Company") on Form 10-K for the period ended October 31, 2008 as filed with the Securities and Exchange Commission (the "SEC") on the date hereof (the "Report"), I, Terry M. Endsley , Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley Act of 2002 has been provided to the Company and will be retained by the Company and furnished to the SEC or its staff upon request.

Date: December 30, 2008

/s/ TERRY M. ENDSLEY

Terry M. Endsley
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.

Additional Financial Information (Unaudited)

The following additional financial information is provided based upon the continuing interest of certain stockholders and creditors to assist them in understanding our core manufacturing business with our financial services operations on a pre-tax equity basis. Our manufacturing operations, for this purpose, include our Truck segment, Engine segment, Parts segment, and Corporate items. The manufacturing operations financial information represents non-GAAP financial measures. The reconciling differences between these non-GAAP financial measures and our GAAP consolidated financial statements in Item 8 are our financial services operations, which are included on a pre-tax equity basis. Certain of our subsidiaries in our manufacturing operations have debt outstanding with our financial services operations ("intercompany debt"). In the condensed statements of assets, liabilities and stockholders' deficit, the intercompany debt is reflected as accounts payable. The change in the intercompany debt is reflected in the net cash provided by operating activities in the condensed statements of cash activities.

We revised our previously reported condensed statements of assets, liabilities, redeemable equity securities, and stockholders' deficit as of October 31, 2007 to give effects to recording stock options as redeemable equity securities, which have been classified as mezzanine equity. The redeemable equity securities were previously included in *Stockholders' deficit*. In June 2007 we amended the terms of then-outstanding stock option awards to allow for cash settlement in the event of a change in control and when certain other conditions exist. In accordance with EITF Topic No. D-98, *Classification and Measurement of Redeemable Securities*, the amended stock options' intrinsic values should have been re-measured at the modification date and should have been recorded as *Redeemable equity securities*, which are classified as mezzanine equity on the consolidated statements of assets, liabilities, redeemable equity securities, and stockholders' deficit. To record the amount reported as mezzanine equity, we recorded a corresponding reduction of *Stockholders' deficit* in the amount of $139 million. The corrections had no effect on our previously reported condensed statements of operations and condensed statements of cash activities and are not considered material to any previously reported consolidated financial statements.

We have revised our previously reported condensed statements of cash activities for the years ended October 31, 2007 and 2006 to reflect the correction of errors identified in those statements. The errors were primarily related to the incorrect allocation of the effect of exchange rates on cash and cash equivalents where amounts previously reported in the *Effect of exchange rates on cash and cash equivalents* are now reported in *Other, net* in *Net cash provided by (used in) operating activities* and reclassifications from *Net cash provided by operating activities* to *Net cash used in investing activities*. The corrections had no effect on our previously reported condensed statements of assets, liabilities and stockholders' deficit or condensed statements of revenues and expenses, and are not considered material to any previously reported condensed statements of cash activities.

Condensed Statements of Revenues and Expenses
Navistar International Corporation (with financial services operations on a pre-tax equity basis)

	For the years ended October 31		
	2008	**2007**	**2006**
(in millions)			
Sales of manufactured products, net	**$14,399**	$11,910	$13,878
Costs of products sold	**11,930**	10,131	11,703
Asset impairment	**358**	—	—
Selling, general and administrative expenses	**1,309**	1,352	1,234
Engineering and product development costs	**380**	382	453
Other expenses, net	**209**	246	240
Total costs and expenses	**14,186**	12,111	13,630
Income (loss) before income taxes—Manufacturing operations	**213**	(201)	248
—Financial services operations	**(22)**	128	147
Income (loss) before income taxes	**191**	(73)	395
Income tax expense	**(57)**	(47)	(94)
Net income (loss)	**$ 134**	$ (120)	$ 301

Condensed Statements of Assets, Liabilities, and Stockholders' Deficit
Navistar International Corporation (with financial services operations on a pre-tax equity basis)

(in millions)	As of October 31 2008	As of October 31 2007 (Revised)
Cash and cash equivalents	**$ 775**	$ 716
Accounts receivable	**1,069**	788
Inventories	**1,566**	1,380
Investments in and advances to financial services operations	**387**	397
Investments in and advances to non-consolidated affiliates	**156**	154
Property and equipment, net	**1,390**	1,980
Goodwill and intangible assets, net	**529**	639
Other assets	**185**	331
Deferred taxes, net	**67**	123
Total assets	**$ 6,124**	$6,508
Accounts payable	**$ 2,162**	$1,888
Postretirement benefits liabilities	**1,628**	1,310
Debt—manufacturing operations	**1,834**	2,028
Other liabilities	**1,852**	2,016
Redeemable equity securities	**143**	140
Stockholders' deficit	**(1,495)**	(874)
Total liabilities and stockholders' deficit	**$ 6,124**	$6,508

Condensed Statements of Cash Activities
Navistar International Corporation (with financial services operations on a pre-tax equity basis)

(in millions)	For the years ended October 31 2008	2007 (Revised)	2006 (Revised)
Cash flow from operating activities:			
Net income (loss)	**$ 134**	$ (120)	$ 301
Adjustments to reconcile net income (loss) to cash provided by operating activities:			
Depreciation and amortization	**333**	312	317
Depreciation of equipment leased to others	**44**	40	34
Deferred taxes	**82**	39	(3)
Impairment of property and equipment	**372**	—	—
Equity in loss (income) of financial services operations	**22**	(128)	(147)
Equity in income of non-consolidated affiliates	**(71)**	(74)	(99)
Dividends from financial services operations	**25**	400	—
Dividends from non-consolidated affiliates	**85**	111	83
Other, net	**(597)**	(411)	10
Net cash provided by operating activities	**429**	169	496
Cash flow from investing activities:			
Purchases of marketable securities	**(42)**	(221)	(179)
Sales or maturities of marketable securities	**46**	351	134
Net change in restricted cash and cash equivalents	**7**	24	1
Capital expenditures	**(168)**	(309)	(228)
Acquisitions, net of cash acquired	**—**	(7)	(54)
Contributions to NFC	**(60)**	—	—
Other investment activities	**1**	92	(25)
Net cash used in investing activities	**(216)**	(70)	(351)
Net cash provided by (used in) financing activities	**(133)**	(480)	140
Effect of exchange rate changes on cash and cash equivalents	**(21)**	19	17
Increase (decrease) in cash and cash equivalents	**59**	(362)	302
Cash and cash equivalents at beginning of the year	**716**	1,078	776
Cash and cash equivalents at end of the year	**$ 775**	$ 716	$1,078

Board of Directors

Shareholder Information

Annual Meeting
The annual meeting of shareholders will be held at 11:00 a.m. Central time Tuesday, February 17, 2009, at:
Hyatt Lisle
1400 Corporetum Drive
Lisle, IL 60532
USA

Investor Relations
For information about shareholder matters, please contact the investor relations team:
Website: http://ir.navistar.com/
Telephone: (630) 753-2143
Email: investor.relations@navistar.com

SEC Filings
Filings with the U.S. Securities and Exchange Commission, including the latest 10-K and proxy statement, are available on our Website at http://ir.navistar.com/

Transfer Agent
For inquiries regarding name changes, changes of address or missing certificates, please contact our shareholder service provider:
BNY Mellon Shareowner Services
P.O. Box 3315
South Hackensack, NJ 07606-1915
480 Washington Blvd.
Jersey City, NJ 07310
Telephone: (888) 884-9359

Stock Trading Information
Navistar International Corporation is listed on the New York Stock Exchange.
Ticker Symbol: NAV

Independent Auditor
KPMG LLP
303 East Wacker Drive
Chicago, IL 60601

Corporate Headquarters
Navistar International Corporation
4201 Winfield Road
Warrenville, IL 60555
Telephone: (630) 753-5000

GAAP Reconciliation

	FY 2005 ($ Billions)	FY 2006 ($ Billions)	FY 2007 ($ Billions)	FY 2008 ($ Billions)	414,500 Industry Goal ($ Billions)	
Revenues	$12	$14	$12	$15	$15+	
	($ Millions)	($ Millions)	($ Millions)	($ Millions)	($ Millions)	
Manufacturing Segment Profit (excluding asset impairment charges related to reductions in Ford pickup truck engine volumes) – Non-GAAP	**$421**	**$838**	**$426**	**$1,114**	**$1,600**	
Asset impairment charges and related costs (related to reductions in Ford pickup truck engine volumes)	–	–	–	($395)	–	
Manufacturing Segment Profit – Non-GAAP	**$421**	**$838**	**$426**	**$719**	**$1,600**	
Corporate Items	($276)	($398)	($431)	($350)	($313)	($423)
Interest Expense, Corporate	($136)	($192)	($196)	($156)	($157)	($177)
Financial Services Profit (Loss)	$136	$147	$128	($22)	$140	$100
Subtotal – Below the line range	**($276)**	**($443)**	**($499)**	**($528)**	**($330)**	**($500)**
Consolidated Income Before Income Tax	**$145**	**$395**	**($73)**	**$191**	**$1,270**	**$1,100**
Diluted Earnings per Share (excluding asset impairment charges related to reductions in Ford pickup truck engine volumes)	**$1.90**	**$4.12**	**($1.70)**	**$7.23**	–	
Asset Impairment charges and related costs (related to reductions in Ford pickup truck engine volumes)	–	–	–	($5.41)	–	
Diluted Earnings per Share	**$1.90**	**$4.12**	**($1.70)**	**$1.82**	–	

The financial measures presented above are unaudited non-GAAP; they reflect a change in segment reporting methodology beginning in 2007. This is not in accordance with, or an alternative for, U.S. generally accepted accounting principles (GAAP). The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. However, we believe that non-GAAP reporting, giving effect to the adjustments shown in the reconciliation above, provides meaningful information and therefore we use it to supplement our GAAP reporting by identifying items that may not be related to the core manufacturing business. Management often uses this information to assess and measure the performance of our operating segments. We have chosen to provide this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the above reconciliations, and to provide an additional measure of performance.

Forward-Looking Statements

Information provided and statements contained in this report that are not purely historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and the Private Securities Litigation Reform Act of 1995. Such forward-looking statements only speak as of the date of this report and the Company assumes no obligation to update the information included in this report. Such forward-looking statements include information concerning our possible or assumed future results of operations, including descriptions of our business strategy. These statements often include words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," or similar expressions. These statements are not guarantees of performance or results and they involve risks, uncertainties, and assumptions. For a further description of these factors, see Item 1A. Risk Factors of our Form 10-K for the fiscal year ended October 31, 2008, which was filed on December 30, 2008. Although we believe that these forward-looking statements are based on reasonable assumptions, there are many factors that could affect our actual financial results or results of operations and could cause actual results to differ materially from those in the forward-looking statements. All future written and oral forward-looking statements by us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to above. Except for our ongoing obligations to disclose material information as required by the federal securities laws, we do not have any obligations or intention to release publicly any revisions to any forward-looking statements to reflect events or circumstances in the future or to reflect the occurrence of unanticipated events.

Satellite photo courtesy of NASA

Navistar International Corpora
4201 Winfield Road, Warrenville
navistar.com

NAVISTAR®

NAVISTAR INTERNATIONAL CORPORATION
4201 WINFIELD ROAD
P.O. BOX 1488
WARRENVILLE, ILLINOIS 60555

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
TUESDAY, FEBRUARY 17, 2009
11:00 A.M. – CENTRAL STANDARD TIME

HYATT LISLE HOTEL
1400 CORPORETUM DRIVE
LISLE, ILLINOIS 60532

January 16, 2009

To our stockholders:

On behalf of the Board of Directors of Navistar International Corporation you are cordially invited to attend our 2009 Annual Meeting of Stockholders to:

- Elect as directors the nominees named in the attached proxy statement;

- Ratify the selection of our Independent Registered Public Accounting Firm;

- Approve the material terms of the performance measurements and goals set forth in our 2004 Performance Incentive Plan; and

- Conduct any other business properly brought before the meeting.

You must have an admission ticket to attend. Procedures for requesting an admission ticket are detailed on page 54 of this proxy statement. Attendance and voting is limited to stockholders of record at the close of business on January 2, 2009.

By Order of the Board of Directors,

Curt A. Kramer
Secretary

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON FEBRUARY 17, 2009: THE ANNUAL REPORT AND PROXY STATEMENT ARE AVAILABLE AT HTTP://IR.NAVISTAR.COM/ANNUALPROXY.CFM

NAVISTAR®

NAVISTAR INTERNATIONAL CORPORATION
4201 WINFIELD ROAD
P.O. BOX 1488
WARRENVILLE, IL 60555

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

You may vote by telephone or Internet 24 hours a day, 7 days a week. Your telephone or Internet vote authorizes the named proxies in the same manner as if you had executed a proxy card.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by us in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery please visit our Investor Relations Website at http://ir.navistar.com.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: NAVST1 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

NAVISTAR INTERNATIONAL CORPORATION

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1, 2 AND 3.

Vote on Directors

	For All	Withhold All	For All Except
1. ELECTION OF DIRECTORS	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees:

01) Y. Marc Belton
02) Terry M. Endsley
03) Michael N. Hammes

Vote on Proposals

	For	Against	Abstain
2. Vote to ratify the selection of KPMG LLP as our independent registered public accounting firm.	☐	☐	☐
3. Vote to approve the material terms of the measurements and goals set forth in our 2004 Performance Incentive Plan.	☐	☐	☐

The foregoing items of business are more fully described in the Proxy Statement accompanying this card. The Board of Directors of the Company has fixed the close of business on January 2, 2009, as the record date for the determination of stockholders entitled to notice of, and to vote at, the Annual Meeting and at any adjournment or postponement thereof.

This proxy is solicited on behalf of the company's Board of Directors. The shares represented by this proxy will be voted in accordance with the instruction given by the undersigned stockholder(s). The Board of Directors recommends a vote For each of the above proposals.

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

Please indicate if you plan to attend this meeting. ☐ Yes ☐ No

(**NOTE:** Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, please sign in full corporate name, by authorized officer. If a partnership, please sign in partnership name by authorized person.)

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

NAVISTAR®

ADMISSION TICKET

(Not Transferable)

NAVISTAR INTERNATIONAL CORPORATION

2009 Annual Meeting of Stockholders

Tuesday, February 17, 2009

11:00 a.m. Central Standard Time

Hyatt Lisle Hotel
1400 Corporetum Drive
Lisle, Illinois 60532

PHOTO IDENTIFICATION WILL BE REQUIRED

Please present this admission ticket in order to gain admittance to the meeting. This ticket admits only the stockholder listed on the reverse side and is not transferable.

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting: The Notice and Proxy Statement and Annual Report and Form 10-K Wrap are available at www.proxyvote.com.

NAVISTAR®

NAVISTAR INTERNATIONAL CORPORATION

PROXY AND VOTING INSTRUCTION

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

ANNUAL MEETING OF STOCKHOLDERS - FEBRUARY 17, 2009

At the Annual Meeting of Stockholders of Navistar International Corporation (the "company") on February 17, 2009, or at any adjournments thereof, the undersigned hereby appoints Daniel C. Ustian, Terry M. Endsley and Steven K. Covey, and each of them, proxies with power of substitution to vote, as indicated on the matters set forth on the reverse side hereof and in their discretion upon such other business as may properly come before the meeting.

This card also serves to instruct the trustee of each defined contribution plan sponsored by the company or any of its subsidiaries how to vote the shares of the company's stock credited to the accounts of the undersigned under any such plan at the close of business on January 2, 2009, as directed herein on the matters listed on the reverse side, and, in their discretion, on any other matters that may come before the meeting. To the extent that the trustee has not received the directions from the undersigned by February 12, 2009, the trustee will act in accordance with the Employee Benefit Plan documents.

You are encouraged to specify your choices by marking the appropriate boxes. However, if you wish to vote in accordance with the Board of Directors' recommendations, simply sign and return this card.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE ELECTION OF THE NOMINEES LISTED ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.

Address Changes/Comments: ______________________________

____

(If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

TABLE OF CONTENTS

FREQUENTLY ASKED QUESTIONS REGARDING ATTENDANCE AND VOTING

Q: Why am I receiving this proxy statement?

A: You are receiving this proxy statement because the Board of Directors (the "Board") of Navistar International Corporation ("Navistar" or the "Company") is soliciting your proxy to vote your shares at our 2009 annual meeting of stockholders (the "Annual Meeting"). This proxy statement includes information that we are required to provide to you under the rules of the U.S. Securities and Exchange Commission ("SEC") and is designed to assist you in voting your shares.

Q: What is the purpose of the Annual Meeting?

A: The purpose of the Annual Meeting is to have stockholders act upon the matters outlined in the notice of annual meeting and this proxy statement, which include the election of the nominees named in this proxy statement as directors, the ratification of Navistar's independent registered public accounting firm and approval of the material terms of the performance measurements and goals set forth in our 2004 Performance Incentive Plan. In addition, management may report on the performance of Navistar and respond to questions from stockholders.

Q: Who can attend the Annual Meeting of Stockholders?

A: Anyone wishing to attend the Annual Meeting must have an admission ticket issued in his or her name. Admission is limited to:

• stockholders of record on January 2, 2009, or
• a stockholder's authorized proxy holder or representative.

You must provide evidence of your ownership of shares with your ticket request. The specific requirements for obtaining an admission ticket are specified in the "Admission & Ticket Request Procedure" on page 54.

Q: What is the difference between a stockholder of record and stock held in "street name"?

A: A stockholder of record or registered stockholder is a stockholder whose ownership of Navistar stock is reflected directly on the books and records of our transfer agent, Mellon Investor Services (the "Transfer Agent"). If you hold stock through a bank, broker or other intermediary, you hold your shares in "street name" and are not a stockholder of record. For shares held in a street position, the record owner of the shares is your bank, broker or other intermediary. Navistar only has access to ownership records for the registered shares so, if you are not a registered stockholder, for the purpose of requesting a ticket to attend the Annual Meeting, the Company needs additional documentation to evidence your stock ownership as of the record date, such as, a copy of your brokerage account statement, a letter from your broker, bank or other nominee or a copy of your voting instruction card.

Q: When is the record date and who is entitled to vote?

A: The Board set January 2, 2009, as the record date for the Annual Meeting. Holders of Navistar common stock on that date are entitled to one vote per share. As of January 2, 2009, there were approximately 71,229,235 shares of Navistar common stock outstanding. If you are a participant in any of the Company's 401(k) or retirement savings plans, your proxy card will represent the number of shares allocated to your account under the plan and will serve as a direction to the plan's trustee as to how the shares in your account are to be voted.

A list of all registered holders will be available for examination by stockholders during normal business hours at 4201 Winfield Road, Warrenville, Illinois 60555 at least ten days prior to the Annual Meeting and will also be available for examination at the Annual Meeting.

Q: How do I vote?

A: You may vote by any of the following methods:

- **in person** – stockholders who obtain an admission ticket (following the specified procedure) and attend the Annual Meeting will receive a ballot for voting.
- **by mail** – use the proxy and/or voting instruction card provided.
- **by phone or via the Internet** – follow the instructions on the enclosed proxy and/or voting instruction card.

If you vote by phone or via the Internet, please have your proxy and/or voting instruction card available. The control number appearing on your card is necessary to process your vote. A phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned the card by mail.

Q: How can I authorize someone else to vote for me?

A: If you want to authorize someone other than the individual(s) named on the proxy card to vote for you:

- cross out the individual(s) named and insert the name of the individual you are authorizing to vote; or
- provide a written authorization to the individual you are authorizing to vote along with your proxy card.

For holders in street name: You should contact your broker to obtain documentation with authorization to attend or vote at the Annual Meeting.

To obtain an admission ticket for your authorized proxy representative, see the requirements specified in the "Admission & Ticket Request Procedure" on page 54.

Q: How can I change or revoke my proxy?

A: *For stockholders of record:* You may change or revoke your proxy at any time before it is exercised by (i) submitting a written notice of revocation to Navistar c/o the Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555, (ii) providing a later dated proxy, (iii) voting by telephone or Internet at a later time or (iv) attending the Annual Meeting and voting in person. For all methods of voting, the last vote cast will supersede all previous votes.

For holders in street name: You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

Q: Is my vote confidential?

A: Yes. Proxy cards, ballots and voting tabulations that identify stockholders are kept confidential. There are exceptions for contested proxy solicitations or when necessary to meet legal requirements. Broadridge Financial Solutions, Inc., the independent proxy tabulator used by Navistar, counts the votes and acts as the inspector of election for the meeting.

Q: Will my shares be voted if I do not provide my proxy?

A: If your shares are held in street name, your shares may be voted even if you do not provide the brokerage firm with voting instructions. Under New York Stock Exchange ("NYSE") rules, your broker may vote shares held in street name on certain "routine" matters.

NYSE rules consider the election of directors, the ratification of the selection of independent auditors and the approval of the 162(m) performance measures to be routine matters. As a result, your broker is permitted to vote your shares on those matters at its discretion without instruction from you. When a proposal is not a routine matter, and the beneficial owner of the shares has not provided voting instructions to the brokerage firm with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. This is called a broker non-vote

Q: What is the quorum requirement for the Annual Meeting?

A: Under Navistar's bylaws, holders of at least one-third of the shares of Navistar common stock outstanding must be present in person or represented by proxy in order to constitute a quorum. Abstentions and broker non-votes are counted as present for purposes of establishing a quorum.

Q: What vote is necessary for action to be taken on proposals?

A: Directors are elected by a plurality vote of the shares present at the Annual Meeting, meaning that the director nominees with the most affirmative votes are elected to fill the available seats. As outlined in our Corporate Governance Guidelines, any director who receives more "withheld" votes than "for" votes in an uncontested election is required to tender his or her resignation to the Nominating and Governance Committee for consideration and recommendation to the Board. All other actions require an affirmative vote of the majority of shares present or represented at the Annual Meeting. Abstentions and broker non-votes have the effect of a vote against matters other than director elections, ratification of the selection of independent auditors and approval of 162(m) performance measures, which are considered routine matters as discussed above.

Votes submitted by mail, telephone or Internet will be voted by the individuals named on the card (or the individual properly authorized) in the manner indicated. If you do not specify how you want your shares voted, they will be voted in accordance with management's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted.

Q: What is house-holding?

A: If you and other residents at your mailing address own shares of Navistar common stock in street name, your broker or bank may have notified you that your household will receive only one annual report and proxy statement for each corporation in which you hold stock through that broker or bank. In this practice known as "house-holding," you were deemed to have consented to that process. House-holding benefits both you and the Company because it reduces the volume of duplicate information received at your household and helps the Company to reduce expenses. Accordingly, the Company and your broker or bank will send one copy of our annual report and proxy statement to your address. Each stockholder will continue to receive a separate proxy card or voting instruction card. We will promptly deliver an additional copy of either document to you if you call or write us at the following address or phone number: Investor Relations, Navistar International Corporation, 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555, (630) 753-2143.

Q: What does it mean if I receive more than one proxy card?

A: Whenever possible, registered shares and plan shares for multiple accounts with the same registration will be combined into the same card. Shares with different registrations cannot be combined and as a result, the stockholder may receive more than one proxy card. For example, registered shares held individually by John Doe will not be combined on the same proxy card as registered shares held jointly by John Doe and his wife.

Street shares are not combined with registered or plan shares and may result in the stockholder receiving more than one proxy card. For example, street shares held by a broker for John Doe will not be combined with registered shares for John Doe.

If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted. If you receive more than one card for accounts that you believe could be combined because the registration is the same, contact our stock transfer agent (for registered shares) or your broker (for street shares) to request that the accounts be combined for future mailings.

Q: Who pays for the solicitation of proxies?

A: Navistar pays the cost of soliciting proxies. This solicitation is being made by mail, but also may be made by telephone, e-mail or in person. Proxies may be solicited by our directors, officers and employees who will not be additionally compensated for those activities. We will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes.

Q: When are stockholder proposals or nominations due for the 2010 annual meeting?

A: Our annual meeting of stockholders is typically held on the third Tuesday in February. Accordingly, we expect to hold our 2010 annual meeting of stockholders on or around February 16, 2010. Under the rules of the SEC, we must receive any stockholder proposals to be included in our proxy statement for the 2010 annual meeting of stockholders no later than the close of business on September 14, 2009.

To otherwise seek to present a proposal at an annual meeting of stockholders or nominate directors, under our bylaws notice must be given not more than 180 days and not less than 120 days in advance of the meeting. Therefore, based on the anticipated date of our 2010 annual meeting, advance notice of any nominations for directors and any other proposals sought to be presented at the 2010 annual meeting of stockholders must be received between August 20, 2009 and October 19, 2009. All stockholder proposals and director nominations must be in accordance with our bylaws and delivered to Navistar by mail c/o the Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, Illinois 60555.

Q: Are there any matters to be voted on at the Annual Meeting that are not included in the proxy?

A: We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this proxy statement. If any other matter is presented, proxy holders will vote on the matter in their discretion.

Q: May stockholders ask questions at the Annual Meeting?

A: Yes. During the Annual Meeting, stockholders may ask questions or make remarks directly related to the matters being voted on. In order to ensure an orderly meeting, we ask that stockholders direct questions and comments to the Chairman. In order to provide the opportunity to every stockholder who wishes to speak, each stockholder's remarks will be limited to two minutes. Stockholders may speak a second time only after all other stockholders who wish to speak have had their turn.

CORPORATE GOVERNANCE GUIDELINES

Our Board has adopted Corporate Governance Guidelines, which are available on the Investor Relations section of our website at ***http://ir.navistar.com*** (click on "Corporate Governance" and then "Governance Documents") and are available in print upon written request to Navistar c/o the Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555. These guidelines reflect the Board's commitment to oversee the effectiveness of policy and decision-making both at the Board and management level, with a view to enhancing stockholder value over the long term.

BOARD OF DIRECTORS

☑ PROPOSAL 1—ELECTION OF DIRECTORS

Our Board consists of 10 directors.[1] One director is appointed by the United Automobiles, Aerospace and Agricultural Implement Workers of America (the "UAW") and is not part of our classified Board. The remaining 9 directors are divided into three equal classes for purposes of election (i.e., Class I, Class II and Class III). Only members of Class I of our classified Board are up for election at the Annual Meeting. The nominees were evaluated and recommended by the Nominating and Governance Committee in accordance with the process for nominating directors as found on page 11 of this proxy statement. If elected, each director will hold office for the term expiring as set forth next to his class, or until their earlier death, resignation or retirement.

If a nominee is unavailable for election, proxy holders will vote for another nominee proposed by the Board or, as an alternative, the Board may reduce the number of directors to be elected at the Annual Meeting.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE NOMINEES PRESENTED IN PROPOSAL 1.

Class I Directors Whose Term Expires at the 2009 Annual Meeting – THIS IS THE ONLY CLASS OF DIRECTORS UP FOR ELECTION AT THE ANNUAL MEETING.



Y. Marc Belton,* 49, Director since 1999. He is Executive Vice President, Worldwide Health, Brand and New Business Development of General Mills, Inc. since 2005. General Mills, Inc. is engaged in manufacturing and marketing of consumer food products. Prior to this position he was Senior Vice President of Yoplait USA, General Mills Canada Corporation and New Business Development from 2002 to 2005 and was President of the "Big G" Cereal Division from 1999 to 2002. From 1997 to 1999 he was President of the New Ventures Division. From 1994 to 1997 he was President, Snacks Division. He was named a Vice President of General Mills in 1991. He serves on the Board of Directors of the Guthrie Theater and the National Board of the Salvation Army. He is also a member of The Executive Leadership Council. *Committees: Audit and Finance.*



Terry M. Endsley, 53, Director since 2008. He is Executive Vice President and Chief Financial Officer of Navistar since 2008. He is also a director and Executive Vice President and Chief Financial Officer of Navistar, Inc. since 2008. Prior to these positions, he served as Senior Vice President and Treasurer of Navistar since 2006 and Vice President and Treasurer of Navistar since 2003. Mr. Endsley also served as Senior Vice President and Treasurer of Navistar, Inc. since 2006 and Vice President and Treasurer of Navistar, Inc. since 2003. Prior to that, Mr. Endsley served as Assistant Treasurer of Navistar from 1997 to 2003 and as Assistant Treasurer of Navistar, Inc. from 1997 to 2003.



Michael N. Hammes,* 67, Director since 1996. He served as Chairman and Chief Executive Officer of Sunrise Medical Inc., which designs, manufacturers and markets home medical equipment worldwide, from 2000 until his retirement as CEO in 2007 and as Chairman in 2008. He was Chairman and Chief Executive Officer of the Guide Corporation, an automotive lighting business, from 1998 to 2000. He was also Chairman and Chief Executive Officer of The Coleman Company, Inc., a manufacturer and distributor of camping and outdoor recreational products and hardware/home products, from 1993 to 1997. He is Chairman of James Hardie, a world leader in fibre cement technology. *Committees: Compensation, Finance (Chair), Nominating and Governance (Chair) and Executive.* He is also Lead Director of the company since December 2007.

THE FOLLOWING CLASSES OF DIRECTORS ARE NOT UP FOR ELECTION AT THE ANNUAL MEETING.

Class II Directors Whose Term Expires at the 2010 Annual Meeting



Eugenio Clariond,* 65, Director since 2002. He retired as Chairman of the Board of Directors and Chief Executive Officer of Group IMSA, S.A., a producer of steel processed products, steel and plastic construction products and aluminum and other related products, in 2006. He served as Chief Executive Officer from 1985 through 2006 and as Chairman from 2003 through 2006. He is a director of Group Financier Banorte, S.A., Group Industrial Sattillo, S.A., Mexichem S.A., the Mexico Fund, Inc. and Johnson Controls, Inc. He is also Chairman of the Mexican Fund for Nature Conservancy and President of the USA-Mexico Business Council. *Committees: Compensation and Finance.*



David D. Harrison,* 61, Director since 2007. He served as Executive Vice President and Chief Financial Officer of Pentair, Inc., a $3 billion global manufacturing company, with more than 15,000 employees, from 2000 until his retirement in February 2007. Prior to joining Pentair, he held several executive positions with General Electric Co. and Borg Warner Corp., including positions in Europe and Canada. Mr. Harrison is currently managing partner of HCI, Inc., a real estate investment firm, a director of National Oilwell Varco, Inc., a leading global manufacturer of oil well drilling equipment and a director of James Hardie, a world leader in fibre cement technology. *Committees: Audit and Finance.*



Steven J. Klinger,* 49, Director since 2008. He has been President and Chief Operating Officer of Smurfit-Stone Container Corporation since 2006. Prior to this position, he served as Executive Vice President, Packaging, Pulp & Global Procurement at Georgia-Pacific Corporation from 2003 to 2006 and President of Packaging, Georgia-Pacific from 2000 to 2002. Prior to 2000, he held numerous other positions within Georgia-Pacific. He is also a director of Smurfit-Stone Container Corporation since December 2008. *Committees: Audit and Compensation.*

Class III Directors Whose Term Expires at the 2011 Annual Meeting



James H. Keyes,* 68, Director since 2002. He retired as Chairman of the Board of Johnson Controls, Inc., an automotive system and facility management and control company, in 2003, a position he had held since 1993. He served as Chief Executive Officer of Johnson Controls, Inc. from 1988 until 2002. He is a director of Pitney Bowes, Inc. and on the Board of Trustees of Fidelity Mutual Funds. *Committees: Audit (Chair), Compensation, Nominating and Governance and Executive.*



John D. Correnti,* 61, Director since 1994. He is Chairman and Chief Executive Officer of Steel Development Co., LLC, a steel mill operational and development company. Prior to this position he was President and Chief Executive Officer of SeverCorr, LLC, a manufacturer of high quality flat-rolled steel products, from 2005 until 2008 and Chairman of the Board of Directors and Chief Executive Officer of Birmingham Steel Corporation, a manufacturer of steel and steel products, from 1999 to 2002. Mr. Correnti served as Chief Executive Officer, President and Vice Chairman of Nucor Company, a mini mill manufacturer of steel products, from 1996 to 1999, and as its President and Chief Operating Officer and as a director from 1991 to 1996. He is a director of Corrections Corporation of America. *Committees: Audit, Nominating and Governance and Compensation (Chair).*



Daniel C. Ustian, 58, Director since 2002. He is President and Chief Executive Officer of Navistar since 2003 and Chairman of the Board of Directors of Navistar since 2004. He is also Chairman of Navistar, Inc. since 2004 and President and Chief Executive Officer of Navistar, Inc. since 2003 and a director since 2002. Prior to these positions he was President and Chief Operating Officer, from 2002 to 2003, and President of the Engine Group of Navistar, Inc. from 1999 to 2002, and he served as Group Vice President and General Manager of Engine & Foundry from 1993 to 1999. He is a director of Monaco Coach Corporation and a member of the Business Roundtable, Society of Automotive Engineers and the American Foundry Association. *Committee: Executive.*

Additional Director Who Is Not Elected by Stockholders



Dennis D. Williams,* ** 55, Director since 2006. The UAW employs Mr. Williams as a director of UAW Region 4, a position he has held since 2001. Prior to this position, Mr. Williams served as Assistant Director of Region 4 since 1995. Prior to joining the UAW, Mr. Williams was employed by Case Company from 1977 to 1988. Mr. Williams also served for four years in the United States Marine Corps. *Committee: Finance.*

---

(1) Dr. Abbie J. Griffin, age 54 and a director of the Company since 1998, was not re-nominated for election at the Annual Meeting. Dr. Griffin is the Royal L. Garff Presidential Chair in Marketing at the David Eccles School of Business at the University of Utah since July 2006. Prior to this position she was a Professor of Business Administration at the University of Illinois, Urbana-Champaign since 1997 and was Associate Professor of Marketing and Production Management from 1993 to 1997 at the University of Chicago, Graduate School of Business. *Committees: Finance.*

* Indicates each director deemed independent in accordance with our Corporate Governance Guidelines and Section 303A of the NYSE Listed Company Manual Corporate Governance Standards.

** In July 1993, we restructured our post-retirement health care and life insurance benefits pursuant to a settlement agreement, which required, among other things, the addition of a seat on our Board. The director's seat is filled by a person appointed by the UAW. This director is not part of our classified Board and is not elected by stockholders at the Annual Meeting. Mr. Williams was elected as a director in June 2006 to fill the seat previously held by David McAllister, the former UAW director who held this position from 2001 until his removal by the UAW in June 2006.

RELATED PARTY TRANSACTIONS AND APPROVAL POLICY

We established the Navistar International Corporation Executive Stock Ownership Program in 1997 to more closely align the interests of stockholders and our senior management. Under this program all of our executive officers and certain senior managers are required to purchase and hold a specified amount of our common stock equal to a multiple of his or her annual base salary. Certain executive officers received full-recourse loans for the purchase price of our common stock they purchased through the program. Effective July 30, 2002, we ceased offering to our executive officers loans under this program. The loans extended to our executive officers prior to July 30, 2002, however, remain in effect in accordance with their then existing terms and conditions. These existing loans accrue interest at the applicable federal rate (as determined by Section 1274(d) of the Internal Revenue Code) on the purchase date (or date of refinance) for loans of stated maturity, compounded annually, are unsecured obligations and have a nine-year term.

For current outstanding loans, principal and interest is due at maturity in a balloon payment. The payment of the loan will be accelerated if a participant's employment is terminated for cause or for certain other reasons prior to, or following, a change of control. The loan may be prepaid at any time at the participant's option.

The following present and former executive officers of the Company have outstanding loans under this program. The table indicates the largest amount of the indebtedness outstanding during fiscal 2008, the interest rate charged and the aggregate outstanding balance as of December 31, 2008.

Name	Maximum Indebtedness During Fiscal 2008($)	Aggregate Outstanding Balance as of December 31, 2008($)	Interest Rate (%)
Gregory W. Elliott	126,152	126,152	4.77
Daniel C. Ustian	392,060	392,060	4.77

On February 18, 2008, the Nominating and Governance Committee of our Board recommended and, on February 19, 2008 our Board approved and adopted a new written policy to cover related-person transactions as defined by SEC rules. The Policy and Procedures with Respect to Related Person Transactions governs the review, approval and ratification of transactions involving the Company and related persons. Related persons include our executive officers, directors, director nominees, immediate family members of such persons and entities in which one of these persons has a direct or indirect material interest. Under this new policy, prior to entering into any related-person transaction, the General Counsel or Corporate Secretary of Navistar is to be notified of the facts and circumstances of the proposed transaction, including: (i) the related person's relationship to the Company and interest in the transaction; (ii) the material facts of the proposed transaction, including the proposed aggregate value of such transaction or, in the case of indebtedness, the amount of principal that would be involved; (iii) the benefits to the Company of the proposed transaction; (iv) if applicable, the availability of other sources of comparable products or services; and (v) an assessment of whether the proposed transaction is on terms that are comparable to the terms available to an unrelated third party or to employees generally.

The General Counsel or Corporate Secretary will then assess whether the proposed transaction is a related-person transaction for purposes of the policy and SEC rules. If the General Counsel or Corporate Secretary determines that the proposed transaction is a related-person transaction, the proposed transaction is then submitted to the Audit Committee of the Board for its consideration. The Audit Committee considers all of the relevant facts and circumstances available, including (if applicable) but not limited to: (i) the benefits to the Company; (ii) the impact on a director's independence, in the event such person is a director; (iii) the availability of other sources for comparable products or services; (iv) the terms of the transaction; and (v) the terms available to unrelated third parties or to employees generally. No member of the Audit Committee shall participate in any review, consideration or approval of any related-person transaction with respect to which such member or any of his or her immediate family members is the related person. The Audit Committee approves only those proposed transactions that are in, or are not inconsistent with, the best interests of the Company and its stockholders, as determined by the Audit Committee in good faith. In the event that the Company becomes aware of a related-person transaction that has not been previously approved or ratified, a similar process will be undertaken in order to determine if the existing transaction should continue or be terminated and/or if any disciplinary action is appropriate. The General Counsel or Corporate Secretary may also develop, implement and maintain from time to time certain administrative procedures to ensure the effectiveness of this policy.

Prior to the adoption of the Policy and Procedures with Respect to Related Person Transactions, our Ethical Business Conduct Policy (which is now part of our Code of Conduct), governed the review, approval and ratification procedures of transactions involving the Company and related persons. Copies of our Policy and Procedures with Respect to Related Person Transactions and our Code of Conduct are available on the Investor Relations section of our website at ***http://ir.navistar.com*** (click on "Corporate Governance" and then "Governance Documents") and are available free of charge on request of our Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555.

For fiscal year 2008 and to the date of this proxy statement, our Audit Committee approved four related person transactions as follows:

- The first occurred in December 2007 and related to our Chairman, Chief Executive Officer and President, Daniel C. Ustian, in regards to his brother's employment by OmniSource Corporation, a scrap metal recycling company. OmniSource sells to and purchases from one of our subsidiaries scrap metals and in fiscal 2007 the value of these transactions was approximately $27.5 million. Mr. Ustian did not participate in the solicitation or provision of these services, nor did he receive any direct or indirect material benefit from that relationship. After consideration of the matter the Audit Committee determined that this related person transaction is not inconsistent with the best interests of the Company and ratified and approved the transaction.

- The second occurred in December 2007 and related to United States Trust Company's retention as an investment manager for certain of our employee benefit plan trusts as more fully described in footnote (D) to the table disclosing more than 5% owners of our common stock on page 21 of this proxy statement. As compensation for its investment manager services, United States Trust Company is paid an aggregate yearly service fee of $250,000. The Audit Committee determined that the investment manager service provided by United States Trust Company is not inconsistent with the best interests of the Company and ratified and approved the transaction.

- The third occurred in April 2008 and related to Mr. Jack Allen, President, North American Truck Operations and formerly President of the Engine Group of Navistar, Inc., in regard to his sister's employment by Marriott International, Inc., a global company providing hotel, resort and convention services. Marriott International, Inc. provided Navistar, Inc. with services in fiscal 2007 with a value in excess of $306,000. Mr. Allen did not participate in the solicitation or provision of these services by Marriott to Navistar, Inc. nor did he receive any direct or indirect material benefit from that relationship. Mr. Allen's sister did assist in the provision of some of the services Marriott provided to Navistar, Inc. but the amount of her compensation was not related to these services. Because assisting in providing services by Marriott to Navistar, Inc. reflected on her job performance, Mr. Allen's sister had a direct material interest in the services Marriott provides to Navistar, Inc. but the Audit Committee determined the Navistar/Marriott relationship is not inconsistent with the best interests of the Company and ratified and approved the transaction.

- The fourth occurred in August 2008 and related to our Vice President and Treasurer, James M. Moran, in regards to his wife Kristin Moran's employment as the General Counsel of our finance subsidiary, Navistar Financial Corporation. As General Counsel of Navistar Financial Corporation, Mrs. Moran receives compensation in excess of $120,000 per year. The Audit Committee considered the related person transaction at hand and noted that this relationship posed no issues under either the Company's conflict of interest policy or nepotism policy and determined that this related person transaction is not inconsistent with the best interests of the Company and ratified and approved the transaction.

DIRECTOR INDEPENDENCE DETERMINATIONS

We believe that a majority of our members of our Board should be independent non-employee directors. Our Board has affirmatively determined that each of Messrs. Belton, Clariond, Correnti, Hammes, Harrison, Keyes, Klinger and Williams qualifies as an "independent director" in accordance with the NYSE's independence requirements and our own internal guidelines for determining director independence and is financially literate. All of the members of our Audit Committee, Compensation Committee and the Nominating and Governance Committee are independent and financially literate.

Both the NYSE requirements and our own guidelines include a series of objective tests for determining the independence of a director, such as that the director is not an employee of Navistar and has not engaged in various types of commercial or charitable relationships with Navistar. A copy of our existing guidelines for determining director independence, as included in our Corporate Governance Guidelines, is available on the Investor Relations section of our website at ***http://ir.navistar.com*** (click on "Corporate Governance" and then "Governance Documents") and is available free of charge on request of our Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555. Our Board has made a determination as to each independent director that no relationship exists which, in the opinion of the Board, would interfere with the exercise of the director's independent judgment in carrying out his or her responsibilities as a director. In making these determinations, our Board reviewed and discussed information provided by the directors and Navistar with regard to each director's business and personal activities as they may relate to Navistar, its management and/or its independent registered public accounting firm. We intend to explain in our public filings the basis for any determination by the Board that a relationship is not material if the relationship does not satisfy one of the specific categories of immaterial relations contained in our existing guidelines.

NOMINATING DIRECTORS

If you want to recommend a director candidate, you must do so in accordance with our bylaws that require advance notice to the Company and certain other information. If you are interested in recommending a director candidate, you should request a copy of the bylaw provisions by writing to our Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555.

The Nominating and Governance Committee identifies nominees for directors from various sources, including suggestions from Board members and management, and in the past has used third party consultants to assist in identifying and evaluating potential nominees. The Nominating and Governance Committee will consider persons recommended by the stockholders in the same manner as a committee-recommended nominee. The Nominating and Governance Committee has specified the following minimum qualifications that it believes must be met by a nominee for a position on the Board:

- have the highest personal and professional ethics and integrity and values that are compatible with the Company's values;
- have had experiences and achievements that have given them the ability to exercise good business judgment;
- can make significant contributions to the Company's success;
- are willing to devote the necessary time to the work of the Board and its committees which includes being available for the entire time of meetings;
- can assist and evaluate the Company's management;
- are involved only in other activities or interests that do not create a conflict with their responsibilities to the Company and its stockholders;
- understand and meet their responsibilities to the Company's stockholders including the duty of care (making informed decisions) and the duty of loyalty (maintaining confidentiality and avoiding conflicts of interest); and
- have the potential to serve on the Board for at least five years.

The Nominating and Governance Committee believes that consideration should also be given to having a diversity of backgrounds, skills, and perspectives among the directors, and that generally directors should not be persons whose primary activity is investment banking, law, accounting, or consulting. In addition, the selection of directors should consider the need to strengthen the Board by providing a diversity of persons in terms of their expertise, age, sex, race, education, and other attributes which contribute to the Board's diversity. As outlined in our Corporate Governance Guidelines, any director who receives more "withheld" votes than "for" votes in an uncontested election is required to tender his or her resignation to the Nominating and Governance Committee for consideration and recommendation to the Board. The Board will publicly disclose its decision.

BOARD MEETINGS, COMMUNICATIONS AND COMMITTEES

The Board has documented its governance practices in our Corporate Governance Guidelines. These governance standards embody many of our long-standing practices, policies and procedures, which are the foundation of our commitment to best practices. In December 2008, the Board conducted an evaluation of the directors, the committees and the Board.

The Board has five standing committees: an Audit Committee (the "Audit Committee"), a Compensation Committee (the "Compensation Committee"), an Executive Committee (the "Executive Committee"), a Finance Committee (the "Finance Committee") and a Nominating and Governance Committee (the "Nominating and Governance Committee"). Each of the committees, except for the Executive Committee, is governed by a written charter, copies of which are available on the Investor Relations section of our website at ***http://ir.navistar.com*** (click on "Corporate Governance" and then "Governance Documents") and are available free of charge on request of our Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555.

In fiscal year 2008, the full Board met 10 times. In addition, the Board's independent directors met 2 times in regularly scheduled executive sessions to evaluate the performance of the Chief Executive Officer and to discuss corporate strategies. The Chairs of our Audit, Compensation, Nominating and Governance and Finance committees of the Board each preside as the chair at meetings or executive sessions of outside directors at which the principal items to be considered are within the scope of the authority of his or her committee. You may communicate with the chair of any of these committees by sending an e-mail to ***presiding.director@navistar.com*** or by writing to the Presiding Director c/o the Corporate Secretary, at the address set forth above. In addition, you can contact any of our directors or our Board as a group by writing to them c/o the Corporate Secretary at the same address. All communications will be received and processed by the Corporate Secretary in his discretion. Communications that relate to ordinary business matters that are not within the scope of the Board's responsibilities will be forwarded to the appropriate employee within the Company. Solicitations, junk email and obviously frivolous or inappropriate communications will not be forwarded. You will receive a written acknowledgement from the Corporate Secretary's Office upon receipt of your communication.

All of the directors attended 75% or more of all the meetings of the Board and the committees on which he or she serves. The Company encourages all Board members to attend all meetings, including the Annual Meeting. 10 out of the then 11 directors attended our combined 2006, 2007 and 2008 annual meeting of stockholders.

Below is a table indicating committee membership and a description of each committee of the Board.

Committee Membership(1)
(as of January 12, 2009)

	Audit	Compensation	Executive	Finance	Nominating & Governance
Y. Marc Belton	✓			✓	
Eugenio Clariond		✓		✓	
John D. Correnti	✓	✓*			✓
Terry M. Endsley					
Dr. Abbie J. Griffin				✓	
Michael N. Hammes		✓	✓	✓*	✓*
David D. Harrison	✓			✓	
James H. Keyes	✓*	✓	✓		✓
Steven J. Klinger	✓	✓			
Daniel C. Ustian			✓*		
Dennis D. Williams				✓	

(1) On April 15, 2008, Southwood J. Morcott retired from the Board and each committee he served on and Dr. Abbie J. Griffin was not re-nominated for election at the Annual Meeting.

* Indicates the chair of the committee

Audit Committee – The Audit Committee oversees the Company's financial reporting process on behalf of the Board. The Audit Committee reviewed the fiscal 2008 audit plans of the Company's independent registered public accounting firm and internal audit staff, reviewed the audit of the Company's accounts with the independent public accountants and the internal auditors, considered the adequacy of audit scope and reviewed and discussed with the auditors and management the auditors' reports. The Audit Committee also reviewed environmental surveys and compliance activities for the Company's facilities and the expense accounts of executive officers and directors. The Audit Committee also reviews and decides on conflicts of interest and related person transactions that may affect executive officers and directors. In January 2009 the Board designated Mr. James H. Keyes, Mr. Steven J. Klinger and Mr. David D. Harrison as Audit Committee financial experts, as defined by applicable law. In fiscal year 2008, the Audit Committee held 12 meetings. The Audit Committee conducted an evaluation of its performance in January 2009.

Compensation Committee – The Compensation Committee makes recommendations to the Board with respect to the election and responsibilities of all executive officers, reviews and approves the compensation of executive officers who are not also directors of the Company, recommends to the independent members of the Board the compensation of executive officers who also are directors of the Company, administers the Company's equity compensation plans, furnishes an annual Compensation Committee Report on executive compensation and reviews and discusses the Compensation Discussion & Analysis ("CD&A") with management and recommends to the Board the inclusion of the CD&A in the Company's proxy statement. Upon management's recommendation, the Compensation Committee also reviews basic changes to non-represented employees' base compensation and incentive and benefit plans. Additional information on the roles and responsibilities of the Compensation Committee is provided in the CD&A on page 26 of this proxy statement. The Compensation Committee held 8 meetings in fiscal year 2008. The Compensation Committee conducted an evaluation of its performance in December 2008.

Executive Committee – The Executive Committee is composed of 3 directors, 2 of whom are independent directors. The Executive Committee represents the Board between meetings for the purpose of consulting with officers, considering matters of importance and either taking action or making recommendations to the Board. The Executive Committee held no meetings in fiscal year 2008.

Finance Committee – The Finance Committee reviews the Company's financing requirements, custody and management of assets which fund the pension and retirement savings plans of the Company's subsidiaries, procedures by which projections and estimates of cash flow are developed, dividend policy and operating and capital expenditure budgets. The Finance Committee held 6 meetings in fiscal year 2008. The Finance Committee conducted an evaluation of its performance in December 2008.

Nominating and Governance Committee – The Nominating and Governance Committee is responsible for the organization of the Board, reviewing and making recommendations to the Board concerning nominees for election as directors and reviewing and recommending corporate governance practices, policies of the Company and changes to the Company's charter and by-laws. In addition, the Nominating and Governance Committee leads the Board in its self-evaluation process. The Nominating and Governance Committee held 9 meetings in fiscal year 2008. The Nominating and Governance Committee conducted an evaluation of its performance in December 2008.

CODE OF CONDUCT

Our Code of Conduct is a code of ethics (the "Code") applicable to all of our directors, officers and employees which establishes the principles, policies and conduct for professional behavior in the workplace. Every director, officer and employee is required to read and follow the Code. Any waiver of the Code for executive officers or directors of the Company requires the approval of the Audit Committee and must be promptly disclosed to the Company's stockholders. We intend to disclose on the Investor Relations section of our website ***(http://ir.navistar.com*** - click on "Corporate Governance" and then "Governance Documents") any amendments to, or waivers from, the Code that is required to be publicly disclosed under the rules of the SEC.

The Audit Committee has established procedures for employees, vendors and others interested parties to communicate concerns with respect to our accounting, internal controls or financial reporting to the Audit Committee, which has responsibility for these matters. Concerns may be reported as follows:

Via the Navistar Business Abuse and Compliance Hotline	Write to the Audit Committee	E-mail the Audit Committee
1 -877-734-2548 or via the Internet at tnwinc.com/webreport/default.asp	Audit Committee c/o Corporate Secretary Navistar International Corporation 4201 Winfield Road P.O. Box 1488 Warrenville, IL 60555	Audit.committee@navistar.com

AUDIT COMMITTEE REPORT

Management of the Company has the primary responsibility for the integrity of the accounting, auditing and financial reporting practices of the Company. The Independent Registered Public Accounting Firm (the "Auditors") are responsible for performing an independent audit of the Company's consolidated financial statements and internal controls over financial reporting in accordance with standards established by the Public Company Accounting Oversight Board (United States) and issuing a report thereon. The Audit Committee's responsibility is to monitor these processes. In this regard, the Audit Committee meets periodically with management, the internal auditors and the Auditors. The Audit Committee has the authority to conduct or authorize investigations into any matters within the scope of its responsibilities and the authority to retain such outside counsel, experts and other advisors as it determines appropriate to assist it in conducting any such investigations. The Audit Committee is responsible for selecting and, if appropriate, replacing our auditors, KPMG LLP ("KPMG").

The Audit Committee has discussed with the Company's auditors the overall scope and execution of the independent audit and has reviewed and discussed the audited financial statements with management. Discussions about the Company's audited financial statements included the auditors' judgments about not only the acceptability of the accounting principles, but also the quality, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The Audit Committee also discussed with the auditors other matters required by Statement on Auditing Standards No. 114 *The Auditor's Communication With Those Charged With Governance (which replaced Statement on Auditing Standards No. 61 Communication with Audit Committees, as amended by SAS No. 90 Audit Committee Communications)*. The Auditors provided to the Audit Committee the written disclosures and the letter required by the applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Audit Committee discussed the auditors' independence with management and the Auditors. The Audit Committee concluded that the Auditors' independence had not been impaired.

Based on the above-mentioned review and discussions with management and KPMG, and subject to the limitations on the roles and responsibilities of the Audit Committee referred to above and in the Audit Committee's written charter, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended October 31, 2008 for filing with the SEC. In addition, the Audit Committee has engaged KPMG to serve as the Company's Independent Registered Accounting Firm for 2009.

Audit Committee

James H. Keyes, Chairman
Y. Marc Belton
John D. Correnti
David D. Harrison
Steven J. Klinger

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FEE INFORMATION

In February 2008 our Audit Committee approved the engagement of KPMG as our independent registered public accounting firm. The following table presents aggregate fees billed or expected to be billed by KPMG for audit services and fees for audit-related services (including associated out-of-pocket costs) incurred for the years ended October 31, 2008 and 2007, on our behalf:

(in millions)	2008	2007
Audit fees	$25.3	$25.7
Audit-related fees	$ 0.2	0.2
Total fees	$25.5	$25.9

A description of the types of services provided in each category is as follows:

Audit Fees – These are fees for professional services for the audit of our annual consolidated financial statements, limited review of our quarterly consolidated financial statements, and services that are normally provided in connection with statutory and regulatory filings. This includes fees for the audit of Navistar Financial Corporation ("NFC") and fees in connection with the ongoing SEC investigation related to our financial statements.

Audit-Related Fees – These are fees for the assurance and related services that are reasonably related to the performance of the audit or review of our financial statements, including procedures related to NFC's securitization transactions.

The Audit Committee pre-approved all audit and non-audit services provided to us in accordance with the Audit Committee's pre-approval policy. In accordance with the Audit Committee's pre-approval policy, the Audit Committee annually considers for pre-approval all proposed audit and non-audit services which are known early in the year to be performed in the coming year by our independent registered public accounting firm and the estimated fees for such services. Additional fees related to audit services proposed to be provided within the scope of the approved engagement may be pre-approved by management, so long as the fees for such additional services individually or in the aggregate do not exceed $400,000 in any 12-month period, and are reported to the Audit Committee at the next regularly scheduled committee meeting. Other proposed audit-related or non-audit services (not within the scope of the approved engagement) may be considered and, if appropriate, pre-approved by the chair of the Audit Committee if the related additional fees are estimated to be less than $250,000, otherwise the Audit Committee must pre-approve all additional audit-related and non-audit services to be performed by our independent registered public accounting firm. In making its decision to utilize our independent registered public accounting firm, the Audit Committee considers whether the provision of such services is compatible with maintaining that firm's independence and to that end receives certain representations from the firm regarding their independence and permissibility under applicable laws and regulations of non-audit services provided by the firm to us.

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

☑ PROPOSAL 2—RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board seeks an indication from stockholders of their approval or disapproval of the Audit Committee's appointment of KPMG as the Company's Independent Registered Public Accounting Firm for fiscal 2009. KPMG has been the Company's auditors since 2006. For additional information regarding the Company's relationship with KPMG, please refer to the Audit Committee Report on page 14 and the Audit Fees presented above.

If the appointment of KPMG as auditors for 2009 is not approved by the stockholders, the adverse vote will be considered a direction to the Audit Committee to consider other auditors for next year. However, because of the difficulty in making any substitution of auditors after the beginning of the current year, the appointment for fiscal 2009 will stand, unless the Audit Committee finds other good reason for making a change.

Representatives of KPMG will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so. The representatives will also be available to respond to questions at the Annual Meeting.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2.

☑ PROPOSAL 3—APPROVAL OF THE MATERIAL TERMS OF THE PERFORMANCE MEASUREMENTS AND GOALS SET FORTH IN OUR 2004 PERFORMANCE INCENTIVE PLAN

On February 17, 2004, the stockholders of the Company approved our 2004 Performance Incentive Plan (the "Plan"), including the performance measurements and goals set forth therein. The Plan has been amended from time to time and was most recently amended and restated on January 9, 2009.

In accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code") and the regulations promulgated thereunder, we are now requesting stockholder re-approval of the material terms of the performance measurements and goals set forth in the Plan. We are submitting this proposal to the stockholders at this time in accordance with the requirements of Section 162(m) of the Code and the rules of the New York Stock Exchange.

Specifically, re-approval of the material terms of the performance measurements and goals under the Plan is required under Section 162(m) of the Code to preserve the Company's deduction for compensation relating to certain awards granted under the Plan to certain executive officers. The Board believes that re-approval of the Plan is necessary to meet the Company's objectives of attracting, motivating and retaining employees, directors and consultants. The performance measurements and goals were approved by our stockholders when the Plan was originally adopted and have not been changed since then. You are not being asked to approve any amendments to the Plan.

The Plan is an "omnibus" type of equity compensation plan that provides the Company the means by which to grant annual incentive compensation (*i.e.*, bonuses) as well as long-term incentive compensation to its key employees. The types of awards that are used for employees under the Plan are primarily performance-based cash and stock awards, restricted stock and stock unit awards, stock appreciation rights ("SARs") and stock options. The Plan also allows the Company to provide equity compensation to its non-employee directors and consultants.

Below is a description of the principal features of the Plan.

YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 3.

Principle Features of the Plan

The following is a summary of the principle features of the Plan and is qualified in its entirety by reference to the complete text of the Plan, which is attached to this proxy statement as Appendix A.

Eligibility. Employees eligible to be considered for awards under the Plan are key employees of the Company and its subsidiaries, including the Company's executive officers, who are designated by the Compensation Committee (typically senior managers and above). All non-employee directors and consultants are also eligible to be considered for certain awards under the Plan. As of January 12, 2009, there were approximately 12 of current or former non-employee directors, 1 current consultant and 305 of current or former key employees eligible to participate in the Plan.

Shares Authorized under the Plan. A total of 3,250,000 shares of common stock are reserved for awards under the Plan. No more than 1,000,000 of these shares may be used over the term of the Plan for awards other than stock options. In addition, the total number of shares of common stock that will be available as awards under the Plan in any calendar year to any one individual will not exceed 1,000,000 shares. Shares subject to awards under the Plan or any other prior plan that are cancelled, expired, forfeited, settled in cash, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise terminated without a delivery of shares to the participant again become available for awards under the Plan. The Compensation Committee may make appropriate adjustments in the number of shares available under the Plan to reflect any stock dividend, recapitalization, merger, consolidation, split-up, combination or exchange of shares, spinoffs or other similar event. As of January 2, 2009, 895,150 shares of common stock remain available for issuance under the Plan.

Plan Benefits. Future benefits under the Plan are not currently determinable. Moreover, the benefits to any director, officer, employee or consultant from future equity awards will not increase by reason of approval of this proposal. Whether future awards will be made will depend on Compensation Committee action, and the value of any future equity awards will ultimately depend on the future price of the Company's common stock, among other factors, and will be subject to such vesting conditions as the Compensation Committee determines from time to time. For further details on the awards grant for fiscal 2008, please refer to the executive and director compensation tables beginning on page 34 and 48, respectively, of this proxy statement.

In accordance with SEC rules, the following table lists all options granted to the individuals and groups indicated below since the adoption of the Plan in 2004. The option awards listed below for the covered executives and directors include the option awards listed in the executive and director compensation tables beginning on page 34 and 48, respectively, of this proxy statement and are not additional awards. As of January 12, 2009, the closing price of Navistar stock on the NYSE was $28.80 per share.

Persons or Groups of Persons	Options
Daniel C. Ustian Chairman, President and Chief Executive Officer	365,256
William A. Caton Executive Vice President and Chief Risk Officer (formerly Chief Financial Officer)	89,642
Terry M. Endsley Executive Vice President and Chief Financial Officer	52,759
Deepak T. Kapur President, Truck Group	127,359
Pamela J. Turbeville Senior Vice President and Chief Executive Officer Navistar Financial Corporation	123,117[(1)]
Steve K. Covey Senior Vice President, Chief Ethics Officer and General Counsel	82,503
All current executive officers as a group[(2)]	840,636
All current directors who are not executive officers as a group	76,800
Each nominee for election as a director	
Y. Marc Belton	11,600
Terry M. Endsley	52,759
Michael N. Hammes	11,600
Each associate of any such director, executive officer or nominees	—
Each other person who received or is to receive 5% of such options, warrants or rights	—
All employees, including all current officers who are not executive officers as a group	2,090,212

(1) Includes 40,614 restoration stock option grants.

(2) Includes the executives listed above.

Administration. The Compensation Committee has been designated by the Board to administer all awards under the Plan. The Compensation Committee has the discretion to determine the employees, non-employee directors and consultants who will participate in the Plan, the size and types of the awards, the performance levels at which awards will be earned and the terms and conditions of such awards, subject to certain limitations set forth in the Plan. In addition, the Compensation Committee has full and final authority to interpret the Plan.

Effective Date; Term of the Plan. The effective date of the Plan is February 17, 2004 and the effective date of this proposal if approved would be February 17, 2009. The term of the Plan is ten years from February 17, 2004. No awards may be granted under the Plan after February 16, 2014, but awards made before that date may continue to be exercisable and/or to vest after that date, and will otherwise be governed by the terms of the Plan.

Awards under the Plan. At the discretion of the Compensation Committee, (i) employees may be granted awards under the Plan in the form of annual cash incentive awards, stock options, restricted stock or stock unit awards, SARs or other awards, as described below, (ii) non-employee directors may be granted awards in the form of non-qualified stock options or restricted stock or stock units awards, as described below and (iii) consultants may be granted awards in the form of non-qualified stock options, restricted stock or stock units awards, SARs or other stock based awards as described below. Such awards may be granted singly, in combination, or in tandem.

Stock Options. The Plan provides for the granting of incentive stock options, which are intended to meet the requirements of Section 422 of the Code, to employees and non-qualified stock options to employees, directors and consultants. A stock option is a right to purchase a specified number of shares of common stock at a specified grant price. All stock options granted under the Plan must have an exercise price per share that is not less than 100% of the fair market value of the common stock on the date of grant and a term of no more than ten years. The grant price, number of shares, term and conditions of exercise, whether an option will qualify as an incentive stock option under the Code or a non-qualified stock option, and other terms of a stock option grant will be determined by the Compensation Committee as of the grant date.

Unless otherwise determined by the Compensation Committee, one-third of the stock options will become exercisable after one year from the date of the grant, one-third after two years from the date of the grant and one-third after three years after the date of the grant. Subject to certain exceptions, stock options will expire three months after the termination of a participant's employment or service with the Company. If a participant dies while employed by or serving the Company or after retirement, all outstanding stock options will fully vest, and may be exercised by the personal representatives or distributees, for a period of two years after the date of death. If an employee terminates employment or service on or after age 55 with ten or more years of continuous service, or in the case of a non-employee director, retires from the Board in accordance with Board's retirement policy, the participant may thereafter exercise stock options according to their original terms.

The exercise price of any stock option must be paid in full at the time the stock option is exercised in cash, by means of net settlement or in common stock owned by the participant or by a combination of cash and common stock. In addition, the participant must remit an amount in cash or common stock sufficient to satisfy tax withholding requirements or choose to net settle the stock option exercise.

Provisions that permit a participant to elect to "restore" a stock option upon exercise may be contained in the terms of the stock options awarded to employees or consultants. However, the Compensation Committee may not reprice, or otherwise discount, any outstanding stock option. Restoration provisions under the Plan generally permit the exercise of vested non-qualified stock options (the "underlying option") by use of common stock that has been owned by the participant, for at least six months if acquired from the Company. New "restoration" stock options are then granted to the participant at the fair market value of the common stock on the date of the grant of the restoration option in an amount equal to the number of shares that were used to exercise the underlying stock option, plus the number of shares that were withheld for the required tax liability. The restoration stock option will have a term equal to the remaining term of the underlying option, will generally become exercisable six months after the date of grant, and otherwise will have the same general terms and conditions of other non-qualified stock option granted under the Plan. The shares that represent the difference between the exercise price of the underlying option and the value of the shares on the date of exercise (less withholding taxes) generally cannot be transferred by the participant for a period of three years after exercise of the underlying option. Prior to January 1, 2005, a participant may have elected to defer delivery of those shares. For any grants made under the Plan after January 1, 2005, participants may no longer defer delivery of those shares. Non-employee directors may not be granted restoration stock options under the Plan. In December 2008, the Compensation Committee approved the elimination of the Restoration Stock Option Program under the Plan in connection with future long-term incentive grants, beginning with the grants made in December 2008.

Restricted Stock and Stock Units. The Plan also provides for the granting of stock awards to employees, consultants and non-employee directors that consist of grants of restricted common stock or units denominated in common stock. The terms, conditions and limitations applicable to any award of restricted stock or stock unit will be decided by the Compensation Committee. However, any restricted stock and stock unit award must have a minimum restriction period of three years from the date of grant, except that the Plan provides for earlier vesting upon a termination due to death. Participants holding restricted stock awarded under the Plan will be entitled to receive dividends, if and when declared by the Board.

Other Stock-Based Awards. The Plan also provides for the granting of stock appreciation rights ("SARs") and other stock-based awards to employees and consultants that the Compensation Committee deems consistent with the purposes of the Plan. A SAR is a right to receive a payment, in cash or common stock, equal to the excess of the fair market value of a specified number of shares of common stock over a specified grant price. A SAR may be granted to the holder of a stock option with respect to all or a portion of the shares of common stock subject to such stock option (a *"tandem"* SAR) or may be granted separately. The holder of a tandem SAR may elect to exercise either the stock option or the SAR, but not both. All SARs granted under the Plan must have an exercise price per share that is not less than the fair market value of the common stock on the date of grant and a term of no more than ten years. The grant price, term, number of shares, terms and conditions of exercise, and other terms of a SAR grant will be fixed by the Compensation Committee as of the grant date.

Annual Cash Incentive Awards. The Plan also provides for the granting of annual cash incentive awards to employees contingent on attainment of performance or other objectives established by the Compensation Committee at the beginning of each fiscal year. Generally, the terms, conditions and limitations applicable to any cash incentive award will be decided in the discretion of the Compensation Committee. At the discretion of the Compensation Committee, amounts payable in respect of cash incentive awards granted under the Plan may be deferred.

Performance Measures. At the discretion of the Compensation Committee, any of the above-described awards to employees may be contingent on attainment of performance goals which are based on one or more of the following pre-established criteria: (a) income measures; (b) return measures; (c) cash flow, cash flow return on investments, which equals net cash flows divided by owners equity; (d) gross revenues from operations; (e) total revenue; (f) cash value added; (g) economic value added; (h) share price; (i) sales growth; (j) market share; (k) the achievement of certain quantitatively and objectively determinable non-financial performance measures; and (l) any combination of, or a specified increase in, any of the foregoing (the "Performance Measures").

Where applicable, Performance Measures will be expressed in terms of attaining a specified level of the particular criteria or attaining a specified increase (or decrease) in the particular criteria and may be applied to the performance of the employee or the Company as a whole, at a subsidiary level or at an operating unit level, or a combination thereof, all as determined by the Compensation Committee. Generally, the terms, conditions and limitations applicable to any award that is subject to the attainment of the Performance Measures will be decided by the Compensation Committee. Performance Measures may include varying levels of performance at which different percentages of the award will be made (or specified vesting will occur). The achievement of Performance Measures will be subject to certification by the Compensation Committee. The Compensation Committee has the authority to make equitable adjustments to the Performance Measures. In no event will the performance period for any performance-based equity award be less than one year.

At the discretion of the Compensation Committee, certain awards granted under the Plan that are subject to the attainment of one or more of the Performance Measures will be intended to qualify as performance-based compensation under Section 162(m) of the Code. Section 162(m) generally disallows deductions for compensation in excess of $1,000,000 for some executive officers unless the compensation qualifies as performance-based compensation. The Plan contains provisions consistent with the Section 162(m) requirements for performance-based compensation. However, the Compensation Committee may award non-deductible compensation when such grants are in the best interest of the Company, balancing tax efficiency with long-term strategic objectives

Employee Award Limitations. Under the Plan, no employee may be granted during any fiscal year:

• Stock Options and/or SARs that are exercisable for more than 1,000,000 shares of common stock in the aggregate;

• Restricted stock and/or stock units covering or relating to more than 1,000,000 shares of common stock in the aggregate; or

• Cash incentive awards having a value, as determined on the date of grant, in excess of $4,000,000.

Transferability. Awards made under the Plan may not be assigned or otherwise encumbered, except as provided by the participant's last will and testament and by the applicable laws of descent and distribution.

Change in Control. The Plan provides that upon the occurrence of a Change in Control (as defined in the Plan), all restricted stock and stock unit awards will be immediately vested and free of all restrictions, and all outstanding unexercised stock options will become immediately exercisable and remain fully exercisable for a period of three years from the date of the Change in Control.

Amendment, Modification, and Termination. The Compensation Committee may amend, modify, or terminate the Plan, at any time, except that stockholder approval is required for any amendment that would (i) increase the number of shares of common stock available for issuance under the Plan or increase the limits applicable to awards under the Plan; (ii) lower the exercise price of a stock option or SAR grant value below 100% of the fair market value of the common stock on the date of grant; (iii) remove the prohibition on repricing set forth in the Plan; or (iv) require stockholder approval as a matter of law or under rules of the New York Stock Exchange.

Federal Income Tax Consequences

The following is a brief summary of the federal income tax aspects of awards that may be made under the Plan based on existing U.S. federal income tax laws. This summary is general in nature and does not address issues related to the tax circumstances of any particular participant. This discussion is not to be construed as tax advice.

Restricted Stock and Stock Units Awards. Generally, the grant of restricted stock has no federal income tax consequences at the time of grant. Rather, at the time the shares are no longer subject to a substantial risk of forfeiture (as defined in the Code), the grantee will recognize ordinary income to the extent of the excess of the fair market value of the stock on the date the risk of forfeiture ceases over the participant's cost for such stock (if any). A grantee may, however, elect to be taxed at the time of the grant. The Company generally will be entitled to a tax deduction at the time and in the amount that the grantee recognizes ordinary income.

In general, no taxable income is realized by a participant in the Plan upon the award of stock units. Such participant generally would include in ordinary income the fair market value of the award of stock at the time shares of stock are delivered free of any substantial risk of forfeiture. The Company generally will be entitled to a tax deduction at the time and in the amount that the grantee recognizes ordinary income.

Stock Options and SARs. Some of the stock options issuable under the Plan may constitute incentive stock options within the meaning of Section 422 of the Code, while other options granted under the Plan may be non-qualified stock options. Generally, in the case of an incentive stock option, the optionee will not recognize any income for U.S. federal income tax purposes upon the grant of the incentive stock option. However, upon the exercise of an incentive stock option, the difference between the exercise price of the incentive stock option and the fair market value of the common stock at the time of exercise is an item of tax preference that may require payment of an alternative minimum tax. An optionee will generally realize taxable income upon the sale of shares acquired by exercise of an incentive stock option. If certain holding period requirements have been satisfied with respect to outstanding shares so acquired, taxable income will constitute long-term capital gain and the Company will not be entitled to a tax deduction.

In the case of the exercise of a non-qualified stock option, the optionee will generally not be taxed upon the grant of an option. Rather, at the time of exercise of the non-qualified stock option, the optionee will generally recognize ordinary taxable income (subject to withholding) in an amount equal to the difference between the fair market value of the shares on the date of exercise and the exercise price. The Company is generally entitled to a deduction at the time and in an amount equal to the income recognized by the optionee.

A grant of SARs has no federal income tax consequences at the time of grant. Upon exercise of SARs the amount of any cash received by the holder under the Plan will be subject to ordinary income tax in the year of receipt, and the Company will be entitled to a corresponding deduction for federal income tax purposes.

Cash Incentive Awards. The recipient of a cash incentive award normally will recognize ordinary income at the time the payment is received, and the Company will be entitled to a corresponding deduction for federal income tax purposes.

General. In addition to ordinary income tax, amounts that are treated as wages will be subject to payroll tax and withholding by the Company.

PART THREE—OTHER IMPORTANT INFORMATION

PERSONS OWNING MORE THAN FIVE PERCENT OF NAVISTAR COMMON STOCK

This table indicates, as of January 12, 2009, all persons we know to be beneficial owners of more than 5% of our common stock. This information is based on a review of Schedule 13D, Schedule 13G and Form 4 reports filed with the SEC by each of the firms listed in the table below.

Name and Address	Total Amount and Nature of Beneficial Ownership	Percent of Class
Harbinger Capital Partners Master Fund I, Ltd c/o International Fund Services (Ireland) Limited Third Floor, Bishop's Square Redmond's Hill Dublin, L2 00000 Harbinger Capital Partners Special Situations Fund, L.P. Harbinger Capital Partners Special Situations GP, LLC HMC-New York, Inc. Philip Falcone 555 Madison Avenue, 16(th) Floor New York, New York 10022 Harbinger Capital Partners Offshore Manager, L.L.C HMC Investors, L.L.C. Harbert Management Corporation Raymond J. Harbert Michael D. Luce 2100 Third Avenue, Suite 600 Birmingham, Alabama 35203	9,650,969(A)(B)	13.55%
International Truck and Engine Corporation Non-contributory Retirement Plan Trust International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust International Truck and Engine Corporation Retiree Health Benefit Trust c/o International Truck and Engine Corporation 4201 Winfield Road Warrenville, Illinois 60555	7,755,030(C)	10.30%
Bank of America Corporation NB Holdings Corporation Bank of America N.A. United States Trust Company, N.A. BAC North America Holding Company LaSalle Bank Corporation LaSalle Bank, N.A. Banc of America Securities Holdings Corporation Banc of America Securities LLC Columbia Management Group, LLC Columbia Management Advisors, LLC 100 North Tryon Street, 25th Floor Bank of America Corporate Center Charlotte, NC 28255	(D)	(D)
FMR LLC Edward C. Johnson 3d 82 Devonshire Street Boston, Massachusetts 02109	7,643,053(E)	10.74%

Name and Address	Total Amount and Nature of Beneficial Ownership	Percent of Class
Owl Creek I, L.P. Owl Creek II, L.P. Owl Creek Advisors, LLC Owl Creek Asset Management, L.P. Jeffrey A. Altman 640 Fifth Avenue, 20th Floor, New York, NY 10019	6,729,452(F)	9.45%
Tontine Overseas Associates, LLC Tontine Partners, L.P. Tontine Management, LLC Jeffrey L. Gendell 55 Railroad Avenue Greenwich, Connecticut 06830	4,724,400(G)	6.73%
Schneider Capital Management Corporation 460 E Swedesford Road. Suite 2000 Wayne, Pennsylvania 19087	3,537,335(H)	5.04%

(A) As reported in a Schedule 13G, as amended by Amendment No. 2, filed with the SEC on February 14, 2008 and a Form 4 filed with the SEC on January 8, 2009. It was reported in the Schedule 13G that (1) 7,000,000 shares, or 10.0% of the common stock outstanding of Navistar are beneficially owned by Harbinger Capital Partners Master Fund I, Ltd. (the "Master Fund"), over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power, (2) 7,000,000 shares, or 10.0% of the common stock outstanding of Navistar are beneficially owned by Harbinger Capital Partners Offshore Manager, L.L.C. ("Harbinger Management"), over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power, (3) 7,000,000 shares, or 10.0% of the common stock outstanding of Navistar are beneficially owned by HMC Investors, L.L.C. ("HMC Investors"), over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power (4) 10,150,969 shares, or 14.5% of the common stock outstanding of Navistar are beneficially owned by Harbert Management Corporation ("HMC"), over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power, (5) 10,150,969 shares, or 14.5% of the common stock outstanding of Navistar are beneficially owned by Philip Falcone, over which he has shared voting power and shared dispositive power and no sole voting power or sole dispositive power, (6) 10,150,969 shares, or 14.5% of the common stock outstanding of Navistar are beneficially owned by Raymond J Harbert, over which he has shared voting power and shared dispositive power and no sole voting power or sole dispositive power and (7) 10,150,969 shares, or 14.5% of the common stock outstanding of Navistar are beneficially owned by Michael D. Luce, over which he has shared voting power and shared dispositive power and no sole voting power or sole dispositive power. Some or all of the information reported in the Schedule 13G may be superseded by the information contained in the Form 4 filing.

(B) It was reported in the Form 4 filed with the SEC on January 8, 2009 that 500,000 shares of common stock were sold leaving 6,500,000 shares, or 9.13% of the common stock outstanding of Navistar, are beneficially owned by the Master Fund and that such securities may be deemed to be beneficially owned by HMC, Philip Falcone, Raymond J. Harbert and Michael D. Luce. As stated in the Form 4, HMC serves as managing member of the managing member of the investment manager of the Master Fund. Philip Falcone is the portfolio manager of the Master Fund and a shareholder of HMC, and Raymond J. Harbert and Michael D. Luce are stockholders of HMC. It is stated in the Form 4 that each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein. It was further reported in the Form 4 that 3,150,969 shares, or 4.42% of the common stock of Navistar, are beneficially owned by Harbinger Capital Partners Special Situations Fund, L.P. (the "Special Situations Fund") and that such securities may be deemed to be beneficially owned by HMC, Philip Falcone, Raymond J. Harbert and Michael Luce. As stated in the Form 4, HMC wholly owns the managing member of the Special Situations Fund's general partner, Philip Falcone is the portfolio manager of the Special Situations Fund and is a shareholder of HMC, and Raymond J. Harbert and Michael D. Luce are stockholders of HMC. It is stated in the Form 4 that each reporting person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein.

(C) As reported in Schedule 13G, as amended by Amendment No. 1, filed May 19, 2006 with the SEC by Navistar, International Truck and Engine Corporation ("International"), International Truck and Engine Corporation Non-Contributory Retirement Plan Trust (the "Hourly Trust"), International Truck and Engine Corporation Retirement Plan for Salaried Employees Trust (the "Salaried Trust"), and International Truck and Engine Corporation Retiree Health Benefit Trust (the "Health Benefit Trust"). It is reported in the Schedule 13G that on November 8, 2002 NIC sold an aggregate amount of 7,755,030 shares of its common stock, in three separate transactions as follows: 4,653,018 shares to the Hourly Trust, 1,551,006 shares to the Salaried Trust and 1,551,006 shares to the Health Benefit Trust. Each trust is a funding trust for an employee benefit plan sponsored by International. The trust agreements of the Hourly Trust and the Salaried Trust provide that the trustee of the trust is only a directed trustee with respect to Navistar stock held by the trusts and that the Pension Fund Investment Committee of International (whose members are for the most part executive officers of Navistar, the "PFIC"), or an investment manager designated by the PFIC, is to direct the trustee with respect to the voting or disposition of Navistar stock. The trust agreement for the Health Benefit Trust provides that International, or an investment manager appointed by International, is to direct the trustee with respect to voting and disposition of Navistar stock. International has delegated authority for such matters related to the Health Benefit Trust to the PFIC. Jennison Associates LLC had subsequently been appointed the investment manager for each trust with respect to the Navistar stock, and Jennison had been given discretionary authority regarding voting and disposition of the Navistar stock. Subsequently, on May 8, 2006, the United States Trust Company, National Association ("US Trust") was appointed as investment manager for each of the trusts to replace Jennison Associates, LLC who resigned its appointment effective the close of business May 7, 2006. Like Jennison, US Trust has been given discretionary authority regarding voting and disposition power over the Navistar stock. See paragraph D below. Since the PFIC and Navistar have the power to revoke or change the appointment of US Trust (and therefore reacquire the voting and dispositive control over the Navistar stock), the committee, International or Navistar could be considered "beneficial owners" of the Navistar stock.

(D) As reported in Schedule 13G, as amended by Amendment No. 2, filed February 11, 2008 with the SEC by Bank of America Corporation ("BofA") and the other reporting persons indicated above. It is reported in the Schedule 13G that 7,763,030 shares or 11.05% of the common stock outstanding of Navistar are beneficially owned by BofA, over which it has shared voting power and shared dispositive power. This filing amends the statement on Schedule 13G filed by United States, N.A. ("US Trust") with the SEC on February 14, 2007. United States Trust Company, N.A. merged into Bank of America Corporation on July 1, 2007. On May 8, 2006, US Trust was appointed as investment manager for each of the trusts to replace Jennison Associates, LLC who resigned its appointment effective the close of business May 7, 2006. US Trust has been given discretionary authority regarding voting and disposition power over the Navistar stock. See paragraph C above.

(E) As reported in a Schedule 13G filed October 10, 2008 with the SEC by FMR LLC ("FMR"), Edward C. Johnson, 3d, Chairman of FMR, and Fidelity Management and Research Company, a wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 ("Fidelity"). It is reported in the Schedule 13G that (1) Fidelity is the beneficial owner of 5,581,584 shares or 7.842% of the common stock outstanding of Navistar as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940, (2) Edward C. Johnson 3d, FMR, through its control of Fidelity, and certain funds each has sole power to dispose of 5,581,584 shares owned by such funds and neither FMR nor Edward C. Johnson 3d, has sole power to vote or direct the voting of the shares owned directly by such funds, which power resides with such funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by such funds' Boards of Trustees, (3) Pyramis Global Advisors, LLC ("PGALLC"), an indirect wholly-owned subsidiary of FMR and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 392,080 shares or 0.551% of the common stock outstanding of Navistar as a result of its serving as investment advisor to the institutional account(s), non-U.S. mutual funds, or investment companies registered under Section 8 of the Investment Company Act of 1940 owning such shares, (4) Edward C. Johnson 3d and FMR, through its control of PGALLC, each has sole dispositive power over 392,080 shares and sole power to vote or to direct the voting of 392,080 shares owned by the institutional account(s) or funds advised by PGALLC as reported above, (5) Members of the family of Edward C. Johnson 3d are the predominant owners, directly or through trusts, of Series B voting common shares of FMR, representing 49% of the voting power of FMR. The Johnson family group and all other Series B shareholders have entered into a shareholders' voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR, (6) Pyramis Global Advisors Trust Company ("PGATC"), an indirect wholly-owned subsidiary of FMR and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 862,690 shares or 1.212% of the outstanding common stock of Navistar as a result of its serving as investment manager of institutional accounts owning such shares, (7) Edward C. Johnson 3d and FMR, through its control of PGATC, each has sole dispositive power over 862,690 shares and sole power to vote or to direct the voting of 828,810 shares of common stock owned by the institutional accounts managed by PGATC as reported above, and (8) FIL Limited ("FIL") and various foreign-based subsidiaries provide investment advisory and management services to a number of non-U.S. investment companies and certain institutional investors. FIL is the beneficial owner of 806,699 shares or 1.133% of the common stock outstanding of Navistar.

(F) As reported in Schedule 13D, as amended by Amendment No. 2, filed November 18, 2008 with the SEC by Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Advisors, LLC, Owl Creek Asset Management, L.P. and Jeffrey A. Altman. It is reported in the Schedule 13D that (1) 137,502 shares, or 0.19% of the common stock outstanding of Navistar are beneficially owned by Owl Creek I, L.P., over which it has shared voting power and shared dispositive power, (2) 1,124,902 shares, or 1.58% of the common stock outstanding of Navistar are beneficially owned by Owl Creek II, L.P., over which it has shared voting power and shared dispositive power, (3) 1,262,404 shares, or 1.77% of the common stock outstanding of Navistar are beneficially owned by Owl Creek Advisors, LLC, over which it has shared voting power and shared dispositive power, (4) 5,467,048 shares, or 7.68% of the common stock outstanding of Navistar are beneficially owned by Owl Creek Asset Management, L.P. over which it has shared voting power and shared dispositive power, (5) 6,729,452 shares, or 9.45% of the common stock outstanding of Navistar are beneficially owned by Jeffrey A. Atlman, over which he has shared voting power and shared dispositive power and (6) Owl Creek Advisors, LLC is the general partner of Owl Creek I and Owl Creek II, and as such has the power to direct the affairs of Owl Creek I and Owl Creek II, Owl Creek Asset Management, L.P. is the investment manager of Owl Creek Overseas Fund, Ltd and Owl Creek Socially Responsible Investment Fund, Ltd, and as such has the power to direct the affairs of Owl Creek Overseas Fund, Ltd and Owl Creek Socially Responsible Investment Fund, Ltd and Jeffrey A. Altman is the managing member of Owl Creek Advisors, LLC and the managing member of the general partner of Owl Creek Asset Management, L.P., and in such capacities has the power to direct their operations.

(G) As reported in Schedule 13G, as amended by Amendment No. 2, filed February 12, 2008 with the SEC by Tontine Overseas Associates, LLC, Tontine Partners, LP. Tontine Management, LLC and Jeffrey L. Gendell. It is reported in the Schedule 13G that (1) 1,894,820 shares, or 2.70% of the common stock outstanding of Navistar are beneficially owned by Tontine Overseas Associates, LLC, over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power, (2) 2,829,580 shares, or 4.03% of the common stock outstanding of Navistar are beneficially owned by Tontine Partners, L.P., over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power, (3) 2,829,580 shares, or 4.03% of the common stock outstanding of Navistar are beneficially owned by Tontine Management, LLC., over which it has shared voting power and shared dispositive power and no sole voting power or sole dispositive power, and (4) Tontine Management, LLC is the general partner of Tontine Partners, LP, and as such has the power to direct the affairs of Tontine Partners, LP and that Jeffrey Gendell is the managing member of Tontine Management, LLC and Tontine Overseas Associates, LLC, and in that capacity directs their operations.

(H) As reported in Schedule 13G, as amended by Amendment No. 1, filed February 13, 2008 with the SEC by Schneider Capital Management Corporation. It is reported in the Schedule 13G that 3,537,335 shares, or 5.04% of the common stock outstanding of Navistar are beneficially owned by Schneider Capital Management Corporation, over which it has sole voting power with respect to 2,561,977 shares, shared voting power with respect to 0 shares, sole dispositive power with respect to 3,537,335 shares and shared dispositive power with respect to 0 shares.

NAVISTAR COMMON STOCK OWNED BY EXECUTIVE OFFICERS AND DIRECTORS

This table shows how much common stock our executive officers and directors beneficially own as of December 31, 2008. In general, "beneficial ownership" includes those shares a director or executive officer has the power to vote or transfer, and stock options exercisable within 60 days. Except as noted, the persons named in the table below have the sole voting and investment power with respect to all shares beneficially owned by them.

	Number of Shares			
Name/Group	**Owned(1)**	**Obtainable Through Stock Option Exercise**	**Total**	**Percent of Class**
Y. Marc Belton	4,252	23,000	27,252	*
William A. Caton	78,861	47,700	126,561	*
Eugenio Clariond	7,374	16,000	23,374	*
John D. Correnti	19,707	23,000	42,707	*
Steven K. Covey	27,869	75,400	103,269	*
Terry M. Endsley	34,860	65,633	100,493	*
Dr. Abbie Griffin	4,332	18,500	22,832	*
Michael N. Hammes	4,712	16,500	21,212	*
David D. Harrison	1,333	–	1,333	*
Deepak T. Kapur	71,104	155,333	226,437	*
James H. Keyes	17,757	16,000	33,757	*
Steven J. Klinger	1,333	–	1,333	*
Daniel C. Ustian	132,559	730,970	863,529	1.2
Dennis D. Williams	–	–	–	*
All Directors and Executive Officers as a Group (19 persons)	466,675	1,347,748	1,814,423(2)	2.6

* Percentage of shares beneficially owned does not exceed one percent.

(1) The number of shares shown for each executive officer (and all executive officers as a group) includes the number of shares of Company common stock owned indirectly, as of December 31, 2008, by such executive officers in our 401(k) Retirement Savings Plan and Retirement Accumulation Plan, as reported to us by the Plan trustee.

(2) Includes shares over which there is shared voting and investment power as follows: Directors and Executive Officers as a Group – 6,357 shares.

The number of shares owned by each director and executive officer (and all directors and executive officers as a group) includes restricted stock units ("RSUs") that were granted under the 2004 Performance Incentive Plan on September 18, 2008. The RSUs vest ratably over a three year period with 25% vesting on each of the first and second anniversary of the date of grant, with the remaining 50% vesting on the third anniversary of the date of grant. At the request of the UAW, the UAW representative director, Dennis Williams, does not receive stock or stock option grant awards.

Under our Executive Stock Ownership Program, executives may defer their cash bonus into deferred share units ("DSUs"). If an executive officer has elected to defer a cash bonus, the number of shares shown for such executive officer includes these DSUs. These DSUs vest immediately. The number of shares shown for each executive officer (and all executive officers as a group) also includes premium share units ("PSUs") that were awarded pursuant to the Executive Stock Ownership Program. PSUs vest in equal installments on each of the first three anniversaries of the date on which they are awarded.

Under our Non-Employee Directors Deferred Fee Plan, directors may defer all or a portion of their annual retainer and meeting fees into phantom stock units. If a director has elected to defer a portion of their annual retainer and/or meeting fees into phantom stock units, these phantom stock units are shown in this column.

Under our 2004 Performance Incentive Plan and prior plans, executives may defer the receipt of shares of Company common stock due in connection with a restoration stock option exercise of non-qualified stock options that were vested prior to December 31, 2004. If an executive has elected to defer receipt of these shares into stock units, these stock units are also shown in this column. The deferral feature has been eliminated with respect to future stock option grants under the 2004 Performance Incentive Plan and for non-qualified stock options granted from prior plans that vest on or after January 1, 2005. In December 2008, the Compensation Committee approved the elimination of the Restoration Stock Option Program under the 2004 Performance Incentive Plan in connection with future long-term incentive grants, beginning with the grants made in December 2008.

COMPENSATION

Compensation Discussion and Analysis for Fiscal 2008 (November 1, 2007—October 31, 2008)

The Compensation Committee (the "Committee") of our Board has the responsibility to approve and monitor all compensation and benefit programs for our executive officers (designated as Section 16 Officers) and makes recommendations for the compensation and benefits of our Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO"), which are then approved by the independent members of our Board. As part of its responsibility, the Committee reviews the performance of executive officers and approves compensation based on the overall successes of the individual executive, his or her specific business unit to the extent applicable, and the organization as a whole. The Committee is governed by a written charter, a copy of which is available on the Investor Relations section of our website at *http://ir.navistar.com* (click on "Corporate Governance" and then "Governance Documents") and is available free of charge on request of our Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555.

Our executive compensation program for our named executive officers ("NEOs"), as well as other executives, is designed to closely align executive rewards with corporate, group and individual performance and the total return to stockholders. We developed an overall compensation philosophy that is built on a foundation of guiding principles:

- *Competitive Positioning:* Total remuneration is designed to attract and retain the executive talent required to achieve our goals through a market competitive total remuneration package.

- *Performance Orientation:* Executive compensation is performance-based with a direct link to Company, business unit, and individual performance. It is also designed to align the interests of executives and stockholders.

- *Fairness:* Compensation programs are designed to be fair and equitable across all employee groups and should not unfairly discriminate in favor of any one individual or group on the basis of age, service, or other non-performance related criteria.

- *Ownership and Responsibility:* Programs recognize individual contributions as well as link executive and stockholder interests through compensation programs that reward our executives, including our NEOs based on the financial success of the Company and increases to stockholder value.

Market Compensation Review

We continuously monitor the market competitiveness of our executive compensation. Over the past couple of years, the Committee has reviewed the executive compensation programs to ensure that (i) pay opportunities are competitive with the market, (ii) there is an appropriate link between performance and pay and (iii) the programs support our stated compensation philosophy. This process included consultation with Hewitt Associates ("Hewitt"), which compared compensation of our executives, including our NEOs, on base salaries, short-term incentive awards, long-term incentives, perquisites, other benefits and our overall compensation and benefits philosophy to that of our comparator group and broader market practice. Hewitt was engaged by the Committee and is responsible solely to the Committee. The Committee considered both Hewitt's advice and management's opinion in determining the compensation strategy.

On an ad hoc basis, the Committee may engage Hewitt to provide information regarding specific executive compensation topics of interest. From March 1, 2006 through September 11, 2008, we were subject to the blackout trading rules of Regulation BTR of the SEC and as such have been unable to grant equity to our executive officers during that time frame. In anticipation of the lifting of Regulation BTR in 2008, the Committee engaged Hewitt to provide benchmarking information and design recommendations on a long-term incentive program to be granted once Regulation BTR was lifted. As described in the long-term incentive section below, this collaboration between Hewitt, the Committee and management resulted in the development of the Emergence Grant.

For 2008, our comparator group of 24 companies was chosen from a cross section of manufacturing and transportation and equipment companies that have revenues from one half to two times our revenues. For 2008, American Standard was deleted and Terex Corporation was added to the list. We review executive compensation against this peer group of companies with which we compete for talent. Information about this list of companies is used by Hewitt and management when the Committee requests specific executive compensation analysis. The Committee approved the following peer group for 2008.

2008 Compensation Peer Group

AGCO Corporation	General Dynamics	Lear Corporation
ArvinMeritor, Incorporated	Genuine Parts Company	Masco Corporation
Cummins Incorporated	Goodrich Corporation	PACCAR Incorporated
Danaher Corporation	Goodyear Tire and Rubber	Parker-Hannifin
Deere and Company	Harley Davidson, Incorporated	PPG Industries, Inc.
Dover Corporation	Illinois Tool Works	Terex Corporation
Eaton Corporation	Ingersoll-Rand Co. Ltd.	Textron, Incorporated
Emerson Electric	ITT Industries, Incorporated	TRW Automotive Holdings Corporation

A broader industry survey published by Hewitt was also used to provide us with additional compensation market data. For individual executive positions, if the market data from the peer group of companies was not statistically reliable because of the small sample size, we also used the manufacturing group (or if the sample size is large enough, the all-industry group) of the broader survey data. When we use broader industry surveys, we use market data within our revenue scope, either overall consolidated revenue for corporate roles and/or business unit revenue for business unit specific roles. This is especially true for the base salary competitive market review.

For base salary, annual incentive, and long-term incentives, we target the 50th percentile (market median). We established a policy of targeting base salaries at the 50th percentile (market median) of the competitive market, based on the peer group, where available, or the broader industry survey. We refer to this as the competitive market data, competitive marketplace, or the like. We consider an executive to be competitively paid if his or her base salary is within 85 to 115 percent of the market median. Under special circumstances when we are recruiting for critical roles, we target an executive's salary at the 75th percentile. Our incentive compensation plans provide executives with the opportunity to earn total compensation at the 50th percentile of the competitive market for target corporate performance and at the 75th percentile for distinguished corporate and individual performance.

Typically, the Chief Executive Officer (the "CEO") makes recommendations to the Committee on annual base salary increases for the NEOs other than himself (see the section entitled "*Summary of the Executive Salary Planning Approval Process*"). For our Annual Incentives, the CEO may recommend that the Committee adjust awards to reflect individual performance. For long-term incentives, awards generally follow our fixed share guidelines with no adjustments recommended by the CEO.

Pay Mix

Our pay mix of base salary, annual incentive, and long-term incentives generally tracks to the marketplace with the majority of total compensation opportunity, specifically annual and long-term incentives, being contingent on and variable with performance. This structure supports our pay-for-performance compensation philosophy.

Elements of Executive Compensation

The key elements of our executive compensation program include base salary, an annual incentive program, long-term incentives, retirement benefits, perquisites, and other benefits. We also maintain stock ownership guidelines for our executives, including our NEOs. Although decisions relative to each of these compensation elements are made separately, the Committee considers the total compensation and benefits package when making any compensation decision.

Base Salary

We pay each executive officer, on a monthly basis, a competitive base salary for services rendered during the year. Base salaries for executive officers, including our NEOs, were reviewed and adjusted based on evaluating (i) the responsibilities of their positions, (ii) the competitive marketplace data and (iii) the performance of each executive during 2008.

Summary of the Executive Salary Planning Approval Process

- The head of each business unit reviews competitive salary market data relevant to his or her direct and indirect reports.

- The head of each business unit provides salary recommendations for his or her direct and indirect reports.
- The CEO reviews and approves or adjusts all of these salary recommendations.
- The Committee reviews the salary for the CEO and CFO, and the CEO's salary recommendations for all Section 16 Officers. The CEO does not recommend nor is he involved in decisions regarding his own compensation.
- The Committee then recommends and the independent members of the Board approve or adjust the salary recommendation for the CEO and CFO. As described in greater detail below, we have a detailed procedure in place for reviewing the performance of the CEO and determining annually the salary of the CEO.

In 2008, based on competitive survey data and a review of individual performance, the Committee increased the base pay of the NEOs by 5.9% on average. These base salary increases resulted in the NEOs as a group being paid at approximately 94% of the competitive market median. Due to the economic environment and our focus on controlling costs, fiscal year 2009 performance increases for executives has been postponed until a later date.

CEO Performance Evaluation

Each year, typically in December, the Committee and the independent members of the Board evaluate the CEO's performance for the prior fiscal year. This review is based on the CEO's achievement of goals set prior to the start of that year. The CEO presents this information to the full independent members of the Board, who then discuss it in executive session. The CEO is not present during this discussion. The independent members' evaluation of the CEO's performance then forms the basis for the decision on the CEO Annual Incentive Plan award ("AI") for the prior fiscal year and base salary for the new fiscal year. The chair of the Committee then informs the CEO of the compensation decisions and the performance evaluation on which those decisions were based.

In December 2007, the Committee and the independent members of the Board went through the process described above and increased Mr. Ustian's base salary approximately 5% from $1,125,000 to $1,180,000 effective January 1, 2008. Prior to this adjustment, Mr. Ustian's last base salary increase was effective January 1, 2006. The independent members of the Board did not recommend a 2009 base salary increase for Mr. Ustian when they met in December 2008.

In December 2008, the independent members of the Board approved a 2008 AI award for Mr. Ustian based upon both the Company's successful financial results and his strong performance in 2008.

Annual Incentive

The Annual Incentive Plan (the "AI Plan") is a short-term incentive program that exists to reward, motivate and retain employees as well as connect rewards with performance for 2008. The AI Plan is a key element in the executive compensation package as the Company intends for a significant portion of an executive's, including the NEO's, total compensation to be performance-related. The AI Plan for 2008 was based on attaining financial and non-financial performance goals established and approved by the Committee. The AI Plan is authorized under our stockholder approved 2004 Performance Incentive Plan (the "Plan"). The Plan is an omnibus plan that allows for various awards such as cash, stock options, stock appreciation rights, restricted stock, premium share units, and deferred share units. The AI Plan and the Plan do not have claw-back provisions, which would retract a prior incentive award when financial results are restated after the award was paid.

Traditionally, there are three key performance elements that influence awards under the AI Plan.

- *Consolidated Financial Performance:* For all of our executives, consolidated financial performance is heavily weighted in the calculation of incentive payments in order to encourage integrated execution across organizational boundaries within the Company. We believe it is important to encourage executives to work together for the best consolidated results rather than to focus on results at one business unit at the expense of other business units. Consolidated financial goals are based on our Return on Equity ("ROE"), as determined by the Committee. We use ROE because we believe that, in the long term, it is highly correlated with stock price and stockholder value. We are in a volatile industry, in which demand for our products is subject to cyclical fluctuation. The profitability of our business is heavily influenced by the cycle of truck sales in North America. Consequently, we use the following truck industry demand-adjusted (volume-adjusted) ROE target methodology to evaluate Company performance. We target a 16.5% ROE on average over the business cycle based on a forecasted average truck industry volume, which is re-evaluated every year based upon industry forecast. This prevents us from giving management an unduly large incentive payment in years when the truck market is strong. Rather, financial results must be even stronger than industry performance for management to receive a payment. Conversely, this methodology is intended to prevent us from unduly under-compensating management in years when the truck market is weak. The volume-adjusted ROE target for 2008 was 3.2%. The amount of income required to earn incentive payments was calculated using this ROE target. The earnings target was $.59 per share.

- *Business Unit Performance:* For executives at our business units, business unit performance is also considered in determining incentive payments, which encourages strong performance at the business unit level. The business unit results are measured on the income (i.e. profit before taxes) needed to support the corporate ROE goal. Other non-financial goals that support cost, quality, and growth initiatives may also be utilized where appropriate. However, generally only financial goals are applicable to awards to our NEOs except where non-financial goals are used for purposes of downward discretion.

- *Individual Performance:* This is measured by our annual Total Performance Management (the "TPM") assessment. The TPM process is a performance management tool that focuses on employee career development, goal setting, performance appraisals, and evaluation. The TPM assessment reviews how well the executive performed with regard to both individual goals and defined skills and behaviors. However, generally only financial goals are applicable to awards to our NEOs except where individual performance is used for downward discretion.

For 2008, the Committee approved a plan modification under which the monetary pool for AI awards for all participants was based only upon consolidated financial results. Due to our fiscal year 2008 EPS results, the pool was created based upon the maximum percentage allowed under the Plan. In determining final individual AI awards, the Committee used its downward discretion and considered the results of each business unit's achievement of non-financial goals.

The AI Plan has threshold, target, distinguished, and super-distinguished performance payout levels for the NEOs which range from 25% to 200% of target. Based upon performance, in some years, the Company may not make AI payments, but the Company also has the ability under the plan to make maximum payments at 200% of target bonus opportunity for super-distinguished performance. Consolidated financial results between performance levels are interpolated on a straight-line basis to determine payment amounts.

Generally, AI awards are not paid when consolidated results are below threshold, however, in rare circumstances, the plan may allow for payments to executives, including NEOs, who work for a business unit with above-threshold performance when consolidated performance is below threshold. However, under no circumstances will the AI Plan provide payments when net income is negative.

The Committee has the discretion to adjust a bonus payment. In doing so, the Committee historically has considered the requirements of Section 162(m) of the Internal Revenue Code. While the Committee generally intends for incentive compensation to be tax deductible, there may be instances when the Committee decides to award a non-deductible amount. The Committee did not award a non-deductible AI amount for fiscal year 2008.

2008 AI Plan Weights

Named Executive Officer	Corporate /Business Unit Weight	Business Unit (1)
Daniel C. Ustian	100% / 0%	Corporate / Consolidated
William A. Caton	100% / 0%	Corporate / Consolidated
Terry M. Endsley	100% / 0%	Corporate / Consolidated
Deepak T. Kapur	80% / 20%	Truck
Pamela J. Turbeville	80% / 20%	Navistar Financial Corporation
Steven K. Covey	100% / 0%	Corporate / Consolidated

(1) For 2008, financial results were measured based on consolidated performance only. Business Unit performance for nonfinancial goals was also considered in determining individual awards for downward discretion only.

2008 AI Award Formula

Executive's AI Plan Award = Base Salary ***x*** *AI Plan Target Award Percentage* ***x*** *Consolidated Financial Performance* ***x*** *Business Unit Performance (non-financial goals, if applicable)* ***x*** *Individual Performance*

2008 AI Target Award Percentages and Amount Earned

Named Executive Officer	Target as a % of Base Salary	2008 Annual Incentive Amount Earned
Daniel C. Ustian	110%	$2,589,500
William A. Caton	95%	$ 800,000
Terry M. Endsley	75%	$ 625,000
Deepak T. Kapur	75%	$ 900,000
Pamela J. Turbeville	65%	$ 444,000
Steven K. Covey	65%	$ 640,000

Long-Term Incentive

As discussed above, we were subject to the blackout trading rules of Regulation BTR of the SEC from March 1, 2006 through September 11, 2008 and as such have been unable to grant equity-based compensation to our executive officers during that time frame. An Emergence Grant of restricted stock units ("RSUs") was granted to eligible plan participants on September 18, 2008. The grant of RSUs vest 25% at the end of years one and two and 50% at the end of year three. At the end of three years, all vested units are converted to, and settled in the form of, Navistar common stock.

Traditionally, our objectives for including long-term incentives as part of our executives' total compensation package include:

- Aligning executive and shareowner interests; tying compensation to share price appreciation;
- Emphasizing returns to stockholders; and
- Cultivating ownership.

Historically, we have focused our long-term incentive plan on the use of stock options to align executives' interests with those of stockholders. To manage the allocation of stock options, the Committee used a fixed share grant approach. The fixed share guideline takes into account the long-term incentive target by position, Black-Scholes valuation methodology, and estimated stock price. This approach was used because:

- Managed dilution;
- Provided the same number of options for similar job roles; and
- Provided a way for us to allocate stock options.

We have never backdated stock options. In addition, as set forth in the Plan, we prohibit stock option repricing. However, within the Plan, there is a Restoration Stock Option Program. Specifically, the Restoration Stock Option Program allows an executive to exercise vested non-qualified stock options by presenting shares that have a total market value equal to the option exercise price times the number of options. New restoration options are then granted with an exercise price equal to the fair market value of our stock at that time in an amount equal to the number of mature shares that were used to exercise the original option, plus the number of shares that were withheld for the required tax liability. The restoration stock options have a term equal to the remaining term of the original option, generally become exercisable six months after the date of grant, and otherwise have the same general terms and conditions of other non-qualified stock options granted under the Company's stock plans. In 2008, none of the NEOs utilized this program. In December 2008, the Committee approved the elimination of the Restoration Stock Option Program under the Plan in connection with future long-term incentive grants, beginning with the grants made in December 2008.

In December 2008, a fiscal year 2009 long-term incentive grant under the Plan was approved to eligible plan participants. The grant was based upon our fixed share grant approach, however, we modified our use of 100% stock options to an equity mix of 67% stock options and 33% restricted stock units. We changed the mix to manage our share pool usage.

Executive Stock Ownership Program

We feel that it is important to encourage senior executives to hold a material amount of Company stock and to link their long-term economic interest directly to that of the stockholders. To achieve this goal, we established stock ownership requirements. During 2008, our stock ownership guidelines applied to approximately 58 executives, including our NEOs, the majority of who hold the title of vice president and above. Executives are expected to attain the ownership level of their position within five years of attaining that position. The ownership requirements range from 75% to 300% of base salary and are fixed at the number of shares that are required to be held as of the date of an executive's promotion or hire, based on the fair market value of the shares at that time.

Executive Stock Ownership as of October 31, 2008

Named Executive Officer	Ownership Requirement as a % of Base Salary	Number of Shares Required	Number of Shares Owned
Daniel C. Ustian	300%	60,806	114,868
William A. Caton	225%	56,575	70,598
Terry M. Endsley	225%	28,419	28,564
Deepak T. Kapur	225%	25,568	64,808
Pamela J. Turbeville	225%	22,083	38,830
Steven K. Covey	225%	15,666	23,874

Executive Benefits and Perquisites

The following table summarizes the executive benefits and perquisites that we provide to our NEOs:

NEO	Life Insurance(1)	Executive Physical Program(2)	Flexible Perquisite Program(3)	Pension /Retirement/ 401(k) Plans(4)					Retiree Medical Benefits
				RPSE	MRO	RAP	SRAP	SERP	
Daniel C. Ustian	X	X	X	X	X			X	X
William A. Caton	X	X	X			X	X	X	
Terry M. Endsley	X	X	X	X	X			X	X
Deepak T. Kapur	X	X	X			X	X	X	
Pamela J. Turbeville	X	X	X			X	X	X	
Steven K. Covey	X	X	X	X	X			X	X

(1) Life Insurance. We provide Company paid life insurance equal to five times base salary.

(2) Physical Exams. This program provides a company-paid physical when an executive is first hired or promoted to an executive position. A physical is also required every two years prior to age 50 and every year after age 50. This program helps us ensure the health of our key executives.

(3) Executive Perquisites for our NEOs. We maintain a perquisite program for our NEOs, which we believe is competitive and consistent with our overall compensation program, and which enables us to attract and retain our executive officers. The Executive Flexible Perquisite Program provides a cash stipend to each of our NEOs, the amount of which varies by executive, based upon the executive's organization level. The purpose of the cash stipend is to provide each of our NEOs with the ability to choose the perquisite that best fits his or her professional and personal situation. This program is in lieu of providing and administering such items as car leases, tax preparation, financial planning, and home security systems. We do not require the NEOs to substantiate the expenses for which they use this stipend. The annual perquisite amount is paid semi-annually in equal installments in May and November.

Annual Flexible Perquisite Payments During 2008

Named Executive Officer	Annual Flexible Perquisite Payment
Daniel C. Ustian	$46,000
William A. Caton	37,000
Terry M. Endsley	37,000
Deepak T. Kapur	37,000
Pamela J. Turbeville	28,000
Steven K. Covey	28,000

In certain circumstances, where a commercial flight is not available to meet a NEOs travel schedule, our NEOs and directors use chartered aircraft for business purposes only. In these situations, we believe chartered aircraft allows us to make effective use of the executive's time. After a review of the chartered flight usage in 2008, we confirmed the use was for business purposes only. A spouse may accompany an NEO while he or she is traveling on Company business. Although this occurs on a limited basis, the reimbursement of the spouse travel expense is included in taxable compensation including a gross-up for the taxable fringe benefit.

(4) Pension/Retirement/401(k) Plans

We began transitioning to defined contribution/401(k) plans as the primary retirement income program for all non-represented employees hired on or after January 1, 1996. Thus participation in our defined benefit pension plans has been limited to those hired prior to that date.

- RPSE ("Retirement Plan for Salaried Employees"). This is our tax-qualified defined benefit pension plan for salaried employees hired prior to January 1, 1996.
- MRO ("Managerial Retirement Objective Plan"). The MRO is our unfunded non-qualified defined benefit pension plan designed primarily to restore the benefits that executives, including our NEOs, would otherwise have received if the Internal Revenue Code restrictions had not applied to the RPSE.
- RAP ("Retirement Accumulation Plan"). This is our tax-qualified defined contribution / 401(k) plan for salaried employees hired on or after January 1, 1996.
- SRAP ("Supplemental Retirement Accumulation Plan"). This is our non-qualified deferred compensation plan designed primarily to restore the contributions that participants would otherwise have received under the RAP, if the Internal Revenue Code restrictions had not been in place.
- SERP ("Supplemental Executive Retirement Plan"). This is designed as a pension supplement to attract and retain key executives. The SERP is unfunded and is not qualified for tax purposes.

Additional information on the pension / 401(k) plans are provided in the *Pension Benefits, Non-Qualified Defined Contribution* and *Other Non-Qualified Deferred Compensation* sections.

- Retiree Medical Benefits. Non-represented employees, including our NEOs, hired on or after January 1, 1996, are not eligible for the retiree medical benefits program.

Employment Contracts and Executive Severance Arrangements

We do not have employment contracts with our NEOs as employment with each of them is "at will." However, like many companies, to ensure stability and continuity of management, we provide those individuals with an Executive Severance Agreement ("ESA"), which provides for severance benefits in the event of a specified termination such as an involuntary termination and a termination in connection with a change in control. Please refer to the *Potential Payments and Benefits upon Termination or Change in Control* below for more information on the subject.

Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions for the NEOs, excluding the CEO and CFO which decisions are approved by the independent members of the Board. The CEO makes recommendations to the Committee regarding the compensation for his direct reports (which includes the other NEOs) based on a review of their performance, job responsibilities, and importance to our business strategy. The CEO does not make recommendations to the Committee regarding his own compensation.

Tax and Accounting Implications

Policy on Deductibility of Compensation

Section 162(m) of the Internal Revenue Code provides that a public company generally may not deduct the amount of non-performance based compensation paid to certain executive officers that exceeds $1 million in any one calendar year. However, this provision does not apply to performance-based compensation that satisfies certain legal requirements including income from certain stock options and certain formula driven compensation. In general, the Committee has considered the effect of the Internal Revenue Code limitation and under certain circumstances may decide to grant compensation that is outside of the limits.

Non-Qualified Deferred Compensation

The American Jobs Creation Act of 2004 changed the tax rules applicable to non-qualified deferred compensation arrangements. We are complying in good faith with the statutory provisions, which generally became effective as of January 1, 2005, and the applicable regulations. Please refer to the *Non-Qualified Deferred Compensation* table below for more information on the subject.

Accounting for Stock-Based Compensation

In November 2005, we began accounting for our equity based long-term incentive vehicles under the Plan in accordance with the requirements of Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)").

Compensation Committee Report

The Committee reviewed and discussed the Compensation Discussion and Analysis required by item 402(b) of Regulation S-K with management, and based upon this review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement. The independent members of the Board reviewed and discussed the compensation of the CEO and CFO.

The Compensation Committee

John D. Correnti, Chairperson
Eugenio Clariond
Michael N. Hammes
James H. Keyes
Steven J. Klinger

The Independent Members of the
Board of Directors (non Compensation Committee members)

Y. Marc Belton
David D. Harrison
Dennis D. Williams

EXECUTIVE COMPENSATION TABLES

The table below summarizes the total compensation paid to or earned by each of our NEOs for the years ended October 31, 2008, 2007, and 2006:

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value & Non-Qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Daniel C. Ustian	2008	$1,170,833	–	$2,775,216	–	$2,589,500	–	$107,198	$6,642,747
Chairman, President & Chief Executive Officer	2007	$1,125,000	–	–	–	–	$1,041,054	$ 67,801	$2,233,855
	2006	$1,104,167	$130,587 [7]	–	–	$1,419,413	$ 883,752	$ 66,081	$3,604,000
William A. Caton	2008	$ 650,533	–	$ 622,243	$180,784	$ 800,000	–	$159,059 [10]	$2,412,619
Executive Vice President & Chief Risk Officer[9]	2007	$ 628,200	$250,000 [5]	$ 564,217	$180,786	–	$ 299,332	$106,371 [8]	$2,028,906
	2006	$ 545,833	$998,051 [6]	$ 485,453	$180,783	$ 95,949	$ 974,404	$133,960	$3,414,433
Terry M. Endsley	2008	$ 459,683	–	$ 88,615	$ 43,859	$ 625,000	–	$ 99,640	$1,316,797
Executive Vice President & Chief Financial Officer									
Deepak T. Kapur	2008	$ 640,000	–	$ 44,186	$201,159	$ 900,000	–	$103,649	$1,888,994
President, Truck Group	2007	$ 613,200	–	–	$499,405	–	$ 407,922	$ 92,345	$1,612,872
	2006	$ 580,000	$ 41,055 [7]	$ 892,257	$864,306	$ 498,945	–	$148,318	$3,024,881
Pamela J. Turbeville	2008	$ 427,000	–	$ 626,858	$119,919	$ 444,000	$ 94,630	$362,561	$1,647,968
Senior Vice President & Chief Executive Officer, Navistar Financial Corporation	2007	$ 407,100	–	–	$328,621	–	$ 274,768	$ 69,045	$1,079,534
	2006	$ 390,000	$ 235 [7]	–	$676,611	$ 290,765	$ 140,890	$106,043	$1,604,544
Steven K. Covey	2008	$ 495,000	–	$ 626,858	–	$ 640,000	$ 131,795	$ 36,916	$1,930,569
Senior Vice President, Chief Ethics Officer & General Counsel									

(1) Reflects the amortized dollar amount recognized as expense for financial statement reporting purposes in accordance with SFAS 123(R) and not the compensation realized by the NEOs. Includes amounts for the following RSUs that were granted to our NEOs on September 18, 2008: Mr. Ustian – 45,600; Mr. Caton – 20,867; Mr. Endsley – 15,900; Mr. Kapur – 15,900; Ms. Turbeville – 10,300; and Mr. Covey 10,300. Under the provisions of SFAS 123(R), September 11, 2008, was determined to be the grant date for calculation of expense for financial statement reporting purposes (the closing price of our stock on September 11, 2008 was $60.86, in comparison, the closing price of our stock on September 18, 2008, was $55.365). The compensation expense recognized by us for the RSUs is spread out over the service period (3 years) and we do not adjust the expense based on actual gains or losses. We recognize the entire expense of an RSU award made to retirement eligible employees on the date of grant because once an executive attains retirement eligibility there is no longer a substantial risk of forfeiture of their RSUs. Of the named executive officers, Mr. Ustian, Ms. Turbeville and Mr. Covey are retirement eligible. Mr. Ustian became retirement eligible in 2005, Ms. Turbeville became retirement eligible in August 2008 and Mr. Covey became retirement eligible in 2006. Because Mr. Endsley will become retirement eligible within 3 years his RSU award is being expensed over 18 months rather than 3 years.

Also includes the amortized expense recognized for restricted stock and PSUs for 2006, 2007 and 2008. The PSUs represent shares of common stock granted pursuant to our Executive Stock Ownership Program and is based on the attainment of certain stock ownership thresholds. Both the restricted stock and PSUs vest over a 3 year period with 1/3 of the shares vesting on each of the first three anniversaries of the date of grant. The PSUs convert into Common Stock upon termination of employment. We use the closing price of our stock on the date of grant to value the restricted stock and PSUs and then spread the expense out over the vesting period (generally 3 years). The following PSU and restricted stock awards had amounts expensed by us on our financial statements in 2006, 2007 and 2008. Mr. Caton received 8,449 PSUs on November 23, 2005; the closing price of our stock on the date of grant was $27.98. Mr. Caton also received 52,919 shares of restricted stock in connection with his recruitment to the Company on October 31, 2005; the closing price of our stock on the date of grant was $27.52. Mr. Kapur received 54,000 restricted shares in connection with his recruitment to the Company and 5,879 PSUs, both awards were granted on September 2, 2003; the closing price of our stock on the date of grant was $44.70.

(2) No stock options were granted in 2008. The values in this column reflect the dollar amount, without any reduction for risk of forfeiture, recognized as expense, in accordance with the provisions of SFAS 123(R), for financial statement reporting purposes related to stock options awarded to our executives in prior years. The compensation expense recognized by us for stock options is calculated using the fair value of our common stock on the date of grant (we use the Black-Scholes option pricing model for this calculation) and then we amortize the expense over the vesting period of the options (generally 3 years) and we do not adjust the expense based on actual gains or losses. We recognize the entire expense of a stock

option grant made to retirement eligible employees on the date of grant because once an executive attains retirement eligibility there is no longer a substantial risk of forfeiture of their options. As mentioned in footnote 1 above, Mr. Ustian became retirement eligible in 2005, Ms. Turbeville became retirement eligible in August 2008 and Mr. Covey became retirement eligible in 2006. The table below includes the assumptions used to calculate the compensation expense in 2006, 2007 and 2008 on a grant-date by grant-date basis.

Grant Date	Exercise Price	Volatility	Expected Life (Years)	Risk-Free Interest Rate (%)	Dividend Yield (%)	Grant Date Fair Value of 1 Option
10/31/2005	$27.400	41.08%	4.8	4.25%	0%	$11.37
10/18/2005	$26.150	41.10%	4.8	4.15%	0%	$10.81
09/16/2005	$34.130	45.44%	4.8	3.82%	0%	$14.97
08/15/2005	$33.365	45.38%	4.8	3.97%	0%	$14.69
03/15/2005	$42.490	47.24%	4.8	4.18%	0%	$19.39
12/14/2004	$40.915	48.03%	4.8	3.47%	0%	$18.47

(3) This amount represents the change in the actuarial present value of the RPSE and MRO for Messrs. Ustian, Endsley and Covey and the change in actuarial present value of the SERP and certain interest on the SRAP for Messrs. Caton and Kapur and Ms. Turbeville.

(4) Because of the Regulation BTR Blackout described above, Mr. Ustian had 2,217 non-qualified stock options with an exercise price of $36.72 expire on December 17, 2007. Mr. Endsley had 2,237 non-qualified stock options with an exercise price of $23.3125 expire on December 16, 2007. Ms. Turbeville had 6,537 non-qualified stock options with an exercise price of $28.875 expire on June 10, 2008. Includes one-time cash settlement of expired stock options. The cash settlements are as follows: $33,211 for Mr. Ustian, $66,411 for Mr. Endsley, and $289,099 for Ms. Turbeville, Also includes such items as Flexible Perquisites cash allowances, company-paid life insurance premiums, company contributions to the Retirement Accumulation Plan and the SRAP, and the company-provided excess personal liability premiums (this program was discontinued on December 31, 2006). The annual flexible perquisite payments are as follows: $46,000 for Mr. Ustian, $37,000 for each of Messrs. Caton and Kapur, and $28,000 for Messrs. Endsley and Covey and Ms. Turbeville. The company-paid life insurance premiums are as follows: $22,777 for Mr. Ustian, $11,554 for Mr. Caton, $5,229 for Mr. Endsley, $15,982 for Mr. Kapur, $8,513 for Ms. Turbeville and $8,916 for Mr. Covey. Our contribution to the Retirement Accumulation Plan was $23,558 for Mr. Caton $25,146 for Mr. Kapur, and $24,897 for Ms. Turbeville. Our contribution for the Supplemental Retirement Accumulation Plan was $26,208 for Mr. Caton, $25,523 for Mr. Kapur, and $12,052 for Ms. Turbeville.

(5) Represents a guaranteed payment in connection with Mr. Caton's recruitment to the Company in 2005. Mr. Caton's date of hire was October 31, 2005.

(6) $600,000 represents the second of two sign-on bonus installments in connection with Mr. Caton's recruitment to the Company in 2005. $397,500 represents the guaranteed portion of the 2006 AI award and $551 represents a discretionary payment determined by the Committee and made at the same time as 2006 AI.

(7) Represents a discretionary payment determined by the Committee and made at the same time as 2006 AI.

(8) Includes $10,000 for country club dues reimbursement and $4,174 for the tax gross-up on this reimbursement in connection with Mr. Caton's promotion to CFO.

(9) Mr. Caton was formerly the Chief Financial Officer of the Company until June 2008.

(10) Includes $42,851.81 for country club dues reimbursement and $17,887.82 for the tax gross-up on this reimbursement in connection with Mr. Caton's promotion to CFO.

Grants of Plan-Based Awards Table - 2008

The following table complements the disclosure set forth in columns captioned Stock Awards and Option Awards of the *Summary Compensation Table* above. All Stock Awards and Option Awards were granted under the Plan.

Name	Grant Date[1]	Approval Date[1]	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (#)	Market Price on Grant Date ($/Sh)[3]	Grant Date Fair Value of Stock Awards ($)[4]
Daniel C. Ustian	9/18/2008	4/15/08	$324,500	$1,298,000	$2,596,000	45,600	–	$60.86	$2,775,216
William A. Caton	9/18/2008	4/15/08	$155,563	$ 622,250	$1,244,500	20,867	–	$60.86	$1,269,966
Terry M. Endsley	9/18/2008	4/15/08	$105,000	$ 420,000	$1,064,000	15,900	–	$60.86	$ 967,674
Deepak T. Kapur	9/18/2008	4/15/08	$120,000	$ 480,000	$ 960,000	15,900	–	$60.86	$ 967,674
Pamela J. Turbeville	9/18/2008	4/15/08	$ 69,388	$ 277,550	$ 555,100	10,300	–	$60.86	$ 626,858
Steven K. Covey	9/18/2008	4/15/08	$ 80,438	$ 321,750	$ 643,500	10,300	–	$60.86	$ 626,858

(1) On April 15, 2008, upon recommendation of the Committee, the Board approved the award of long-term incentive grants for executive management in the form of RSUs. The RSUs were to be granted one week after we were no longer subject to the blackout trading rules of Regulation BTR of the SEC. The BTR blackout period ended on September 11, 2008, and the RSUs were granted on September 18, 2008.

(2) These amounts represent compensation opportunity for 2008 under the AI Plan. For additional information regarding such awards, see *Compensation Discussion and Analysis — Annual Incentives* above.

(3) The RSUs were awarded on September 18, 2008, and the closing price of our stock on the date of grant was $55.365, however, under SFAS 123(R), September 11, 2008, was deemed to be the date the RSUs were awarded for determining the expense we would recognize on our financial statements. The closing price of our stock on September 11, 2008 was $60.86.

(4) The grant date fair value is generally the amount that we will expense in our financial statements over the award's service period, but does not include a reduction for forfeitures.

Outstanding Equity Awards at 2008 Fiscal Year-End

The following table provides information on the holdings of stock options and stock awards by our NEOs as of the end of 2008. The table includes unexercised and unvested stock option awards; unvested PSUs and unvested RSUs. The vesting information for each grant is provided in the footnotes to this table, based on the option or stock award grant date. The market value of the stock awards is based on the closing price of our common stock as of October 31, 2008, which was $30.12. For additional information about the stock option awards and stock awards, see the description of long-term incentive compensation in the *Compensation Discussion and Analysis* above.

	Option Awards					Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#)[1] Exercisable	Unexercisable	Grant Date	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested (#)[2] [3]	Market Value of Shares or Units of Stock Held that Have Not Vested ($)
Daniel C. Ustian	2,474	—	12/14/1999	$40.4063	12/14/2009	—	—
	41,626	—	12/14/1999	40.4063	12/15/2009	—	—
	8,680	—	10/03/2000	36.7200	12/16/2008	—	—
	4,713	—	12/12/2000	21.2200	12/12/2010	—	—
	32,953	—	12/12/2000	21.2200	12/13/2010	—	—
	61,983	—	12/11/2001	38.2000	12/12/2011	—	—
	2,617	—	12/11/2001	38.2000	12/11/2011	—	—
	7,204	—	4/16/2002	44.1500	04/17/2012	—	—
	2,873	—	12/10/2002	26.3850	12/10/2012	—	—

	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options (#) [1]						
Name	Exercisable	Unexercisable	Grant Date	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested (#) [2] [3]	Market Value of Shares or Units of Stock Held that Have Not Vested ($)
	106,027	—	12/10/2002	26.3850	12/11/2012	—	—
	58,100	—	02/19/2003	23.9650	02/20/2013	—	—
	133,905	—	12/09/2003	42.8850	12/10/2013	—	—
	2,895	—	12/09/2003	42.8850	12/09/2013	—	—
	136,800	—	12/14/2004	40.9150	12/14/2014	—	—
	136,800	—	10/18/2005	26.1500	10/18/2015	—	—
						44,938	1,353,533
Total:	**739,650**	—				**44,938**	**1,353,533**
William A. Caton	47,700	—	10/31/2005	27.4000	10/31/2015	—	—
						23,684	713,362
Total:	**47,700**					**23,684**	**713,362**
Terry M. Endsley	2,508	—	12/15/1998	25.8750	12/15/2008	—	—
	4,106	—	12/14/1999	40.4063	12/14/2009	—	—
	3,094	—	12/14/1999	40.4063	12/15/2009	—	—
	2,953	—	12/12/2000	21.2200	12/12/2010	—	—
	2,147	—	12/12/2000	21.2200	12/13/2010	—	—
	3,702	—	12/11/2001	38.2000	12/11/2011	—	—
	3,498	—	12/11/2001	38.2000	12/12/2011	—	—
	2,465	—	12/10/2002	26.3850	12/10/2012	—	—
	6,735		12/10/2002	26.3850	12/11/2012		—
	5,733	—	02/28/2003	24.0200	03/01/2013	—	—
	7,060	—	12/09/2003	42.8850	12/10/2013	—	—
	3,340	—	12/09/2003	42.8850	10/09/2013	—	—
	10,400	—	12/14/2004	40.9150	12/14/2014	—	—
	10,400	—	10/18/2005	26.1500	10/18/2015	—	—
						15,900	478,908
Total:	**68,141**					**15,900**	**478,908**
Deepak T. Kapur	12,233	—	09/02/2003	44.6600	09/03/2013	—	—
	6,993	—	12/09/2003	42.8850	12/09/2013	—	—
	40,707		12/09/2003	12.8850	12/10/2013	—	—
	47,700	—	12/14/2004	40.9150	12/14/2014	—	—
	47,700	—	10/18/2005	26.1500	10/18/2015	—	—
						15,900	478,908
Total:	**155,333**					**15,900**	**478,908**
Pamela J. Turbeville	7,727	—	12/15/1998	25.8750	12/15/2008	—	—
	2,474	—	12/14/1999	40.4063	12/14/2009	—	—
	2,760	—	12/14/1999	40.4063	12/15/2009	—	—
	4,714	—	12/12/2000	21.2200	12/12/2010	—	—
	20,195	—	12/12/2000	21.2200	12/13/2010	—	—
	2,617	—	12/11/2001	38.2000	12/11/2011	—	—
	38,583	—	12/11/2001	38.2000	12/12/2011	—	—

Name	Option Awards					Stock Awards	
	Number of Securities Underlying Unexercised Options (#) [1]						
	Exercisable	Unexercisable	Grant Date	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock Held that Have Not Vested (#) [2] [3]	Market Value of Shares or Units of Stock Held that Have Not Vested ($)
	2,873	—	12/10/2002	26.3850	12/10/2012	—	—
	48,627	—	12/10/2002	26.3850	12/11/2012	—	—
	2,895	—	12/09/2003	42.8850	12/09/2013	—	—
	28,005	—	12/09/2003	42.8850	12/10/2013	—	—
	30,900	—	12/14/2004	40.9150	12/14/2014	—	—
	19,274	—	03/15/2005	42.4900	12/15/2009	—	—
	11,009	—	09/16/2005	34.1300	12/16/2008	—	—
	10,331	—	09/16/2005	34.1300	12/13/2010	—	—
	30,900	—	10/18/2005	26.1500	10/18/2015	—	—
						10,150	305,718
Total:	**263,884**					**10,150**	**305,718**
Steven K. Covey	2,900	—	12/14/1999	40.4063	12/14/2009	—	—
	1,000	—	12/14/1999	40.4063	12/15/2009	—	—
	3,202	—	12/11/2001	38.2000	12/11/2011	—	—
	98	—	12/11/2001	38.2000	12/12/2011	—	—
	2,982	—	12/10/2002	26.3850	12/10/2012	—	—
	918	—	12/10/2002	26.3850	12/11/2012	—	—
	282	—	12/09/2003	42.8850	12/10/2013	—	—
	2,218	—	12/09/2003	42.8850	12/09/2013	—	—
	30,900	—	12/14/2004	40.9150	12/14/2014	—	—
	30,900	—	10/18/2005	26.1500	10/18/2015	—	—
						10,150	305,718
Total:	**75,400**					**10,150**	**305,718**

(1) All options, other than restoration options, become exercisable under the following schedule: one-third on each of the first three anniversaries of the date of grant. In the event an optionee exercises a non-qualified option with already-owned shares, he or she may be eligible to receive restoration options, if at the time of exercise an election was made to restore the exercised options. Restoration options contain the same expiration dates and other terms as the options they replace except that they have an exercise price per share equal to the fair market value of the common stock on the date the restoration option is granted and become exercisable in full six months after they are granted or, if sooner, one month before the end of the remaining term of the options they replace.

(2) All of the RSUs become exercisable under the following schedule: 25% on each of the first two anniversaries of the date of grant and 50% on the third anniversary of the date of grant. The PSUs become exercisable under the following schedule: one-third on each of the first three anniversaries of the date of grant.

(3) The vesting dates of outstanding unvested RSUs and unvested PSUs at October 31, 2008 are as follows:

Name	Type of Award	Grant Date	Number of Unexercised or Unvested Shares Remaining from Original Grant	Number of Shares Vesting and Vesting Date in 2008	Number of Shares Vesting and Vesting Date in 2009	Number of Shares Vesting and Vesting Date in 2010	Number of Shares Vesting and Vesting Date in 2011
Daniel C. Ustian	RSUs	9/18/2008	44,938		10,738 on 09/18/2009	11,400 on 09/18/2010	22,800 on 09/18/2011
William A. Caton	RSUs	9/18/2008	20,867		5,216 on 09/18/2009	5,217 on 09/18/2010	10,434 on 09/18/2011
	PSUs	11/23/2005	2,817	2,817 on 11/23/2008			
Terry M. Endsley	RSUs	9/18/2008	15,900		3,975 on 09/18/2009	3,975 on 09/18/2010	7,950 on 09/18/2011
Deepak T. Kapur	RSUs	9/18/2008	15,900		3,975 on 09/18/2009	3,975 on 09/18/2010	7,950 on 09/18/2011
Pamela J. Turbeville	RSUs	9/18/2008	10,150		2,425 on 09/18/2009	2,575 on 09/18/2010	5,150 on 09/18/2011
Steven K. Covey	RSUs	9/18/2008	10,150		2,425 on 09/18/2009	2,575 on 09/18/2010	5,150 on 09/18/2011

Option Exercises and Stock Vested Table – 2008

The following table provides information for our NEOs on stock option exercises during 2008, including the number of shares acquired upon exercise and the value realized and the number of shares acquired upon the vesting of restricted stock and premium share units and the value realized by the executive before payment of any applicable withholding tax and broker commissions based on the fair market value (or market price) of our stock on the date of exercise or vesting, as applicable.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized Upon Vesting ($)
Daniel C. Ustian	—	—	662	36,652
William A. Caton (2)	—	—	20,456	663,668
Terry M. Endsley	—	—	—	—
Deepak T. Kapur	—	—	—	—
Pamela J. Turbeville	—	—	150	8,305
Steven K. Covey	4,000	8,480	150	8,305

(1) Amounts in this column include RSUs that were surrendered to the Company by Mr. Ustian, Ms. Turbeville and Mr. Covey in satisfaction of employment tax withholdings due upon receipt of RSUs that were awarded to each of them on September 18, 2008. The employment tax withholdings were a result of Mr. Ustian, Ms. Turbeville and Mr. Covey having attained retirement eligibility status under the stock plan from which the RSUs were granted. The market price of our stock on the date the shares were surrendered was $55.365.

(2) Upon the vesting of restricted stock on October 31, 2008, Mr. Caton acquired 17,640 shares with a market price of $30.12. Upon the vesting of premium share units on November 23, 2007, Mr. Caton acquired 2,816 shares with a market price of $47.00. The premium share units will be delivered to Mr. Caton in the form of common stock within 10 days after he terminates employment with the Company.

Pension Benefits–2008

The amounts reported in the table below equal the present value of the accumulated benefit at October 31, 2008, for the NEOs under each plan based on the assumptions described below the table:

Pension Benefits Table

Named Executive Officers	Plan	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)
Daniel C. Ustian	RPSE	35.7	$ 518,673
	MRO	35.7	4,334,925
	SERP	35.7	–
William C. Caton	SERP	3.0	1,159,306
Deepak T. Kapur	SERP	5.4	1,008,460
Terry M. Endsley	RPSE	31.7	525,107
	MRO	31.7	314,921
	SERP	31.7	–
Pamela J. Turbeville	SERP	10.6	1,041,175
Steven K. Covey	RPSE	27.5	626,678
	MRO	27.5	701,877
	SERP	27.5	–

Unless otherwise noted, all present values reflect benefits payable at the earliest retirement date when the pension benefits are unreduced. Also unless otherwise noted, form of payment, discount rate (8.40%) and mortality (RP-2000 Combined Mortality Table projected at 50% of scale AA) is based on SFAS 87 assumptions. Additionally, SERP benefits have only been offset by benefits under Navistar sponsored retirement programs. At actual retirement these benefits will also be offset by benefits accumulated under programs for employment prior to Navistar, Inc.

Historically, we have provided our employees with retirement income programs since 1908. Over the years the programs have changed for various reasons. Effective January 1, 1996, we began transitioning from defined benefit retirement income programs to defined contribution retirement income programs as the primary vehicle to deliver those benefits. Employees hired before that date participate in defined benefit pension plans and those hired on or after that date participate in defined contribution plans. We also provide non-tax qualified benefit restoration programs that provide benefits or contributions that are in addition to those provided under our tax-qualified programs. The following briefly describes the various programs.

- *International Truck and Engine Corporation Retirement Plan for Salaried Employees ("RPSE").* The RPSE is a funded and tax qualified defined benefit retirement program. The plan provides benefits primarily based on a formula that takes into account the employee's years of service, final average earnings and a percentage of final average earnings per year of service (accrual rates). The table below summarizes the benefit accrual rates under the RPSE.

RPSE Benefit as Percent of Final Average Pay

	Prior to 1989	After 1988	Maximum
Rate of Benefit Accrual per Year of Service	2.4%	1.7%	60%

The eligible earnings are averaged over the highest 60 consecutive months within the final 120 consecutive months prior to retirement. Eligible earnings include base compensation and specifically exclude AI Plan compensation.

Thus any increase in AI payments will not increase benefits under the RPSE. Such compensation may not exceed an IRS-prescribed statutory limit applicable to tax-qualified plans ($230,000 for 2008).

The resulting benefit which may commence at age 62, is offset by a percentage of estimated or actual Social Security benefits. The percentage offset is equal to 1.7% for each year of service with a maximum offset equal to 60% of Social Security benefits.

The RPSE is available only to employees who were hired prior to January 1, 1996 and thus is closed to new participants. Additionally, effective January 1, 2005, service has been limited to the service accrued as of December 31, 2004, for the employees who were hired prior to January 1, 2005 and were under age 45 as of January 1, 2005.

Benefits under the RPSE are subject to the limitations imposed under Section 415 of the Internal Revenue Code. The Section 415 limit for 2008 is $185,000 per year for a single life annuity payable at an Internal Revenue Servce-prescribed retirement age. This ceiling may be actuarially adjusted in accordance with IRS rules for items such as employee contributions, other forms of distributions and different starting dates.

Of the NEOs, Messrs. Ustian, Endsley and Covey participate in the RPSE.

- *Navistar, Inc. Managerial Retirement Objective Plan ("MRO").* We offer the MRO to approximately 300 eligible managers and executives. The MRO provides for retirement benefits that are either not covered by or that are above those provided under our tax-qualified pension plan ("RPSE"). The MRO is unfunded and is not qualified for tax purposes.

Benefits payable under the MRO are equal to the excess of (i) the amount that would be payable in accordance with the terms of the RPSE, disregarding the limitations imposed under the Internal Revenue Code over (ii) the retirement benefit actually payable under the RPSE, taking such Internal Revenue Code limitations into account. Benefits under the MRO are generally payable at the same time and in the same manner as the RPSE, other than if a delay is required under Internal Revenue Code Section 409A.

A fraction of AI Plan payments are included in the definition of eligible compensation and the amount included is also subject to a cap determined as a percentage of the executive's annualized base salary. The fraction and the cap depend on the executive's organizational level in the Company.

An executive must have been hired by us prior to January 1, 1996 to be eligible to participate in the MRO. Executives who were under age 45 as of December 31, 2004 no longer participate in the MRO. Instead, they now participate in the SRAP, which is described below.

Of the NEOs, Messrs. Ustian, Endsley and Covey participate in the MRO.

- *Navistar, Inc. Supplemental Executive Retirement Plan ("SERP").* The SERP is designed as a pension supplement to attract and retain key executives. A study of consistency of our nonqualified retirement income programs revealed an internal equity issue existed. Therefore, to improve our ability to retain executives, eligibility was expanded, effective July 31, 2008, to include not only executives who upon their date of hire meet a certain job classification, but also those executives who are internally promoted into these positions as well.

The SERP is unfunded and is not qualified for tax purposes. An eligible executive's benefit under the SERP is equal to a percentage of his or her final average compensation. The final average compensation is computed similarly to that in the MRO plan. The following table summarizes the determination of the total percentage of final average compensation, which is the sum of the accrual rates described below.

	Up to Age 55	**On or After Age 55**
Each Year of Age	1/2%	1%
Each Year of Service	1/2%	1%

In no event shall the total percentage be greater than 50%.

That resulting benefit is offset by 50% of the executive's Social Security benefit, and any defined benefit pension plan (qualified or non-qualified) of the Company or any prior employer. The benefit is also offset by the actuarial equivalent of any of our defined contribution pension plans (qualified or non-qualified) or that of any prior employer that is funded by the employer's contributions and is an integral part of the employer's retirement program. Normal retirement age is 65 and the program allows for an earlier commencement of payments.

All of the NEOs are eligible to participate in the SERP. However, because the 50% of final average earnings limit is lower than the target benefit provided under the MRO, generally no MRO participant will receive a benefit from the SERP.

- *Other Retirement Income Programs.* Any employee not represented by a labor union and who was hired on or after January 1, 1996 will not participate in any defined benefit pension plan sponsored by us. His or her primary retirement income is derived from age-weighted employer contributions into a 401(k) plan account, such as the International Truck and Engine Corporation Retirement Accumulation Plan ("RAP"). Additionally, for those individuals whose employer contributions would be limited by the Internal Revenue Code, the Supplemental Retirement Accumulation Plan ("SRAP") provides for contributions in excess of the Internal Revenue Code limitations. This plan is described in more detail within *Non-Qualified Deferred Compensation* section of this proxy statement.

  Of the NEOs, Messrs. Caton and Kapur, and Ms. Turbeville participate in the RAP and the SRAP.

  No pension benefits were paid to any of the NEOs in 2008. We do not have a policy for granting extra pension service.

  The non-qualified plans were amended to reflect the Company name change to Navistar, Inc. effective July 31, 2008. The tax-qualified plans will be amended to change the name at the end of the 2008 calendar year.

Non-Qualified Deferred Compensation Plans

The table below provides information on the non-qualified deferred compensation that our NEOs participated in during the fiscal year ending October 31, 2008.

Non-Qualified Deferred Compensation Table

Named Executive Officers(1)	Executive Contributions in Last Fiscal Year	Company Contributions in Last Fiscal Year(1)	Aggregate Earnings In Last Fiscal Year(2)	Aggregate Balance As of Last Fiscal Year End(3)
Daniel C. Ustian	N/A	–	–	$906,943
William A. Caton	N/A	$26,208	–	$307,724
Terry M. Endsley	N/A	–	–	$ 69,969
Deepak T. Kapur	N/A	$25,523	–	$346,743
Pamela J. Turbeville	N/A	$12,052	–	$289,879
Steven K. Covey	N/A	–	–	$ 72,318

(1) Our contributions represent the sum of any notional contribution credits to the SRAP during the year and the value, based on our common stock share price at year end, of the PSUs granted during that fiscal year.

(2) "Aggregate Earnings" represent the notional interest credited during the year for participants in the SRAP, if applicable, plus the change in value from the beginning of the year to the end of the year in the PSUs and/or DSUs held by each NEO. For the SRAP, "Aggregate Earnings in Last Fiscal Year" is the interest credited to each NEO from the beginning of the fiscal year until the end of the fiscal year at a 7.5% interest crediting rate. "Aggregate Earnings in Last Fiscal Year" for purposes of the PSU is the aggregate change in value of the PSUs held during the year. For fiscal year 2008, aggregate earnings were negative because of the change in the share price during the year. The respective decreases in value are: Mr. Ustian ($990,050), Mr. Caton ($274,399), Mr. Endsley ($76,380), Mr. Kapur ($181,767), Ms. Turbeville ($113,967) and Mr. Covey ($78,945).

(3) The "Aggregate Balance as of Last Fiscal Year End" consists of the sum of each NEO's notional account balance in the SRAP at the end of the year and the value at year end of the outstanding PSUs and/or DSUs.

We sponsor the following non-qualified deferred compensation programs.

- *Navistar, Inc. Supplemental Retirement Accumulation Plan ("SRAP").* The SRAP provides executives, including our NEOs, with contributions equal to the amount by which their annual company age-weighted contributions to the RAP are limited under our tax qualified defined contribution plans because of Internal Revenue Code limitations. The SRAP is unfunded and is not qualified for tax purposes.

A bookkeeping account balance is established for each participant. The account balance is credited with notional contributions and notional interest. The SRAP does not permit any executives to electively defer any of their base compensation or bonuses. Any increase in AI payments will increase contributions to the SRAP.

The interest crediting rate is 7.5% per annum compounded on a daily basis. This is the rate used to design the SRAP as a comparable replacement for the MRO. The interest crediting rate constitutes an "above-market interest rate" under the Internal Revenue Code.

Effective January 1, 2005, executives who were hired prior to January 1, 1996 and were under age 45 on December 31, 2004 ceased participation in the MRO and now participate in the SRAP. These individuals receive an adjustment to their notional contributions. The adjustment is a "Points Multiplier" designed to provide them with value from the SRAP comparable to what they would have received had they continued to participate in the MRO until they reached age 62.

At retirement, each participant may elect to receive the bookkeeping account balance by either or some combination of (1) a lump-sum payment or (2) annual installments over a period of 2 to 20 years. The NEOs cannot withdraw any amounts from their bookkeeping account balances until they either retire or otherwise terminate employment with us. No withdrawals or distributions were made in 2008.

Of the NEOs, Messrs. Caton and Kapur and Ms. Turbeville participate in the SRAP.

- *Premium Share Units ("PSU").* In general, our Executive Stock Ownership Program requires all of our executives, including our NEOs to acquire, by direct purchase or through salary or annual bonus reduction, an ownership interest in Navistar by acquiring a designated amount of our common stock at specified timelines. Participants are required to hold such stock for the entire period in which they are employed by us. PSUs may be awarded under the 2004 PIP to participants who complete their ownership requirement on an accelerated basis. PSUs vest in equal installments on each of the first three anniversaries of the date on which they are awarded. Each vested PSU will be settled by delivery of one share of common stock. Such settlement will occur within 10 days after a participant's termination of employment or at such later date as required by Internal Revenue Code Section Rule 409A.

  All of the NEOs participate in the Executive Stock Ownership Program and are eligible to acquire PSUs.

- *Deferred Share Units ("DSU").* Under the Restoration Stock Option Program, participants generally may exercise vested options by presenting shares that have a total market value equal to the applicable option exercise price times the number of options. Restoration options are then granted with an exercise price equal to the then current fair market price in an amount equal to the number of shares held by the option holder for at least six months that were presented to exercise the original option, plus the number of shares that are withheld for the required tax liability. Participants who hold non-qualified stock options that were vested prior to December 31, 2004 may also defer the receipt of shares of our common stock that would have been acquired upon exercise of a restoration stock option exercise of these options. Participants who elect to defer receipt of these shares receive DSUs. DSUs are awarded under the Plan. DSUs are credited into the participant's account at the then current market price. The DSUs are generally distributed to the participant in the form of our common stock at the date specified by the participant at the time of his or her election to defer. During the deferral period, the participants will have no right to vote the stock, to receive any dividend declared on the stock, and no other right as a shareholder. In December 2008, we eliminated the Restoration Stock Option Program for future restorations under the Plan.

Potential Payments Upon Termination or Change-in-Control

The amount of compensation payable to each of the NEOs upon voluntary termination, involuntary terminations for or not for cause, involuntary termination in the event of a change in control, death, disability or retirement are shown in the tables below. The amounts shown assume that such termination was effective October 31, 2008, and are estimates of the amounts which would be paid out to the executives upon their termination. The actual amounts of payments and benefits can only be determined at the time the relevant termination event occurs.

To assure stability and continuity of management, we entered into Executive Severance Agreements ("ESA") with each of our NEOs. The ESAs provide that if the executive officer's employment is terminated by us for any reason other than for cause, as defined in the ESA, the officer will receive a lump sum payment (the "Severance Payment") varying in amounts from 150% of the sum of his or her annual base salary plus annual target bonus plus a pro rata portion of the annual target bonus (for Ms. Turbeville and Mr. Covey) to 200% of the sum of his annual base salary plus annual target bonus plus a pro rata portion of the annual target bonus (for Messrs. Ustian, Caton, Endsley and Kapur) in addition to other benefits described below.

Effective December 31, 2007, we amended our ESAs based upon industry best practice and compliance with Internal Revenue Code Section 409A. Terminologies such as separation of service, good reason termination, and constructive termination have been updated to comply with Section 409A including safe harbor language. We have also included non-disparagement, non-solicitation and cooperation, and non-compete language. In general "change in control" under the revised ESA is deemed to have occurred if (a) any "person" or "group" is or becomes the "beneficial owner" representing 25% or more of the voting power of the then outstanding securities, (b) certain individuals (as defined) cease to constitute ¾ of the number of directors then serving on the Board, (c) any complete dissolution or liquidation of the Company (as defined), and (d) as a result of a defined change in control transaction, the members of the Board cease to constitute the majority of the Board. The Change in Control Payment is calculated as the sum of the pro rata portion of the executive officer's annual target bonus plus three times the executive officer's current annual base salary plus annual target bonus. We have maintained the automatic renewal feature of the ESA, except that the Board now has the ability to decide to not renew it one month prior to the renewal date, whereas previously, the Board had to determine this six months prior.

Summary of the Circumstances, Rights and Obligations Attendant to Each Type of Termination

- *Voluntary and Involuntary (For Cause) Termination:* A NEO may terminate his or her employment at any time and we may terminate a NEO at any time pursuant to the "at will" employment arrangement. We are not obligated to provide the executive with any additional or special compensation or benefits upon a voluntary termination by the executive or involuntary (for cause) termination by us. All compensation, bonuses, benefits, and perquisites cease upon a voluntary termination by the executive or involuntary (for cause) termination by us. In general, in the event of either such termination, a NEO would:

  - Be paid the value of unused vacation;
  - Not be eligible for an annual incentive payment if the termination occurred prior to year end or if the termination occurred after year end and prior to the payment date;
  - Be able to exercise vested stock options for three months following a voluntary termination;
  - Forfeit any unvested stock options; and
  - Forfeit any unvested restricted stock and RSUs.

  As defined in the ESA, "cause" means the reason for the executive's termination was for (i) willful misconduct involving an offense of a serious nature that is demonstrably and materially injurious to the company, (ii) conviction of, or entry of a plea of guilty or nolo contendere to, a felony as defined by the United States of America or by the laws of the State or other jurisdiction in which the executive is so convicted, or (iii) continued intentional failure to substantially perform required duties after written demand to so perform.

  The NEOs would not receive any cash severance in the event of either a voluntary or involuntary (for cause) termination of employment.

- *Retirement and Early Retirement:* If a NEO terminates employment due to retirement, then the officer would generally be eligible to receive:

  - The value of unused vacation;

  - Monthly income from any defined benefit pension plans, both tax-qualified and non-tax qualified, that the executive participated in solely to the extent provided under the terms of such plans; and

  - Lump sum distributions from any defined contribution plans, both tax-qualified and non-tax qualified, that the executive participated in solely to the extent provided under the terms of such plans.

  Retirement and early retirement are defined in the respective plans in which the executive participate. In addition, if an executive meets the "qualified retirement" definition under the Plan and holds outstanding stock options, he or she may exercise those stock options to the extent that those stock options are exercisable or become exercisable in accordance with their terms, at any time during the term of the option grant. If he or she holds restricted stock or RSUs, they will continue to vest according to the terms of the restricted stock grant. If he or she holds PSUs, vesting accelerates and the shares are issued after retirement.

- *Involuntary Not-For-Cause Termination or Good Reason Termination:* If the employment of a NEO is terminated due to either an involuntary, not-for-cause termination by us or a good reason (as defined below) termination by the executive, then the officer would generally be eligible to receive:

  - The Severance Payment;
  - Twelve months of continued health insurance and life insurance;
  - Outplacement counseling;
  - The value of unused vacation;
  - The right to exercise vested stock options for three months; and
  - Upon meeting certain conditions, an executive participating in a defined benefit pension plan, both tax-qualified or non-tax-qualified, will continue to grow into eligibility to retire early under each plan's early retirement provisions for active employees but solely to the extent provided under the terms of such plans.

  In addition, the officer would forfeit any unvested stock options and any unvested restricted stock, RSUs or PSUs.

  As defined by the ESA, "good reason" means the executive's termination of his or her employment if we: (i) reduce the executive's base salary by 10% or more or (ii) take action which is a material diminution in the executive's authority.

- *Termination Related to a Change in Control:* If the employment of a NEO is involuntarily terminated for any reason other than for cause or if a Constructive Termination (as described below) occurs in connection with a change in control, the executive officer would generally be eligible to receive:

  - The Change in Control Payment;
  - Thirty-six months of continued health insurance and life insurance coverage;
  - Outplacement counseling;
  - Reimbursement of any excise tax imposed by Section 4999 of the Internal Revenue Code and any taxes on the reimbursement, generally referred to as an Internal Revenue Code Section 280G gross-up;
  - The value of unused vacation;
  - Acceleration of the exercisability of options that would otherwise have vested over a period of three years from the date of the change in control had the executive continued employment for that period; and
  - The value of any non-tax-qualified pension plan that the executive participates in payable in a single lump sum payment. The value is determined by assuming the executive has three additional years of service and is three years older at the time of the change in control. This single sum payment is in addition to the right to accrued benefits under the non-tax-qualified plan. *(See below for more detail).*

  As defined in the ESA, "Constructive Termination" means the occurrence of any of the following events or conditions: (i) a material diminution in the executive's authority, duties or responsibilities, (ii) the executive's base salary is reduced by 10% or more, (iii) a material breach of this agreement, and (iv) the executive is required to be based more than 45 miles from the location of either the executive's office or Company headquarter office.

- *Disability and Death:* If a NEO is disabled and is prevented from working for pay or profit in any job or occupation, he or she may be eligible for our "Non-Represented Employee Disability Benefit Program" which provides for short-term and long-term disability ("LTD") benefits. Our NEOs are not covered under a separate program. While covered under an LTD, a NEO is eligible for 60 percent of his or her base salary reduced (or offset) by other sources of income, such as social security disability. In the event of a total and permanent disability as defined by this program, a NEO may exercise outstanding stock options any time within three years after such termination. In the event a NEO has restricted stock, or RSUs, the restricted stock or RSUs will continue to vest according to the terms of the grant. In the event an NEO has PSUs, vesting accelerates and the shares are issued immediately. In addition, while classified as disabled, the NEO continues to accrue benefits under the defined benefit plans.

  In the event of an NEOs death, a beneficiary of the NEO may exercise an outstanding stock option at any time within a period of two years after death. Restricted stock, RSUs or PSUs will vest as of the date of death and all restrictions lapse and the restricted stock, RSUs or PSUs will be immediately transferable to the NEO's beneficiary or estate. The NEO's beneficiary will also be eligible for a pro-rata annual incentive payment based upon the number of months the NEO was an active employee during the year. The executive's beneficiary will also receive surviving spouse benefits under the defined benefit and defined contribution plans solely to the extent provided in those plans.

The table below shows the estimated cash payments that our NEOs would receive if their employment were terminated under various circumstances. In accordance with applicable SEC regulations, we have not provided an estimate of the value of any payments or benefits that do not discriminate in scope, terms or operation in favor of a NEO and that are generally available to all salaried employees.

NEO	**Severance Amount/ Cash Payment**	**Vested Options** (4)	**Unvested Options** (4)	**Restricted Stock/ Units** (5)	**Benefit Continuation** (6)	**Outplacement Counseling** (7)	**Estimated Tax Gross Up** (9)	**Total**
Daniel C. Ustian								
Involuntary Not for Cause or Good Reason Termination (1)	$ 6,254,000	$1,642,670	–	$1,353,533	$30,677	$25,000	–	$ 9,305,880
Change in Control (2)	$17,599,134	$1,642,670	–	$1,353,533	$92,030	$25,000	$6,720,935	$27,433,302
Disability (3)	$ 708,000	–	–	$1,353,533	–	–	–	$ 2,061,533
Death (8)	–	–	–	$1,353,533	–	–	–	$ 1,353,533
Voluntary and Involuntary for Cause Termination	–	–	–	–	–	–	–	–
William A. Caton								
Involuntary Not for Cause or Good Reason Termination (1)	$ 3,176,750	$ 129,744	–	$ 628,514	$19,454	$25,000	–	$ 3,979,462
Change in Control (2)	$ 7,652,965	$ 129,744	–	$ 628,514	$58,360	$25,000	–	$ 8,494,583
Disability (3)	$ 393,000	–	–	$ 628,514	–	–	–	$ 1,021,514
Death (8)	–	–	–	$ 628,514	–	–	–	$ 628,514
Voluntary and Involuntary for Cause Termination	–	–	–	–	–	–	–	–
Terry M. Endsley								
Involuntary Not for Cause or Good Reason Termination (1)	$ 2,380,000	$ 166,658	–	$ 478,908	$15,125	$25,000	–	$ 3,065,691
Change in Control (2)	$ 4,146,720	$ 166,658	–	$ 478,908	$45,377	$25,000	$1,468,655	$ 6,331,318
Disability (3)	$ 336,000	–	–	$ 478,908	–	–	–	$ 814,908
Death (8)	–	–	–	$ 478,908	–	–	–	$ 478,908
Voluntary and Involuntary for Cause Termination	–	–	–	–	–	–	–	–

NEO	Severance Amount/ Cash Payment	Vested Options (4)	Unvested Options (4)	Restricted Stock/ Units (5)	Benefit Continuation (6)	Outplacement Counseling (7)	Estimated Tax Gross Up (9)	Total
Deepak T. Kapur								
Involuntary Not for Cause or Good Reason Termination (1)	$2,720,000	$189,369	–	$478,908	$25,877	$25,000	–	$ 3,439,154
Change in Control (2)	$7,241,374	$189,369	–	$478,908	$77,631	$25,000	$2,364,665	$10,376,947
Disability (3)	$ 384,000	–	–	$478,908	–	–	–	$ 862,908
Death (8)	–	–	–	$478,908	–	–	–	$ 478,908
Voluntary and Involuntary for Cause Termination	–	–	–	–	–	–	–	–
Pamela J. Turbeville								
Involuntary Not for Cause or Good Reason Termination (1)	$1,334,375	$569,517	–	$305,718	$11,435	$25,000	–	$ 2,246,045
Change in Control (2)	$5,058,433	$569,517	–	$305,718	$34,305	$25,000	$1,887,463	$ 7,880,436
Disability (3)	$ 256,200	–	–	$305,718	–	–	–	$ 561,918
Death (8)	–	–	–	$305,718	–	–	–	$ 305,718
Voluntary and Involuntary for Cause Termination	–	–	–	–	–	–	–	–
Steven K. Covey								
Involuntary Not for Cause or Good Reason Termination (1)	$1,546,875	$137,240	–	$305,718	$18,017	$25,000	–	$ 2,032,850
Change in Control (2)	$4,450,185	$137,240	–	$305,718	$54,051	$25,000	$1,615,890	$ 6,588,084
Disability (3)	$ 297,000	–	–	$305,718	–	–	–	$ 602,718
Death (8)	–	–	–	$305,718	–	–	–	$ 305,718
Voluntary and Involuntary for Cause Termination	–	–	–	–	–	–	–	–

(1) This calculation, as described in the ESA, is 150% to 200% of the sum of the executive's annual base salary plus annual target bonus plus a pro rata portion of the annual target bonus.

(2) The Change in Control calculation, as defined in the ESA, is 300% of the sum of the executive's annual base salary plus annual target bonus plus a pro rata portion of the annual target bonus. This amount also includes the lump sum payment equal to the actuarial present value of their benefits under each non-qualified pension plan based on assuming, when determining the amount of their benefit, that each of their ages are three years older and that each has three more years of credited service.

(3) This amount is 60% of annualized base salary as of October 31, 2008 and is not offset by other sources of income, such as social security. It represents the amount that would be paid annually over the term of the disability.

(4) The per share value for options is equal to the difference between the option exercise price and the closing price as of the last day of the fiscal year (October 31, 2008), which was $30.12 per share. Please refer to the Outstanding Equity Awards Table for more information on this subject.

(5) The value of restricted stock, RSU or PSU is based on the October 31, 2008 closing price of $30.12 per share.

(6) These amounts represent the Company's cost and do not include the portion that the officer would pay for this extension of coverage. Company provided life insurance equal to five times base salary. Coverage may continue for 12 months for a termination following an involuntary not-for-cause termination or good reason termination. Coverage may continue for 36 months for a termination following a Change in Control.

(7) This represents our cost for executive level outplacement counseling and services.

(8) Surviving spouse benefits are payable under the applicable pension plan. Messrs. Ustian, Endsley and Covey are participants in the defined benefit pension plan that provide surviving spouse benefits. Mr. Kapur and. Ms. Turbeville participate in our defined contribution plans and a defined benefit plan that provides a surviving spouse benefit. Mr. Caton has not yet met the service requirement to be eligible for surviving spouse benefits.

(9) Internal Revenue Code Section 280G Tax Gross-up if any.

Compensation of Directors — Fiscal Year 2008

The following table provides information concerning the compensation of our non-employee directors for fiscal year 2008. Directors who are employees of the Company receive no compensation for their services as directors or as members of the Board or a committee thereof. For a complete understanding of the table, please review the footnotes and the narrative disclosures that follow the table.

2008 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2][3][4]	Option Awards ($)[5][6][7]	All Other Compensation ($)[8]	Total ($)
Y. Marc Belton	$109,500	$ 3,704	$13,900	–	$127,104
Eugenio Clariond	$ 97,500	$81,126	$13,900	–	$192,526
John D. Correnti	$130,038	$ 3,704	$13,900	$134,225	$281,867
Dr. Abbie J. Griffin[9]	$112,500	$ 3,704	$13,900	–	$130,104
Michael N. Hammes	$177,000	$81,126	$13,900	–	$272,026
David D. Harrison	$204,000	$ 3,704	–	–	$207,704
James H. Keyes	$224,250	$81,126	$13,900	–	$319,276
Klinger, Steven J.	$ 41,020	$ 3,704	–	–	$ 44,724
Southwood J. Morcott[10]	$ 64,962	–	$13,900	–	$ 78,862
Dennis D. Williams[11]	$ 82,500	–	–	–	$ 82,500

(1) Under our Non-Employee Directors Deferred Fee Plan (the "Deferred Fee Plan"), our directors who are not employees receive an annual retainer and meeting fees payable at their election either in shares of our common stock or in cash. A director may also elect to defer any portion of such compensation until a later date. Each such election is made prior to December 31st for the next succeeding calendar year. Since March 1, 2006 and continuing through September 11, 2008, we had been subject to the blackout trading rules of Regulation BTR of the SEC which generally prohibit directors and executive officers of Navistar from engaging in any transaction involving Company stock where participants in an individual account plan (such as a 401 (k) plan) are temporarily prohibited from engaging in transactions in the Company's stock in their company-sponsored individual account plan. We were subject to Regulation BTR because of the delay in filing our 2007 financial results and inability to continue to offer our common stock as an investment option under our 401 (k) plans. Because the BTR blackout was in place when our directors made their deferral elections for calendar year 2008 they were unable to defer any of their compensation in shares of our common stock for 2008. Eugenio Clariond, John D. Correnti, and James H. Keyes elected to defer the receipt of some or all of their cash compensation received for their quarterly retainer fees and meeting fees in 2008. The amount of cash compensation deferred by Mr. Clariond, Mr. Correnti, and Mr. Keyes in 2008 has been allocated to a deferred cash account under each of their names. The deferred cash compensation earns interest compounded quarterly at the end of each calendar quarter at the rate equivalent to the then current "prime rate." The cash compensation deferred by Mr. Clariond and Mr. Correnti in 2008 will be distributed within 60 days after their separation from service with us. The cash compensation deferred by Mr. Keyes in 2008 will be distributed in annual installments over a 5 year period after his separation from service with us. Mr. Clariond deferred receipt of 100% of his quarterly retainer fees and 100% of his meeting fees from November 1, 2007 – December 31, 2007, and he deferred receipt of 50% percent of his quarterly retainer fees and 50% of his meeting fees, from January 1, 2008 – October 31, 2008, for a total cash compensation deferral amount in 2008 of $60,000. Mr. Correnti deferred receipt of all of his quarterly retainer fees from November 1, 2007 – December 31, 2007, for a total cash compensation deferral amount in 2008 of $15,750. Mr. Keyes deferred receipt of 100% of his retainer fees and meeting fees from November 1, 2007 – December 31, 2007, for a total cash compensation deferral amount in 2008 of $62,250.

(2) On September 18, 2008 each non-employee director was granted an award of 1,333 RSUs. The RSUs vest ratably over a 3 year period (25% on the first two anniversary's of the date of grant and 50% on the third anniversary of the date of grant, so that in three years the RSUs will be 100% vested). All unvested RSUs are forfeited when a director ceases to be a member of the Board for any reason other than death, total and permanent disability or a qualified retirement. Southwood Morcott did not receive RSUs because he retired from the Board, as noted in footnote 8, prior to the grant date, and at the request of the UAW, the UAW representative director, Dennis Williams, does not receive RSUs.

(3) Reflects the amortized dollar amount recognized as expense for financial statement reporting purposes in accordance with SFAS 123(R) and not the compensation realized by the directors. The grant date fair value of the RSUs granted in 2008 was $81,126, which was based on the closing price of our stock on September 11, 2008, which was $60.86. The date of the award agreement representing the RSUs was September 18, 2008, however, under the provisions of SFAS 123(R), September 11, 2008 was determined to be the grant date for calculating expense for financial statement reporting purposes (the closing price or our stock on September 18, 2008 was $55.365). The compensation expense recognized by us for the RSUs is spread out over the service period (3 years) and we do not adjust the expense based on actual gains or losses. We recognize the entire expense of an RSU award made to retirement eligible directors on the date of grant because once a director attains retirement eligibility there is no longer a substantial risk of forfeiture of their RSUs. Of the directors listed in the table above, Mr. Clariond, Mr. Hammes and Mr. Keyes were retirement eligible on the date the RSUs were granted. On October 21, 2008, the Board amended Navistar's Corporate Governance Guidelines to provide that non-employee directors were eligible to retire from the Board after they attained 5 years of service. For those non-employee directors affected by the new retirement eligibility criteria, the remaining expense of their RSU was accelerating as of the next measurement date (November 1, 2009) and that expense will be recognized in fiscal 2009. If other directors become retirement eligible we will accelerate any remaining expense on their awards at the time they attain retirement eligibility and recognize it as of the next measurement date.

(4) The aggregate number of stock awards outstanding for each non-employee director as of October 31, 2008, including deferred stock units owned by Mr. Clariond, Mr. Correnti, and Mr. Keyes, is indicated in the table below. All of these stock awards and deferred units are 100% vested except for the RSUs granted in September 2008, which vest over a three year period as described in footnote (2) above.

Name	Stock Awards (#)
Y. Marc Belton	3,292
Eugenio Clariond	7,374
John D. Correnti	15,707
Dr. Abbie J. Griffin	3,452
Michael N. Hammes	4,312
David D. Harrison	1,333
James H. Keyes	17,757
Steven J. Klinger	1,333
Southwood J. Morcott	1,000

(5) No stock options were granted in 2008. The values in this column reflects the dollar amount, without any reduction for risk of forfeiture, recognized as expense for financial statement reporting purposes related to stock options awarded to our directors in previous years. We calculated these amounts in accordance with the provisions of SFAS No. 123(R). The compensation expense recognized by us for stock options is calculated using the fair value of our common stock on the date of grant (we use the Black-Scholes option pricing model for this calculation) and then we amortize the expense over the vesting period of the options (generally 3 years) and we do not adjust the expense based on actual gains or losses. We recognize the entire expense of a stock option grant made to retirement eligible directors on the date of grant because once a director attains retirement eligibility there is no longer a substantial risk of forfeiture of their options. The table below includes the assumptions used to calculate the compensation expense for the stock options on a grant-date by grant-date basis.

Grant Date	Assumptions					Grant Date Fair Value of 1 Option
	Exercise Price	Volatility	Expected Life (Years)	Risk-Free Interest Rate (%)	Dividend Yield (%)	
10/18/2005	$26.15	41.10%	4.8 years	4.15%	0%	$10.81

(6) At the request of the UAW, the UAW representative director, Mr. Dennis D. Williams, does not receive stock option grant awards.

(7) The aggregate number of stock options outstanding for each non-employee director as of October 31, 2008 is indicated in the table below.

Name	Total Stock Option Awards Outstanding at 2007 Year End (#)	Option Awards Granted During 2008 (#)[(a)]	Grant Date Fair Value of Option Awards Granted During Year ($)
Y. Marc Belton	23,000	–	–
Eugenio Clariond	16,000	–	–
John D. Correnti[(b)]	23,000	–	–
Dr. Abbie J. Griffin	18,500	–	–
Michael N. Hammes	16,500	–	–
James H. Keyes	16,000	–	–
Southwood J. Morcott	1,334	–	–

(a) No stock option grant awards were made in 2008 to our directors.

(b) Because of the Blackout Period described in footnote 1 above, Mr. Correnti had 2,000 non-qualified stock options with an exercise price of $23.88 expire on December 17, 2007.

(8) Represents the dollar value of a settlement and release of claims related to stock options that expired (see footnote (b) above) while we were subject to the Blackout Period described in footnote 1 above.

(9) Dr. Abbie J. Griffin was not re-nominated for election at the Annual Meeting.

(10) Mr. Morcott retired from the Board effective April 15, 2008.

(11) At the request of the UAW, the organization which elected Mr. Williams to the Board, the entire cash portion of Mr. Williams' annual retainer and attendance fees, are contributed to a trust which was created in 1993 pursuant to a restructuring of our retiree health care benefits. The dollar amount of the cash compensation contributed to the trust during 2008 was $82,500.

Director Fees and Equity Compensation

Annual Retainer:	$60,000 (25% of each director's annual retainer is paid in the form of restricted stock each year.)
Lead Director Additional Annual Retainer:	$20,000
Attendance Fees:	$1,500 for each Board or Committee meeting attended (including any telephone meetings), and $1,500 per day for any special services performed at the request of a Committee Chair and/or Chairman of the Board. We also reimburse directors for expenses related to attendance.
Committee Chairman Additional Annual Retainer:	$9,000 for the Chairman of Compensation, Nominating and Governance and Finance Committees, and $12,000 for the Chairman of the Audit Committee.
Committee Member Additional Annual Retainer:	$3,000 for members of the Audit Committee.
Stock Options:	4,000 shares annually. (The exercise price of these options is equal to the fair market value of our common stock on the date of grant. The options expire 10 years after the grant date.)
Other Benefits:	We also pay the premiums on directors' and officers' liability insurance policies covering the directors and reimburse directors for expenses related to attending director continuing education seminars.

Share Ownership Requirements for Non-Employee Directors

To encourage directors to own our shares, one-fourth of each director's annual retainer is paid in the form of restricted stock each year. The stock is priced as of the date the first quarterly disbursement of the annual retainer is due. The restricted stock portion of the annual retainer will be provided pursuant to the Plan. For additional information regarding the Plan, see Note 20, *Stock-based compensation plans,* to our consolidated financial statements included in our Form 10-K for the fiscal year ended October 31, 2008. Our Board temporarily suspended the requirement that at least one-fourth of the annual retainer be paid in the form of restricted stock each year during the period in which the directors were prohibited by the securities laws from acquiring shares of our common stock. Now that the Blackout Period as described above has ended, the requirement that at least one-fourth of the annual retainer be paid in the form of restricted stock will resume in 2009. Each director, except for the UAW director, who has served on the Board for at least five years is expected to own a minimum of 2,000 shares of common stock or deferred stock units.

Deferred Fee Plan For Non-Employee Directors

Under our Non-Employee Directors Deferred Fee Plan, directors may defer fees otherwise payable in the form of cash or restricted stock. The amount otherwise payable in cash may be deferred in cash or in deferred stock units. Any amount deferred in cash is generally paid to the director, with interest at the prime rate, at the date specified by the director at the time of his or her election to defer. The amount otherwise payable in restricted stock may be deferred in deferred stock units. Any amount deferred in deferred stock units is credited into the director's account at the then current market price. Such units are generally distributed to the director in the form of our common stock at the date specified by the director at the time of his or her election to defer. Elections to defer are made in the calendar year prior to year in which the fees are earned. Due to the Blackout Period described above, non-employee directors were precluded from making an election to defer payment of all or a portion of their retainer and meeting fees in stock units for calendar year 2008. For calendar year 2009 non-employee directors will once again be able to defer all or a portion of their retainer and meeting fees in stock units.

Lead Director

On December 11, 2007 the Board created the position of lead director of the Board and appointed Mr. Michael N. Hammes to serve as lead director. Upon the recommendation of the Nominating and Governance Committee, on February 19, 2008, the Board approved an additional retainer of $20,000 per year for the lead director position.

Compensation Committee Interlocks and Insider Participation

None

EQUITY COMPENSATION PLAN INFORMATION

This table provides information regarding the equity securities authorized for issuance under our equity compensation plans as of October 31, 2008.

Plan Category (1)	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column(a)
Equity compensation plans approved by stockholders	4,031,240(2)	$34.8537(3)	1,895,980(4)
Equity compensation plans not approved by stockholders (5)	2,245,036(6)	34.1917(7)	–(8)
Total	6,276,276	N/A	1,895,980

(1) This table does not include information regarding our 401(k) plans. Our 401(k) plans consist of the following: International Truck and Engine Corporation 401(k) Retirement Savings Plan; the IC Corporation 401(k) Plan; International Truck and Engine Corporation 401(k) Plan for Represented Employees; and International Truck and Engine Corporation Retirement Accumulation Plan. As of October 31, 2008, there were 373,290 shares of common stock outstanding and held in these plans.

(2) This number includes stock options granted under our 1994 Performance Incentive Plan (the "1994 Plan") and restoration stock options, deferred share units and premium share units (as described in the Executive Stock Ownership Program discussed below) granted under our 2004 Performance Incentive Plan (the "Plan"). Prior to February 17, 2004, restoration stock options were granted under our 1998 Supplemental Stock Plan (a non-shareowner approved plan), as supplemented by the Restoration Stock Option Program. Under the Restoration Stock Option Program, generally one may exercise vested options by presenting shares that have a total market value equal to the option price times the number of options. Restoration options are then granted at the market price in an amount equal to the number of mature shares that were used to exercise the original option, plus the number of shares that are withheld for the required tax liability. Participants who own non-qualified stock options that were vested prior to December 31, 2004 may also defer the receipt of shares of common stock due in connection with a restoration stock option exercise of these options. Participants who elect to defer receipt of these shares will receive deferred stock units. The deferral feature is not available for non-qualified stock options that vest on or after January 1, 2005. Stock options awarded to employees for the purchase of common stock from the 1994 Plan and the Plan were granted at the fair market value of the stock on the date of grant, generally have a 10-year contractual life and generally become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. Awards of restricted stock granted under the 1994 Plan and awards of restricted stock and restricted stock units ("RSUs") granted under the Plan were established by the Board or committee thereof at the time of issuance. The 1994 Plan expired on December 16, 2003, and as such no further awards may be granted under the 1994 Plan. As of October 31, 2008, 1,583,874 stock option awards remain outstanding for shares of common stock reserved for issuance under the 1994 Plan, and 1,871,365 stock option awards, 3,607 deferred share units, 29,274 premium share units and 542,670 RSUs remain outstanding for shares of common stock reserved for issuance under the Plan. For more information on the Plan see footnote 4 below.

(3) RSUs, deferred share units and premium shares units granted under such plans do not have an exercise price and are settled only for shares of our common stock on a one-for-one basis. These awards have been disregarded for purposes of computing the weighted-average exercise price. For more information on deferred share units and premium share units see the discussion under the paragraph below entitled "The Ownership Program."

(4) The Plan was approved by the Board and the independent Compensation and Governance Committee on October 15, 2003, and, subsequently by our stockholders on February 17, 2004. Our 2004 Plan was subsequently amended on April 21, 2004, March 23, 2005, December 12, 2005, April 16, 2007, June 18, 2007 and May 27, 2008. The Plan replaced, on a prospective basis, our 1994 Plan, the 1998 Supplemental Stock Plan, both of which expired on December 16, 2003, and our 1998 Non-Employee Director Stock Option Plan (collectively, the "Prior Plans"). A total of 3,250,000 shares of common stock were reserved for awards under the Plan. Shares subject to awards under the Plan, or the Prior Plans after February 17, 2004, that are cancelled, expired, forfeited, settled in cash, tendered to satisfy the purchase price of an award, withheld to satisfy tax obligations or otherwise terminated without a delivery of shares to the participant again become available for awards. This number represents the remaining number of unused shares from the year ended October 31, 2008, which are available for issuance for the following year.

(5) The following plans were not approved by our stockholders: The 1998 Interim Stock Plan (the "Interim Plan"), The 1998 Supplemental Stock Plan (as supplemented by the Restoration Stock Option Program (the "Supplemental Plan")), The Executive Stock Ownership Program (the "Ownership Program"), The 1998 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"), and The Non-Employee Directors Deferred Fee Plan (the "Deferred Fee Plan"). Below is a brief description of the material features of each plan, but in each case the information is qualified in its entirety by the text of such plans.

The Interim Plan. The Interim Plan was approved by the Board on April 14, 1998. A total of 500,000 shares of common stock were reserved for awards under the Interim Plan. As of October 31, 2008, no stock option awards remain outstanding and no shares of common stock are reserved for issuance under the Interim Plan. Stock options awarded to employees under the Interim Plan for the purchase of common stock were granted at the fair market value of the stock on the date of grant, generally have a 10-year contractual life and generally become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. Awards of restricted stock granted under the Interim Plan were established by the Board or committee thereof at the time of issuance. The Interim Plan is separate from and intended to supplement the 1994 Plan, which was approved by our stockholders. The Interim Plan terminated on April 15, 1999 and as such no further awards may be granted under the Interim Plan.

The Supplemental Plan. The Supplemental Plan was approved by the Board on December 15, 1998. A total of 4,500,000 shares of common stock are reserved for awards under the Supplemental Plan. Stock options awarded under the Supplemental Plan were granted at the fair market value of the stock on the date of grant, generally have a 10-year contractual life and generally become exercisable as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. Awards of restricted stock granted under the Supplemental Plan are established by the Board or committee thereof at the time of issuance. As of October 31, 2008, 2,053,682 stock option awards remain outstanding for shares of common stock reserved for issuance under the Supplemental Plan. Prior to February 17, 2004 the Restoration Stock Option Program was administered under and supplemented by the Supplemental Plan. As of October 31, 2008 there were 22,239 deferred stock units outstanding under the Supplemental Plan which relate to restoration stock options. For more information on the Restoration Stock Option Program, please see the description contained in footnote 2 above. The Supplemental Plan expired December 16, 2003, and as such no further awards may be granted under the Supplemental Plan.

The Ownership Program. On June 16, 1997, the Board approved the terms of the Ownership Program, and on April 17, 2001, October 15, 2002 and August 30, 2004, the Board approved certain amendments thereto. In general, the Ownership Program requires all of our officers and senior managers to acquire, by direct purchase or through salary or annual bonus reduction, an ownership interest in NIC by acquiring a designated amount of our common stock at specified timelines. Participants are required to hold such stock for the entire period in which they are employed by the Company. Participants may defer their cash bonus into deferred share units ("DSUs"). These DSUs vest immediately. There were 9,342 DSUs (which includes 3,607 DSUs granted under the 2004 PIP after February 17, 2004) outstanding as of October 31, 2008. Premium share units ("PSUs") may also be awarded to participants who complete their ownership requirement on an accelerated basis. PSUs vest as to one-third of the shares on each of the first three anniversaries of the date of grant, so that in three years the shares are 100% vested. There were 78,629 PSUs (which includes 29,274 PSUs granted under the 2004 PIP after February 17, 2004) outstanding as of October 31, 2008. Each vested DSU and PSU will be settled by delivery of one share of common stock. Such settlement will occur within 10 days after a participant's termination of employment. DSUs and PSUs are no longer granted under the Ownership Program but instead are granted under the 2004 Plan.

The Director Stock Option Plan. The Director Stock Option Plan was approved by the Board on December 16, 1997 and amended on December 11, 2001. A total of 250,000 shares of common stock are reserved for awards under the Director Stock Option Plan. The Director Stock Option Plan provides for an annual grant to each of our non-employee directors an option to purchase 4,000 shares of common stock. The option price in each case will be 100% of the fair market value of the common stock on the business day following the day of grant. As of October 31, 2008, 80,500 stock option awards remain outstanding for shares of common stock reserved for issuance under the Director Stock Option Plan. Stock options awarded under the Director Stock Option Plan generally become exercisable in whole or in part after the commencement of the second year of the term of the option, which term is 10 years. The optionee is also required to remain in the service of the Company for at least one year from the date of grant. The Director Stock Option Plan was terminated on February 17, 2004. All future grants to non-employee directors will be issued under the Plan.

The Deferred Fee Plan. Under the Deferred Fee Plan, directors may elect to receive all or a portion of their annual retainer fees (in excess of their mandatory one-fourth restricted stock grant (as discussed above)) and meeting fees in cash or restricted stock, or they may defer payment of those fees in cash (with interest) or in phantom stock units. Deferrals in the deferred stock account are valued as if each deferral was vested in common stock as of the deferral date. As of October 31, 2008, there were 33,975 outstanding deferred stock units under the Deferred Fee Plan.

(6) Includes 22,239 deferred stock units granted under the Supplemental Plan, 5,735 DSUs and 48,905 PSUs granted under the Ownership Program and 33,975 deferred stock units granted under the Deferred Fee Plan; all of which were outstanding as of October 31, 2008 under such plans.

(7) Since the deferred stock units and DSUs and PSUs granted under such plans do not have an exercise price and are settled only for shares of our common stock on a one-for-one basis, these awards have been disregarded for purposes of computing the weighted-average exercise price.

(8) Upon approval of the Plan by our stockholders on February 17, 2004, the Supplemental Plan and the Director Stock Option Plan were terminated, and there are no longer any shares available for issuance under these plans. There is no limit on the number of securities representing deferred share units remaining available for issuance under the Ownership Program or the Deferred Fee Plan.

OTHER MATTERS

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers and persons who own beneficially more than ten percent of a registered class of our equity securities to file reports of holdings and transfers of Company stock with the SEC and to provide copies of those reports to Navistar. Based solely on our review of copies of those reports received by us or written representations that all such reports were timely filed, we believe that our directors, executive officers and greater than ten beneficial percent stockholders made all required filings on time.

Availability of Form 10-K and Annual Report to Stockholders

The Company is providing an Annual Report to stockholders who receive this proxy statement. The Company will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees, and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report, which also contains the Company's Annual Report on Form 10-K for the fiscal year ended October 31, 2008 (not including documents incorporated by reference) are available without charge to stockholders upon written request to Navistar c/o the Corporate Secretary at 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555. You may review Company filings with the SEC by visiting the Company's website at ***http://ir.navistar.com*** (click on "Filings").

Matters Raised at the Meeting not Included in this Proxy Statement

We do not know of any matters to be acted upon at the Annual Meeting other than those discussed in this proxy statement. If any other matter is presented, proxy holders will vote on the matter in their discretion.

Admission

Admission is limited to stockholders of record on January 2, 2009 or a stockholder's authorized proxy holder or a representative. **In each case, the individual must have an admission ticket and valid photo identification to be admitted to the meeting. In addition, share ownership will be verified.**

Admission Ticket for Registered Holders

- If your Navistar shares are registered in your name and you received your proxy material by mail, an admission ticket is attached to your proxy card.

- If your Navistar shares are registered in your name and you received or accessed your proxy materials electronically over the Internet, and you plan on attending the meeting, click the appropriate box on the electronic proxy card or follow the telephone instructions and when prompted, "if you plan to attend the meeting in person," press 1, and an admission ticket will be held for you at the registration desk at the Annual Meeting. You will need a valid photo identification to pick up your ticket.

Admission Ticket for Beneficial Holders

- If your Navistar shares are held in a bank or brokerage account you may obtain an admission ticket in advance by submitting a request by mail to Curt A. Kramer, Corporate Secretary, 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555 or by facsimile to (630) 753-3982

Ticket Request Deadline

Ticket requests for all Beneficial Holders and for Beneficial Holders and Registered Holders appointing a representative to attend and/or vote on his/her behalf, must include all information specified in the applicable table below and be submitted in writing and received by the Company on or before February 13, 2009. No requests will be processed after that date.

To Submit Request

Submit requests by mail to Curt A. Kramer, Corporate Secretary, 4201 Winfield Road, P.O. Box 1488, Warrenville, IL 60555 or by facsimile to (630) 753-3982. Ticket requests by telephone will not be accepted.

Authorized Proxy Representative

A stockholder may appoint a representative to attend the meeting and/or vote on his/her behalf. The admission ticket must be requested by the stockholder but will be issued in the name of the authorized representative. Individuals holding admission tickets that are not issued in their name will not be admitted to the meeting. Stockholder information specified below and a written proxy authorization must accompany the ticket request.

Registered Stockholders

(if appointing a representative to attend and/or vote on his/her behalf)

For ownership verification provide:

- name(s) of stockholder
- address
- phone number
- social security number and/or stockholder account number; or
- a copy of your proxy card showing stockholder name and address

Also include:

- name of authorized proxy representative, if one appointed
- address where tickets should be mailed and phone number

Beneficial Holders

For ownership verification provide:

- a copy of your December/January brokerage account statement
- showing Navistar stock ownership as of the record date (1/2/09);
- a letter from your broker, bank or other nominee verifying your record date (1/2/09) ownership; or
- a copy of your brokerage account voting instruction card showing stockholder name and address

Also include:

- name of authorized proxy representative, if one appointed
- address where tickets should be mailed and phone Number

APPENDIX A

NAVISTAR INTERNATIONAL CORPORATION

2004 PERFORMANCE INCENTIVE PLAN
(AMENDED AND RESTATED AS OF JANUARY 9, 2009)

SECTION I

ESTABLISHMENT OF THE PLAN

The Board of Directors of Navistar International Corporation approved the establishment of the Navistar International Corporation 2004 Performance Incentive Plan ("Plan") on October 21, 2003, and approved by Stockholders at the Corporation's annual meeting held on February 17, 2004. The Plan replaces the Navistar 1994 Performance Incentive Plan and the Navistar 1998 Supplemental Stock Plan, each of which terminated December 16, 2003 under the terms of the plans, and the Plan replaces and supersedes the Navistar 1988 Non-Employee Directors Stock Option Plan. The Plan was amended on December 14, 2004 and approved by Stockholders at the Corporation's annual meeting held on March 23, 2005. The Plan was subsequently amended on December 13, 2005, April 16, 2007, June 18, 2007, May 27, 2008 and December 16, 2008. The Plan is hereby further amended and restated as of January 9, 2009.

SECTION II

PURPOSE OF THE PLAN

The purpose of the Plan is to enable the Corporation and its subsidiaries to attract and retain highly qualified Employees, Consultants, and Non-Employee Directors, and additionally to provide key Employees who hold positions of major responsibility the opportunity to earn incentive awards commensurate with the quality of individual performance, the achievement of performance goals and ultimately the increase in shareowner value.

SECTION III

DEFINITIONS

For the purposes of the Plan, the following words and phrases shall have the meanings described below in this Section III unless a different meaning is plainly required by the context.

(1) "Annual Incentive Award" means an award of cash determined by the Committee after the end of the Fiscal Year.

(2) "Award" means an award made under the Plan.

(3) "Award Agreement" means an agreement entered into by the Corporation and a Participant setting forth the terms and provisions applicable to an Award granted to a Participant.

(4) "Board of Directors" means the Board of Directors of Navistar International Corporation.

(5) "Change in Control" shall be deemed to have occurred if (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934), other than employee or retiree benefit plans or trusts sponsored or established by the Corporation or International Truck and Engine Corporation, is or becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of the Corporation representing 25% or more of the combined voting power of the Corporation's then outstanding securities, (ii) the following individuals cease for any reason to constitute more than three-fourths of the number of directors then serving on the Board of Directors of the Corporation: individuals who, on the date hereof, constitute the Board and any new director (other than a director whose initial assumption of office is in connection with an actual or threatened election contest, including but not limited to a consent solicitation, relating to the election of directors of the Corporation) whose appointment or election by the Board or nomination for election by the Corporation's stockholders was approved by the vote of at least two-thirds (2/3) of the directors then still in office or whose appointment, election or nomination was previously so approved or recommended; (iii) any dissolution or liquidation of the Corporation or International Truck and Engine

Corporation or sale or disposition of all or substantially all (more than 50%) of the assets of the Corporation or of International Truck and Engine Corporation occurs; or (iv) as the result of, or in connection with, any cash tender offer, exchange offer, merger or other business combination, sale of assets, proxy or consent solicitation, contested election or substantial stock accumulation (a "Control Transaction"), the members of the Board of Directors of the Corporation immediately prior to the first public announcement relating to such Control Transaction shall immediately thereafter, or with two (2) years, cease to constitute a majority of the Board of Directors of the Corporation. Notwithstanding the foregoing, the sale or disposition of any or all of the assets or stock of Navistar Financial Corporation shall not be deemed a Change in Control.

(6) "Code" or "Internal Revenue Code" means the Internal Revenue Code of 1986, as amended from time to time.

(7) "Committee" means the Compensation Committee of the Board of Directors.

(8) "Common Stock" means the common stock of the Corporation.

(9) "Consultant" means a person engaged under a written contract with the Corporation or any subsidiary of the Corporation that was executed by the Corporation's Chief Executive Officer or Chief Financial Officer to provide consulting or advisory services (other than as an Employee or a Non-Employee Director) to such entity, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Corporation from offering or selling Common Stock to such person pursuant to the Plan in reliance on either the exemption from registration provided by Rule 701 under the Securities Act of 1933, as amended, or, if the Corporation is required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, registration on a Form S-8 (Registration Statement Under the Securities Act of 1933).

(10) "Corporation" means Navistar International Corporation.

(11) "Employee" means a person regularly employed by the Corporation or any subsidiary of the Corporation, including its officers.

(12) "Exercise Price" means the amount for which one share of Common Stock may be purchased upon exercise of a Stock Option, as specified in the applicable Award Agreement.

(13) "Fair Market Value" means the average of the high and the low prices of a share of Common Stock on the Grant Date as set forth in the New York Stock Exchange — Composite Transactions listing published in the Midwest Edition of *The Wall Street Journal* or equivalent financial publication.

(14) "Fiscal Year" means the fiscal year of the Corporation.

(15) "Freestanding SAR" means any SAR that is granted independently of any Stock Option.

(16) "Grant Date" means, as determined by the Board or authorized Committee, (i) the date as of which the Board or such Committee approves an Award, or (ii) such other date as may be specified by the Board or such Committee. The Grant Date of a Stock Option will, unless the Committee expressly determines otherwise, be the business day on which the Committee approves the grant of such Stock Option.

(17) "Incentive Stock Option" means a right, as evidenced by an Award Agreement to purchase a certain number of shares of Common Stock at Fair Market Value for a period of no longer than ten (10) years from the date of grant which options are designed to meet the requirements set out under Section 422 of the Code.

(18) "Non-Employee Director" means as of the Grant Date of an Award an individual who is a director of the Corporation and is neither a Consultant nor an Employee of the Corporation or any of its subsidiaries.

(19) "Nonqualified Stock Option" means a right, as evidenced by an Award Agreement to purchase a certain number of shares of Common Stock at Fair Market Value for a period of not more than ten (10) years which options are stated not to be Incentive Stock Options under the Code.

(20) "Participant" means (a) an Employee selected by the Corporation for participation in the Plan, (b) with respect to Nonqualified Stock Options, SARs, Restricted Stock and Stock Units, a Consultant, and (c) with respect to Nonqualified Stock Options, Restricted Stock and Stock Units, a Non-Employee Director.

(21) "Performance-Based Exception" means the performance-based exception from the tax deductibility limitation imposed by Code Section 162(m) as set forth in Section 162(m)(4)(C).

(22) "Performance Measure" means the performance measurement provided by Section VI.

(23) "Performance Period" means the period during which performance goals must be met for purposes of the Performance Measure.

(24) "Plan" means the Navistar International Corporation 2004 Performance Incentive Plan as set forth herein and as it may be amended hereafter from time to time.

(25) "Qualified Retirement" means with respect to an Employee a termination from employment from the Corporation or any of its subsidiaries that occurs after the Employee attains age 55 and at the time of the termination the Employee has either: (i) 10 or more years of continuous service as a full-time Employee, or (ii) 10 or more years of service that would constitute credited service under the definition contained in the International Truck and Engine Corporation Retirement Plan for Salaried Employees ("RPSE"). Qualified Retirement for a Non-Employee Director means retirement under a retirement policy of the Board for Non-Employee Directors.

(26) "Restoration Stock Option" means a Nonqualified Stock Option granted pursuant to Section VII(7) and which is awarded upon the exercise of a Nonqualified Stock Option earlier awarded under the Plan or any other plan of the Corporation, including an earlier awarded Restoration Stock Option (an "Underlying Option"); provided, however, that in no event shall a Restoration Stock Option be granted in respect of any Underlying Option awarded under the Plan or any other plan of the Corporation on or after December 16, 2008.

(27) "Restricted Stock" means a right to acquire one or more shares of Common Stock, as evidenced by an Award Agreement, that is restricted as to sale or transfer and, except as otherwise specified in Section XI(3), subject to a substantial risk of forfeiture.

(28) "Stock Appreciation Right" or "SAR" means an Award, granted either alone or in connection with a related Stock Option, pursuant to the terms of Section X of the Plan.

(29) "Stock Option" means either an Incentive Stock Option or a Nonqualified Stock Option.

(30) "Stock Units" mean units for Restricted Stock granted pursuant to Section XI.

(31) "Tandem SAR" means an SAR granted with respect to a share pursuant to Section X hereof in connection with a related Stock Option, under which: (a) the exercise of the SAR with respect to the share shall cancel the right to purchase such share under the related Stock Option, and (b) the purchase of the share under the related Stock Option shall cancel the right to exercise the SAR with respect to such share.

SECTION IV

ELIGIBILITY

Management will, from time to time, select and recommend to the Committee Employees who are to become Participants in the Plan. Such Employees will be selected from those who, in the opinion of management, have substantial responsibility in a managerial or professional capacity. Similarly, management will, from time to time, select and recommend to the Committee Consultants who are to become Participants in the Plan for the purpose of Nonqualified Stock Option Awards, SARs, Restricted Stock and Stock Units. Such Consultants will be selected from those who, in the opinion of management, have substantial responsibility in an advisory or professional capacity. Non-Employee Directors shall also be Participants in the Plan for the purpose of Nonqualified Stock Option Awards, Restricted Stock and Stock Units.

SECTION V

ANNUAL INCENTIVE AWARDS

(1) As soon as practical following the end of the Fiscal Year, the Committee will certify performance achieved against the performance criteria established at the beginning of the Fiscal Year. The performance criteria shall be determined in the discretion of the Committee considering all factors relevant to the management of the Corporation, provided that an Award under this Section that is intended to qualify for the Performance-Based Exception shall satisfy the Performance Measures and the requirements of Section 162(m) of the Internal Revenue Code.

(2) The Committee, in its sole discretion, may reduce or eliminate any Award otherwise earned based on an assessment of individual performance, but in no event may any such reduction result in an increase of the Award. The Committee shall determine the amount of any such reduction by taking into account such factors as it deems relevant including, without limitation: (a) performance against other financial or strategic objectives; (b) its subjective assessment of the Participant's overall performance for the year; and (c) prevailing levels of total compensation among similar companies.

(3) Performance criteria for Annual Incentive Awards will not be increased or decreased within a Fiscal Year except for extraordinary circumstances approved by the Committee.

(4) Payment of an Annual Incentive Award will be made in cash to the Participant during the period beginning January 1 and ending March 15 of the year following the end of the Fiscal Year to which the Annual Incentive Award relates, subject to any acceleration or delay in payment permitted under Code Section 409A, as defined in Section XXII.

(5) The Committee may permit the deferral of any Award and may permit payment on deferrals to be made subject to rules and procedures it may establish; provided that in the case of any Nonqualified Stock Option, the Committee may permit a feature that provides for the deferral of compensation, including, but not limited to, a feature that allows a holder of a Nonqualified Stock Option to elect deferred delivery of profit shares, only with respect to any Nonqualified Stock Option that was earned and vested on December 31, 2004, determined pursuant to and in accordance with Code Section 409A, as defined in Section XXII. These rules may include provisions crediting interest on deferred cash accounts.

(6) The Committee shall set the performance criteria for each year's Annual Incentive Awards no later than the first 90 days of the Fiscal Year.

(7) Its shall be presumed unless the Committee determines to the contrary, that all Awards to Employees under this Section are intended to qualify for Performance-Based Exception. If the Committee does not intend an Award to qualify for the Performance-Based Exception the Committee shall reflect its intent in its records in such manner as the Committee determines to be appropriate. For the purpose of complying with the Performance-Based Exception rules of Section 162(m) of the Internal Revenue Code, the maximum Award under this Section of the Plan to any one Employee during any one Fiscal Year shall not exceed $4,000,000.

SECTION VI

PERFORMANCE MEASUREMENT

(1) Unless and until the Corporation's stockholders approve a change in the general Performance Measures set forth in this Section VI, the attainment of which may determine the degree of payout and/or vesting with respect to Awards that are designed to qualify for the Performance-Based Exception, the Performance Measures to be used for purposes of such Awards may be measured at the Corporation level, at a subsidiary level, or at an operating unit level and shall be chosen from among: (a) income measures (including, but not limited to, gross profits, operation income, earnings before or after taxes, earnings per share, cost reductions); (b) return measures (including, but not limited to, return on assets, capital, investment, equity, or sales); (c) cash flow, cash flow return on investments, which equals net cash flows divided by owners equity; (d) gross revenues from operations; (e) total revenue; (f) cash value added; (g) economic value added; (h) share price (including, but not limited to, growth measures and total shareholder return); (i) sales growth; (j) market share; (k) the achievement of certain quantitatively and objectively determinable non-financial performance measures (including, but not limited to, growth strategies, strategic initiatives, product development, product quality, corporate development, and leadership development); and (l) any combination of, or a specified increase in, any of the foregoing.

(2) The Committee shall set the Performance Measures for each year's Annual Incentive Awards no later than the first 90 days of the Fiscal Year.

(3) The Committee shall have the discretion to adjust the determination of the degree of attainment of the preestablished goals; provided that the Awards that are designated to qualify for Performance-Based Exception may not be adjusted upward (although the Committee shall retain the discretion to adjust such Awards downward). In no event shall the Performance Period for any performance-based equity Award be less than one year.

(4) In the case of any Award that is granted subject to the condition that a specific Performance Measure be achieved, no payment under such Award shall be made prior to the time the Committee certifies in writing that that the Performance Measure has been achieved. For this purpose, approved minutes of the Committee meeting at which the certification is made shall be treated as a written certification. No such certification is required, however, in the case of an Award that is based solely on an increase in the value of a share of Common Stock from the date the Award is made.

SECTION VII

STOCK OPTIONS FOR EMPLOYEES AND CONSULTANTS

(1) The Committee may grant Nonqualified Stock Options or Incentive Stock Options or a combination of both to Employee Participants in the amount and at the time that the Committee approves. The Committee may grant Nonqualified Stock Options to Consultant Participants in the amount and at the time that the Committee approves. In order to provide a limitation on the number of shares as provided for in Section 162(m) of the Internal Revenue Code and the regulations thereunder, Stock Option grants shall be limited to a maximum of 1,000,000 shares per year for any Employee Participant.

(2) The Committee will document the terms of the Stock Option in an Award Agreement to include the Grant Date and Exercise Price, as well as any other terms that it may desire. The Exercise Price under a Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the Grant Date. Subject to adjustment pursuant to Section XII, the Exercise Price of outstanding Options fixed by the Committee shall not be modified.

(3) Unless otherwise determined by the Committee, a Stock Option granted under the Plan will become exercisable in whole or in part after the commencement of the second year of the term of the Stock Option to the extent of one third of the shares, to the extent of one third of the shares after commencement of the third year, and to the extent of one third of the shares after commencement of the fourth year.

(4) A Stock Option granted under the Plan will be exercisable during such period as the Committee may determine, and will be subject to earlier termination as hereinafter provided. In no event, however, may a Stock Option governed by the Plan be exercised after the expiration of its term. Except as provided herein, no Stock Option granted under this Section of the Plan to an Employee or Consultant may be exercised at any time unless the Participant who holds the Stock Option is then an Employee or Consultant, respectively. The option can be exercised in whole or in part through (i) cashless exercise, (ii) the Corporation withholding from the shares of Common Stock otherwise issuable upon exercise of the Stock Option a number of shares of Common Stock having a fair market value equal, as of the date of exercise, to the Exercise Price of the Stock Option multiplied by the number of shares of Common Stock in respect of which the Stock Option shall have been exercised ("Net-Exercise"), or (iii) other arrangements through agents, including stockbrokers, under arrangements established by the Corporation by paying the amounts required by instructions issued by the Secretary of the Corporation for the exercise of the Stock Options. If an exercise is not covered by instructions issued by the Corporate Secretary, the purchase price is to be paid in full to the Corporation upon the exercise of a Stock Option either (I) by cash including a personal check made payable to the Corporation, (II) by delivering at fair market value on the date of exercise unrestricted Common Stock already owned by the Participant, or (III) by any combination of cash and unrestricted Common Stock, and in either case, by payment to the Corporation of any withholding tax. In no event may successive simultaneous pyramiding be used to exercise a Stock Option. Shares which otherwise would be delivered to the holder of a Stock Option may be delivered, at the election of the holder, to the Corporation in payment of federal, state and/or local withholding taxes payable in connection with an exercise.

(5) The Participant who holds a Stock Option will have none of the rights of a shareowner with respect to the shares subject to a Stock Option until such shares are issued upon the exercise of a Stock Option.

(6) Neither the Corporation nor any subsidiary may directly or indirectly lend money to any Participant for the purpose of assisting the individual to acquire shares of Common Stock issued upon the exercise of Stock Options granted under the Plan.

(7) Provisions for Restoration Stock Options may be contained in the terms of a Underlying Option that was granted under the Plan prior to December 16, 2008. Restoration Stock Options granted under the Plan in respect of any Underlying Option awarded hereunder prior to December 16, 2008 may be granted pursuant to the following terms: (a) Restoration Stock Options may be granted if the Participant elects to make a restoration option exercise of an Underlying Option, pays the exercise price by transferring to the Corporation Common Stock of the Corporation held by the Participant, and pays the withholding tax by transferring Common Stock or cash. The number of Restoration Stock Options that will be granted is equal to the number of shares used to pay the exercise price and the number of shares with value equal to the tax liability; (b) The Restoration Stock Options will have a term equal to the remaining term of the Underlying Option, will have an Exercise Price equal to the Fair Market Value of the stock on the date of grant of the Restoration Option, and will become exercisable in six months after grant (or, if sooner, one month before the end of the term of the Underlying Option), and otherwise will have the same general terms and conditions Nonqualified Stock Options granted by the Corporation; (c) The shares that represent the difference between the Exercise Price of the Underlying Option and the value of the shares on the date of exercise, less withholding taxes, generally cannot be transferred for a period of three (3) years; and (d) To the extent permitted by the Committee under Section V(5), at the election of the Participant delivery of the shares may be deferred.

(8) In the event of the termination of the employment of an Employee who holds an outstanding Stock Option, other than by reason of death, total and permanent disability or a Qualified Retirement, the Employee may (unless the Stock Option shall have been previously terminated) exercise the Stock Option at any time within three (3) months after such termination, but not after the expiration of the term of the grant, to the extent of the number of shares which were exercisable at the date of the termination of employment. In the event of termination of service as a Consultant who holds an outstanding Stock Option, other than by reason of death or total and permanent disability, the Consultant may (unless the Stock Option shall have been previously terminated) exercise the Stock Option at any time within three (3) months after such termination, but not after the expiration of the term of the grant, to the extent of the number of shares which were exercisable at the date of the termination of service. Stock Options granted under this Section of the Plan to an Employee will not be affected by any change of employment so long as the Participant continues to be an Employee. Provided, however, if the Participant is terminated for cause as defined in the International Truck and Engine Corporation Income Protection Plan, or if the Participant is covered by a different severance plan or agreement, then as defined in such plan or agreement, the three-month period provided by this subsection shall not apply and the Stock Option shall cease to be exercisable and shall lapse as of the effective date of the termination of the Employee.

(9) Except as provided in Section VII(12), in the event of a Qualified Retirement an Employee who holds an outstanding Stock Option may exercise the Stock Option to the extent the option is exercisable or becomes exercisable under its terms, at any time during the term of the option grant.

(10) In the event of a total and permanent disability, as defined by the Corporation's long term disability programs, an Employee or Consultant who holds an outstanding Stock Option may exercise the Stock Option, to the extent the Stock Option is exercisable or becomes exercisable under its terms, at any time within three (3) years after such termination or, if later, the date on which the option becomes exercisable with respect to such shares, but not after the expiration of the term of the option grant.

(11) In the event of the death of an Employee or Consultant who holds an outstanding Stock Option, the Stock Option may be exercised by a legatee, or by the personal representatives or distributees, at any time within a period of two (2) years after death, but not after the expiration of the term of the grant. If death occurs while employed by the Corporation or a subsidiary or performing services as a Consultant, or after a Qualified Retirement, or during the three- year period specified in Section VII(10), Stock Options may be exercised to the extent of the remaining shares covered by Stock Options whether or not such shares were exercisable at the date of death. If death occurs during the three-month period specified in Section VII(8), Stock Options may be exercised to the extent of the number of shares that were exercisable at the date of death.

(12) Notwithstanding the other provisions of Sections VII(9) or VII(11), no Stock Option which is not exercisable at the time of a Qualified Retirement shall become exercisable after such Qualified Retirement if, without the written consent of the Corporation, a Participant engages in a business, whether as owner, partner, officer, employee, or otherwise, which is in competition with the Corporation or one of its affiliates, and if the Participant's participation in such business is deemed by the Corporation to be detrimental to the best interests of the Corporation. The determination as to whether such business is in competition with the Corporation or any of its affiliates, and whether such participation by such person is detrimental to the best interests of the Corporation, shall be made by the Corporation in its absolute discretion, and the decision of the Corporation with respect thereto, including its determination as to when the participation in such competitive business commenced, shall be conclusive.

(13) Notwithstanding any provision of the Plan to the contrary, (a) the exercise of a Stock Option granted under the Plan at any time on or after April 16, 2007 shall be settled solely in shares of Common Stock, and under no circumstances whatsoever shall a Stock Option be exercisable with respect to any period during which the exercise of such Stock Option would violate Applicable Law, as defined in Section XXII, and (b) in accordance with both the terms of the Prospectus for the Plan and the power and authority reserved to the Committee under Section XIII, and to the fullest extent permitted under Applicable Law, as defined in Section XXII, the exercise of a Stock Option granted under the Plan at any time before April 16, 2007 shall be settled solely in shares of Common Stock, and under no circumstances whatsoever shall a Stock Option be exercisable with respect to any period during which the exercise of such Stock Option would violate Applicable Law, as defined in Section XXII.

SECTION VIII

STOCK OPTIONS NON-EMPLOYEE DIRECTORS

(1) The Committee may grant Nonqualified Stock Options to Non-Employee Directors.

(2) The Committee will document the terms of the Stock Option to include the Grant Date and Exercise Price, as well as any other terms that it may desire. The Exercise Price under a Stock Option shall not be less than one hundred percent (100%) of the Fair Market Value of a share of Common Stock on the Grant Date. Subject to adjustment pursuant to Section XII, the Exercise Price of outstanding Stock Options fixed by the Committee shall not be modified.

(3) Unless otherwise determined by the Committee, a Stock Option granted under this Section of the Plan will become exercisable in whole or in part after the commencement of the second year of the term of the Stock Option to the extent of one third of the shares, to the extent of one third of the shares after commencement of the third year, and to the extent of one third of the shares after commencement of the fourth year.

(4) A Stock Option granted this Section of the Plan will be exercisable during such period as the Committee may determine, and will be subject to earlier termination as hereinafter provided. In no event, however, may a Stock Option governed by the Plan be exercised after the expiration of its term.

(5) Except as provided herein, no Stock Option granted under this Section of the Plan may be exercised at any time unless the Participant who holds the Stock Option is then a Non-Employee Director.

(6) A Stock Option granted under this Section of the Plan can be exercised in whole or in part through cashless exercise, Net-Exercise, as defined in Section VII(4), or other arrangements through agents, including stockbrokers, under arrangements established by the Corporation by paying the amounts required by instructions issued by the Secretary of the Corporation for the exercise of the options. If an exercise is not covered by instructions issued by the Corporate Secretary, the purchase price is to be paid in full to the Corporation upon the exercise of a Stock Option either (i) by cash including a personal check made payable to the Corporation; (ii) by delivering at fair market value on the date of exercise unrestricted Common Stock already owned by the Participant, or (iii) by any combination of cash and unrestricted Common Stock, and in either case, by payment to the Corporation of any withholding tax. In no event may successive simultaneous pyramiding be used to exercise a Stock Option. Shares which otherwise would be delivered to the holder of a Stock Option may be delivered, at the election of the holder, to the Corporation in payment of federal, state and/or local withholding taxes payable in connection with an exercise.

(7) The Non-Employee Director who holds a Stock Option will have none of the rights of a shareowner with respect to the shares subject to a Stock Option until such shares are issued upon the exercise of a Stock Option.

(8) Neither the Corporation nor any subsidiary may directly or indirectly lend money to any Non-Employee Director for the purpose of assisting the individual to acquire shares of Common Stock issued upon the exercise of Stock Options granted under the Plan.

(9) In the event of the termination of service as a Non-Employee Director, other than by reason of death, total and permanent disability or a Qualified Retirement, a Non-Employee Director who holds an outstanding Stock Option may (unless the Stock Option shall have been previously terminated) exercise the Stock Option at any time within three (3) months after such termination, but not after the expiration of the term of the grant, to the extent of the number of shares which were exercisable at the date of the termination of service.

(10) Except as provided in Section VII(13), in the event of Qualified Retirement a Non-Employee Director who holds an outstanding Stock Option may exercise the Stock Option to the extent the Stock Option is exercisable or becomes exercisable under its terms, at any time during the term of the option grant.

(11) In the event of a total and permanent disability, as determined by the Committee, a Non-Employee Director who holds an outstanding Stock Option may exercise the Stock Option, to the extent the option is exercisable or becomes exercisable under its terms, at any time within three (3) years after such termination or, if later, the date on which the Stock Option becomes exercisable with respect to such shares, but not after the expiration of the term of the option grant.

(12) In the event of the death of a Non-Employee Director who holds an outstanding Stock Option, the Stock Option may be exercised by a legatee, or by the personal representatives or distributees, at any time within a period of two (2) years after death, but not after the expiration of the term of the grant. If death occurs while the Participant is serving as a Non-Employee Director, or after a Qualified Retirement, or during the three-year period specified in Section VIII(11), Stock Options may be exercised to the extent of the remaining shares covered by the Stock Options whether or not such shares were exercisable at the date of death. If death occurs during the three-month period specified in Section VIII(9), Stock Options may be exercised to the extent of the number of shares that were exercisable at the date of death.

(13) Notwithstanding the other provisions of Sections VIII(10) or VIII(12), no option which is not exercisable at the time of a Qualified Retirement shall become exercisable after such Qualified Retirement if, without the written consent of the Corporation, a Non-Employee Director engages in a business, whether as owner, partner, officer, employee, or otherwise, or serves as a director for such business, which is in competition with the Corporation or one of its affiliates, and if the Non-Employee Director's participation in such business is deemed by the Corporation to be detrimental to the best interests of the Corporation. The determination as to whether such business is in competition with the Corporation or any of its affiliates, and whether such participation by such person is detrimental to the best interests of the Corporation, shall be made by the Corporation in its absolute discretion, and the decision of the Corporation with respect thereto, including its determination as to when the participation in such competitive business commenced, shall be conclusive.

SECTION IX

PROHIBITION ON REPRICING AND DISCOUNTED OPTIONS

Notwithstanding any other provision in the Plan, no Stock Option issued under the Plan may be amended or modified in any way that changes the Exercise Price of the Stock Option, and no Stock Option may be issued with an Exercise Price that is less than the Fair Market Value of one share of Common Stock on the Grant Date of the Stock Option or in any other way discounted. This provision shall not limit any adjustments provided by Section XII relating to adjustments upon changes in capitalization.

SECTION X

STOCK APPRECIATION RIGHTS AND OTHER AWARDS

(1) Subject to the terms of the Plan, the Committee may grant any types of Awards other than Stock Options provided for in Sections VII and VIII, and Restricted Stock provided for in Section XI, including but not limited to SARs. The Committee shall determine the terms and conditions of such Awards.

(2) The Committee may, subject to the terms of the Plan, grant SARs to Employee and Consultant Participants at any time and from time to time as shall be determined by the Committee. The Committee may grant Freestanding SARs, Tandem SARs, or any combination thereof. The Committee shall have complete discretion in determining the number of SARs, subject to the terms of the Plan, and to determine the terms of the SARs. The grant price of a Freestanding SAR shall equal the Fair Market Value of one share of Common Stock on the Grant Date. The Exercise Price of Tandem SARs shall equal the Exercise Price of the related Stock Option.

(3) Tandem SARs may be exercised for all or part of the shares subject to the related Stock Option upon the surrender of the right to exercise the equivalent portion of the related Stock Option. A related Stock Option is then exercisable.

(4) Notwithstanding any other provision of the Plan to the contrary, with respect to a Tandem SAR granted in connection with an Incentive Stock Option: (a) The Tandem SAR shall expire no later than the expiration than the expiration of the Incentive Stock

Option; (b) The value of the payout with respect to the Tandem SAR shall not exceed the excess of the fair market value of the shares subject to Incentive Stock Option at the time the Tandem SAR is exercised over the Exercise Price under the Incentive Stock Option; and (c) The Tandem SAR may be exercised only when the fair market value on the date of exercise of the shares subject to the Incentive Stock Option exceed the Exercise Price of the Incentive Stock Option.

(5) Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its discretion, impose upon them, subject, however, to the terms of the Plan.

(6) The term of SARs shall be determined by the Committee, in its discretion; provided that such term shall not exceed 10 years.

(7) Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Corporation in an amount determined by multiplying: (a) the excess of fair market value of one share of Common Stock on the date of exercise over the Exercise Price, by (b) the number of shares with respect to which the SAR is exercised. At the discretion of the Committee, the payment upon exercise of a SAR may be in cash, in share equivalent fair market value, or in a combination thereof.

(8) Its shall be presumed unless the Company determines to the contrary, that all awards to Employees under this Section are intended to qualify for Performance-Based Exception. If the Committee does not intend an Award to an Employee to qualify for the Performance-Based Exception the Committee shall reflect its intent in its records in such manner as the Committee determines to be appropriate. For the purpose of complying with the Performance-Based Exception rule of Section 162(m) of the Internal Revenue Code, the number of SARs that can be granted to any one Employee in any Fiscal Year shall not exceed 1,000,000 shares, less the number of stock options grant to such Employee during the year. Any Award the value of which is not solely dependent on value of the stock on which the award is based shall not exceed $4,000,000 for any Employee for the year.

SECTION XI

RESTRICTED STOCK AND STOCK UNITS

(1) Restricted Stock, or Stock Units, may be granted during a Fiscal Year or at any time thereafter. Awards under the Plan may be granted in the form of Restricted Stock, in the form of Stock Units, or in any combination of both. Restricted Stock or Stock Units may also be awarded in combination with Stock Options, and such an Award may provide that the Restricted Shares or Stock Units will be forfeited in the event that the terms of the Award Agreement are not fulfilled.

(2) Awards of Restricted Stock or Stock Units may be made under the Plan to Participants for meeting the stock ownership requirements as described in the Navistar Executive Stock Ownership Program, as may be amended from time to time by the Board of Directors, in their sole discretion, or for any other purpose.

(3) Each Award of Restricted Stock or Stock Units shall become vested, in full or in installments, upon satisfaction of the conditions specified in the Award Agreement. In no event will an Award of Restricted Stock or Stock Units granted under the Plan vest in full prior to the commencement of the third year anniversary of the Grant Date, except that any Award (or portion thereof) of Restricted Stock or Restricted Stock Units granted under the Plan representing a Non-Employee Director's first quarterly retainer shall be immediately vested upon the Grant Date.

(4) The Participant will be entitled to all dividends paid with respect to all Restricted Stock awarded under the Plan during the period of restriction and will not be required to return any such dividends to the Corporation in the event of the forfeiture of the Restricted Stock. The Participant also will be entitled to vote Restricted Stock during the period of restriction.

(5) All Restricted Stock certificates awarded under the Plan are to be delivered to the Participant with an appropriate legend imprinted on the certificate.

(6) In the event a Participant dies while employed by the Corporation or a subsidiary, performing services as a Consultant, or serving as a Non-Employee-Director of the Corporation, or following a Qualified Retirement or total or permanent disability, the Restricted Stock or Stock Units will vest as of the date of death and all restrictions shall lapse and the Restricted Stock or Stock Units will be immediately transferable to the named beneficiary or to the Participant's estate. Any Restricted Stock or Stock Units that becomes payable after the Participant's death shall be distributed to the Participant's beneficiary or beneficiaries. A beneficiary designation may be changed by filing the prescribed form with the Secretary of the Corporation at any time before the Participant's

death. If no beneficiary was designated or if no designated beneficiary survives the Participant, then any Restricted Stock or Stock Units that becomes payable after the Participant's death shall be distributed to the Participant's estate.

(7) In the event a Participant who holds unvested Restricted Stock or Stock Units, terminates employment or service as a Non-Employee Director with the Corporation by reason of Qualified Retirement or total and permanent disability, the Restricted Stock or Stock Units will continue to vest according to the terms of the Restricted Stock. In the event a Participant who holds unvested Restricted Stock or Stock Units, terminates service as a Consultant by reason of total and permanent disability, the Restricted Stock or Stock Units will continue to vest according to the terms of the Restricted Stock.

(8) In the event a Participant otherwise terminates employment or service as a Consultant or Non-Employee Director, any Restricted Stock or Stock Units that is not vested forfeits to the Corporation.

(9) Its shall be presumed unless the Committee determines to the contrary, that all awards to Employees under this Section of the Plan are intended to qualify for Performance-Based Exception. If the Committee does not intend an Award to an Employee to qualify for the Performance-Based Exception the Committee shall reflect its intent in its records in such manner as the Committee determines to be appropriate. For the purpose of complying with the Performance-Based Exception rules of Section 162(m) of the Internal Revenue Code, the maximum Award under this Section of the Plan to any one Employee during any one Fiscal Year shall not exceed 1,000,000 shares.

SECTION XII

ADJUSTMENTS UPON CHANGES IN CAPITALIZATION

Notwithstanding any other provision of the Plan, the Award Agreements may contain such provisions as the Committee determines to be appropriate for the adjustment of the number and class of shares, subject to each outstanding Stock Option or SAR, the exercise prices in the event of changes in, or distributions with respect to, the outstanding Common Stock by reason of stock dividends, recapitalizations, mergers, consolidations, split-ups, combinations or exchanges of shares, spinoffs and the like, and, in the event of any such changes in, or distribution with respect to, the outstanding Common Stock, the aggregate number and class of shares available under the Plan and the limits applicable to Awards under the Plan, in each case, shall be appropriately adjusted by the Committee, whose determination shall be conclusive.

SECTION XIII

ADMINISTRATION OF THE PLAN

Full power and authority to construe, interpret and administer the Plan is vested in the Committee. Decisions of the Committee will be final, conclusive and binding upon all parties, including the Corporation, shareowners, Employee, Consultants, and Non-Employee Directors. The foregoing will include, but will not be limited to, all determinations by the Committee as to (a) the approval of Employees, Consultants, and Non-Employee Directors for participation in the Plan, (b) the amount of the Awards, (c) the performance levels at which different percentages of the Awards would be earned and all subsequent adjustments to such levels and (d) the determination of all Awards. Any person who accepts any Award hereunder agrees to accept as final, conclusive and binding all determinations of the Committee. The Committee will have the right, in the case of Employees or Consultants who are employed or engaged to perform services, respectively, outside the United States, or Non-Employee Directors not resident in the United States, to vary from the provision of the Plan to the extent the Committee deems appropriate in order to preserve the incentive features of the Plan.

SECTION XIV

NON-ASSIGNMENT

Awards under the Plan may not be assigned or alienated. In case of a Participant's death, the amounts distributable to the deceased Participant under the Plan with respect to which a designation of beneficiary has been made (to the extent it is valid and enforceable under applicable law) shall be distributed in accordance with the Plan to the designated beneficiary or beneficiaries. The amount distributable to a Participant upon death and not subject to such a designation shall be distributed to the Participant's estate. If there is any question as to the right of any beneficiary to receive a distribution under the Plan, the amount in question may be paid to the estate of the Participant, in which event the Corporation will have no further liability to anyone with respect to such amount.

SECTION XV

WITHHOLDING TAXES

A Participant may elect, subject to the provisions of the applicable Sections of the Plan and the terms of the Award, to pay any withholding tax due in connection with the exercise of any Stock Option or SAR or upon the vesting of Restricted Stock or the settlement of any other Award either (i) by cash including a personal check made payable to the Corporation or (ii) by delivering at fair market value, on the date that the amount of tax to be withheld is determined, unrestricted Common Stock already owned by the Participant, or (iii) by any combination of cash or unrestricted Common Stock. In addition, the Committee may permit, in the Award Agreement or otherwise, that in the event that a Participant is required to pay to the Corporation any amount to be withheld in connection with the exercise, vesting or settlement of an Award denominated in shares, the Participant may satisfy such obligation (in whole or in part) by electing to have the Corporation withhold a portion of the shares of Common Stock otherwise to be issued upon exercise, vesting or settlement of such Award equal in value to the minimum amount required to be withheld. The value of the shares to be withheld shall be the fair market value on the date that the amount of tax to be withheld is determined.

SECTION XVI

RIGHTS OF PARTICIPANT

To the extent that any Participant, beneficiary or estate acquires a right to receive payments or distributions under the Plan, such right will be no greater than the right of a general unsecured creditor of the Corporation. All payments and distributions to be made hereunder will be paid from the general assets of the Corporation. Nothing contained in the Plan, and no action taken pursuant to its provisions, shall create or be construed to create any contracted right or trust of any kind or fiduciary relationship between the Corporation and any Participant, beneficiary or estate.

SECTION XVII

MODIFICATION, AMENDMENT OR TERMINATION

The Committee may modify, amend, or terminate the Plan at any time, provided that, unless the requisite approval of stockholders is obtained, no amendment shall be made to the Plan if such amendment would (i) increase the number of shares of Common Stock available for issuance under the Plan or increase the limits applicable to Awards under the Plan, in each case, except as provided in Section XII; (ii) lower the Exercise Price of the Stock Option or SAR grant value below 100% of the Fair Market Value of one share of Common Stock on the Grant Date, except as provided in Section XII; (iii) remove the repricing restriction set forth in Section IX; or (iv) require stockholder approval as a matter of law or under rules of the New York Stock Exchange. No Plan amendment shall, without the affected Participant's consent, terminate or adversely affect any right or obligation under any Stock Option or other Award previously granted under the Plan.

SECTION XVIII

RESERVATION OF SHARES

(1) The total number of shares of Common Stock reserved and available for delivery pursuant to this Plan is 3,250,000 shares of Common Stock. The number of shares authorized and available shall be increased by shares of Common Stock subject to an option or award under this Plan or any other plan, including the Navistar 1994 Performance Incentive Plan, the Navistar 1998 Supplemental Stock Plan, or the 1998 Non-Employee Director Stock Option Plan, that is cancelled, expired, forfeited, settled in cash or otherwise terminated without a delivery of shares to the Participant of the plan, including shares used to pay the option exercise price of an option issued under the Plan or any other plan or to pay taxes with respect to such an option.

(2) In order to provide a limitation on the number of shares that may be issued as Incentive Stock Options as provided by the Code, no more than 1,000,000 shares of Common Stock, or if less the number of shares that may be issued under the Plan, shall be granted as Incentive Stock Options in any calendar year. Such shares may be in whole or in part, as the Board of Directors shall from time to time determine, authorized and unissued shares of Common Stock or issued shares of Common Stock which shall have been

reacquired by the Corporation.

(3) In order to provide a limitation on the number of shares that may be issued as Restricted Stock, Stock Units, SARs, and Awards other than Stock Options, no more than 1,000,000 shares of Common Stock that may be issued under the Plan shall be granted as Restricted Stock, Stock Units, SARs, or Awards other than Stock Options.

SECTION XIX

RIGHTS OF EMPLOYEES

Status as an Employee shall not be construed as a commitment that any one or more Awards will be made under this Plan to an Employee or to Employees generally. Status as a Participant shall not entitle the Participant to any additional future Awards. Nothing in the Plan will confer on any Employee or Participant any right to continue in the employ of the Corporation or any of its subsidiaries or interfere with or prevent in any way the right of the Corporation or any of its subsidiaries to terminate an Employee or Participant's employment at any time for any reason.

SECTION XX

CHANGE IN CONTROL

Notwithstanding any provision contained herein to the contrary, in the event of a Change in Control, all awarded Restricted Stock and Stock Units will immediately be free of all restrictions and performance contingencies and will be deemed fully earned and not subject to forfeiture and all outstanding Stock Options governed by the Plan will be immediately exercisable and shall continue to be exercisable for a period of three (3) years from the date of the Change in Control regardless of the original term or employment status, except that the term of any Incentive Stock Option shall not be extended beyond ten (10) years from the date of grant.

SECTION XXI

LIMITATION OF ACTIONS

Every right of action by or on behalf of the Corporation or any shareowner against any past, present or future member of the Board of Directors, officer or Employee arising out of or in connection with the Plan will, irrespective of the place where action may be brought and irrespective of the place of residence of any such director, officer or Employee, cease and be barred by the expiration of three (3) years from whichever is the later of (a) the date of the act or omission in respect of which such right of action arises or (b) the first date upon which there has been made generally available to shareowners an annual report of the Corporation and a proxy statement for the annual meeting of shareowners following the issuance of such annual report, which annual report and proxy statement alone or together set forth, for the related period, the aggregate amount of Awards under the Plan during such period; and any and all right of action by an Employee, Consultant, or Non-Employee Director (past, present or future) against the Corporation arising out of or in connection with the Plan shall, irrespective of the place where action may be brought, cease and be barred by the expiration of three (3) years from the date of the act or omission in respect of which such right of action arises.

SECTION XXII

GOVERNING LAW

The Plan will be governed by and construed in accordance with applicable Federal laws and, to the extent not inconsistent therewith or pre-empted thereby, with the laws of the State of Delaware (without regard to the conflicts of laws provisions of that State or any other jurisdiction), including applicable regulations, rules, and such other applicable authorities thereunder ("Applicable Law"). Accordingly, for the avoidance of doubt, the receipt, exercise, issuance, and disposition, as appropriate, of any Award, Common Stock, Stock Option, or other incentive or award under the Plan is expressly conditioned upon and subject to any and all limitations, restrictions, prohibitions, or such other conditions imposed by Applicable Law, including, but not limited to, applicable Federal and state securities law. Without limiting the generality and applicability of the foregoing and notwithstanding any provision of the Plan to the contrary, if and to the extent any amounts payable or benefits provided under this Plan are subject to, and would otherwise violate, the requirements of Section 409A of the Internal Revenue Code, including applicable regulations, rules, and such other applicable authorities thereunder ("Code Section 409A"), such amounts or benefits shall be paid or provided under such other conditions, determined by the Committee in its sole discretion, that cause the provision of such amounts or benefits to comply with, or not to be subject to, Code Section 409A and this Plan shall be construed and administered accordingly to achieve that objective.

SECTION XXIII

EFFECTIVE DATE

The effective date of the Plan shall be February 17, 2004 (the "Effective Date"), subject to approval by the stockholders at the Corporation's Annual Meeting to be held on February 17, 2004, or any adjournment thereof. The Plan shall continue in effect for ten (10) years from the Effective Date, expiring February 16, 2014. No Awards may be granted under the Plan subsequent to February 16, 2014, but Awards theretofore granted may extend beyond that date in accordance with their terms.

END